Form 40-F
period 2021-12-31
Digihost Technology Inc.
filed 2022-03-28
CIK 1854368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2021	Commission File Number 001-40527

Digihost Technology Inc.

(Exact name of Registrant as specified in its charter)

Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 King Street East

Suite 902

Toronto, Ontario M5C 1C4

Canada

(917) 242-6549

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	DGHI	Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: There were 24,956,165 of the Registrant’s subordinate voting shares outstanding as of December 31, 2021.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Digihost Technology Inc. (the “Registrant”) is a Canadian issuer whose subordinate voting shares are listed on the TSX Venture Exchange and is eligible to file this annual report (the “Annual Report”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. This Annual Report is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-263255).

FORWARD-LOOKING STATEMENTS

This Annual Report and the exhibits incorporated by reference herein contain forward-looking information and forward-looking statements (collectively, “forward-looking information”) that are covered by safe harbors under applicable securities laws. Forward-looking information can often be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “may,” “potential” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All information, other than information regarding historical fact that addresses activities, events or developments that the Registrant believes, expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information does not constitute historical fact but reflects the current expectations the Registrant regarding future results or events based on information that is currently available. By their nature, forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.

Forward-looking information in this Annual Report and the exhibits incorporated by reference herein includes, but is not limited to, information with respect to:

●	the performance of the Registrant’s business and operations;

●	the intention to grow Registrant’s business and operations;

●	growth strategy and opportunities;

●	the treatment of the Registrant under government regulatory and taxation regimes; and

●	the Registrant’s ability to monitor, assess and manage the impact of the COVID-19 pandemic.

Forward-looking information involves known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. These factors include management's belief or expectations relating to the following and, in certain cases, management's response with regard to the following:

●	The Registrant’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

●	Regulatory changes or actions may alter the nature of an investment in the Registrant or restrict the use of cryptocurrencies in a manner that adversely affects the Registrant’s operations;

●	The value of cryptocurrencies may be subject to momentum pricing risk;

●	Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Registrant is subject to risks associated with the Registrant’s need for significant electrical power. The Registrant’s mining operations require electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations;

●	The Registrant may be required to sell its cryptocurrency portfolio to pay for expenses;

●	The Bitcoin block reward halves approximately every four year which reduces the number of Bitcoin the Registrant would receive from solving blocks;

●	The Registrant is exposed to hash rate and network difficulty, which could reduce the ability of the Registrant to remain competitive with its peers;

●	The risks posed by the COVID-19 pandemic cannot be predicted with certainty and the Registrant remains exposed to government imposed restrictions on operations;

●	The Registrant’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

●	The Registrant’s coins may be subject to loss, theft or restriction on access;

●	Incorrect or fraudulent coin transactions may be irreversible;

●	If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than of the Registrant) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Registrant’s mining operations;

●	The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

●	Risk related to technological obsolescence and difficulty in obtaining hardware;

●	Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended;

●	Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions;

●	The Registrant’s success is largely dependent on the performance of the Registrant’s management and executive officers;

●	The Registrant may be unable to attract, develop and retain its key personal and establish adequate succession planning;

●	The Registrant may be unable to obtain additional financing on acceptable terms or at all;

●	The Registrant faces competition from other cryptocurrency companies;

●	Uninsured or uninsurable risks could result in significant financial liabilities;

●	The Registrant does not currently pay cash dividends and therefore the Registrant’s shareholders will not be able to receive a return on their SV Shares unless they sell them;

●	The SV Shares are subject to volatility risk and there is no guarantee that an active or liquid market will be sustained for the SV Shares;

●	There are significant legal, accounting, and financial costs of being a publicly traded company which may reduce the resources available for the Registrant to deploy on its cryptocurrency mining operations;

●	Directors and officers may have a conflict of interest between their duties owed to the Registrant and their interest in other personal or business ventures;

●	The Registrant may be subject to litigation arising out of its operations;

●	The Registrant could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Registrant;

●	The Registrant has a limited history of operations and is in the early stage of development;

●	Ineffective management of growth could result in a failure to sustain the Registrant’s progress;

●	The Registrant may be subject to tax consequences which could reduce the Registrant’s profitability;

●	The Registrant may be exposed to risks from exchanging currencies, including currency exchange fees; and

●	the other factors discussed under the heading, “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2021, dated March 28, 2022 (“AIF”).

A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents on the SEDAR website at www.sedar.com, such as the Registrant’s AIF, which is attached hereto as Exhibit 99.1. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking information contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is conducted in accordance with Canadian generally accepted auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.

ANNUAL INFORMATION FORM

The Registrant’s AIF for the year ended December 31, 2021 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements as at and for the years ended December 31, 2021 and 2020 is attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Registrant’s internal control over financial reporting that occurred during the fiscal year ending December 31, 2021, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Under the Jumpstart Our Business Startups Act, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and, therefore, has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2021.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. As of the date of this Annual Report, the Registrant’s Audit Committee is comprised of Manish Z. Kshatriya, Donald Christie and Adam Rossman. Messrs. Kshatriya and Rossman are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”). Mr. Christie is not considered independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules) due to his recent appointment as Chief Operating Officer of the Registrant. In order to maintain Audit Committee membership at three members as required by the Nasdaq Stock Market Rules, Mr. Christie is expected to continue to serve on the Audit Committee until the Registrant’s 2022 annual general meeting.

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that Donald Christie qualifies as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules). Mr. Christie is not considered independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules) due to his recent appointment as Chief Operating Officer of the Registrant.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Registrant (the “Code”). The Code is posted on the Registrant’s website at https://digihost.ca/docs/investors/. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the year ended December 31, 2021, the Registrant did not waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Raymond Chabot Grant Thornton LLP for professional services rendered for the fiscal years ended December 31, 2021 and December 31, 2020. During each of those periods, Raymond Chabot Grant Thornton LLP was the Registrant's only external auditor.

(in USD dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit Fees	$240,000	$397,731
Audit-Related Fees	--	--
Tax Fees	$20,000	$19,878
All Other Fees	$23,602	--
Total Fees Paid	$283,602	$417,609

Audit Fees: Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, quarterly review, and services that are normally provided by Raymond Chabot Grant Thornton LLP in connection with statutory and regulatory filings.

Audit-Related Fees: Audit-related services consist of fees billed by Raymond Chabot Grant Thornton LLP for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees: Tax fees consist of fees billed by Raymond Chabot Grant Thornton LLP for professional tax services. These services also include assistance regarding federal, state, and local tax compliance.

All Other Fees: Other fees would include fees for products and services provided by Raymond Chabot Grant Thornton LLP other than the services reported above.

PRE-APPROVAL OF SERVICES PROVIDED BY INDEPENDENT AUDITOR

The audit committee pre-approves all audit and non-audit services to be provided to the Registrant by its independent registered public accounting firm. The audit committee sets forth its pre-approval and/or confirmation of services authorized by the audit committee in the minutes of its meetings.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant discloses on its website, www.digihost.ca/docs/investors/, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARIDNG FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has previously filed a Form F-X in connection with its subordinate voting shares. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.3	Management’s Discussion and Analysis for the year ended December 31, 2021

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Raymond Chabot Grant Thornton LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

DIGIHOST TECHNOLOGY INC.

By:	/s/ Michel Amar
Name: Michel Amar
Title: Chief Executive Officer

Date: March 28, 2022