Form 20-F
period 2022-12-31
Digihost Technology Inc.
filed 2023-07-14
CIK 1854368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________ to _________________________

Commission file number: 001-40527

DIGIHOST TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

18 King Street East

Suite 902

Toronto, Ontario M5C 1C4

Canada

(Address of principal executive offices)

Michel Amar, CEO

michel@digihostblockchain.com

18 King Street East

Suite 902

Toronto, Ontario M5C 1C4

Canada

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	DGHI	Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of subordinate voting shares outstanding as of December 31, 2022 was 27,842,204.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes No ☒

DIGIHOST TECHNOLOGY INC.

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

Digihost Technology Inc. is a corporation incorporated under the Business Corporations Act (British Columbia). In this Annual Report on Form 20-F (this “Annual Report”), the “Corporation,” “we,” “our,” “DGHI” and “us” refer to Digihost Technology Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at 18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4.

This Annual Report (including the consolidated audited financial statements for the years ended December 31, 2022, 2021 and 2020 attached thereto, together with the auditors’ report thereon) and the exhibits thereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of the Corporation on Form F-10, as amended (File No. 333-263255), and to be a part thereof from the date on which this report was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Glossary

“BCBCA” means the Business Corporations Act (British Columbia), or its successor legislation and the regulations made thereunder;

“Blockchain” means a distributed ledger comprised of blocks that serves as a historical transaction record of all past transactions and can be accessed by anyone with appropriate permissions. Blocks are chained together using cryptographic signatures;

“Board” means the board of directors of the Corporation;

“Buffalo Facility Lease Agreement” means the lease agreement dated December 21, 2021 entered into by East Delavan and a subsidiary of the Corporation;

“Buffalo Mining Facility” means the 1001 East Delavan facility in Buffalo, NY subject to the Buffalo Facility Lease Agreement;

“Buyer” means the buyer under the Energy Contract;

“CEO” means Chief Executive Officer;

“CFO” means Chief Financial Officer;

“Consolidation” means the Consolidation of the SV Shares and PV Shares on the basis of three (3) pre-consolidation SV Shares or PV Shares for every one (1) post-consolidation SV Share or PV Share, respectively, effective as of October 28, 2021;

“Corporation” means Digihost Technology Inc. (TSXV: DGHI; Nasdaq: DGHI);

“Digifactory1” means the 60 MW power plant located in the State of New York;

“Digihost” means Digihost International, Inc., a corporation incorporated under the laws of the State of Delaware on October 9, 2018;

“East Delavan” means East Delavan Property, LLC;

“Energy Contract” means the energy contract dated February 6, 2018 entered into by EnergyMark and Bit.Management, LLC, and assigned by Bit.Management, LLC to Digihost;

“EnergyMark” means EnergyMark LLC;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“HashChain” means HashChain Technology Inc., a corporation incorporated pursuant to the laws of British Columbia on February 18, 2017;

“IASB” means the International Accounting Standards Board.

“Insider” if used in relation to an issuer, means a director or senior officer of the issuer; a director or senior officer of a company that is an Insider or subsidiary of the issuer; a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or, the issuer itself if it holds any of its own securities;

“KVA” means kilovolt-ampere;

“Landlord” means the landlord under the Buffalo Facility Lease Agreement;

“MW” means Megawatts;

“Northern Data” means Northern Data AG;

“Option” means an option to purchase SV Shares;

“Person” means a company or individual;

“PH” means Petahash per second;

“PSC” means the New York Public Service Commission;

“PV Share” means a proportionate voting share of the Corporation;

“RSU” means a restricted share unit of the Corporation;

“RTO” means the reverse take-over whereby the business and assets of HashChain and Digihost were combined by way of a share exchange between HashChain and shareholders of Digihost;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means System for Electronic Document Analysis and Retrieval and located on the Internet at www.sedar.com;

“Shareholder” means a holder of SV Shares;

“SV Share” means a subordinate voting share of the Corporation;

“Tenant” means the tenant under the Buffalo Facility Lease Agreement; and

“TSXV” means the TSX Venture Exchange.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars (“US$,” “USD” or “$”).

Cautionary Statements Regarding Forward-Looking Statements

This Annual Report and other publicly available documents, including the documents incorporated herein and therein by reference, contain or refer to forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws (“forward-looking statements”). Forward-looking statements can often be identified by forward-looking words, such as, “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “may,” “potential” and “will” or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, that address activities, events or developments that the Corporation believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements do not constitute historical fact but reflect management’s expectations and assumptions. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

●	The expectations concerning performance of the Corporation’s business and operations;

●	The intention to grow the Corporation’s business and operations;

●	Growth strategy and opportunities;

●	The treatment of the Corporation under government regulatory and taxation regimes; and

●	The Corporation’s ability to monitor, assess and manage the impact of any future large-scale outbreaks of infectious diseases, such as the recent COVID-19 pandemic.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including the following:

●	The Corporation’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

●	Regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations;

●	The value of cryptocurrencies may be subject to momentum pricing risk;

●	Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Corporation is subject to risks associated with the Corporation’s need for significant electrical power. The Corporation’s mining operations require electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations;

●	The Corporation may be required to sell its cryptocurrency portfolio to pay for expenses;

●	The Bitcoin block reward halves approximately every four years, which reduces the number of Bitcoin the Corporation would receive from solving blocks;

●	The Corporation is exposed to hashrate and network difficulty, which could reduce the ability of the Corporation to remain competitive with its peers;

●	The risks posed by the large-scale infectious disease outbreaks, such as the recent COVID-19 pandemic, cannot be predicted with certainty and the Corporation remains exposed to government -imposed restrictions on operations;

●	The Corporation’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

●	The Corporation’s coins may be subject to loss, theft or restriction on access;

●	Incorrect or fraudulent coin transactions may be irreversible;

●	If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than of the Corporation) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Corporation’s mining operations;

●	The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

●	Technological obsolescence and difficulty obtaining hardware may adversely impact the Corporation’s operating results and financial condition;

●	Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended;

●	Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions;

●	The Corporation’s success is largely dependent on the performance of the Corporation’s management and executive officers;

●	The Corporation may be unable to attract, develop and retain its key personal and establish adequate succession planning;

●	The Corporation may be unable to obtain additional financing on acceptable terms or at all;

●	The Corporation faces competition from other cryptocurrency companies;

●	Uninsured or uninsurable risks could result in significant financial liabilities;

●	The Corporation does not currently pay cash dividends, and, therefore, the Corporation’s shareholders will not be able to receive a return on their SV Shares unless they sell them;

●	The SV Shares are subject to volatility risk and there is no guarantee that an active or liquid market will be sustained for the SV Shares;

●	There are significant legal, accounting, and financial costs of being a publicly traded company which may reduce the resources available for the Corporation to deploy on its cryptocurrency mining operations;

●	Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures;

●	The Corporation may be subject to litigation;

●	The Corporation could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation;

●	The Corporation has a limited history of operations and is in the early stage of development;

●	Ineffective management of growth could result in a failure to sustain the Corporation’s progress;

●	The Corporation may be subject to tax consequences which could reduce the Corporation’s profitability;

●	The Corporation may be exposed to risks from exchanging currencies, including currency exchange fees; and

●	The other factors discussed under the heading, “Risk Factors” in this Annual Report on Form 20-F.

The Corporation expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

An investment in SV Shares should be considered highly speculative due to the nature of the Corporation’s business and its present stage of development. An investment in SV Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the potential loss of their entire investment. Investors and potential investors should consult with their professional advisors to assess an investment in the Corporation. In evaluating the Corporation and its business, investors should carefully consider, in addition to other information contained in this Annual Report, the risk factors below. The following is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Report. These risks and uncertainties are not the only ones the Corporation is facing. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently deems immaterial, may also impair its operations. If any such risks actually occur, the Corporation’s business, financial condition, liquidity and results of operations could be materially adversely affected. See also “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Corporation’s Business

The Corporation’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks.

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create virtual Bitcoin assets have been relatively rare; however, attempts to discover flaws in or exploitations of the source code are not entirely uncommon. Hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges, thereby exposing the crypto-assets stored and traded on these platforms at risk.

If a malicious actor exposes a vulnerability on a platform or Blockchain on which the Corporation stores, trades or mines cryptocurrency, as may be applicable, that could interfere with and introduce defects to the mining operation and could put the Corporation’s cryptocurrency holdings at risk of being hacked or stolen. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies. Hackers may discover novel tactics not currently contemplated herein which jeopardize the Corporation’s assets and operations. The actions of one or more malicious actors could have a material adverse effect on the Corporation’s business, financial condition, liquidity and results of operation.

Regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming cryptocurrency mining illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Corporation to continue to operate. The effect of any future regulatory change on the Corporation or any cryptocurrency that the Corporation may mine is impossible to predict, but any such change could be substantial and have a material adverse effect on the Corporation. Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost of mining cryptocurrency and/or subject cryptocurrency mining companies to additional regulation. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency.

On March 9, 2022, the President of the United States issued an executive order that identified the following objectives for future regulation of digital assets in the United States: (1) protect consumers, investors, and businesses, (2) protect financial stability, (3) mitigate the illicit finance and national security risks posed by misuse of digital assets, (4) reinforce United States leadership in the global financial system and in technological and economic competitiveness, (5) promote access to safe and affordable financial services, and (6) support technological advances that promote responsible development and use of digital assets. Although the executive order was generally received positively by the digital asset industry, especially in the United States, the nature, scope and effect of any future regulations inspired by that executive order and their effect on the cryptocurrency mining industry, the use and adoption of cryptocurrency and, ultimately, the Corporation cannot be reasonably estimated at this time.

More recently, in March 2023, the U.S. Treasury Department proposed a 30% excise tax on the cost of powering mining facilities that, if enacted, would be based on the costs of electricity used in mining and would be phased in over the next three years, increasing 10% each year. The proposal, if enacted, would also require miners, like the Corporation to report how much electricity they use and what type of power was tapped. If the proposed excise tax is approved, it could adversely impact the Corporation’s results of operations and financial condition.

By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the SV Shares. Such a restriction could result in the Corporation liquidating its cryptocurrency inventory at unfavorable prices and may otherwise adversely affect the Corporation’s shareholders.

Increased scrutiny and changing expectations from stakeholders with respect to the Corporation’s ESG practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries, including cryptocurrency mining, are facing increasing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Corporation’s business and its industry, and the management team may divert significant time and energy away from the Corporation’s operations and towards responding to such scrutiny and enhancing the Corporation’s ESG practices.

In addition, the impacts of climate change may affect the availability and cost of materials and natural resources, sources and supply of energy, demand for Bitcoin and other cryptocurrencies, and could increase the Corporation’s insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on the Corporation’s operations, or if its operations are disrupted due to physical impacts of climate change, the Corporation’s business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

The value of cryptocurrencies may be subject to momentum pricing.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the cryptocurrency the Corporation mines and holds and thereby negatively affect the Corporation’s shareholders.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. These risks also apply to other cryptocurrency exchanges, including exchanges on which Ether is traded. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action. The Corporation’s current strategy is to hold its mined cryptocurrencies; however, if the Corporation decides to sell its cryptocurrency in the future, it may rely on a cryptocurrency exchange to facilitate such a sale. Fraud or failure of cryptocurrency exchanges could decrease the number of platforms available to the Corporation to liquidate its holdings and could also decrease public confidence in trading on such exchanges, which may adversely affect the price of cryptocurrencies. Sustained lack of regulation and potential fraud or failure of cryptocurrency exchanges could have a material adverse effect of the Corporation’s business, financial condition, liquidity and results of operation.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that provide Bitcoin and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to Bitcoin and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide Bitcoin and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing Bitcoin and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Corporation’s cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

Crises may motivate large-scale purchases of cryptocurrencies, which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Corporation’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Corporation’s operations and profitability.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing, or stopping of the development or acceptance of developing protocols may adversely affect the Corporation’s operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoins specifically and cryptocurrencies generally.

Acceptance and/or widespread use of cryptocurrency is uncertain.

Currently, there is relatively small use of Bitcoins and/or other cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Corporation’s operations, investment strategies, and profitability.

As relatively new products and technologies, Bitcoin and other cryptocurrencies have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by Blockchain technology enthusiasts, price speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Corporation’s operations, investment strategies, and profitability.

The Corporation is subject to risks associated with the Corporation’s need for significant electrical power and for such electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations.

Cryptocurrency mining operations require substantial amounts of electrical power, and the Corporation’s operations can only be successful if the Corporation can obtain electrical power on a reliable and cost-effective basis. Shortages of natural gas, infrastructural damage to power plants or power carriage infrastructure, increases in demand for power, or any other factor that contributes to a rise in the price of electrical power may render the Corporation’s mining operations unprofitable. Additionally, in times of electricity shortages, government regulators may restrict or prohibit the provision of electricity to cryptocurrency mining operations.

At the same time, the consumption by cryptocurrency mining companies, including the Corporation, of significant amounts of electrical power may potentially have a deleterious effect on the environment, which may cause government regulators to restrict the ability of electricity suppliers to provide electricity to mining operations in order to curtail their energy consumption.

The Corporation currently conducts its cryptocurrency mining in the states of New York and Alabama. As a result of maintaining operations in limited geographic locations, the Corporation’s current and future operations and anticipated growth, as well as the sustainability of electricity at economical prices for the purposes of cryptocurrency mining in the states of New York and Alabama poses certain risks. Any significant increase in the price the Corporation pays for the electrical power it consumes could adversely impact the Corporation’s operations and profitability.

The Corporation may be required to sell its cryptocurrency portfolio to pay for expenses.

The Corporation has in the past, and may in the future, sell part of its cryptocurrency portfolio to pay for expenses incurred, irrespective of the price at that point in time. Consequently, the Corporation’s cryptocurrencies may be sold at a time when the price is low, resulting in a negative effect on the Corporation’s profitability.

The Bitcoin block reward halves approximately every four years, which reduces the number of Bitcoin the Corporation would receive from solving blocks.

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the Corporation’s results of operations. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the Bitcoin network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block, and, hence, the mining difficulty, increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation.

In May 2020, the Bitcoin daily reward halved from 12.5 Bitcoin per block, or approximately 1,800 Bitcoin per day, to 6.25 Bitcoin per block, or approximately 900 Bitcoin per day. Bitcoin halving events are expected to occur approximately every four years, and each halving event may have a potential deleterious impact on the Corporation’s profitability as the Corporation will be rewarded less Bitcoin for each new block it records. Based on the fundamentals of Bitcoin mining and historical data on Bitcoin prices and the network difficulty rate after a halving event, it is unlikely that the network difficulty rate and price would remain at the current level when the Bitcoin rewards per block are halved, which could offset some of the impact of a halving event. Nevertheless, there is a risk that a future halving event may render the Corporation unprofitable and unable to continue as a going concern.

The Corporation’s profitability depends upon the hashrate of its miners and of the network as well as network difficulty, any adverse changes in which could reduce the ability of the Corporation to remain competitive.

The hashrate in cryptocurrency networks is expected to increase as a result of upgrades across the industry as Bitcoin and Ether miners use more efficient chips. As the hashrate increases, the mining difficulty will increase in response to the increase in computing power in the network. This may make it difficult for the Corporation to remain competitive as the Corporation may be required to deploy significant capital to acquire additional miners in order to increase their total mining power and offset the rise in hashrate. The effect of increased computing power in the network combined with fluctuations in the price of Bitcoin and Ether could have a material adverse effect on the Corporation’s results of operations and financial condition.

There is a possibility of cryptocurrency mining algorithms transitioning to proof of stake validation and other mining related risks, which could make the Corporation less competitive and ultimately adversely affect the Corporation’s business and the value of its shares.

Proof of stake is an alternative method in validating cryptocurrency transactions that is less dependent on the consumption of electricity. Should the algorithm for validating Bitcoin or Ether transactions, or transactions involving any cryptocurrency the Corporation mines in the future, shift from the current proof of work validation method to a proof of stake method, mining would likely require less energy, which may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. The Corporation, as a result of its efforts to optimize and improve the efficiency of its mining operations by seeking to acquire low cost, long-term electricity may be exposed to the risk in the future of losing the relative competitive advantage it may have over some of its competitors as a result and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our ability to continue as a going concern, which could have a material adverse effect on our business, prospects or results of operations, the value of Bitcoin, Ether and any other cryptocurrencies the Corporation mines in the future and your investment in the SV Shares.

The risks to the Corporation posed by the COVID-19 pandemic and any future infectious diseases cannot be predicted with certainty.

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on the Corporation’s business, including changes to the way the Corporation and its counterparties operate, and on the Corporation’s financial results and condition. In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, state, provincial and local levels. Although many health and safety restrictions have been lifted, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may continue to persist. The growth in economic activity and demand for goods and services, alongside labor shortages and supply chain complications and/or disruptions, has also contributed to rising inflationary pressures. The final outcome and/or potential duration of the economic disruption that resulted from the onset and subsequent recovery from COVID-19 remains uncertain at this time, and the financial markets continue to be impacted. Despite the decreased severity of the pandemic in recent months and the decreased global travel restrictions, the Corporation cannot accurately predict the impact that COVID-19 will have on its future revenue and business undertakings, due to uncertainties relating to future outbreaks and potential new variants of COVID-19, and their duration. Although the Corporation temporarily ceased operations at its Buffalo Mining Facility during March 2020 due to the COVID-19 pandemic, the Corporation resumed operations at a 75% operating level in April 2020 and, since then, has been at a 100% operating level; however, exposure to potential future government-imposed restrictions that may restrict the number of employees permitted to work in the mining facilities or that might otherwise limit the Corporation’s operations in the wake of an infectious disease outbreak remains uncertain. As a result, it is not possible to reliably estimate the length or severity of any such developments or their impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods.

Although the impact of COVID-19 appears to be less severe and government interventions appears to be minimal compared to the beginning of the pandemic, it is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods. The extent to which the Corporation’s business and financial condition will continue to be affected by the COVID-19 pandemic or any future infectious disease outbreaks will depend on future developments including the spread of variants, efficacy of vaccines against new variants, the vaccination progress and the impact of related controls and restrictions imposed by government authorities.

The Corporation’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

The Corporation competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Corporation. Market and financial conditions, and other conditions beyond the Corporation’s control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Corporation’s shares and reduce their liquidity.

The Corporation’s coins may be subject to loss, theft or restriction on access.

There is a risk that some or all of the Corporation’s coins could be lost or stolen. Access to the Corporation’s coins could also be restricted by cybercrime (such as a denial of service attack) against a service at which the Corporation maintains a hosted online wallet. Any of these events may adversely affect the operations of the Corporation and, consequently, its investments and profitability.

The loss or destruction of a digital private key required to access the Corporation’s digital wallets may be irreversible. The Corporation’s loss of access to its private keys or its experience of a data loss relating to the Corporation’s digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public Blockchain. The Corporation will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Corporation will be unable to access its coins, and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Corporation’s cryptocurrency could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Corporation’s investments.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Corporation may not be capable of seeking compensation for any such transfer or theft. Although the Corporation’s transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Corporation’s coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than those of the Corporation) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Corporation’s mining operations.

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the market price of the relevant cryptocurrency that could adversely impact the Corporation’s cryptocurrency inventory and investments.

In order to incentivize miners to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. It is possible this transition could be accomplished either by miners independently electing to record on the blocks they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for recording transactions in a certain Blockchain become too high, the marketplace may be reluctant to use that Blockchain to transact and existing users may be motivated to switch between Blockchains, cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Blockchain could be slowed temporarily or for an extended period of time if miners cease operations entirely. A reduction in the processing power expended by miners, including due to miners ceasing their operations, could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50% of the processing power active on the Blockchain, potentially permitting such actor or botnet to manipulate the Blockchain in a manner that adversely affects the Corporation’s mining activities. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Corporation’s mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and, therefore, affect the value of the inventory held by the Corporation.

The Corporation’s business may be adversely impacted by technological obsolescence and difficulty in obtaining hardware.

To remain competitive, the Corporation will continue to invest in hardware and equipment required for maintaining the Corporation’s mining activities. Should competitors introduce new services/software embodying new technologies, the Corporation’s hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment.

The increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware as individuals purchase equipment for mining at home. In addition, ramifications from the COVID-19 pandemic, which included semiconductor and microchip shortages and logistical complications in terms of sourcing and obtaining goods, could cause delays or negatively impact the Corporation’s ability to source new hardware and equipment.

Equipment may require repair and replacement from time to time. Risks of shortages, including, but not limited to, shortages of graphics processing units may lead to downtime as the Corporation searches for replacement equipment, which may decrease the cryptocurrency the Corporation is able to mine.

Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended.

The continued development of existing and planned facilities is subject to various factors and may be delayed or adversely affected by such factors beyond the Corporation’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labor, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Corporation’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions on the Corporation.

The Corporation may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Corporation directly or indirectly holds an interest that are unknown to the Corporation at present and have been caused by previous or existing owners or operators of the property, which hazards may result in environmental pollution. Any such occurrences that constitute a breach of environmental legislation, laws, rules or regulations may result in the imposition of fines and penalties.

To the extent the Corporation is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Corporation. If the Corporation is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. Environmental hazards and other occurrences, including allegations of the same, involving or otherwise relating to the Corporation may have an undesirable reputational impact on the Corporation and may be an impetus for potential restrictions to be imposed on the Corporation by regulators. The Corporation’s potential exposure for any such occurrences may be significant and could have a material adverse effect on the Corporation.

General Business Risks Related to the Corporation

The Corporation’s success is largely dependent on the performance of the Corporation’s management and executive officers.

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion, performance and good faith of a limited number of people constituting its senior management. While the Corporation has employment or consulting agreements with most of its senior management team, those agreements cannot ensure the Corporation of the continued services of such persons. Any loss of the services of one or more of such individuals could have a material adverse effect on the Corporation’s business, operating results or financial condition.

Certain members of the Corporation’s management team have experience in the cryptocurrency industry, while others have experience in areas including financial management, corporate finance and sales and marketing. The experience of these individuals is a factor that will contribute to the Corporation’s continued success and growth. The Corporation will initially be relying on the Corporation’s officers and board members, as well as independent consultants, for certain aspects of the Corporation’s business. The amount of time and expertise expended on the Corporation’s affairs by each of the Corporation’s management team and the Corporation’s directors will vary according to the Corporation’s needs. The success of the Corporation may be affected by conflicts of interest the management team or directors may have or may develop in the future. Conflict of interest concerns are further addressed hereinbelow under the heading “Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures.” The Corporation does not intend to acquire any key man insurance policies, and there is, therefore, a risk that the death or departure of any member of management, the Board, or any key employee or consultant could have a material adverse effect on the Corporation’s future.

The Corporation may be unable to attract, develop and retain its key personnel and ensure adequate succession planning.

The Corporation’s operations and continued growth are dependent on its ability to attract, hire, retain and develop leaders and other key personnel. Any failure to effectively attract talented and experienced employees and other personnel or to engage in adequate succession planning and retention strategies could cause the Corporation to have insufficient industry or other relevant knowledge, skills and experience, which could erode the Corporation’s competitive position or result in increased costs, competition for employees or high turnover. Any of the foregoing could negatively affect the Corporation’s ability to operate its business, which, in turn, could adversely affect the Corporation’s reputation, operations or financial performance.

The Corporation may be unable to obtain additional financing on acceptable terms or at all.

Further acquisitions of additional cryptocurrency mining rigs will require additional capital, and the Corporation will require funds to continue to operate as a public company. To the extent it becomes necessary to raise additional cash in the future, the Corporation may seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. We currently do not have any binding commitments for, or readily available sources of, additional financing; however, any future financing(s) may also be dilutive to the Corporation’s existing shareholders at that time.

There is no assurance that the Corporation will be successful in obtaining any required financing(s) or that such financing(s) will be available on terms acceptable to the Corporation. Failure to obtain such additional financing could cause the Corporation to reduce or terminate its operations. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Corporation’s business objectives, including the acquisition of additional equipment, the expansion of the Corporation’s management team, the pursuit of strategic acquisitions and other aspects of the Corporation’s strategic plan. If the Corporation undergoes a debt financing, the Corporation may be required to secure the financing with part or all of the Corporation’s assets, which could be sold or retained by the creditor should there be a default in the Corporation’s payment obligations. As a condition to a debt financing, restrictive covenants may be imposed on the Corporation that could limit the ability of the Corporation to freely operate its business, which could result in the failure to capitalize on otherwise available opportunities. Furthermore, if the Corporation raises capital through a convertible debt offering, any conversion of the debt into equity would be dilutive to the Corporation’s existing shareholders.

The Corporation faces competition from other cryptocurrency companies.

The Corporation competes, and, in the future, will compete, with other cryptocurrency and distributed ledger technology businesses, including other businesses focused on developing substantial cryptocurrency mining operations, many of which have greater resources and experience. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases over time, which, when combined with the effect of new industry entrants and cryptocurrency price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others. If the Corporation does not increase its hashrate to maintain competitive as the computational complexity of mining algorithms increase, the Corporation may be unable to effectively compete, and it may be unprofitable and ultimately unable to continue as a going concern.

Uninsured or uninsurable risks could result in significant financial liabilities.

The Corporation intends to insure its operations in general accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, uneconomical for the Corporation, or the nature or level may be insufficient to provide adequate insurance cover. The Corporation may become subject to liability for hazards against which the Corporation cannot insure or against which the Corporation may elect not to insure because of high premium costs or for other reasons. The payment of any such liabilities would reduce or eliminate the funds available for operations. Payments of liabilities for which the Corporation does not carry insurance may have a material adverse effect on the Corporation’s financial position.

The Corporation does not currently pay cash dividends and therefore the Corporation’s shareholders will not be able to receive a return on their SV Shares unless they sell them.

The Corporation does not anticipate paying dividends in the near future. The Corporation expects to retain earnings to finance further growth and, where appropriate, retire debt. Unless the Corporation pays dividends, the Corporation’s shareholders will not be able to receive a return on their shares unless they sell them.  There is no assurance that shareholders will be able to sell SV Shares when desired.

The market price for SV Shares may be volatile, and there is no guarantee that an active or liquid market will be sustained for the SV Shares.

The Corporation’s SV Shares are listed on the TSXV and Nasdaq. External factors outside of the Corporation’s control, such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward stocks, may have a significant impact on the market price of the SV Shares. The market price for the SV Shares could be subject to extreme fluctuations. Factors such as government regulation, interest rates, share price movements of the Corporation’s peer companies and competitors, as well as overall market movements and the market price for the cryptocurrencies that the Corporation mines, may have a significant impact on the market price of the SV Shares. Global stock markets, including the TSXV and Nasdaq, have experienced extreme price and volume fluctuations from time to time. There can be no assurance that an active or liquid market will develop or be sustained for the SV Shares.

There are significant legal, accounting, and financial costs of being a publicly traded company, which costs may reduce the resources available for the Corporation to deploy on its cryptocurrency mining operations.

For so long as the Corporation has publicly traded securities, it will continue to incur significant legal, accounting and filing fees. As a reporting issuer, the Corporation is subject to reporting requirements under applicable laws, rules and policies of the TSXV, Nasdaq, and the Canadian and US securities regulatory authorities, including the SEC. Compliance with those requirements increases legal and financial compliance costs, makes some activities more difficult, time consuming or costly, and increases demand on existing systems and resources. Among other things, the Corporation is required to file annual, quarterly, and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet applicable requirements, significant resources and management oversight may be required. Under the US Sarbanes-Oxley Act of 2002 (“SOX”), the Corporation is required to adhere to strict financial reporting requirements, and documentation proving compliance therewith must be regularly updated and maintained. The Corporation may be required to incur significant costs to satisfy internal and external reporting requirements under SOX and other applicable laws, rules and regulations. Securities legislation and the rules and policies of the TSXV and Nasdaq require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which carry significant legal, financial and securities regulatory compliance costs.

As a result of the Corporation ensuring reporting requirements are met, management’s attention may be diverted from other business concerns, which could harm the Corporation’s business and result of operations. The Corporation may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses. Continuing as a reporting issuer may make it more expensive to maintain director and officer liability insurance, which, in turn, could also make it more difficult for the Corporation to retain qualified directors and executive officers.

Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures.

Certain of the Corporation’s directors and officers are, and may continue to be, involved in the cryptocurrency industry through their direct and indirect participation in corporations, partnerships or joint ventures that are potential competitors of the Corporation. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Corporation’s interests. Directors and officers of the Corporation with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies; however, there may be corporate opportunities that the Corporation is not able to pursue due to a conflict of interest of one or more of the Corporation’s directors or officers.

The Corporation may be subject to litigation arising out of its operations.

The Corporation may be subject to litigation from time to time arising from the ordinary course of its business or otherwise. Damages claimed in any such litigation against the Corporation may be material, and the outcome of such litigation may materially impact the Corporation’s operations and the value of the SV Shares. While the Corporation will assess the merits of any lawsuits and defend against such lawsuits accordingly, the Corporation may be required to incur significant expense and devote significant financial resources to such defenses. In addition, any adverse publicity surrounding such litigation and claims may have a material adverse effect on the Corporation’s reputation, which, in turn, may have a negative impact on the value of the SV Shares.

The Corporation could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its current status as a foreign private issuer, (a) 50% or more of the Corporation’s voting securities must be directly or indirectly owned of record by holders residing outside of the United States, (b) the majority of the Corporation’s executive officers and the majority of its directors must not be U.S. citizens or U.S. residents; (c) 50% or more of the Corporation’s assets must be located outside of the United States or (d) the issuer’s business is administered principally outside of the United States. The Corporation may in the future lose its foreign private issuer status if a majority of the Corporation’s voting securities are owned of record in the United States and the Corporation fails to meet any of the other qualifications to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a foreign private issuer. If the Corporation ceases to be a foreign private issuer, it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC that require more detailed and extensive disclosure than the forms available to a foreign private issuer.

The Corporation has a limited history of operations and is in the early stage of development.

The limited operating history of the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The Corporation may not be successful in achieving a return on shareholders’ investment, and the likelihood of its success must be considered in light of the early stage of its operations. There can be no assurance that the Corporation will be able to develop any of its projects profitably or that any of its activities will generate positive cash flow.

Ineffective management of growth could result in a failure to sustain the Corporation’s progress.

The Corporation has recently experienced, and may continue to experience, growth in the scope of its operations pursuant to the acquisition of additional miners and the acquisition and development of new operational facilities. This growth has resulted in increased responsibilities for the Corporation’s existing personnel, and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will need to continue to implement and improve its operational, internal controls, financial, and management information systems, as well as hire, manage and retain employees and maintain its corporate culture. There can be no assurance that the Corporation will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Corporation’s operations.

The Corporation may be subject to tax liabilities and consequences that could reduce the Corporation’s profitability.

The Corporation is subject to various taxes including, but not limited to the following: Canadian income tax; goods and services tax; provincial sales tax; land transfer tax; and payroll tax. The Corporation’s tax filings will be subject to audit by various taxation authorities. Due to its relative novelty, the cryptocurrency industry in particular is subject to a rapidly evolving set of rules as governments begin to regulate this industry, including in the domain of taxation. While the Corporation intends to base its tax filings and compliance on the advice of its tax advisors, there can be no assurance that its tax filing positions will not be challenged by a relevant taxation authority, which may result in an increased tax liability for the Corporation.

The Corporation may be characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation will be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If the Corporation were to be characterized as a PFIC, United States holders of SV Shares could suffer adverse tax consequences, including the treatment of gains realized on the sale of SV Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on SV Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. The Corporation does not believe that it is currently classified as a PFIC. However, the Corporation’s status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of its income, assets and activities in each year and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that the Corporation was not or will not be classified as a PFIC for the taxable year ended December 31, 2022, the current taxable year or for any past or future taxable year, and the Corporation has not obtained any legal opinion with respect to its PFIC status for its past, current or future taxable years.

The Corporation may be exposed to risks from exchanging currencies, including currency exchange fees.

The Corporation may have financial risk exposure to varying degrees relating to the currency risk and volatility. The Corporation may raise funds and subsequently exchange such funds to another currency, which could result in costly currency exchange fees.

Currently, the Corporation does not engage in foreign currency hedging transactions to protect against fluctuations in future exchange rates, in particular, between the United States dollar and the Canadian dollar, and the Corporation may be more adversely affected by any such currency fluctuations than its competitors that engage in hedging transactions. If the Corporation engages in hedging transactions in the future, it may become exposed to risks associated with such transactions, which may not eliminate any adverse impact of future currency fluctuations on its business, financial condition, results of operations, cash flow and prospects.

ITEM 4. INFORMATION ON THE CORPORATION

A.	History and Development of the Corporation

The legal and commercial name of the Corporation is Digihost Technology Inc. The Corporation was originally incorporated in Canada under the BCBCA on February 18, 2017 under the name Chortle Capital Corp. and later changed its name to HashChain Technology Inc. on September 18, 2017. HashChain was subject to the RTO by Digihost International, Inc., which closed on February 14, 2020. Prior to the closing date of the RTO, the Corporation passed a special resolution authorizing an unlimited number of PV Shares and an unlimited number of SV Shares without par value. Upon closing of the RTO, HashChain filed articles of amendment to rename itself to Digihost Technology Inc. The Corporation’s principal place of business is located at 2830 Produce Row, Houston, TX 77023 and its registered office is located at 595 Howe Street – 10th Floor, Vancouver, BC V6C 2T5. The Corporation’s phone number is (917) 242-6549. Peterson McVicar LLP serves as the Corporation’s agent for service of process in Canada and is located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4.

The following is a summary of the general development of the Corporation’s business over the most recently completed financial year to date:

Fiscal 2022

On January 13, 2022, the Corporation filed a preliminary base shelf short form prospectus.

On February 23, 2022, the Corporation filed a final base shelf short form prospectus.

On March 2, 2022, the Corporation closed a $10,000,000 committed, collateralized revolving credit facility (the “Loan Facility”) with Securitize, Inc. The Loan Facility was collateralized against the Corporation’s Bitcoin inventory, had a one-year committed term and an interest rate of 7.5% per annum and was fully drawn by the Corporation.

On March 4, 2022, the Corporation entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC, as agent, pursuant to which the Corporation may, from time to time, direct the agent to sell up to $250 million of SV Shares (the “ATM Program”). The ATM Program can be terminated by either party at any time upon delivery of written notice.

On March 6, 2022, the Corporation announced it had entered into a private placement with a single institutional investor, for gross proceeds of approximately C$13.3 million, comprised of 3,029,748 SV Shares (or subordinate voting share equivalents) and warrants to purchase up to 3,029,748 SV Shares, at a purchase price of C$4.40 per subordinate voting share and associated warrant. The Warrants have an exercise price of C$6.25 per subordinate voting share and exercise period of three and one-half years from the issuance date. H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commission and expenses totaling $1,066,471 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of C$6.25 at any time for a period of three years from the issuance date. In connection with the private placement, the Corporation cancelled existing warrants to purchase up to 1,248,440 SV Shares of the Corporation at an exercise price of C$9.42 per share issued in March 2021 and existing warrants to purchase up to 1,781,308 SV Shares of the Corporation at an exercise price of C$7.11 issued in April 2021.

On April 4, 2022, the Corporation announced it achieved a milestone of operating at 1 EH, more than doubling its hashrate from 415 PH at year-end 2021. The Corporation also announced that it completed substantial infrastructure installation work at Digifactory1.

On May 4, 2022, the Corporation announced that it successfully completed electrical testing phases at its infrastructure buildout at Digifactory1 and was awaiting approval from the PSC to complete the acquisition of Digifactory1. The Corporation also announced that it acquired, in escrow, 25 acres of land in North Carolina in conjunction with ongoing negotiations to access a 200MW power infrastructure program that would be expected to be completed and ready for operation by the end of the third fiscal quarter of 2023.

On May 19, 2022, the Corporation announced that it received TSXV approval to undertake, at the Corporation’s discretion, a normal course issuer bid program in Canada to purchase up to 1,219,762 of its SV Shares for cancellation (the “Bid”). In connection with the launch of the Bid, the Corporation announced that it would not issue any securities pursuant to the ATM Program while the Corporation purchases shares pursuant to the Bid.

On June 1, 2022, the Corporation announced that it paid back approximately $4,000,000 of the fully drawn down Loan Facility.

On June 6, 2022, the Corporation announced that entered into a long-term deal to purchase community solar credits from a nearby community solar farm to its Buffalo Mining Facility. The community solar project is 5MW in size and will produce roughly 9,500,000 kWh’s of clean electricity annually. The Buffalo Mining Facility will be the anchor subscriber to the project.

On June 14, 2022, the Corporation announced that it entered into an agreement to acquire property in the state of Alabama in order to expand the Corporation’s operational capacity. The site consists of approximately 160,000 square feet of office and industrial warehouse space with initial access to 28 MW of power with a total capacity of 55 MW (the “Alabama Property”). The terms of the agreement include a total purchase price of $2,750,000, $1,500,000 of which was due on or before June 17, 2022 and the remaining $1,250,000 to be paid in 25 equal monthly installments of $50,000 per month.

On June 14, 2022, the Corporation also announced the repayment in full of the fully drawn down Loan Facility.

On June 22, 2022, the Corporation announced the completion of the previously announced acquisition of the Alabama Property. The Corporation immediately commenced construction and the development of the facilities in Alabama.

On July 5, 2022, the Corporation announced that planning was underway at the Alabama Property with mining operations projected to commence in fourth quarter of 2022. The Corporation also announced that it does not intend to open any new mining facilities in New York State.

On August 2, 2022, the Corporation announced that it commenced construction and the development of the facilities build-out of the Alabama Property. In support of its infrastructure expansion, the Corporation transferred a portion of its existing mining fleet from New York State to the site in Alabama to allow the Corporation to benefit from the lower direct energy costs it has negotiated with Alabama Power.

On August 16, 2022, the Corporation announced that it acquired 25 acres of land in North Carolina with a request for allocation of up to 200 MW of power (the “North Carolina Property”). The Corporation is seeking potential joint venture partners.

On August 16, 2022, the Corporation also announced that it suspended the use of the Bid until further notice. Following suspension of the Bid, the Corporation will resume the use of the ATM Program and may issue securities pursuant to the ATM Program from time to time, if the Corporation determines that such issuances would be beneficial.

On September 7, 2022, the Corporation announced that it received PSC approval for an economic rider rate discount for its facilities in New York State. The Corporation continued the development of the facilities build-out and construction work on the Alabama Property on schedule and on budget.

On October 4, 2022, the Corporation announced the continued development of the facilities Phase 1 build-out and construction work on the Alabama Property on schedule and on budget. Completion of the Phase 1 build will provide the Corporation with approximately 550 PH of additional operating capacity. The Corporation also announced that it intends to develop the North Carolina Property for use in 2024, with a request for allocation of up to 200 MW of power.

On October 14, 2022, the Corporation announced that it received a written notification from Nasdaq indicating that, for the prior thirty consecutive business days, the bid price for the Corporation’s SV Shares had been below the minimum $1.00 per share requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Corporation was provided an initial period of 180 calendar days, or until April 10, 2023, to regain compliance. The letter stated that Nasdaq staff will provide written notification that the Corporation has achieved compliance with Nasdaq Listing Rule 5550(a)(2) if, at any time before April 10, 2023, the bid price of the SV Shares closes at $1.00 per share or more for a minimum of ten consecutive business days.

On November 1, 2022, the Corporation announced that it continues to move forward with closing documentation and approval requirements related to the acquisition of Digifactory1. The Alabama Property Phase 1 build-out also continued on schedule and on budget. The Corporation also announced that it secured a $1.3 million surety bond with Alabama Power Company for electric service.

On December 2, 2022, the Corporation announced that, as a result of the potential contagion from the recent collapse of FTX, the Corporation made the decision to move a majority of its digital currencies to an offline cold storage wallet in order to better safeguard its assets. This change in custodial practices is consistent with the Corporation’s risk management strategy in the current market environment.

On December 2, 2022, the Corporation also announced that the Alabama Property Phase 1 build-out also continued on schedule and on budget, with testing of mining equipment beginning in December 2022 and completion of Phase 1 scheduled for first quarter of 2023.

Subsequent to Fiscal 2022

On January 3, 2023, the Corporation announced that initial mining capacity of 100 PH came online at the Alabama Property during the month of December 2022. The Corporation is currently working on the design of Phase 2 for the Alabama Property.

On January 20, 2023, the Corporation announced that it was made aware that a legal proceeding was filed by the Sierra Club and the Clean Air Coalition of Western New York against the PSC, challenging the PSC’s decision to approve the sale of Digifactory1 to the Corporation. The Corporation is of the view that the proceeding is not material to the closing of the acquisition and the Corporation believes that the PSC acted within its legislative authority and took all appropriate steps and measures in granting the approval.

On February 2, 2023, the Corporation announced that it received formal notice from Nasdaq stating that the Corporation has regained compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq.

On February 8, 2023, the Corporation announced the completion of the acquisition of Digifactory1. Further to the Corporation’s initial news release on March 24, 2021, the terms of the acquisition were amended to reflect an all-cash purchase price, and no securities of the Corporation were issued in connection with the acquisition.

Capital Expenditures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see ITEM 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

Corporate Overview

The Corporation (formerly HashChain) was subject to the RTO, which closed on February 14, 2020, whereby the business and assets of HashChain and Digihost were combined by way of a share exchange between HashChain and shareholders of Digihost. In connection with the RTO, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 SV Shares, and all of Digihost’s common shares were exchanged for 33,412,490 SV Shares and 10,000 PV Shares of the Corporation.

In connection with and immediately prior to the closing of the RTO, Digihost entered into an agreement with Bit.Management, LLC, NYAM, LLC and BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the Buffalo Mining Facility and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the reverse takeover transaction, Digihost issued 104,000 Digihost common shares for an aggregate value of C$2,704,000. Digihost also entered into an agreement with BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at the Buffalo Mining Facility. As consideration and immediately prior to the closing of the reverse takeover, Digihost issued 60,000 Digihost common shares for an aggregate value of C$1,560,000.

The Corporation is an innovative U.S. based Blockchain technology and computer infrastructure company, primarily focused on digital currency mining, which is the Corporation’s only operating segment that is a reportable segment. The Corporation acquired a 60 MW natural gas fired power plant in February 2023. The power plant currently operates as a peaker plant providing the grid with electrical power in times of peak demand. The Corporation’s operations provide its shareholders with exposure to the operating margins of digital currency mining which the Corporation believes is the most profitable application of the Corporation’s computing power, as well exposure to the power industry. As of the date of this Annual Report, the Corporation has 14 employees.

The Corporation produces digital currencies by “mining.” “Mining” is a process whereby “miners,” which are specialized computers with high amounts of computational processing power, compete to solve “blocks,” which are digital files where digital currency transactions are recorded on the Blockchain. A miner that verifies and solves a new block is awarded a newly generated quantity of coins, in an amount which is usually proportional to the miner’s contributed hashrate or work (plus a small transaction fee), as an incentive to invest their computer power, as mining is critical to the continuing functioning and security of the networks on which digital currencies operate.

The Corporation has three mining facilities located in Buffalo and North Tonawanda in upper New York State as well as a facility in Columbiana, Alabama, which the Corporation acquired in June 2022. The Corporation’s power plant is also located in North Tonawanda.

Miners require significant amounts of electrical power, and these energy requirements represent the Corporation’s largest operating expense. The Corporation’s operating and maintenance expenses are therefore principally composed of electricity to power its computing equipment as well as cooling and lighting, etc. Other site expenses include leasing costs for the facilities, internet access, equipment maintenance and software optimization, and facility security, maintenance and management. Ultimately, the central production line of the Corporation is converting electrical power into digital currencies through ‘mining’. Natural gas represents the largest operating cost associated with the generation of electricity at the Corporation’s power plant.

The Corporation has experienced volatility in electricity prices over the last 12 to 18 months as a result of the rapid rise in natural gas prices that are passed through from the grid operators to their customers. There has been a significant decline in natural gas prices over the last 6 months, which is expected to result in lower operating costs for the Corporation’s mining and power businesses.

The Corporation’s operation in the digital currency mining industry requires extensive knowledge of cryptocurrency mining, cryptocurrency economics, and Blockchain technology. Further, the Corporation’s focus on vertical integration with energy production and its focus on environmentally conscious development requires specialized knowledge of the energy procurement industry, with a particular focus on green energy.

All key components of the Corporation’s facilities are monitored including the intake air temperature, hash board temperature, voltage, hashrate, air temperature, exhaust air temperature and humidity. All parameters are monitored and changed remotely, as required. Parallel monitoring is performed by local on-site staff who are responsible for implementing any necessary repairs to mining infrastructure. In the event that the Corporation’s remote monitoring or any parallel monitoring identifies any malfunction or technical issue, personnel are dispatched to physically inspect and, if necessary, repair defective components. The Corporation intends to maintain an inventory of all necessary components for repair, which are kept at the same facility as such operations.

During April 2021, the Corporation was approved for an account with Gemini. Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store digital assets. Gemini was the first crypto exchange and custodian in the world to complete a SOC 2 Type 1 and a SOC 2 Type 2 examination. While a SOC 2 Type 1 evaluates the design and implementation of system controls at a point in time, a SOC 2 Type 2 evaluates whether these system controls have been operating effectively over a period of time. A SOC 2 Type 2 examination is the highest level of security compliance an organization can demonstrate, and Gemini completes this examination on an annual basis. As of April 27, 2023, the Corporation had holdings of 12.98 Bitcoins in its Gemini account.

The Corporation performs credit due diligence in the normal course of business when beginning a relationship with counterparties, as well as during ongoing business activities. Gemini maintains insurance coverage for the cryptocurrency held on behalf of the Corporation in its online hot wallet. The Corporation has not been able to independently insure its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Corporation to obtain which leads to the risk of inadequate insurance coverage.

To mitigate third-party risk, the Corporation holds a portion of its digital currencies in cold storage solutions which are not connected to the internet. The Corporation’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets on which the Corporation stores its cryptocurrency assets are not multi-signature wallets; however, the Corporation secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box. The Corporation replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Corporation, should the Corporation’s cold-wallets become lost, stolen or damaged.

The vast majority of mining is now undertaken by mining pools, whereby miners organize themselves and pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the work/hashpower contributed. Mining pools became popular when mining difficulty and block time increased. While the rewards for successfully solving a block become considerably lower in the case of pooling, rewards are earned on a far more consistent basis, reducing the risk to miners with smaller computational power. Consequently, the Corporation may decide to participate in a mining pool in order to smooth the receipt of rewards.

Mining pools generally exist for each well-known cryptocurrency.

Miner Manufacturers and Suppliers

The Corporation currently relies upon a limited number of suppliers from which it purchases miners. The prices of mining machines are negotiated on an individual basis, although the price at which a manufacturer is willing to sell miners often fluctuates with the price of the cryptocurrency that is able to be mined by the miners and, as such, may be subject to meaningful changes in price during periods of pricing volatility for cryptocurrencies.

Sources of Energy

Currently, 90% of the energy consumed by the Corporation’s operations in New York State is received from generating sources that create zero-carbon emissions, with more than 50% of the energy consumed being generated from renewable sources. The Corporation’s operations in Alabama use a mix of renewable energy sources, zero-carbon emissions and non-renewable sources. As the Corporation intends to purchase and bring online its own power generation facilities, the Corporation will focus on powering its New York facilities using “bridge” power sources for low-carbon or renewable sources of energy where available. Additionally, the Corporation also expects to explore CO2 emission capture technology available in the market.

The Corporation’s current carbon-neutrality efforts and initiatives include:

●	100% Carbon Neutral: The Corporation plans for 100% of its operations to achieve carbon neutrality with a net-zero footprint by the end of 2025, and 100% renewable by 2030.

●	Digigreen Initiative: The Corporation’s initiative focused on immediate steps to create sustainable, environmentally, and economically sound in-house practices, distinguishing the Corporation as an industry leader in lowering/eliminating its carbon footprint while maintaining profitability.

●	Crypto Climate Accord: The Corporation has joined a private sector-led initiative for the entire crypto community focused on decarbonizing the cryptocurrency industry in record time.

●	Proof of Green: The Corporation has begun initial research into developing proprietary standards for measuring the Corporation’s carbon impact. Using these standards as an environmental audit tool for the various locations of the Corporation’s operations, the Corporation expects to be able to generate accountability reports and to advise Directors and Shareholders on efforts to minimize the Corporation’s the carbon footprint.

Revenues

For a description of our revenues for the three years ended December 31, 2022, see “Mining Operations” under ITEM 5.A. “Operating Results.”

Seasonality

Mining machines are energy intensive and produce a high amount of heat. Typically, machines operate more efficiently in the colder seasons when operators do not need to utilize as many cooling methods. Additionally, dry seasons may lead to a shortage in power supply, which can negatively impact the Corporation’s business operations if it experiences power supply interruption. Results of the Corporation’s business operations are largely influenced by the market value of Bitcoins, and Bitcoin volatility is tied to, among other things, its halving schedule and the other risks described in ITEM 3.D. “Risk Factors” above.

Competition

The digital currency mining industry is highly competitive. In addition, there exist many online companies that offer digital currency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers, including those of the kind operated by the Corporation’s principal publicly listed competitors. The largest competitor operating in the same space as the Corporation in North America is Hut 8 Mining Corp. (TSX: HUT; NASDAQ: HUT), a public company trading on the TSX. There are several other companies competing in the Corporation’s industry, including Riot Blockchain, Inc. (NASDAQ: RIOT), MGT Capital Investments Inc. (OTCQB: MGTI), Marathon Digital Holdings Inc. (NASDAQ: MARA), Bitfarms Ltd. (TSX: BITF; NASDAQ: BITF), Argo Blockchain Plc (LSE: ARB; NASDAQ: ARBK), CryptoStar Corp. (TSXV: CSTR), HIVE Blockchain Technologies Ltd. (TSXV: HIVE; NASDAQ: HIVE), Skychain Technologies Inc. (TSXV: SCT), DMG Blockchain Solutions Inc. (TSXV: DMGI) and Link Global Technologies Inc. (CSE: LNK).

Regulation

The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies and regulators have been examining the operations of cryptocurrency networks, cryptocurrency users and miners and cryptocurrency exchange markets, with particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service providers that hold, transfer, trade or exchange digital assets for users. Many state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. The cryptocurrency financial system, cryptocurrency miners and cryptocurrency transactions, exchanges and other related businesses are not currently subject to significant regulation, which primarily consists of environmental regulations promulgated by the U.S. Environmental Protection Agency (as well as the state equivalents thereof) and the local public utility regulators that are generally applicable to owners and occupants of real estate and the consumption of energy as well as certain regulations of specific relevance to participants in cryptocurrency mining industry or adjacent elements of the cryptocurrency financial system, including rules, regulations and related guidance adopted by the SEC, the Commodities Futures Trading Commission, Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the U.S. Department of Justice, the IRS and state financial regulators. Depending on the regulatory characterization of the cryptocurrencies we mine (including whether such cryptocurrencies constitute securities and/or a commodity), the markets for those cryptocurrencies in general, and our activities in particular, may be subject to rules and regulations promulgated by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of cryptocurrency mining as it grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of cryptocurrency mining in their respective states.

Changes, if any, in mining or investment policies or shifts in political attitude could adversely affect the Corporation’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Corporation’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of mining cryptographic currencies.

In the future, the United States (whether at the federal or state level) and any other jurisdiction where the Corporation then conducts its operations may also curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in restrictions on the acquisition, ownership, holding, selling, use or trading in the Corporation’s SV Shares. Any such restriction could result in the Corporation liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Corporation’s shareholders.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations. The effect of any future regulatory change on the Corporation or any cryptocurrency that the Corporation may mine is impossible to predict, and any such change could be substantial and adverse to the Corporation.

The Corporation believes the present attitude toward foreign investment and the cryptocurrency mining industry in each of the jurisdictions in which it operates is favorable, but conditions may change, including changes that are rapid and unexpected. The Corporation’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

Various branches, departments and agencies of the federal government in the U.S. have solicited comments and initiated procedures to consider further regulating cryptocurrency and mining, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. In March 2023, the U.S. Treasury Department proposed a 30% excise tax on the cost of powering mining facilities that, if enacted, would be based on the costs of electricity used in mining and would be phased in over the next three years, increasing 10% each year. The proposal, if enacted, would also require miners, like the Corporation, to report how much electricity they use and what type of power was tapped.

Further, the global supply of miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected and may continue to be affected by the COVID-19 pandemic. The Corporation currently utilizes several types of miners as part of its mining operations, all of which are produced in Asia. Geopolitical matters may impact the Corporation’s ability to import miners in the future, and the may not be able to obtain adequate replacement parts for its existing miners or obtain additional miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Corporation’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Overall, presently, we do not believe any U.S. federal or state regulatory body has taken any action or position adverse to our main cryptocurrency, Bitcoin, with respect to its production, sale, and use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

C.	Organizational Structure

Digihost International, Inc. is a corporation incorporated under the laws of the State of Delaware on October 9, 2018 and is a wholly-owned subsidiary of the Corporation. Other than Digihost International, Inc., the Corporation does not have any significant subsidiaries.

D.	Property, Plants and Equipment

Our principal executive office is located at 2830 Produce Row, Houston, TX 77023. The lease for that office will expire on April 1, 2027.

The Corporation has three mining facilities located in Buffalo, NY; North Tonawanda, NY; and Columbiana, AL. The Corporation has one power plant located in North Tonawanda and is working to develop a power plant in North Carolina.

The Buffalo Mining Facility is located at the 1001 East Delavan facility in Buffalo, New York, with over 60,000 square feet under a 99-year lease. For additional information concerning the Buffalo Facility Lease, see ITEM 10.C. “Material Contracts” below.

The North Tonawanda facility is located at 1070 Erie Ave., North Tonawanda, New York. The Corporation acquired the property on February 8, 2023. It is a 60 MW power plant in North Tonawanda, New York. This renewable energy project, located in National Grid territory, is being managed by Williamsville, NY based energy supplier, EnergyMark. The community solar project is 5MW in size and will produce roughly 9,500,000 kWh’s of clean electricity annually—enough to power more than 1,000 homes. The Corporation’s Buffalo Mining Facility remains the anchor subscriber to the project.

The Columbiana facility is located at 130 Industrial Parkway, Columbiana, Alabama. The Corporation acquired the property on June 14, 2022. The site consists of approximately 160,000 square feet of office and industrial warehouse space with initial access to 28 MW of power with a total capacity of up to 55 MW.

On May 4, 2022, the Corporation acquired 25 acres of land in North Carolina. The Corporation intends to develop the North Carolina Property for use in 2024, with a request for allocation of up to 200 MW of power.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Corporation and the related notes for the years ended December 31, 2022, 2021 and 2020 and the accompanying notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” on page 1 of this Annual Report on Form 20-F. Actual results could differ materially from those anticipated by forward-looking information due to factors discussed under ITEM 3.D. “Risk Factors” and ITEM 4.B. “Business Overview.”

A.	Operating Results

Mining Operations

In the past three years, we have mined cryptocurrency, primarily Bitcoin. During the fiscal years ended December 31, 2020, 2021 and 2022, the Corporation generated revenues from its cryptocurrency mining operations, all of which were conducted in the U.S., of $3,553,362, $24,952,344 and $24,190,060, respectively.

Bitcoin

As of December 31, 2022, the Corporation held a total of 111 Bitcoins with an approximate inventory value of $1.8 million based on the Bitcoin price as of that date. For the 12-month period ended December 31, 2022, the Corporation mined a total of 832 Bitcoins compared to 519 for the 12-month period ended December 31, 2021, an increase of 60%.

For the three-month period ended December 31, 2022, the Corporation mined a total of 224 Bitcoins compared to 172 for the three-month period ended December 31, 2021, an increase of 30%.

The increase in coins mined throughout 2022 was driven by the expansion of miners that the Corporation put online during the year.

The market value of the Bitcoin miners in the Corporation’s inventory as of this Annual Report on Form 20-F is approximately $20 million.

Ethereum

As of December 31, 2022, the Corporation held a total of 801 ETH with an approximate inventory value of $1.0M based upon the ETH price on December 31, 2022. The Corporation does not currently mine ETH.

As of December 31, 2021, the Corporation held a total of 1,001 ETH with an approximate inventory value of $3.7M based upon the ETH price on December 31, 2021. The Corporation did not hold any ETH as of December 31, 2020.

Regulatory Environment

The Corporation is subject to government regulation in each jurisdiction in which it operates, and various jurisdictions may from time to time adopt laws, regulations or directives that affect the Corporation’s business. The Corporation is subject to regulatory risks with regard to mining, holding, using or transferring cryptocurrencies, and the uncertainty of the regulatory environment and the Corporation’s ability to anticipate and respond to potential changes in government policies and regulations may have a significant impact on the Corporation’s business operations in countries the Corporation operates. Regulations have impacted or could impact the nature of and scope of offerings the Corporation is able to make available, the pricing of the Corporation’s offerings, the Corporation’s relationship with, and incentives, fees and commissions provided to or charged from, the Corporation’s business partners, and the Corporation’s ability to operate in certain segments of its business, among others. The Corporation expects that its ability to manage its relationships with regulators in each of its markets, as well as existing and evolving regulations, will continue to impact its results in the future. For additional information concerning the regulations to which the Corporation and its business are subject, as well as the risk factors attendant thereto, see the “Regulation” section under ITEM 4.B. “Business Overview” and ITEM 3.D. “Risk Factors.”

At-the-Market Offering

On March 4, 2022, the Corporation entered into the ATM Agreement with H.C. Wainwright & Co., LLC, as agent, pursuant to which the Corporation established the ATM Program. A cash commission of 3.0% of the aggregate gross proceeds raised under the ATM Program will be paid to the agent in connection with its services under the ATM Agreement. During the year ended December 31, 2022, the Corporation issued 2,100 SV Shares at an average share price of $1.1757. From January 1, 2023 through the date of this Annual Report, the Corporation issued 386,463 SV Shares in the ATM Program at an average share price of $1.8147.

NCIB

On May 19, 2022, the Corporation announced that it had received approval to undertake, at the Corporation’s discretion, a normal course issuer bid program (the “NCIB”) in Canada to purchase up to 1,219,762 of its SV Shares for cancellation. The NCIB was commenced due to the fact that, from time to time, the Corporation may consider that the market price of its SV Shares do not accurately reflect the underlying value of the Corporation’s business. For additional information concerning share repurchases made by the Corporation under the NCIB, see ITEM 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” below.

Custodial Services for Digital Currencies

The Corporation has a digital custody account with Gemini. Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. Gemini holds 100% of the Corporation’s cryptocurrency assets in hot storage. Gemini is not a related party of the Corporation. The Corporation is not aware of anything with regards to Gemini’s operations that would adversely affect the Corporation’s ability to obtain an unqualified audit opinion on its audited financial statements.

The Corporation has chosen to hold the majority of the Corporation’s cryptocurrency assets with Gemini due to its track record in the industry. Gemini is a New York trust company regulated by the New York State Department of Financial Services and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 – Prospectus Exemption). Gemini is a qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Gemini has not appointed a sub-custodian to hold any of the Corporation’s cryptocurrencies. Gemini has US$200 million in cold storage insurance coverage backing its digital asset custody, one of the highest levels of regulatory certifications in the market and US$90 million in hot storage insurance. Although the Corporation has historically utilized both cold and hot storage for its digital crypto assets with Gemini, the Corporation currently holds all its cryptocurrencies custodied with Gemini in hot storage.

The Corporation has conducted due diligence on Gemini and has not identified any material concerns. It routinely reviews and verifies its asset balances on public Blockchain explorers. Management of the Corporation is not aware of any security breaches or other similar incidents involving Gemini that resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of Gemini, the Corporation would write off as losses any unrecoverable cryptocurrency assets.

In order to monitor Gemini, the Corporation relies on system and organization controls provided by a SOC 2 Type II report, which was undertaken by Deloitte & Touche LLP, an independent audit firm. A SOC 2 Type II certification and report are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place to safeguard the Corporation’s cryptocurrency assets, specifically as it relates to having strict security and data protection processes and protocols.

In general, a SOC 2 Type II certification is issued by an outside auditor that evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following:

●	“Security,” which addresses the safeguarding of system resources and assets against unauthorized access;

●	“Availability,” which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;

●	“Processing Integrity,” which addresses whether or not a system achieves its purpose;

●	“Confidentiality,” which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

●	“Privacy,” which addresses the system’s collection, use, retention, disclosure and disposal of personal information in conformity with an organization’s privacy notice.

The Corporation has elected to use Gemini as its sole custodian as Gemini compiles documented controls that can be provided to the Corporation, such as the SOC 2 Type II certification. The Corporation reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Corporation has not identified any material concerns based on its review of the SOC 2 Type II report.

Gemini maintains insurance coverage for the cryptocurrency held on behalf of the Corporation in its online hot wallet. The Corporation is in the process of looking to insure the remainder of its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or is uneconomical for the Corporation to obtain, which leads to the risk of inadequate insurance cover.

To mitigate third-party risk, the Corporation will hold a portion of its digital currencies in cold storage solutions which are not connected to the internet. The Corporation’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets on which the Corporation stores its cryptocurrency assets are not multi-signature wallets; however, the Corporation secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box. The Corporation replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Corporation, should the Corporation’s cold-wallets become lost, stolen or damaged.

Selected Financial Information

	Year ended December 31, 2022 ($)	Year ended December 31, 2021 ($)	Year ended December 31, 2020 ($)
Revenue	24,190,060	24,952,344	3,553,362
Net income (loss)	4,329,342	(3,132,693)	(5,190,713)
Net income (loss) per share – basic and diluted	0.16	(0.14)	(0.15)

	Year ended December 31, 2022 ($)	Year ended December 31, 2021 ($)	Year ended December 31, 2020 ($)
Total assets	52,599,561	80,026,875	16,519,601
Total long-term liabilities	2,169,276	36,246,608	3,003,037

EBITDA – NON-GAAP MEASURE

“EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including, depreciation, and further adjusted to remove acquisition-related costs. Management believes “EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Year ended
	December 31, 2022 ($)	December 31, 2021 ($)	December 31, 2020 ($)
	$	$
Income (loss) before other items	4,329,342	(3,132,693)	(5,190,713)
Taxes and Interest	(1,299,263)	2,633,433	635,813
Depreciation	10,709,108	3,281,143	3,387,043
EBITDA	13,739,187	2,781,883	(1,167,857)

For the year ended December 31, 2022, compared to the year ended December 31, 2021:

For the year ended December 31, 2022, the Corporation’s net income was $4,329,342 compared to net loss of $3,132,693 for the year ended December 31, 2021. The year over year increase in net income and decrease in net loss of $7,462,035 is a result of the following:

Revenue

Revenue from Bitcoin mining was $24,190,060 for the year ended December 31, 2022, compared to $24,952,344 for the year ended December 31, 2021.

During the year ended December 31, 2022, the Corporation mined 832 Bitcoins at an average Bitcoin price of US$28,198 (from CoinMarketCap) compared to the year ended December 31, 2021, where the Corporation mined 519 Bitcoins at an average price of Bitcoin of US$47,430 (from CoinMarketCap).

Despite the significant drop in Bitcoin prices throughout 2022 from 2021 levels, the Corporation was able to maintain its revenue on a year over year basis due to the growth of the organization’s mining operation (hashrate went from approximately 400 PH/s as of December 31, 2021, to approximately 650 PH/s as of December 31, 2022) and the commencement of revenues associated with various hosting agreements, which offset the decrease in average Bitcoin price mentioned above.

Cost of Digital Currency Mining

The Corporation’s cost of sales was $30,987,397 for the year ended December 31, 2022, compared to $13,823,194 for the year ended December 31, 2021.

The overall growth in cost of sales was due to the increase in energy and infrastructure related expenses in both New York and Alabama along with an increase in depreciation and amortization expense. Energy and infrastructure expenses increased by $8.7 million year over year primarily due to the recognition of expense per the Corporation’s hosting agreements of $7.2 million. The addition of incremental miners increased the Corporation’s hashrate from approximately 400 PH/s as of December 31, 2021 to approximately 650 PH/s as of December 31, 2022. Depreciation and amortization expense increased by $7.4 million during the year ended December 31, 2022 as compared to the same period in 2021 as a significant portion of the Corporation’s 10,000 miners purchased in 2021 were placed into service during 2022 along with the accompanying electrical infrastructure.

General, Administrative & Other Expenses

The Corporation’s general and administrative expenses were $21,417,568 for the year ended December 31, 2022, compared to $8,206,372 for the year ended December 31, 2021.

The primary variances from the year ended December 31, 2021, were due to:

●	A loss on sale of digital currencies of $11.57 million during 2022, which was incurred when the Corporation sold digital currency to fund operations and repay the Corporation’s Bitcoin-backed loan.

●	The loss on the value of digital currency option calls of $1.95 million.

●	Impairment losses recognized on Goodwill of $1.26 million and on the Corporation’s data miners of $1.56 million.

●	The loss on revaluation of digital currencies of $3.26 million in 2022 ($0 in 2021).

Other income/expense items in the current year include the revaluation of the warrant liabilities which resulted in a gain of $32.01 million, causing an offset to the operating loss and leading to current year net income. In 2021, the Corporation had minimal sales of digital currency and recognized a revaluation of warrant liabilities gain of only $1.55 million.

For the year ended December 31, 2021, compared to the year ended December 31, 2020:

For the year ended December 31, 2021, the Corporation’s net loss was $3,132,693 compared to a net loss of $5,190,713 for the year ended December 31, 2020. The year over year decrease in net loss of $2,058,020 is a result of the following:

Revenue

Revenue from Bitcoin mining was $24,952,344 for the year ended December 31, 2021, compared to $3,553,362 for the year ended December 31, 2020.

During the year ended December 31, 2021, the ramp in the Corporation’s mining operation led to the mining of 520.63 Bitcoins at an average Bitcoin price of US$47,430 (from CoinDesk) compared to the period ended December 31, 2020, where the Corporation mined 335 Bitcoins at an average Bitcoin price of US$10,750 (from CoinDesk).

In addition to the incremental hashing power the Corporation added during 2021, the revenue increase can be attributed to the price of Bitcoin which began to rise in Q4 of 2020 that continued into 2021 and the entering into of the Miner Lease Agreement with Northern Data.

Cost of Digital Currency Mining

The Corporation’s cost of sales was $13,823,194 for the year ended December 31, 2021, compared to $7,550,050 for the year ended December 31, 2020.

The overall increase in cost of sales was due to the increase in energy and infrastructure expenses that were partially offset by a slight decrease in depreciation and amortization expense. Energy and infrastructure expenses increased by $6,379,044, due to the Corporation adding new miners thereby significantly increasing its hashrate from approximately 143 Petahash as of December 31, 2020 to approximately 400 Petahash as of December 31, 2021. Depreciation and amortization expense decreased by $0.1 million in 2021 as the Corporation’s new miners and electrical infrastructure were not placed into service until Q4 of 2021.

General, Administrative & Other Expenses

The Corporation’s general and administrative expenses were $8,206,372 for the year ended December 31, 2021, compared to $1,571,411 for the year ended December 31, 2020.

The year over difference was driven by an increase of $6,556,720 in share-based compensation expenses which represents the expense associated with the vesting of stock options during the periods.

B.	Liquidity and Capital Resources

Liquidity and Financial Position

As of December 31, 2022, the Corporation had working capital of $2,874,560, with digital currencies of $2,800,657. The Corporation commenced earning revenue from digital currency mining in mid-February 2020; however, it has limited operating history, and there can be no assurance that the Corporation’s historical performance will be indicative of its future performance.

The Corporation’s current working capital position is primarily driven by the funds raised from private placements during 2022 and the accumulation of 111 Bitcoin with a fair value approximating $1.8 million as of December 31, 2022. Proceeds from prior private placements were primarily used by the Corporation to fund working capital and pay for operating expenses.

The Corporation’s ability to continue as a going concern is dependent on the Corporation’s ability to efficiently mine and liquidate digital currencies, manage operational expenses, and raise additional funds through debt or equity financing.

Capital Resources

The Corporation’s capital management objective is to provide the financial resources that will enable the Corporation to maximize the return to its shareholders while also enhancing its cost of capital. In order to achieve this goal, the Corporation monitors its capital structure and adjusts as required in response to an ever-changing economic environment and the various risks to which the Corporation is exposed. The Corporation’s approach for attaining this objective is to preserve a flexible capital structure that optimizes the cost of capital at a satisfactory level of risk, to maintain its ability to meet financial obligations as they come due, and to ensure the Corporation has appropriate financial resources to fund its organic and acquisitive growth.

The Corporation anticipates that its existing financial resources will be sufficient to put into operation all previously announced acquisitions of mining hardware. In order to achieve its long-term future business objectives, the Corporation may need to liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Corporation presently anticipates that additional financing may be required to acquire additional power generation facilities in the future in order to meet the Corporation’s objective of obtaining access to an additional 100MW of power by the end of 2024. The Corporation also anticipates that additional financing will be required to purchase the miners required to utilize its maximum mining capacity.

The Corporation may manage its capital structure by issuing equity, seeking financing through loan products, adjusting capital spending, or disposing of assets.

Cash flows

Operating Activities

Cash used by operating activities for the year ended December 31, 2022 was $2,342,899 as compared to cash used by operating activities of $8,859,594 for the year ended December 31, 2021. The difference is primarily attributable to digital assets mined which were liquidated for cash, totaling $15.28 million in 2022, versus $0 in the prior year, which offset other operating activity adjustments in the current year.

Cash used in operating activities for the year ended December 31, 2021, was $8,859,594 as compared to $2,249,857 for the year ended December 31, 2020. The decrease in net cash flows from operating activities was primarily driven by the ramp in the Corporation’s mining operation coupled with its policy of retaining its Bitcoin, which led to 662 Bitcoins held at the end of the year rather than being converted into fiat currency (154 held as of December 31, 2020).

Investing Activities

Cash used in investing activities for the year ended December 31, 2022 was $15,581,038 as compared to $34,724,780 for the year ended December 31, 2021. In the current year, cash of $14,685,038 was used for the purchase of equipment and cash of $623,000 was used for the acquisition of digital currency call options, which were slightly offset by proceeds from the sale of equipment of $795,000. In the prior year, cash of $33,924,780 was used for the procurement of equipment.

Cash used in investing activities for the reporting year ended December 31, 2021 was $34,724,780 as compared to $1,268,177 for the year ended December 31, 2020. The year-over-year increase in cash used was due to the purchase of mining and data center equipment of $33,924,780.

Financing Activities

Cash provided by financing activities for the reporting year ended December 31, 2022 was $18,858,844 as compared to $44,468,839 for the year ended December 31, 2021. During 2022, the primary drivers were that the Corporation received proceeds from a private placement of $8,314,269 and proceeds from a loan payable of $10,000,000. The driver of the cash provided for the year ended December 31, 2021 was proceeds from private placements of $50,218,09 that were slightly offset by repayment of loans payable, lease payments and repurchase of shares of $5,749,254.

Cash provided by financing activities for the reporting year ended December 31, 2021 was $44,468,839 as compared to $2,245,347 for the year ended December 31, 2020. The Corporation received proceeds from a private placement of $50,218,093, made lease payments of $2,647,669, repaid custodial loans of $3,975,083, repurchased shares of $599,997 and received net funds from loans of $1,473,495.

Capital Expenditures

Our capital expenditures for the last three years, which principally consist of mining assets, equipment and infrastructure needed to support the Corporation’s mining operations are as follows:

Fiscal year ended December 31,	Capital Expenditures and/or Divestitures	Purpose
2022	$15,753,038	Mining infrastructure needed to support growth.
2021	$34,598,075	Mining assets and infrastructure needed to support growth.
2020	$7,358,280	Mining assets and leasehold improvements.

Indebtedness

On March 2, 2022, the Corporation closed on the Loan Facility with Securitize, Inc. The Loan Facility was collateralized against the Corporation’s Bitcoin inventory, had a one-year committed term and an interest rate of 7.5% per annum and was fully drawn by the Corporation. The Loan Facility was fully repaid in July 2022 and is no longer outstanding.

For a description of Digihost’s loan agreement with Doge Capital LLC, see ITEM 7.B. “Related Party Transactions.”

Other than the Loan Facility and the Loan Agreement, the Corporation is not a party or otherwise subject to any credit facilities or other borrowing arrangements.

C.	Research and Development

None.

D.	Trend Information

The profitability of the Corporation’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically Bitcoin. Cryptocurrency prices (and Bitcoin prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Corporation’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, coverage of cryptocurrency in the media, inflation, and political or economic events as well as market acceptance and demand for cryptocurrency. The market price of one Bitcoin in the Corporation’s principal market ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022 and ranged from approximately $28,700 to $68,800 during the year ended December 31, 2021. Because the Corporation does not currently hedge its investment in Bitcoin, the Corporation is directly exposed to Bitcoin’s price volatility and surrounding risks.

Currently, the Corporation does not use a formula or specific methodology to determine whether or when it will sell Bitcoin that it holds, or the number of Bitcoin it will sell. Rather, decisions to hold or sell Bitcoins are currently determined by management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Corporation. If cryptocurrency spot prices decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Corporation’s results of operations and financial condition, as well as the trading price of the Corporation’s SV Shares, could be materially adversely affected.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the Corporation’s business, financial condition and results of operations as well as the market price for the SV Shares.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Corporation’s SV Shares has already been correlated, and, in the future, is likely to continue to be highly correlated, to the trading prices of Bitcoin. Bitcoin mining companies’ stocks have shown volatility relative to Bitcoin, with many such stocks outperforming Bitcoin in 2020 and 2021 but underperforming relative to Bitcoin in 2022. For example, the closing price of the Corporation’s SV Shares on December 31, 2021 was $4.63 and the closing price of Bitcoin was approximately $46,200 and, as of December 30, 2022, the closing price of the Corporation’s SV Shares was $0.36 and the closing price of Bitcoin was approximately $16,500. The Corporation’s operating results and financial condition have been and may continue to be adversely affected by declines in cryptocurrency market prices.

For a discussion of additional uncertainties, trends and other events that may have a material effect on the Corporation’s business, results of operations and financial condition, see ITEM 3.D. “Risk Factors” and ITEM 4.B. “Business Overview.”

E.	Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see note 2 to our financial statements included in ITEM 17. “Financial Statements” below.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets out, for each of the Corporation’s directors and executive officers, the person’s name, province and country of residence, positions with the Corporation and principal occupation within the last five years. Each director is expected to hold office until the next annual meeting of the Corporation unless his or her office is earlier vacated.

Name and Municipality of Residence	Principal Occupations for Last Five Years	Position	Director/ Officer Since
Michel Amar Los Angeles, California	CEO and Chairman, Digihost Technology Inc. (2020 – present); President, NYAM LLC (2016 to present)	CEO, Chairman, Director and Promoter	February 14, 2020
Alec Amar Los Angeles, California	President and Director, Digihost Technology Inc. (2020 – present); President, Bit.Management, LLC (2018 to present)	President and Director	February 14, 2020
Paul Ciullo Albany, New York	CFO, Digihost Technology Inc. (2021 to present; 2018 to 2020); Finance Manager, Conduent Inc. (2015-2018)	CFO	April 29, 2021
Gerard Rotonda(1) New York, New York	Co-Founder and Partner, MMR Development (2018 to present)	Director	July 28, 2022
Adam Rossman(1) Los Angeles, California	Business and Real Estate Attorney	Director	February 14, 2020
Zhichao Li(1) New York, New York	Co-Founder of Bitsource (April 2021 – Present); Vice President of Blockchain Dynamics (March 2020 – Present); Co-Founder and CEO of Fix Technology (January 2018 – March 2020)	Director	July 28, 2022

(1)	Member of the Audit Committee. Gerard Rotonda is Chair of the Audit Committee.

Michel Amar

Mr. Amar is a French-American businessman and entrepreneur known for his success in innovative technology, such as Blockchain and electronics, as well as developing branded fashion. With a Bachelor’s degree in accounting and business management, Mr. Amar has worked and consulted with some of the most famous international brands, playing a vital role in their profitability and continued relevance. In 2019, Mr. Amar partnered with Brookstone, a novelty retailer, in developing exclusive, technologically advanced products for their consumer electronics market.

Alec Amar

Mr. Amar is an entrepreneur who has achieved success in both product development and licensing, as well as Blockchain solutions. After graduating from the University of Southern California with a degree in economics and digital entrepreneurship, Mr. Amar devised and headed a Blockchain operation, building out highly efficient and productive mining facilities. In addition to Blockchain success, Mr. Amar’s product licensing company, MAT, a versatile R&D incubator, has partnered with notable brands such as Brookstone, in developing innovative electronics. As one of the sole licensees of Brookstone, Mr. Amar is actively curating a collection of intelligent, proprietary consumer electronics.

Adam S. Rossman

Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing. Mr. Rossman maintains offices in Beverly Hills, CA. Mr. Rossman received his JD from Loyola Law School, Los Angeles in 1994, a MA in Rhetoric in 1990 and a BA in Rhetoric in 1988 both from University of California at Berkeley.

Gerard Rotonda

Mr. Rotonda was the Chief Financial Officer and Executive Committee Member for Deutsche Bank Wealth, Management Americas from 2011 through 2018. Mr. Rotonda has over 30 years of experience in business development and financial analysis, most recently as Co-Founder and Partner at MMR Development, a real estate company which develops or repositions office, residential and hotel properties. Mr. Rotonda has also been Senior Business Leader and Director Strategy and Planning at MasterCard Incorporated, Director Strategic Planning at Credit Suisse Group, and Vice President Investment Finance and Structured Lending at Citigroup. Mr. Rotonda holds a BSBA in Accounting and MBA from Boston University.

Zhichao Li

Ms. Li is an entrepreneur and environmentalist, who has dedicated herself to developing innovative technologies and creating positive social impacts. She served as the senior Vice President of Blockchain Dynamics upon joining and oversaw the Blockchain business from financials to operations. As an early adopter of Blockchain technology, Ms. Li has successfully invested and managed infrastructure, manufacturing, and supply chains for public companies and start-ups. As the Acting Secretariat Director of the International Ecological Economy Promotion Association and Climate Change Manger in WildAid, Ms. Li believes and promotes energy conservation and sustainable development across more than 30 countries and leads the team to address how individual choices, be it on energy use, food choice, or transportation can make a difference for climate change. Ms. Li holds a Master’s degree in Business Administration from Tsinghua University in 2019 and Master of Art in the University of St. Andrews in 2010.

Paul Ciullo

Mr. Ciullo has over 20 years of experience in senior corporate finance and accounting positions for Fortune 500 companies, including General Electric (NYSE: GE) and Xerox (Nasdaq: XRX). Prior to joining the Corporation, Paul served as the Director of Finance for Conduent Legal and Compliance Services, specializing in financial reporting and project management. Paul obtained a Bachelor’s of Science in Accounting from SUNY Geneseo and a Masters of Business Administration from Pennsylvania State University. He is a member of the American Institute of Certified Public Accountants and New York State Society of CPAs.

Relationships Among Officers and Directors

Michel Amar, the Corporation’s CEO and Chairman, is the father of Alec Amar, the Corporation’s President and a director.

B.	Compensation

Management and Directors

The total compensation paid during the financial year ended December 31, 2022 to the members of management of the Corporation (the “Executives”) and to directors of the Corporation is set out in the Summary Compensation Table below.

Oversight and Description of Director and Executive Compensation

Compensation plays an important role in achieving short- and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of Options and RSUs for SV Shares, which will be a significant component of executive compensation. This approach is based on the assumption that the performance of the SV Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with shareholder interests – the Corporation aligns the goals of executives with maximizing long-term shareholder value;

●	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Corporation and fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all Executives will be developed based on the above-mentioned compensation philosophy and will be as follows:

●	to attract and retain highly qualified executive officers;

●	to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation’s business strategy;

●	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

●	to tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the Executives. The Corporation’s objective is to establish benchmarks and targets for its Executives that will enhance shareholder value if achieved.

The compensation committee of the Board (the “Compensation Committee”) assists the Board in its oversight of compensation. The Compensation Committee is comprised of Adam Rossman (Chair), Gerard Rotonda and Alec Amar. Messrs. Rossman and Rotonda are considered “independent” within the meaning of Canadian Securities Administrator’s National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). The Compensation Committee ensures an objective process for determining compensation by providing that a majority of members of the Compensation Committee are considered independent within the meaning of NI 58-101.

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation’s security trading policy restricts directors or Executives from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. To the knowledge of the Corporation, as of the date of hereof, no director or Executive of the Corporation has participated in the purchase of such financial instruments.

Base salaries, if any, are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Share-based awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the SV Shares and since awards are expected to be staggered and may be subject to long-term vesting schedules, they will help ensure that directors and Executives have significant value tied in long-term stock price performance.

Aggregate compensation for each Executive is designed to be competitive. The Compensation Committee will review from time to time the compensation practices of similarly situated companies when considering the Corporation’s executive compensation practices.

The Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the Executive’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Compensation Committee will review data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Annual Report on Form 20-F under ITEM 6.C. “Board Practices.”

Compensation Governance

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee ensures that total compensation paid to all Executives is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

A combination of fixed and variable compensation is used to motivate executive officers to achieve overall corporate goals. The three basic components of the Corporation’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	long-term incentive compensation (in the form of Options and/or RSUs).

Base salaries, if any, are paid in cash and constitute the fixed portion of the total compensation paid to executive officers. Annual incentives and option-based compensation comprise the remainder, and represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the SV Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assign compensation based on this assessment.

Base Salary

The Compensation Committee approves the salary ranges for the Executives. The base salary review for each Executive is based on an assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group, which are accumulated from a number of external sources including independent consultants. The Corporation’s policy for determining salary for executive officers will be consistent with the administration of salaries for all other employees.

Annual Incentive (Cash Bonus) Payments

Cash annual incentive awards are based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities.

The Board approves target annual incentive amounts for each Executive at the beginning of each financial year. The Compensation Committee determines target amounts based on a number of factors, including comparable compensation of similar companies. Funding of the annual incentive awards is capped at the Corporation level and the distribution of funds to the executive officers will be at the discretion of the Compensation Committee. Each Executive may receive partial or full payment of the target annual incentive amount set by the Compensation Committee at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such Executive’s overall performance by the Compensation Committee and the Board.

In order to develop a recommendation to the Board regarding annual incentive payments, the Compensation Committee assesses Executive performance subjectively, considering each Executive’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis. If the Compensation Committee cannot unanimously agree on a recommendation in respect of an Executive’s annual incentive payment, the matter is referred to the full Board for decision.

The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each Executive has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment recommended by the Compensation Committee that it deems appropriate.

Long-Term Incentive Compensation

Options and RSUs may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of the Corporation. Options and RSUs are awarded to directors and employees, including Executives, at the Board’s discretion, on the recommendation of the Compensation Committee. Decisions with respect to options and RSUs granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Board and the Compensation Committee consider outstanding Options and RSUs granted under the Corporation’s share incentive plan (the “Stock Option Plan”) and restricted share unit incentive plan (the “RSU Plan”) and held by management in determining whether to make any new grants of Options and RSUs, and the quantum or terms of any Options or RSUs grant.

The objective of the RSU Plan is to further aid in retaining eligible employees while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s Shareholders. RSUs aid in promoting greater share ownership by executives and employees at the Corporation and aligning the Corporation compensation practices closer to market practices. Furthermore, the RSU Plan diversifies the types of incentive-based compensation, enabling the Board to better tailor such awards to the duties and responsibilities of the Directors, Employees and Consultants (collectively referred to as “Service Providers” within the plan document). While initially intended to only vest based on the continued service of Eligible Persons (as defined in the RSU Plan) with the Corporation, in the future, the RSU Plan will also provide the Board with the alternative of establishing specific performance-based goals in addition to service-based restrictions when determining the vesting of specific RSU grants. This will provide the opportunity to further strengthen the alignment of interests of eligible employees (namely executives) with the achievement of the Corporation’s long-term strategic plan and the interests of Shareholders.

The objective of the Corporation’s Stock Option Plan is to further aid in retaining qualified talent while maintaining alignment of compensation with the long-term share price performance provided to the Corporation’s shareholders. Options are awarded to directors, consultants and employees, including Executives, at the Board’s discretion, on the recommendation of the Compensation Committee. Decisions with respect to Options granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Compensation Committee considers outstanding Options granted under the Stock Option Plan held by management in determining whether to make any new grants of Options, and the quantum or terms of any Option grant.

In order to arrive at a particular recommendation for performance-based compensation under the Stock Option Plan, the Compensation Committee will use objectively determinable performance targets, where possible, under one or more of the following business criteria, individually or in combination: (i) Technical Matters; (ii) Capital Markets; (iii) Corporate Development; (iv) Community Initiatives; (v) Operational Matters; and (vi) Board Liaison Matters.

Stock Option Plan

The Stock Option Plan was adopted by the Board on October 23, 2017 and must be re-approved by the shareholders on a yearly basis pursuant to the policies of the TSXV. The Stock Option Plan was last approved by shareholders at the last annual and special meeting of the Corporation held on July 28, 2022.

Pursuant to the adoption of Policy 4.4 - Security Based Compensation (the “New Policy”) by the TSXV, the Board amended the Stock Option Plan to bring the Stock Option Plan into compliance with the New Policy.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to directors, officers, employees and consultants, as additional compensation and as an opportunity to participate in the success of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation’s shareholders.

The following is a summary of the material terms of the Stock Option Plan (any terms not defined herein have the meaning defined in the Stock Option Plan):

(i)	Persons who are Eligible Persons of the Corporation are eligible to receive grants of options under the Stock Option Plan. Eligible Persons include any director, officer, Employee, Management Company Employee, or Consultant of the Corporation or any of its subsidiaries.

(ii)	The aggregate maximum number of the SV Shares available for issuance from treasury under the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan.

(iii)	No options shall be granted to any optionee if such grant could result, at any time, in:

(A)	the issuance to any one Eligible Person, within a one-year period, together with SV Shares issuable to such Eligible Person under all other security-based compensation arrangements of the Corporation, of a number of SV Shares exceeding 5% of the issued and outstanding Shares;

(B)	the issuance to any one Consultant, within any 12-month period, of a number of SV Shares exceeding 2% of the issued and outstanding Shares, together with SV Shares issuable to such Consultant under all other security-based compensation arrangements of the Corporation; and

(C)	the issuance to employees conducting investor relations activities, within any 12-month period, of an aggregate number of SV Shares exceeding 2% of the issued and outstanding Shares;

unless permitted otherwise by any applicable stock exchange.

(iv)	Disinterested Shareholder Approval is required for the following:

(A)	any individual stock option grant that would result in the grant to Insiders (as a group), within a 12-month period, of an aggregate number of options exceeding 10% of the issued Shares, calculated on the date an option is granted to any Insider; and

(B)	any individual stock option grant that would result in the number of SV Shares issued to any individual in any 12-month period under this Plan exceeding 5% of the issued Shares, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Corporation.

(v)	The term of an Option shall not exceed 10 years from the date of grant of the Option and the Expiry Date for each Option shall be set by the Board at the time of issue of the Option.

(vi)	All Options granted to Eligible Persons retained to perform Investor Relations Activities will vest and become exercisable in stages over a period of not less than twelve (12) months, with no more than one-quarter (1/4) of such Options vesting and becoming exercisable in any three (3) month period.

(vii)	An Option shall vest and may be exercised in whole or in part at any time during the term of such Option after the date of the grant as determined by the Board, subject to extension where the expiry date falls within a Blackout Period.

(viii)	Options may be granted by the Corporation and the exercise price of such Options shall be determined pursuant to the recommendations of the Board or a committee appointed to administer the Stock Option Plan from time to time, provided, and to the extent that, such decisions are approved by the Board. The exercise price of an Option shall not be less than the Market Value of the Shares as of the Grant Date, subject to any allowable discounts permitted by the TSXV.

(ix)	The Stock Option Plan provides that, if a change of control (as defined in the Stock Option Plan) occurs, or if the Corporation is subject to a takeover bid, all Shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board may also accelerate the expiry date of outstanding options in connection with a takeover bid.

(x)	The Stock Option Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Corporation become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the shareholders of the Corporation, or the exchange with the shareholders of the Corporation, of securities of the Corporation or securities of another company. Any adjustment, other than in connection with a consolidation or stock split, to an Option granted or issued under the Stock Option Plan is subject to the prior acceptance of the TSXV, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

(xi)	The Stock Option Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an optionee retires or voluntarily resigns or is otherwise terminated by the Corporation other than for cause, then all vested options held by such optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee ceases its office, employment or engagement with the Corporation.

(xii)	In lieu of the exercise price of each SV Share underlying an Option being paid in cash, the Option may be exercised, except Options granted to persons performing investor relations activities, at the discretion of the Option holder and only with the written permission of the Board and as permitted by the policies of the TSXV or other stock exchange on which the SV Shares are listed, by a net exercise whereby the Option holder will receive only the number of SV Shares underlying the Option that is the equal to the quotient obtained by dividing: (a) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying SV Shares and the exercise price of the subject Options by (b) the VWAP of the underlying SV Shares.

The Stock Option Plan contains a provision that, if pursuant to the operation of an adjustment provision of the Stock Option Plan, an optionee receives options (the “New Options”) to purchase securities of another company (the “New Company”) in respect of the optionee’s options under the Stock Option Plan (the “Subject Options”), the New Options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Stock Option Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the “Termination Provisions”); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company’s Stock Option Plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

Restricted Share Unit Plan

The RSU Plan is available to directors, employees and consultants which are collectively referred to in the RSU Plan as Service Providers of the Corporation, as determined by the Board (the “Eligible Grantees”). As of the date of this Annual Report on Form 20-F, the Corporation has granted 1,449,250 RSUs to Eligible Grantees.

The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards available to Eligible Grantees in order to promote long-term retention and greater alignment with the competitive market. The following information is intended to be a brief description and summary of the material features of the RSU Plan (any terms not defined herein have the meaning defined in the RSU Plan):

(a)	The RSU Plan provides for a fixed maximum limit of 2,768,591 SV Shares available for issuance under the RSU Plan. The number of share issuable pursuant to the RSU Plan is in accordance with the policies of the TSXV. The number of SV Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares of the Corporation;

(b)	The total number of SV Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(c)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(d)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to any one Service Provider within any one-year period under the RSU Plan shall not exceed 1% of the issued and outstanding SV Shares of the Corporation;

(e)	Unless disinterested shareholder approval is obtained and except as otherwise may be permitted by the policies of the TSXV, the maximum aggregate number of Class B Shares that are issuable pursuant to the Plan together with all security-based compensation arrangements granted or issued in any 12 month period to any one Grantee must not exceed 5% of the Shares, calculated as at the date of any Security Based Arrangement is granted or issued to the Grantee;

(f)	The total number of SV Shares issuable to all Service Providers within any one-year period under the RSU Plan shall not exceed 2% of the issued and outstanding SV Shares of the Corporation;

(g)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any SV Shares covered by an award are forfeited, or if an award terminates without delivery of any SV Shares subject thereto, then the number of SV Shares counted against the aggregate number of SV Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board;

(h)	In no case shall an RSU vest within one (1) year from the Grant Date;

(i)	If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Grantee who was also an officer or employee of, or Consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and be settled;

(j)	Grantees of RSUs shall have no rights as Shareholders. The Board may provide in an Award Agreement evidencing a grant of RSUs that the Grantee shall be entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding SV Shares, a cash payment for each RSU granted equal to the per-share dividend paid on the outstanding SV Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the SV Shares on the date that such dividend is paid. Any grant of additional RSUs pursuant to Section 8.4(a) of the RSU Plan must be included in the maximum number of Shares subject to the Plan pursuant to Section 4 of the RSU Plan. If there are not a sufficient number of Shares available under the RSU Plan to satisfy the grant of additional RSUs, notwithstanding any provision in the applicable Award Agreement, the Corporation shall satisfy the obligation by way of cash payment;

(k)	Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior TSXV approval, upon the termination of a Grantee’s Service, any RSUs granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of RSUs, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the RSUs.

The Board may at any time, in its sole discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the RSU Plan and may amend the terms and conditions of any awards thereunder, subject to (a) any required approval of any applicable regulatory authority or the TSXV, and (b) approval of Shareholders of the Corporation, provided that, unless required by the TSXV, Shareholder approval shall not be required for the following amendments and the Board may make changes which may include but are not limited to: (i) amendments of a “housekeeping nature”; (ii) changes to vesting provisions; or (iii) changes to the term of the RSU Plan or awards made under the RSU Plan, provided those changes do not extend the restriction period of any RSU beyond the original expiry date or restriction period. The Board may amend, modify or supplement the terms of any outstanding award.

Restricted Share Units

The RSU Plan provides that the Board of the Corporation may, from time to time, in its sole discretion, grant awards of RSUs to Eligible Grantees. Each RSU shall represent one SV Share of the Corporation. The Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such RSUs. Each award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs. The performance criteria will be established by the Board in its sole discretion. The Board may, in its sole discretion, revise the performance criteria. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the grant date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the grant date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control or his or her resignation from the Board (any terms not defined herein have the meaning defined in the RSU Plan).

Upon the expiration or termination of the Vesting period and the satisfaction of any other restrictions prescribed by the Board, the RSUs shall vest and shall be settled in either cash or Shares, as the Committee may so determine, unless otherwise provided in the Award Agreement.

A cash payment shall be in the amount equal to the “Market Price” per share as defined in the policies of the applicable stock exchange as the trading day prior to the date of vesting, and certified funds shall be paid for the RSUs valued at the Market Price. A Share payment shall be for Shares issued by the Corporation from treasury and a share certificate for that number of Shares equal to the number of vested RSUs shall be free of all restrictions. The cash payment or Shares shall be delivered to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

If a grantee’s employment is terminated with cause, the Corporation may, within 30 days, annul an award if the grantee is an employee of the Corporation or an affiliate thereof. If a grantee’s employment is terminated with or without cause, unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, any RSUs that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon the death of a Grantee, any RSUs granted to such Grantee which, prior to the Grantee’s death, have not vested, will immediately vest, subject to the pass of one (1) year from the Grant Date, and the Grantee’s estate shall be entitled to receive payment in accordance with the terms of the RSU Plan. The period in which the Grantee’s estate may make such a claim of entitlement must not exceed one (1) year from the date of the Grantee’s death.

The Executives’ compensation is determined in accordance with the principles set forth herein and is not specifically based on the performance of the SV Shares, mainly due to the fact that the price of the SV Shares is affected by external market factors beyond the Corporation’s and the Executives’ control.

Summary Compensation Table

The following table provides information for the fiscal year ended December 31, 2022 regarding compensation earned by the Executives:

				Non-equity incentive plan compensation ($)
Name and principal position	Salary ($)	Share-based awards ($)(5)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michel Amar, Chief Executive Officer and Director(1)(6)	451,180	1,364,123	-	-	-	-	-	1,815,303
Paul Ciullo, Chief Financial Officer(2)	125,096	34,103	-	-	-	-	-	159,199
Alec Amar, President and Director(3)(7)	382,536	1,364,123	-	-	-	-	-	1,746,659
Donald Christie, Former Chief Operating Officer and Former Director(4)(8)	155,365	170,515	-	-	-	-	-	325,880

Notes:

(1)	On February 14, 2020, Michel Amar was appointed Chief Executive Officer of the Corporation.

(2)	On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Corporation.

(3)	On February 14, 2020, Alec Amar was appointed President of the Corporation.

(4)

Donald Christie was a director of the Corporation from February 14, 2020 until his resignation on July 28, 2022. Mr. Christie also served as Chief Operating Officer of the Corporation from February 1, 2022 until his resignation on on September 1, 2022.

(5)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.

(6)	No portion of Michel Amar’s compensation relates to his position as a director.

(7)	No portion of Alec Amar’s compensation relates to his position as a director.
(8)	No portion of Donald Christie’s compensation relates to his position as a director from January 1, 2022 until July 28, 2022.

Employment, Consulting and Management Agreements

Alec Amar

On January 21, 2022, the Corporation entered into an employment agreement with Alec Amar pursuant to which Mr. Amar provides services as President of the Corporation in consideration of an annual rate of US$375,000. Mr. Amar is eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. Subject to the automatic extension described below, the agreement has an initial term of three (3) years that is set to expire on January 21, 2025. Unless earlier terminated in accordance with its terms, the initial term of the agreement will be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of the agreement will not be extended.

Michel Amar

On January 21, 2022, the Corporation entered into an employment agreement with Michel Amar pursuant to which Mr. Amar provides services as CEO of the Corporation in consideration of an annual rate of US$500,000. Mr. Amar is eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. Subject to the automatic extension described below, the agreement has an initial term of three (3) years that is set to expire on January 21, 2025. Unless earlier terminated in accordance with its terms, the initial term of this agreement shall be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of this agreement shall not be extended.

Donald Christie

On February 1, 2022, the Corporation entered into an employment agreement with Donald Christie pursuant to which Mr. Christie provided services as Chief Operating Officer of the Corporation in consideration of an annual rate of US$250,000. In connection with Mr. Christie’s resignation, his employment agreement was terminated.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Executive outstanding as of December 31, 2022:

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price (C$)(1)	Option expiration date	Value of unexercised in-the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (C$)
Michel Amar	-	-	-	-	6,000,000	1,364,123
Donald Christie	208,333	5.53	February 2024 – June 2026	-	75,000	170,515
Paul Ciullo	-	7.08	March 2026 – June 2026	-	15,000	34,103
Alec Amar	-	-	-	-	600,000	1,364,123

Notes:

(1)	The exercise price shown is the weighted average option exercise price.
(2)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on the last trading day in the fiscal year ended December 31, 2022 of C$0.465.

During the year ended December 31, 2022, no awards under the Corporation’s incentive plans vested.

Pension Plan Benefits, Termination and Change of Control Benefits

The Corporation has no pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise, to any person who is an Executive of the Corporation in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. Other than as may be provided pursuant to particular employment agreements and except as described below, the Corporation is not party to any compensation plan or arrangement with Executives or subject to a contractual obligation resulting from the resignation, retirement or the termination of employment of any Executive.

Michel Amar and Alec Amar each have entered in an employment agreement with the Corporation. For the purposes of the succeeding paragraphs under this heading “Pension Plan Benefits, Termination and Change of Control Benefits,” each of Michel Amar and Alec Amar may be referred to as the Executive.

In the event that an Executive’s employment ends due to termination by: (a) the Corporation for Cause (as defined in the applicable employment agreement), (b) by the Executive without Good Reason (as defined in the applicable employment agreement), or (c) by non-renewal at the election of the Executive, such Executive’s employment agreement, if any, provides that such Executive will be entitled to the following: (i) any unpaid Base Salary (as defined in the applicable employment agreement) accrued through the termination date, (ii) a lump sum payment for any accrued but unused vacation pay, (iii) COBRA coverage (but no Corporation -paid premiums except as otherwise required by law), (iv) all other payments, benefits or fringe benefits to which the Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, and (v) a lump sum payment for any previously unreimbursed business expenses incurred by the Executive on behalf of the Corporation during the term of the Executive’s employment (collectively, the “Accrued Amounts”).

If the Executive’s employment by the Corporation is terminated by the Corporation without Cause (as defined in the applicable employment agreement), by the Executive with Good Reason (as defined in the applicable employment agreement), or due to non-extension at the election of the Corporation as provided for in the applicable employment agreement, then, in addition to the Accrued Amounts, each Executive’s employment agreement, if any, provides that such Executive shall be entitled to the following: (a) the Prior Year Bonus (as defined in the applicable employment agreement), (b) the Pro-Rata Bonus (as defined in the applicable employment agreement), (c) an amount equal to Executive’s monthly base salary rate (but not as an employee), which would continue to be paid monthly during the 24 months following termination of Executive’s employment (the “Severance Period”), and (d) continued participation in the Corporation’s group health plan which covers Executive (to the extent permitted under applicable law and the terms of such plan) during the Severance Period.

Upon a Change of Control (as defined below) occurring during the term of the applicable employment agreement, the agreement will automatically be extended to the later of the end of the term and two (2) years from the date upon which a Change of Control occurs. If a Change of Control shall have occurred, and following the Change of Control, the Executive’s employment agreement, if any, is terminated or the Executive is removed as a director of the Corporation or terminated as an officer of the Corporation (collectively referred to herein as “terminated”), other than for Cause (as defined in the applicable employment agreement), or if the Executive terminates its engagement for Good Reason (as defined in the applicable employment agreement), and such termination occurs within twelve (12) months after the date upon which a Change of Control occurs, the Executive’s employment agreement, if any, provides that the Executive will be entitled to be paid a single lump sum cash payment equating to a total of two (2) years of the Executive’s annual Base Salary (the “Severance Amount”) and additional options and or restricted share units may be granted to the Executive at the sole discretion of the Board, subject to the terms of the Option Plan and the RSU Plan. All options and RSUs held by the Executive will vest immediately and will remain exercisable in accordance with the terms of such award agreement, subject to the provisions of the Stock Option Plan or RSU Plan, as applicable. Additionally, the Executive is entitled to any accrued and unpaid Prior Year Annual Bonus (as defined in the applicable employment agreement) and the Current Year Pro-Rata Annual Bonus (as defined in the applicable employment agreement).

The Base Salary of Michel Amar and Alec Amar, respectively, is US$475,000 and US$375,000, and the Severance Amount is US$900,000 and US$750,000, respectively, for each of Michel Amar and Alec Amar, plus any accrued and unpaid Prior Year Annual Bonus and the Current Year Pro-Rata Annual Bonus. There have been no bonus payments under the current employment agreements to either of the Executives.

“Change of Control” as referenced in this section “Pension Plan Benefits, Termination and Change of Control Benefits” means at any time from the effective date of the applicable employment agreement:

(i)	the transfer to or acquisition of at least twenty-five percent (25%) of the total issued and outstanding common voting securities of the Corporation from time to time, by one person or a group of persons acting in concert, either through one transaction or a series of transactions over time after the date hereof, and whether through the acquisition of previously issued voting securities, voting securities that have not been previously issued, or any combination thereof, or any transaction having a similar effect;

(ii)	twenty-five percent (25%) or more of the issued and outstanding voting securities of the Corporation become subject to a voting trust;

(iii)	a change of more than half of the directors of the Corporation unless approved by a majority of the Board;

(iv)	the Corporation, directly or indirectly, amalgamates, consolidates or otherwise merges with any other body corporate or bodies corporate, other than a wholly owned subsidiary;

(v)	the Corporation decides to sell, lease or otherwise dispose of all or substantially all of its assets and undertaking, whether in one or more transactions; or

(vi)	the Corporation enters into a transaction or arrangement which would have the same or similar effect as the transactions referred to in sub-paragraphs (iv) or (v) above.

Exercise of Compensation Securities by Executives and Directors

There were no compensation securities exercised by Executives and directors during the fiscal year ended December 31, 2022.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2022:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	1,608,939	5.28	1,304,841	(1)
Equity compensation plans not approved by securityholders	-	-	-
Total	1,608,939	5.28	1,304,841	(1)

(1)	As at December 31, 2022, the Corporation’s equity compensation plans were the Stock Option Plan, which is a 10% rolling stock option plan, and the RSU Plan. The number of SV Shares that may be reserved for issuance pursuant to the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan. As at December 31, 2022, the total number of Options available for issuance under the Stock Option Plan was 2,495,617. A fixed maximum of 2,768,591 SV Shares are issuable under the RSU Plan.

Director Compensation

The Board determines the level of compensation for directors based on recommendations from the Compensation Committee. The Compensation Committee and the Board regularly review the competitiveness of non-executive director compensation levels against the competitive marketplace, taking into account time commitment, risks and responsibilities to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary. The Corporation’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. The Corporation believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Board who will be able to fulfil their fiduciary responsibilities without competing interests.

As at the date hereof, the Corporation does not pay its directors any fees or compensation other than expenses incurred. The Corporation has a small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Corporation may choose to compensate directors partly with Options and/or RSUs, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Shareholders by providing them with the opportunity to participate in the upside that results from their contributions. While other larger and/or established operating companies may place limits on non-executive director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Corporation believes that some methodologies used to quantify the value of Options at the time of the grant (using an option pricing model that values Options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Corporation. Because such methodologies typically incorporate stock volatility into the calculation of Option value, the volatility of the Corporation’s stock (compared with more established operating companies) can significantly inflate Option value. The result is that an Option grant in a given year could be valued well in excess of the proposed limits discussed above, even if the Option is out-of-the money on the date of grant. While the Corporation does not object to the principle of limiting non-employee director compensation, the Corporation believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Corporation intends to continue to evaluate grants of Options and/or RSUs to non-employee directors on a case-by-case basis, making grants based on the contributions of such non-employee directors to the Corporation and having regard to the levels of compensation offered by companies in analogous stages of development.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s directors, other than Michel Amar and Alec Amar, during the financial year ended December 31, 2022. Information regarding the compensation of Michel Amar and Alec Amar can be found in the table under the heading “Summary Compensation Table” hereinabove.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Adam Rossman	27,074	45,471	-	-	-	-	72,545
Gerard Rotonda	-	-	-	-	-	-	-
Zhichao Li	-	-	-	-	-	-	-

Director Option-Based and Share-Based Awards

The following table provides information regarding the option-based awards for each director, other than Michel Amar and Alec Amar, outstanding as of December 31, 2022. Information regarding option-based awards to Michel Amar and Alec Amar can be found in the table under the heading “Incentive Plan Awards” hereinabove.

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)		Market or payout value of share awards that have not vested (C$)(2)
Adam Rossman	25,000	$3.75	January 5, 2026	-	20,000	(3)	9,300	(3)
	16,333	$7.47	March 25, 2026	-	-		-
	8,333	$7.47	May 17, 2026	-	-		-
	8,333	$4.20	June 22, 2026	-	-		-
Gerard Rotonda	25,000	$3.75	January 5, 2026	-	-		-
	8,333	$7.47	March 25, 2026	-	-		-
	8,333	$7.47	May 17, 2026	-	-		-
	8,333	$4.20	June 22, 2026	-	-		-
Zhichao Li	-	-	-	-	-		-

(1)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on December 31, 2022, the last business day of the fiscal year ended December 31, 2022 of C$0.465. On such date, none of the options reflected in the table above were in-the-money.

(2)	Calculated based on the closing price of the SV Shares on the TSXV on December 31, 2022, the last business day of the fiscal year ended December 31, 2022 of C$0.465.

(3)	One-third of the RSUs vested in January 2023, and one-third of the RSUs are scheduled to vest in each of January 2024 and January 2025.

The following table sets forth, for each of the directors other than Michel Amar and Alec Amar, the value of all incentive plan awards that vested during the year ended December 31, 2022:

Name(1)	Option-based awards – Value vested during the year (C$)(2)	Share-based awards – Value vested (C$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Adam Rossman	$0	-	-
Gerard Rotonda	$0	-	-
Zhichao Li	-	-	-

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Corporation, is disclosed under the heading “Incentive Plan Awards” hereinabove.

(2)

Based on the number of options that vested during the fiscal year ended December 31, 2022 and calculated based on the difference between the market price of the SV Shares on the TSXV and the exercise price of the options on the vesting date. Any unexercised options may never be in-the-money and may never be exercised and an actual gain, if any, on exercise will depend on the value of the SV Shares on the date of exercise.

Benefits Upon Termination and/or Change of Control

The Corporation is party to executive employment agreements with each of its President, CEO, COO and CFO. See “Employment, Consulting and Management Agreements” above, which sets out the material terms of the contracts therewith, including benefits to such persons upon termination of their employment with the Corporation. Paul Ciullo does not have a written employment agreement with the Corporation providing benefits upon termination as an officer of the Corporation. Adam Rossman, Gerard Rotonda and Zhichao Li do not have employment agreements with the Corporation providing benefits upon termination as a director of the Corporation.

C.	Board Practices

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

The Board is currently comprised of five (5) members, three (3) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Each of Adam Rossman, Gerard Rotonda and Zhichao Li is considered independent within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Michel Amar and Alec Amar are not considered independent directors because they are officers of the Corporation.

The Board functions independently of management. To enhance its ability to act independent of management, the Board may in the future meet in the absence of members of management or may excuse such persons from all or a portion of any meeting where an actual or potential conflict of interest arises or where the Board otherwise determines is appropriate.

Directorships

To the Corporation’s knowledge, none of the directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction.

Nomination of Directors

The Governance and Nominating Committee is responsible for, among other matters, identifying individuals to be nominated as members of the Board. The ultimate decision to appoint individuals to the Board remains with the Board. For further details on the nomination of directors, see “Corporate Governance – Board Committees – Governance and Nomination Committee.”

Compensation

The Compensation Committee is responsible for, among other matters, the establishment of compensation policies and security incentive plans, evaluating the performance and effectiveness of the Board, the performance evaluation of executives and the compensation of executives and directors. For further details on the compensation practices of the Corporation, see “Governance and Nomination Committee” below.

Board Committees

The Board has four standing committees, being the Audit Committee, the Compensation Committee, the Governance and Nomination Committee and the Disclosure Committee.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The current members of the Audit Committee are Gerard Rotonda (Chair), Adam Rossman and Zhichao Li. The members of the Audit Committee were each “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) as of the fiscal year ended December 31, 2022.

Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements.

Compensation Committee

The Compensation Committee assists the Board in its oversight of compensation. The Compensation Committee is comprised of Adam Rossman (Chair), Gerard Rotonda and Alec Amar. Messrs. Rossman and Rotonda are considered “independent” within the meaning of NI 58-101. The Compensation Committee ensures an objective process for determining compensation by providing that a majority of members of the Compensation Committee are considered independent within the meaning of NI 58-101.

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs and determining whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation’s security trading policy restricts directors or Executives from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. To the knowledge of the Corporation, as of the date of hereof, no director or Executive of the Corporation has participated in the purchase of such financial instruments.

Governance and Nomination Committee

The Governance and Nomination Committee identifies individuals qualified to be nominated as members of the Board, develops corporate governance guidelines and principles for the Corporation and assists the Board with the structure and composition of Board committee. The Governance and Nomination Committee is comprised of Adam Rossman (Chair), Michel Amar and Zhichao Li. Mr. Rossman and Ms. Li are considered “independent” within the meaning of NI 58-101. The Governance and Nomination Committee ensures an objective process for determining nomination of directors by providing that a majority of members of the Governance and Nomination Committee are considered independent within the meaning of NI 58-101. The duties of the Governance and Nomination Committee include reviewing the Corporation’s policies, codes and mandates, reviewing the size, composition and candidates of board committees, recommending to the Board the necessary and desirable competencies and skills of directors and annually conduct, review and report to the Board the results of an assessment of the Board’s performance and effectiveness.

Disclosure Committee

The Disclosure Committee is to be comprised of the CEO, a director designated by the Corporation’s Chair of the Board and an independent director designated by the Corporation’s Chair of the Board. The current members of the Disclosure Committee are Michel Amar (Chair), Gerard Rotonda and Adam Rossman.

Assessments

The Board will consider the performance of the directors and committee performance from time to time, as required.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on its board. The Board may consider implementing term limits and other mechanisms of board renewal if and when it determines it is necessary to amend the Corporation’s corporate governance practices. The business of the Corporation is constantly changing as the cryptocurrency industry evolves. Recognizing this, and to ensure optimal governance of the Corporation by the Board, director renewal and replacement is managed in a manner to ensure that the Board can function effectively while enabling new directors to gain a full understanding of the Corporation’s business.

It is intended that each of the directors will hold office until the next annual meeting of Shareholders of the Corporation or until his or her successor is elected or appointed, unless such office is earlier vacated in accordance with the provisions of the Corporation’s governing corporate statute.

Policies Regarding the Representation and Consideration of Women on the Board and Executive Officer Positions

The Board has not adopted a written policy however is committed to promoting diversity within the Corporation. The Governance and Nominating Committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal. The Board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to diversity. Diversity, inclusive of gender, is a key factor in the Corporation’s corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Corporation. The Board has not adopted a formal target regrading women on the Board and in executive officer positions.

Nasdaq Rules; Board Diversity

Corporate Governance

Under Nasdaq rules, a foreign private issuer may follow its home country practice in lieu of certain of Nasdaq’s corporate governance rules. As permitted by Nasdaq rules, we currently follow corporate governance requirements under applicable rules and regulations in Canada, including those promulgated by the TSXV. For a description of the Corporation’s corporate governance practices and the ways in which they differ from Nasdaq rules applicable to U.S. domestic companies listed on Nasdaq, see ITEM 16.G. “Corporate Governance.”

Board Diversity

Nasdaq’s board diversity rule, which was approved by the SEC on August 6, 2021, is a disclosure standard designed to encourage minimum board diversity for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. The director diversity matrix required by Nasdaq Listing Rule 5606 is available on the Corporation’s website, https://www.digihost.ca/, in the “Corporate Governance” section under the “Investors” tab.

D.	Employees

As of December 31, 2022, the Corporation had 15 full-time employees and two consultants. None of the Corporation’s employees are covered by collective bargaining agreements.

Function	Total
Management	6
General and administration	11
Total	17

Location	Total
Canada	6
United States	11
Total	17

E.	Share Ownership and Other Securities

For information regarding the share ownership of the Corporation’s directors and officers, see ITEM 7.A. “Major Shareholders” below. For details regarding the Corporation’s equity incentive plans, see ITEM 6.B. “Long-Term Incentive Plan,” “Stock Option Plan” and “Restricted Share Unit Plan.”

F.	Disclosure of the Corporation’s Action to Recover Erroneously Awarded Compensation.

Not required.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Corporation’s voting securities as of July 13, 2023 by (i) each individual who served as an executive officer and/or director during the fiscal year ended December 31, 2022, individually and as a group, and (ii) each person known by the Corporation to beneficially own more than 5% of the outstanding shares of the Corporation. Unless otherwise indicated, the Corporation believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, except where otherwise noted below, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security, including shares that a person or entity has the right to acquire within 60 days of July 13, 2023, if any, in which case, such shares are considered to be outstanding and to be beneficially owned by the person with such right to acquire additional shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership) but not for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the percentages presented in the table below are based on 28,708,249 SV Shares outstanding as of the date of this Annual Report.

Except as otherwise noted, the business address for each person listed in the table below is 2830 Produce Row, Houston, TX, 77023. A description of the differences between the SV Shares and the PV Shares is included in Exhibit 2(d) attached to this Annual Report. Except with respect to any PV Shares held or beneficially owned by any major shareholder, the Corporation’s major shareholders do not have any different or special voting rights.

Name of Beneficial Owner	SV Shares		Percentage of Outstanding SV Shares	PV Shares		Percentage of Outstanding PV Shares	Percentage of Total Voting Power(1)
Directors and Executive Officers:
Michel Amar	5,232,147	(2)	18.23%	3,333	(3)	100%	20.08%
Alec Amar	294,700		1.03%	-		-	1.00%
Paul Ciullo	58,884	(4)	* %	-		-	* %
Donald Christie	316,666	(5)	1.10%	-		-	1.08%
Gerard Rotonda	99,999	(6)	* %	-		-	* %
Adam Rossman	129,412	(7)	* %	-		-	* %
Zhichao Li	-		0%	-		-	0%
All Directors and Executive Officers as a Group	6,131,808		21.36%	3,333		100%	23.14%
Five Percent Holders:
Bakay Capital Fund, L.P.(7)	1,916,530		6.68%	-		-	6.52%

(1)	Percentage of total voting power represents voting power with respect to all SV Shares and PV Shares, voting as a single class. Each holder of PV Shares is entitled to 200 votes per PV Share, and each holder of SV Shares is entitled to one vote per share of SV Shares on all matters submitted to our stockholders for a vote. As of the date hereof, there were 3,333 PV Shares issued and outstanding.
(2)	Consists of (a) 946,552 SV Shares held by Michel Amar, (b) 626,544 SV Shares held by Bit Mining International LLC (“BMI”), (c) 2,165,889 SV Shares held by Bit.Management, LLC (“Bit.Management”) and (d) 1,493,162 SV Shares held by NYAM, LLC (“NYAM”). Does not include 666,600 SV Shares issuable upon the conversion of 3,333 PV Shares held by NYAM. BMI, Bit.Management and NYAM are each controlled by Mr. Amar, the CEO of the Corporation. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM. Based on information contained in the Schedule 13G filed on February 14, 2022 and the Schedule 13G/A filed on February 14, 2023, (i) the number of SV Shares and PV Shares held by BMI, Bit.Management and NYAM, respectively, was unchanged from the dates of those filings through the reference date for this table, and (ii) as of the dates of such filings, respectively, Mr. Amar held 518,333 SV Shares (excluding 608,332 SV Shares issuable upon the exercise of options held by Mr. Amar) and 648,277 SV Shares (excluding restricted stock units held by Mr. Amar that are subject to vesting), which, together with the SV Shares and PV Shares held by BMI, Bit.Management and NYAM, represented approximately 23.2% and 18.03% of the issued and outstanding SV Shares and PV Shares of the Corporation as of the dates of such filings. As of the fiscal year ended December 31, 2020, (i) the number of SV Shares and PV Shares beneficially held by BMI, Bit.Management and NYAM, respectively, was unchanged from such date through the reference date for the table above, and (ii) Mr. Amar held nil shares directly (excluding 83,333 SV Shares issuable upon the exercise of options held by Mr. Amar, as adjusted to reflect the Consolidation), which, together with the SV Shares and PV Shares held by BMI, Bit.Management and NYAM, represented approximately 30.97% of the issued and outstanding SV Shares and PV Shares of the Corporation as of such date. The preceding calculations as of December 31, 2020 are based on (i) a total of 13,357,887 SV Shares outstanding, (ii) 666,600 SV Shares issuable upon the conversion of 3,333 PV Shares held by NYAM and (iii) 83,333 SV Shares issuable upon the exercise of options held by Mr. Amar, each as adjusted to reflect the Consolidation.

(3)	Consists of 3,333 PV Shares are held by NYAM.
(4)	Consists of (a) 30,885 SV Shares held by Paul Ciullo and (b) 27,999 options to acquire SV Shares exercisable within 60 days.
(5)	Consists of (a) 108,333 SV Shares held by Donald Christie and (b) 208,333 options to acquire SV Shares exercisable within 60 days.
(6)	Consists of 99,999 options to acquire SV Shares exercisable within 60 days.
(7)	Consists of (a) 21,413 SV Shares held by Adam Rossman and (b) 107,999 options to acquire SV Shares exercisable within 60 days.
(8)	Based upon information contained in the Schedule 13G/A filed on February 14, 2023 by Bakay Capital Fund, L.P. Such securities are held by certain investment vehicles controlled and/or managed by Bakay Capital Fund, L.P. or its affiliates (collectively, “Bakay”). The address for Bakay Capital Fund, L.P. is 888 Prospect Street, Suite 200, La Jolla, CA 92037. Based on information contained in the Schedule 13G filed on December 27, 2021 and the Schedule 13G/A filed on February 14, 2022, Bakay held 1,295,510 SV Shares and 1,483,180 SV Shares, respectively, as of such filings, which constituted approximately 5.2% and 5.9% of the issued and outstanding SV Shares of the Corporation as of the dates of such filings.

*	Less than one percent (1%).

U.S. Share Ownership

As of July 10, 2023, there were a total of 52 holders of record of our SV Shares and one holder of record of our PV Shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our SV Shares are held in broker “street name.” As of July 10, 2023, U.S. holders of record held approximately 21.97% of our outstanding SV Shares and 100% of our outstanding PV Shares.

Control of Corporation

The Corporation is a publicly traded British Columbia corporation, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of the Corporation.

B.	Related Party Transactions

On February 5, 2023, Digihost entered into a loan agreement (the “Loan Agreement”) with Doge Capital LLC, a company owned and controlled by Michel Amar and Alec Amar (the “Lenders”). Pursuant to the Loan Agreement, the Lenders agreed to make available to Digihost an amortizing loan in the amount of 30 Bitcoins (the “Loan”), and Digihost agreed to repay the Lenders 36 Bitcoins as full repayment of the Loan. Pursuant to the terms of the Loan Agreement, Digihost agreed to pay the Lenders 3 Bitcoins per month for 12 consecutive months, with the first payment being due on March 31, 2023.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Corporation’s financial statements are stated in United States dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements as required under ITEM 17. “Financial Statements” are attached hereto and found immediately following the text of this Annual Report on Form 20-F. The audit report of Raymond Chabot Grant Thornton LLP, independent registered public accounting firm, is included herein immediately preceding the consolidated financial statements.

Legal Proceedings

The Corporation is not currently a party to any actual or pending legal proceedings or regulatory actions which would materially affect the Corporation, nor is the Corporation currently contemplating any legal proceedings, which are material to its business or of which any of its assets are likely to be subject. Furthermore, the Corporation is not aware of any such proceeding known to be contemplated or threatened which would materially affect the Corporation.

Dividend Policy

It is not expected that the Corporation will declare any dividends for the foreseeable future. The Corporation will have no restrictions on paying dividends, but, if the Corporation generates earnings in the foreseeable future, it is expected that they will be retained to finance growth, if any. The Board will determine if and when dividends should be declared and paid in the future based upon the Corporation’s financial position at the relevant time. Holders of SV Shares and PV Shares (on an as-converted basis) are entitled to an equal share in any dividends declared and paid on the SV Shares and PV Shares (on an as-converted basis).

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Corporation’s SV Shares trade on the TSXV and on Nasdaq, in each case, under the ticker symbol “DGHI.”

B.	Plan of Distribution

Not required.

C.	Markets

Please refer to ITEM 9.A. “The Offer and Listing.”

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

A copy of our Articles of Incorporation, as amended from time to time (the “Articles”), is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this Item is set forth in Exhibit 2(d) to this Annual Report on Form 20-F and is incorporated herein by reference.

C.	Material Contracts

1.	On December 21, 2021, one of the Corporation’s subsidiaries entered into a lease agreement with East Delavan Property, LLC (“East Delavan”), pursuant to which the Corporation leases certain land and buildings located at the 1001 East Delavan facility in Buffalo, New York in order to conduct a portion of its mining operations. The Buffalo Facility Lease Agreement has a term of 99 years for a one-time, upfront rental payment of US$2,300,000.

2.	The energy contract dated February 6, 2018 between EnergyMark and Bit.Management, LLC (the “Energy Contract”) was assigned by Bit.Management, LLC to Digihost (the “Buyer” under the Energy Contract, as the context requires) prior to completion of the RTO. EnergyMark is the provider of power under the contract. There is no cap to the amount of power that the Buyer can purchase under the contract. For all quantities of power used by the Buyer, the price that the Buyer shall pay EnergyMark per kWh shall be a price which is updated every hour, the “NYISO Zone-A Real-Time Price,” plus US$0.001/kWh. Pursuant to the terms of the Energy Contract, the Buyer has the option to request a “forward price” for all or any portion of the power that the Buyer will purchase under the contract for the upcoming month and for any subsequent months, and the Buyer’s request shall designate the fixed quantity of power that the Buyer shall purchase at a fixed price agreed to by the Buyer and EnergyMark. The Corporation has not requested a “forward price” at this time and the price paid is a variable rate based off the above noted “NYISO Zone-A Real-Time Price.”

3.	For a description of the Loan Facility and the private placements completed by the Corporation, see ITEM 4.A. “History and Development of the Corporation.”

4.	For a description of the ATM Agreement and the ATM Program, see the section entitled “At-the-Market Offering” under ITEM 5.A “Operating Results.”

5.	For a description of the various compensatory arrangements between the Corporation and its executive officers and directors, see ITEM 6.B. “Compensation.”

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Corporation’s securities, except as discussed in ITEM 10.E. “Taxation” below.

E.	Taxation

The following summary discusses certain Canadian and U.S. federal income tax considerations related to the holding and disposition of SV Shares as of the date hereof but does not purport to be a comprehensive description of the tax considerations that may bear on a decision to invest in SV Shares.

Certain Material Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), generally applicable to a holder who acquires, as beneficial owner, SV Shares and who, for the purposes of the Tax Act and at all relevant times, (i) holds SV Shares as capital property and (ii) deals at arm’s length and is not affiliated with the Corporation and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, SV Shares will be considered to be capital property to a Holder, provided the Holder does not hold SV Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the SV Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution,” as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution,” as defined in the Tax Act, (iii) of an interest which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the SV Shares, or (vi) that receives dividends on SV Shares under or as part of a “dividend rental arrangement,” as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in SV Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident person or a group of non-resident persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring SV Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the SV Shares must be converted into Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their SV Shares as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property for the taxation year of the election and in all subsequent taxation years. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the SV Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Corporation designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Corporation to designate any particular dividend as an “eligible dividend.”

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income for that taxation year, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the SV Shares in a year to the extent such dividends are deductible in computing its taxable income for the year.

Disposition of SV Shares

A Resident Holder who disposes, or is deemed to dispose, of a SV Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such SV Shares, as the case may be, immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of a SV Share will be determined by averaging the cost of that SV Share with the adjusted cost base (determined immediately before the acquisition of the SV Share) of all other SV Shares held as capital property at that time by the Resident Holder. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses.”

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an SV Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns SV Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold SV Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders,” and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of SV Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a SV Share unless such SV Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the SV Shares are listed on a “designated stock exchange,” as defined in the Tax Act (which currently includes the TSXV and Nasdaq) at the time of disposition, the SV Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the SV Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties,” “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the SV Shares may be deemed to be taxable Canadian property. Non-Resident Holders should consult their own tax advisors as to whether their SV Shares constitute the taxable Canadian property in their particular circumstances.

Even if the SV Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such SV Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a SV Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “Certain Canadian Federal Income Tax Considerations - Taxation of Resident Holders – Capital Gains and Capital Losses” above will generally be applicable to such disposition. Non-Resident Holders who may hold SV Shares as taxable Canadian property should consult their own tax advisors

Certain Material U.S. Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of SV Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase SV Shares and hold such SV Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold SV Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the United States dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. estate or gift tax considerations, the alternative minimum tax, the net investment income tax or any state or local or non-U.S. tax consequences. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of legal counsel with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of SV Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of SV Shares, the U.S. federal income tax consequences relating to an investment in the SV Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires SV Shares is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of SV Shares.

Persons considering an investment in SV Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of SV Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income,” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We currently do not expect to be a PFIC for our current and future taxable years. However, because our PFIC status for any taxable year can be determined only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any future taxable year. If we were a PFIC in any taxable year during which a U.S. Holder owns SV Shares, such U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the SV Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the SV Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for SV Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, would be added to the tax. If we were a PFIC for any year during which a U.S. Holder holds SV Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the SV Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the SV Shares.

If we were to be a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution rules if such U.S. Holder makes a valid “mark-to-market” election for our SV Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our SV Shares will be marketable stock (as is currently the case) if they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of SV Shares held at the end of such taxable year over the adjusted tax basis of such SV Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such SV Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in SV Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of SV Shares in any taxable year in which we were a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election would not apply to SV Shares for any taxable year during which we were not a PFIC, but would remain in effect with respect to any subsequent taxable year in which we became a PFIC. Such election would not apply to any non-U.S. subsidiaries. We currently do not have any non-U.S. subsidiaries.

The tax consequences that would apply if we were to be a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. At this time we do not intend to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election would not be available if we were to be a PFIC.

As discussed below under “Certain U.S. Federal Income Tax Considerations – Distributions,” notwithstanding any election made with respect to the SV Shares, if we were to be a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the SV Shares would not qualify for reduced income tax rates.

If we were to be a PFIC for any taxable year during which a U.S. Holder owned any SV Shares, the U.S. Holder would generally be required to file annual reports with the IRS. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules in their ownership of SV Shares.

Distributions

Subject to the discussion above under “Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to SV Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s SV Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s SV Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition of the SV Shares (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on SV Shares that are treated as dividends generally will constitute foreign source income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. We believe that, subject to the discussion above under “Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Consequences,” dividends paid on SV Shares may be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that such U.S. Holders satisfy certain conditions, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non- corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of SV Shares

Subject to the discussion above under “Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of SV Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the SV Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the SV Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of SV Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than United States dollars will be included by each U.S. Holder in income in a United States dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into United States dollars at that time. If the foreign currency is converted into United States dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are generally required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of SV Shares, as well as any foreign currency gain, may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of SV Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of SV Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our SV Shares. U.S. Holders should also be aware that if we were to be a PFIC, they will generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the SV Shares and their particular situations.

EACH INVESTOR OR POTENTIAL INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE U.S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN SV SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not required.

G.	Statements by Experts

Not required.

H.	Documents on Display

We file or furnish reports and other information with the Securities and Exchange Commission (“SEC”). You may obtain copies of our filings with the SEC by accessing the SEC’s website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing the website www.sedar.com. The Corporation also makes available on its website, https://www.digihost.ca/, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on or accessible through the websites referenced herein is not part of and is not incorporated by reference into this Annual Report, and the inclusion of website addresses in this Annual Report is only for reference.

I.	Subsidiary information

Not required.

J.	Annual Report to Security Holders

Not required.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Short-term investments bear interest at fixed rates, and as such, are subject to interest rate risk resulting from changes in fair value from market fluctuations in interest rates. The Corporation does not depend on interest from its investments to fund its operations.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the U.S. and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Corporation is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $303,593.

The following table shows exchange rates, from CAD to USD, for the year ended December 31, 2022:

Period	High (1)	Low (1)	Average (2)
December 2022	0.7466	0.7285	0.7350
November 2022	0.7561	0.7242	0.7446
October 2022	0.7410	0.7155	0.7292
September 2022	0.7704	0.7285	0.7511
August 2022	0.7841	0.7627	0.7739
July 2022	0.7798	0.7665	0.7727
June 2022	0.7974	0.7672	0.7805
May 2022	0.7906	0.7669	0.7781
April 2022	0.8031	0.7795	0.7920
March 2022	0.8019	0.7772	0.7901
February 2022	0.7888	0.7793	0.7864
January 2022	0.8017	0.7830	0.7927

(1)	Bank of Canada monthly average rates
(2)	Bank of Canada daily closing average rates

Market Risk

Market risk arises from the possibility that changes in market prices will affect the value of the financial instruments of the Corporation. The Corporation is exposed to fair value fluctuations on its cash equivalents. The Corporation’s other financial instruments (cash and accounts payable and accrued liabilities) are not subject to market risk, due to the short-term nature of these instruments. The Corporation manages market risk through its investment policy where surplus funds are only invested in a manner that will provide the optimal blend of investment returns and principal protection while meeting its daily cash flow and liquidity demands.

ITEM 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not required.

D.	American Depositary Shares

Not required.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

14.E. Use of Proceeds

The Corporation filed a Canadian short form base shelf prospectus, dated February 23, 2022 (the “Base Shelf Prospectus”), and a U.S. registration statement on Form F-10 (the “Registration Statement”) (File No. 333-263255), which includes the Base Shelf Prospectus. The Registration Statement was declared effective by the SEC on March 3, 2022.

At-the-Market Offering

On March 4, 2022, the Corporation announced that it had entered into an ATM Agreement with H.C. Wainwright & Co., LLC. Pursuant to the ATM Agreement, the Corporation and H.C. Wainwright & Co., LLC implemented an ATM Program, under which H.C. Wainwright & Co., LLC can issue and sell from time to time such number of SV Shares having an aggregate offering price of up to US$250 million. H.C. Wainwright & Co., LLC is entitled to a cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Program in connection with its services thereunder. The Corporation has used, and intends to use in the future, the net proceeds of the ATM Program to support the growth and development of the Corporation’s existing mining operations as well as for working capital and general corporate purposes and to repay outstanding indebtedness from time to time.

The offer and sale of the SV Shares under the ATM Program is made by means of a prospectus supplement dated March 4, 2022 (the “Prospectus Supplement” and, together with the Base Shelf Prospectus, the “Prospectus”) to the Registration Statement. The Prospectus has been filed with the applicable provincial regulatory authorities in Canada and the SEC.

From the commencement of the ATM Program through December 31, 2022, the Corporation issued 2,100 SV Shares at an average share price of $1.1757 under the ATM Program. In connection with such sales of the SV Shares under the ATM Program, the Corporation received gross proceeds of $2,469 and net proceeds of $2,139, after paying commissions of $74 to H.C. Wainwright & Co., LLC and incurring $256 of other transaction fees.

Subsequent to December 31, 2022 through the date of this Annual Report, the Corporation issued 386,463 SV Shares at an average share price of $1.8147 under the ATM Program. In connection with such sales of the SV Shares under the ATM Program, the Corporation received gross proceeds of $701,316 and net proceeds of $673,856, after paying commissions of $21,039 to H.C. Wainwright & Co., LLC and incurring $6,421 of other transaction fees.

No payments for expenses incurred in connection with the ATM Program were made directly or indirectly to (i) any of the Corporation’s officers, members of the Board, or their associates, (ii) any persons owning 10% or more of any class of the Corporation’s equity securities or (iii) any of the Corporation’s affiliates.

ITEM 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Corporation carried out an evaluation, under the supervision of the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Corporation’s principal executive officer and principal financial officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management of the Corporation, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Corporation’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, has determined that the Corporation’s internal control over financial reporting was effective as of December 31, 2022.

(c)	Attestation Report of Registered Public Accounting Firm

Under the Jumpstart Our Business Startups Act, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Corporation qualifies as an “emerging growth company” and, therefore, has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

(d)	Changes in Internal Controls over Financial Reporting

Management has not identified any change in the Corporation’s internal control over financial reporting that occurred during the fiscal year ending December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

The Board has determined that Gerard Rotonda qualifies as an “audit committee financial expert” (as such term is defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and Rule 5605(c)(2)(A) of the Nasdaq Listing Rules). Mr. Rotonda is considered independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Listing Rule 5605(a)(2) of the Nasdaq Stock Market Rules). Please refer to ITEM 6.A. “Directors, Senior Management and Employees” for further details regarding Mr. Rotonda’s relevant experience.

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

ITEM 16B. Code of Ethics

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to directors, officers and employees of, and consultants to, the Corporation. The Code is available on the Corporation’s website, https://www.digihost.ca/, in the “Corporate Governance” section under the “Investors” tab. We will disclose on our website any amendment to, or waiver from, a provision of the Code that our applies to our employees, officers or directors as required by applicable securities rules and regulations. During the year ended December 31, 2022, the Corporation did not waive or implicitly waive any provision of the Code with respect to any of the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C. Principal Accountant Fees and Services Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Raymond Chabot Grant Thornton LLP.

(in U.S. dollars)	Year Ended December 31, 2022		Year Ended December 31, 2021
Audit Fees(1)		$237,382		$240,000
Audit-Related Fees		$120,014	$	nil
Tax Fees		$40,336		$20,000
All Other Fees	$	nil		$23,602
Total Fees Paid		$397,732		$283,602

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

The audit committee pre-approves all audit and non-audit services to be provided to the Corporation by its independent registered public accounting firm. The audit committee sets forth its pre-approval and/or confirmation of services authorized by the audit committee in the minutes of its meetings. All services provided to us by our independent registered public accounting firm in 2022 and 2021 were pre-approved by the audit committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of Equity Securities by the Corporation

Period	Total Number of SV Shares Purchased	Average Price Paid per SV Share (C$)	Total Number of SV Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of SV Shares that May Yet Be Purchased Under the Plans or Programs
January 2022	-	-	-	-
February 2022	-	-	-	-
March 2022	-	-	-	-
April 2022	-	-	-	-
May 2022	30,000	2.33	30,000	1,189,762
June 2022	135,200	1.86	165,200	1,054,562
July 2022	-	-	-	1,054,562
August 2022	-	-	-	1,054,562
September 2022	-	-	-	1,054,562
October 2022	-	-	-	1,054,562
November 2022	-	-	-	1,054,562
December 2022	-	-	-	1,054,562

On May 19, 2022, the Corporation announced that it had received approval to undertake, at the Corporation’s discretion, an NCIB program in Canada to purchase up to 1,219,762 of its SV Shares for cancellation. The NCIB program commenced on May 25, 2022 and expired on May 25, 2023. The NCIB was commenced due to the fact that, from time to time, the Corporation may consider that the market price of its SV Shares does not accurately reflect the underlying value of the Corporation’s business. On August 16, 2022, the Corporation announced that it suspended the NCIB until further notice.

ITEM 16F. Change in Registrant’s Certifying Accountants

Not applicable.

ITEM 16G. Corporate Governance

A Nasdaq-listed foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies whose securities are listed on Nasdaq. As required by Nasdaq Listing Rule 5615(a)(3), included below is a summary of each requirement of the Nasdaq Stock Market Rules that the Corporation does not follow and describes the home country practice it follows in lieu of such requirements.

Meeting of Board of Directors

Nasdaq Listing Rule 5605(b)(2) requires that “Independent Directors” (as defined by Nasdaq) must have regularly scheduled meetings at which only such “Independent Directors” are present. The Corporation does not have mandated meetings of its independent directors. However, its independent directors hold meetings without management present as deemed necessary from time to time. The Corporation’s Governance and Nomination Committee Charter and Compensation Committee Charter provide the Chair of each of the Governance and Nomination Committee and the Compensation Committee must be an independent director, and a majority of each of those committees’ members must be independent as well.

Content of Compensation Committee Charter

Nasdaq Listing Rule 5605(d)(1) requires that the formal written compensation committee charter of an issuer specify that the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee only after taking into consideration the specific factors enumerated in Nasdaq Listing Rule 5605(d)(3)(D). The Corporation’s Compensation Committee Charter provides the Compensation Committee the authority to retain, at the Corporation’s expense, independent legal, financial and other advisors, consultants and experts to assist the Compensation Committee in fulfilling its duties and responsibilities and does not require the Compensation Committee to first consider the factors enumerated in Nasdaq Listing Rule 5605(d)(3)(D).

Nomination Committee Composition

Under Nasdaq Listing Rule 5605(e), director nominees must either be selected, or recommended for a board of directors’ selection, either by: (i) Independent Directors constituting a majority of the board’s independent directors in a vote in which only Independent Directors participate; or (ii) a nominees committee comprised solely of Independent Directors. The Corporation’s Governance and Nomination Committee Charter provides that the Board will appoint at least three (3) directors to the Corporation’s Governance and Nomination Committee, a majority of which will meet the criteria for independence as established by applicable laws and the rules of stock exchanges upon which the Corporation’s securities are listed.

Proxy Solicitations

Under Nasdaq Listing Rule 5620(b), a listed company that is not a limited partnership must solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.

Shareholder Meeting Quorum Requirement

Nasdaq Listing Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common voting shares. The Corporation follows the requirements under applicable Canadian corporate law with respect to quorum requirements, which allow the Corporation to specify a quorum requirement in its by-laws. Pursuant to the Corporation’s by-laws, a quorum for any meeting of shareholders is two holders of shares entitled to vote at a meeting of shareholders, whether present in person or represented by proxy, who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

Shareholder Approval Requirements

Nasdaq Listing Rule 5635 requires that shareholder approval be required for the Corporation to issue securities in connection with certain events, such as the acquisition of shares or assets of another company, a change in control of the company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and the issuance of convertible notes. Neither Canadian securities laws nor Canadian corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transactions are structured in a way that requires shareholder approval under the Canada Business Corporations Act, or where the TSX Venture Exchange requires the shareholder approval for the establishment of or amendments to equity-based compensation plans, in which case, the Corporation intends to follow its home country requirements.

ITEM 16H. Mine Safety Disclosure

Not required.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Not required.

PART III

ITEM 17. Financial Statements

The Corporation’s consolidated financial statements are stated in United States dollars and are prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The consolidated financial statements required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report on Form 20-F and are incorporated by reference herein. The audit report of Raymond Chabot Grant Thornton LLP, independent registered public accounting firm, is included herein immediately preceding the audited consolidated financial statements.

a.	Audited Financial Statements — for the years ended December 31, 2022, 2021 and 2020 and as of December 31, 2022, 2021 and 2020

ITEM 18. Financial Statements

The Corporation has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Articles of Incorporation of Chortle Capital Corp.
1.2	Certificate of Change of Name to Hashchain Technology Inc.
1.3	Notice of Articles
1.4	Certificate of Change of Name to Digihost Technology Inc.
1.5	Notice of Articles
1.6	Notice of Articles
2(d)	Description of Securities
4.1	ATM Agreement (incorporated by reference to Exhibit 99.1 to the Corporation’s Current Report on Form 6-K filed on March 4, 2022)
4.2	Form of Employment Agreement
4.3	Digihost Technology Inc. Stock Option Plan
4.4	Digihost Technology Inc. Restricted Share Unit Incentive Plan
4.5	Base Contract for the Sale of Energy Supply, dated as of February 6, 2018, by and between Bit Management LLC / NYAM, LLC and EnergyMark, LLC
4.6	Securities Purchase Agreement, dated as of March 11, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto
4.7	Form of Common Shares Purchase Warrant, dated March 16, 2021
4.8	Securities Purchase Agreement, dated as of April 6, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto
4.9	Form of Common Shares Purchase Warrant, dated April 9, 2021
4.10	Securities Purchase Agreement, dated as of June 15, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto
4.11	Form of Common Shares Purchase Warrant, dated June 18, 2021
4.12	Lease Agreement, dated as of December 21, 2021, by and between East Delavan Property, LLC and DGX Holding, LLC
4.13	Securities Purchase Agreement, dated as of March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto
4.14	Form of Warrant Cancellation Agreement, dated March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto
4.15	Form of Common Shares Purchase Warrant, dated March 9, 2022
4.16	Form of Pre-Funded Common Shares Purchase Warrant, dated March 9, 2022
4.17	Loan Agreement, dated as of February 5, 2023, by and between Digihost International, Inc. and Doge Capital LLC
8.1	List of Subsidiaries
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Raymond Chabot Grant Thornton LLP, independent registered accounting firm
101. INS(*)	Inline XBRL Instance Document
101.SCH(*)	Inline XBRL Taxonomy Extension Schema Linkbase Document
101. AL(*)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(*)	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(*)	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE(*)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document)

(*)	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DIGIHOST TECHNOLOGY INC.

/s/ Michel Amar
Michel Amar
Chief Executive Officer

Date: July 14, 2023

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
of Digihost Technology Inc.

Opinion on the financial Statements

We have audited the accompanying consolidated statements of financial position of Digihost Technology Inc. (the “Company”) as of December 31, 2022, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company did not generate positive cashflows from its operations since its incorporation and the current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RAYMOND CHABOT GRANT THORNTON LLP

We have served as the Company’s auditor since 2020.

Montréal, Canada
July 13, 2023

Name: Raymond Chabot Grant Thornton LLP

Location: Montreal, Canada

Firm ID: 1232

DIGIHOST TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020
		(Restated) (Note 25)
ASSETS
Current assets
Cash	$1,850,622	$915,715	$31,250
Digital currencies (note 3)	2,800,657	33,491,986	4,508,042
Amounts receivable and prepaid expenses (note 4)	1,234,175	1,808,304	12,622
Loan receivable	-	-	141,552
Income tax receivable	244,399	-	-
Total current assets	6,129,853	36,216,005	4,693,466

Property, plant and equipment (note 5)	41,811,233	38,142,107	6,497,634
Right-of-use assets (note 6)	2,538,447	2,078,599	2,413,720
Intangible asset (note 7)	1,314,028	1,443,260	1,572,500
Goodwill (note 8)	-	1,346,904	1,342,281
Promissory note receivable (note 9)	806,000	800,000	-
Total assets	$52,599,561	$80,026,875	$16,519,601

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,345,175	$2,272,850	$920,914
Amount owing to Northern Data, NY LLC (notes 3 and 5)	322,099	2,940,412	-
Lease liabilities (note 10)	99,957	-	111,672
Income tax payable	-	305,601
Loans payable	-	-	2,010,172
Mortgage payable (note 12)	488,062	-	-
Total current liabilities	3,255,293	5,518,863	3,042,758

Deposits payable	511,000	1,788,500	-
Lease liabilities (note 10)	447,514	-	2,434,488
Mortgage payable (note 12)	389,065	-
Loans payable	-	-	532,911
Deferred tax liability	-	2,514,743	65,638
Warrant liabilities (note 13)	821,697	31,943,365
Total liabilities	5,424,569	41,765,471	6,075,795

Shareholders’ equity Share capital (note 14)	39,602,634	31,423,095	12,541,038
Contributed surplus	15,675,828	11,844,581	1,267,551
Cumulative translation adjustment	(3,491,583)	167,068	118,162
Digital currency revaluation reserve	-	3,706,624	1,982,501
Deficit	(4,611,887)	(8,879,964)	(5,465,446)
Total shareholders’ equity	47,174,992	38,261,404	10,443,806
Total liabilities and shareholders’ equity	$52,599,561	$80,026,875	$16,519,601

Nature of operations (note 1)

Approved on behalf of the Board:

“Michel Amar,” Director

“Adam Rossman,” Director

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Comprehensive Income

(Expressed in United States Dollars)

	Year Ended December 31,
	2022	2021	2020
		(Restated) (Note 25)
Revenue from digital currency mining (note 3)	$24,190,060	$24,952,344	$3,553,362
Cost of digital currency mining
Cost of power	(14,537,261)	(5,835,227)	(4,163,007)
Other production costs	(3,223,525)	(1,237,537)	-
Depreciation and amortization	(10,709,108)	(3,281,143)	(3,387,043)
Miner lease and hosting agreement (note 3)	(2,517,503)	(3,469,287)	-
Gross profit (loss)	(6,797,337)	11,129,150	(3,996,688)

Expenses
Office and administrative expenses	(3,074,423)	(1,182,258)	(233,227)
Professional fees	(1,745,613)	(1,496,418)	(229,573)
Regulatory fees	(235,445)	(162,681)	(77,827)
Gain on sale of property, plant and equipment	1,140,658	1,552,295	-
Loss on settlement of debt	(294,306)	(390,290)	-
Foreign exchange gain	3,972,705	358,985	-
Gain (loss) on sale of digital currencies (note 3)	(11,574,330)	290,948	62,799
Loss on digital currency option calls	(1,950,000)	-	-
Other (expense) income	(50,834)	98,443	44,068
Change in fair value of amount owing for Miner Lease Agreement	1,693,088	528,875	-
Insurance proceeds	-	-	109,900
Share based compensation (note 16)	(3,296,238)	(7,804,271)	(1,247,551)
Loss on revaluation of digital currencies (note 3)	(3,256,530)	-	-
Impairment of goodwill (note 8)	(1,260,783)	-	-
Impairment of data miners (note 5)	(1,556,000)	-	-
Operating (loss) income	(28,285,388)	2,922,778	(5,568,099)
Revaluation of warrant liabilities (note 13)	32,010,637	1,551,013	-
Net financial expenses (note 20)	(238,204)	(332,814)	(258,427)
Private placements issuance costs	(695,170)	(4,973,051)	-
Net income (loss) before income taxes	2,791,875	(832,074)	(5,826,526)
Income tax expense	-	(127,340)	-
Deferred tax recovery (expense)	1,537,467	(2,173,279)	635,813
Net income (loss) for the year	4,329,342	(3,132,693)	(5,190,713)

Other comprehensive income (loss)
Items that will be reclassified to net income Foreign currency translation adjustment	(3,658,651)	48,906	118,162

Items that will not be reclassified to net income Revaluation of digital currencies, net of tax	(3,706,624)	1,724,123	1,982,501
Total comprehensive loss for the year	$(3,035,933)	$(1,359,664)	$(3,090,050)

Basic income (loss) per share (note 17)	$0.16	$(0.14)	$(0.44)
Diluted income (loss) per share (note 17)	$0.16	$(0.14)	$(0.44)

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Year Ended December 31,
	2022	2021	2020
		(Restated)
Operating activities
Net income (loss) for the year	$4,329,342	$(3,132,693)	$(5,190,713)
Adjustments for:
Digital currencies items (note 19)	15,528,972	(21,774,005)	(1,824,090)
Gain on sale of property, plant and equipment	(1,140,658)	(1,552,295)	-
Depreciation of right-of-use assets	142,324	198,291	174,388
Depreciation and amortization	10,657,144	3,082,852	3,212,655
Interest on lease liabilities	58,014	236,680	216,435
Change in fair value of amount owing to Northern Data	(1,693,088)	(528,875)	-
Share based compensation	3,296,238	7,804,271	-
Change in warrant liability	(32,010,637)	(1,551,013)	-
Share issuance cost	695,170	4,973,051	1,247,551
Loss on settlement of debt	294,306	390,290	-
Change in fair value of promissory note receivable	(6,000)	-	-
Impairment of goodwill	1,260,783	-	-
Impairment of data miners	1,556,000	-	-
Income tax expense	-	127,340	-
Deferred tax (recovery) expense	(1,537,467)	2,173,279	(635,813)
Foreign exchange gain	(3,660,296)	(333,148)	63,464
Working capital items (note 19)	(1,181,046)	1,026,381	486,266
Net cash used in operating activities	(3,410,899)	(8,859,594)	(2,249,857)

Investing activities
Purchase of property, plant and equipment	(14,685,038)	(33,924,780)	(1,154,260)
Net funds for loan receivable	-	-	(113,917)
Proceeds from sale of property, plant and equipment	795,000	-	-
Acquisition of digital currency option calls	(623,000)	-	-
Promissory note receivable	-	(800,000)	-
Net cash used in investing activities	(14,513,038)	(34,724,780)	(1,268,177)

Financing activities
Proceeds from private placement, net of costs	8,314,269	50,218,093	(39,335)
Proceeds from pre-funded warrants	1,029,600	-	-
Repayment of mortgage	(133,500)	-	-
Repurchase of shares	(255,525)	(599,997)	20
Proceeds from loans payable	10,000,000	1,473,495	2,543,083
Repayment of loans payable	-	(3,975,083)	-
Lease payments	(96,000)	(2,647,669)	(258,381)

Net cash provided by financing activities	18,858,844	44,468,839	2,245,347

Net change in cash	934,907	884,465	(1,272,687)
Cash, beginning of year	915,715	31,250	1,303,937

Cash, end of year	$1,850,622	$915,715	$31,250

Supplemental information
Interest paid	$238,204	$117,697	$18,114

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in United States Dollars)

	Number of shares (note 14)			Cumulative Digital currency
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Translation Adjustment	Digital currency revaluation reserve	Deficit	Total
Balance, December 31, 2019	2,176,805	-	$20	$-	$-	$-	$(274,733)	$(274,713)
Issuance of Old Digihost shares for transfer of lease and property and equipment and intangibles (note 14(b)(ii))	-	-	5,480,000	-	-	-	-	5,480,000
Cancellation of founder shares (note 14(b)(iii))	-	-	(20)	-	-	-	-	(20)
Shares issued pursuant to reverse takeover transaction (note 14(b)(iv))	9,940,000	-	2,957,458	-	-	-	-	2,957,458
Private placement	1,864,162	-	4,044,431	20,000	-	-	-	4,064,431
Share exchange for proportionate voting shares (note 14(b)(i))	(666,666)	3,333	-	-	-	-	-	-
Shares issued as payment for accounts payable	43,537	-	59,149	-	-	-	-	59,149
Share based compensation	-	-	-	1,247,551	-	-	-	1,247,551
Transaction with owners	13,357,838	3,333	12,541,038	1,267,551	-	-	(274,733)	13,533,856
Foreign currency translation adjustment	-	-	-	-	118,162	-	-	118,162
Revaluation of digital currencies, net of tax	-	-	-	-	-	1,982,501	-	1,982,501
Net loss for the year	-	-	-	-	-	-	(5,190,713)	(5,190,713)
Total comprehensive loss for the year	-	-	-	-	118,162	1,982,501	(5,190,713)	(3,090,050)
Balance, December 31, 2020	13,357,838	3,333	$12,541,038	$1,267,551	$118,162	$1,982,501	$(5,465,446)	$10,443,806
Private placements (note 14(b)(viii)(ix)(x)(xi)(xii))	11,555,674	-	21,175,816	-	-	-	-	21,175,816
Cost of issue - cash (note 14(b)(x)(xi)(xii))	-	-	(1,729,158)	-	-	-	-	(1,729,158)
Cost of issue - broker warrants (note 14(b)(ix)(x)(xi)(xii))	-	-	(963,548)	2,827,528	-	-	-	1,863,980
Shares issued as payment for accounts payable (note 14(b)(vii))(xiii))	82,803	-	345,055	-	-	-	-	345,055
Shares cancelled (note 14(b)(vi))	(164,533)	-	(319,040)	-	-	-	(281,825)	(600,865)
Shares issued as commission (note 14(b)(xii))	49,383	-	-	-	-	-	-	-
Shares issued for exercise of stock options	75,000	-	372,932	(181,953)	-	-	-	190,979
Share based compensation	-	-	-	7,804,271	-	-	-	7,804,271
Excess tax benefit on exercised stock options	-	-	-	56,702	-	-	-	56,702
Excess tax benefit on outstanding stock options	-	-	-	70,482	-	-	-	70,482
Transaction with owners	24,956,165	3,333	31,423,095	11,844,581	118,162	1,982,501	(5,747,271)	39,621,068
Foreign currency translation adjustment	-	-	-	-	48,906	-	-	48,906
Revaluation of digital currencies, net of tax	-	-	-	-	-	1,724,123	-	1,724,123
Net loss for the year	-	-	-	-	-	-	(3,132,693)	(3,132,693)
Total comprehensive loss for the year	-	-	-	-	48,906	1,724,123	(3,132,693)	(1,359,664)
Balance, December 31, 2021 (restated)	24,956,165	3,333	$31,423,095	$11,844,581	$167,068	$3,706,624	$(8,879,964)	$38,261,404
Private placements (note 14(b)(xiv))	2,729,748	-	15,255,979	-	-	-	-	15,255,979
Cost of issue - cash	-	-	(547,307)	-	-	-	-	(547,307)
Cost of issue - broker warrants	-	-	(270,978)	535,009	-	-	-	264,031
Warrant liabilities	-	-	(7,007,643)	-	-	-	-	(7,007,643)
Shares repurchased (note 14(b)(xv))	(165,200)	-	(194,260)	-	-	-	(61,265)	(255,525)
Shares issued for cash	2,100	-	2,469	-	-	-	-	2,469
Shares issued for exercise of pre-funded warrants	300,000	-	927,463	-	-	-	-	927,463
Share based compensation	-	-	-	3,296,238	-	-	-	3,296,238
Shares issued to settle payable (note 14(b)(xvi))	19,391	-	13,816	-	-	-	-	13,816
Transaction with owners	27,842,204	3,333	39,602,634	15,675,828	167,068	3,706,624	(8,941,229)	50,210,925
Foreign currency translation adjustment	-	-	-	-	(3,658,651)	-	-	(3,658,651)
Revaluation of digital currencies, net of tax	-	-	-	-	-	(3,706,624)	-	(3,706,624)
Net income for the year	-	-	-	-	-	-	4,329,342	4,329,342
Total comprehensive loss for the year	-	-	-	-	(3,658,651)	(3,706,624)	4,329,342	(3,035,933)
Balance, December 31, 2022	27,842,204	3,333	$39,602,634	$15,675,828	$(3,491,583)	$-	$(4,611,887)	$47,174,992

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

1.	Nature of operations and going concern

Digihost Technology Inc. (the “Company” or “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., and DGX Holding, LLC (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

These consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on July 14, 2023.

Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

As at December 31, 2022, the Company has a working capital of $2,874,560 (2021 - $30,697,142, 2020 - $1,650,708) and did not generate positive cashflows from its operations since its incorporation. The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These material uncertainties may cast significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS issued effective for the Company’s reporting for the year ended December 31, 2022.

(b)	Statement of presentation

The Company’s consolidated financial statements have been prepared on an accrual basis and under the historical cost basis.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiaries: Digihost International, Inc. and DGX Holdings, LLC. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All intercompany transactions and balances have been eliminated upon consolidation.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(d)	Functional and presentation currency

These financial statements are presented in United States dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. and DGX Holding, LLC is the United States dollars. All financial information is expressed in United States dollars, unless otherwise stated.

(e)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to the respective functional currency at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(f)	Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining.” As consideration for these services, the Company receives digital currency from each specific cryptocurrency mining pool in which it participates. Revenue is measured based on the fair value of the digital currencies received. The fair value is determined using the spot price of the digital currencies on the date of receipt. Digital currencies are considered earned on the completion and addition of a block to the blockchain, at which time the economic benefit is received and can be reliably measured.

(g)	Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on CoinMarketCap. CoinMarketCap is a pricing aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(h)	Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Amortization method	Amortization period
Data miners	Straight-line	12 - 36 months
Equipment	Straight-line	36 and 120 months
Leasehold improvement	Straight-line	120 months
Powerplant in use	Straight-line	480 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal year in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

(i)	Intangible assets

Intangible assets are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. The right of use of an electric power facility is depreciated over 13 years.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss.

Amortization of intangible assets has been included in depreciation and amortization in the consolidated statement of comprehensive loss.

(j)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment, right of use assets and intangible assets when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis. Cash generating units to which goodwill has been allocated are tested for impairment annually.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. With the exception of goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(k)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

°	Leases of low value assets; and

°	Leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

°	Amounts expected to be payable under any residual value guarantee;

°	The exercise price of any purchase option granted if it is reasonable certain to assess that option; and

°	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

°	Lease payments made at or before commencement of the lease;

°	Initial direct costs incurred; and

°	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(l)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(m)	Financial instruments

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The primary measurement categories for financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) and fair value through profit and loss (“FVTPL”).

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition. The Company does not have any financial assets categorized as FVTOCI.

●	Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent “solely payments of principal and interest.” After initial recognition, these are measured at amortized cost using the effective interest rate method. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash and amounts receivables are classified as financial assets and measured at amortized cost.

Revenues from these financial assets are recognized in financial revenues, if any.

●	FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transactions costs expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recorded in the consolidated statements of comprehensive income in the period in which they arise. The Company’s promissory note receivable is classified as a financial asset and measured at FVTPL.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s accounts payable and accrued liabilities (excluding salaries payable), mortgage payable and deposit payable are classified as measured at amortized cost.

The Company’s amount owing to Northern Data and warrant liabilities are classified as measured at FVTPL with gains and losses recognized in profit and loss.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred.

Expected Credit Loss Impairment Model

The Company uses the single expected credit loss impairment model, which is based on changes in credit quality since initial application.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Fair Value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

●	Level 3 – inputs for the assets or liability that are not based on observable market data (unobservable inputs).

(n)	Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus includes the value of warrants classified as equity and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficit includes all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(o)	Share-based compensation

The granting of stock options and RSUs to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The fair values of the RSUs are determined by the quoted market price of the Company’s common shares at date of grant. The expense for stock options and RSUs that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

(p)	Loss per share

The Company presents basic and diluted loss per share data for its subordinate voting shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of subordinate voting shares and proportionate voting shares outstanding during the period. Diluted loss per share is determined by adjusting the weighted average number of subordinate voting shares and proportionate voting shares outstanding to assume conversion of all dilutive potential subordinate voting shares. Diluted loss per share equals basic loss per share given the anti-dilutive options and warrants for 2021.

(q)	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

(r)	Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are measured at their acquisition-date fair values.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(s)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. Deferred tax liabilities are always provided for in full.

Changes in deferred tax assets or deferred tax liabilities are recognized as revenues or expense in profit and loss, unless they relate to items that were recognized directly in equity, in which case the related deferred taxes are also recognized in equity.

(t)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

(u)	Critical accounting judgments, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgments

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining.” As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re-measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgment in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

(iii)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax-related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

Significant estimates

(i)	Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(ii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 3) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iii)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU to which goodwill has been allocated. The value in use calculation requires management to estimate future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are described in note 8.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable. The value in use is categorized as Level 3 in the fair value hierarchy described under IFRS 13, Fair Value Measurement, as one or more key assumption used is based on unobservable data requiring the use of judgment.

(iv)	Data miners valuation

Impairment of data miners was estimated based on the recoverable amount of mining equipment based on current market prices and hash rate power per miner type. The recoverable amount represents the higher value between an asset’s fair value less costs to sell and its value in use. Hash rate power refers to the computational power of the mining equipment, which directly affects the mining efficiency and potential revenue generation. As the market prices for mining equipment and hash rate power can vary significantly over time, these factors are considered in estimating the recoverable amount of the assets. The current market prices for mining equipment are obtained from various sources, including manufacturers, distributors, and marketplaces for used equipment. Management reviews and compares these prices regularly to ensure the accuracy and relevance of the data.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

3.	Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020
Bitcoin	$1,842,177	$29,770,994	$4,508,042
Ethereum	958,480	3,720,992	-
	$2,800,657	$33,491,986	$4,508,042

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2019	-	-	-	-	-
Bitcoin mined	335	$3,553,362	-	$-	$-
Bitcoin traded for cash	(181)	(1,792,071)	-	-	-
Gain on sale of bitcoin	-	62,799	-	-	-
Revaluation adjustment	-	2,683,952	-	-	-
Balance, December 31, 2020	154	$4,508,042	-	$-	$4,508,042
Bitcoin mined(2)	519	24,952,344	-	-	24,952,344
Received from sale of property, plant and equipment	24	1,347,977	63	204,318	1,552,295
Received from private placement	1	47,671	-	-	47,671
Acquisition (disposal) of digital currencies	(66)	(3,347,790)	974	3,347,034	(756)
Acquisition of property, plant and equipment	-	-	(36)	(163,942)	(163,942)
Gain on sale of digital currencies	-	235,067	-	55,881	290,948
Revaluation adjustment(1)	-	2,027,683	-	277,701	2,305,384
		$29,770,99		$3,720,99	$33,491,98
Balance, December 31, 2021	632	4	1,001	2	6
Bitcoin mined for Digihost(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property, plant and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies traded for cash	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	$1,842,177	801	$958,480	$2,800,657

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at December 31, 2022, the prices of Bitcoin and Ethereum were $16,548 (2021 - $47,117, 2020 - $29,002) and $1,197 (2021 - $3,718, 2020 - $738), respectively resulting in total revaluation loss of $8,010,913. The Company recorded $3,706,624 of the loss in other comprehensive loss, net of taxes of $1,047,759, and the remaining loss of $3,256,530 was recorded on the statement of comprehensive income.

(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. As at December 31, 2022, the Company must remit 19 Bitcoin (2021 - 62 Bitcoin) with a value of $322,099 (2021 - $2,940,412, 2020 - $0) which is presented in the current liabilities.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

4.	Amounts receivable and prepaid expenses

	As at December 31,	As at December 31,	As at December 31,
	2022	2021	2020
Prepaid insurance and deposits	$741,350	$709,575	$-
Receivable from Northern Data	492,825	911,200	-
Other receivable	-	187,529	161,919
	$1,234,175	$1,808,304	$161,919

5.	Property, plant and equipment

	Land	Data miners	Equipment and other	Leasehold improvement	Powerplant in progress	Powerplant in use	Total
Cost
December 31, 2019	$-	$-	$-	$-	$-	$-	$-
Additions		3,558,280	2,760,000	1,040,000			7,358,280
Acquired from RTO	-	2,244,509	-	-	-	-	-
December 31, 2020	$-	$5,802,789	$2,760,000	$1,040,000	$-	$-	$9,602,789
Additions	-	26,845,831 (1)	603,324	-	7,148,920	-	34,598,075
Disposal	-	(990,517)	-	-	-	-	(990,517)
December 31, 2021	-	31,658,103	3,363,324	1,040,000	7,148,920	-	43,210,347
Additions	1,007,010	-	7,669,386	39,542	7,037,100	-	15,753,038
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
Transfer asset in use	-	-	(439,381)	-	(3,218,685)	3,658,066	-
December 31, 2022	$1,007,010	$30,404,111	$10,593,329	$1,079,542	$10,967,335	$3,658,066	$57,709,393
Accumulated depreciation
December 31, 2020	$-	$2,538,211	$479,888	$87,056	$-	$-	$3,105,155
Depreciation	-	2,272,602	577,000	104,000	-	-	2,953,602
Disposal	-	(990,517)	-	-	-	-	(990,517)
December 31, 2021	-	3,820,296	1,056,888	191,056	-	-	5,068,240
Depreciation	-	8,815,246	591,329	105,208	-	1,016,129	10,527,912
Impairment	-	1,556,000	-	-	-	-	1,556,000
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
December 31, 2022	$-	$12,937,550	$1,648,217	$296,264	$-	$1,016,129	$15,898,160
Net carrying value
As at December 31, 2021	$-	$27,837,807	$2,306,436	$848,944	$7,148,920	$-	$38,142,107
As at December 31, 2022	$1,007,010	$17,466,561	$8,945,112	$783,278	$10,967,335	$2,641,937	$41,811,233

(1)	Included in this total are 10,000 high performance Bitcoin miners sourced from Northern Data AG per a definitive purchase agreement entered into on May 12, 2021.

The Company tested its data miners as at December 31, 2022. The recoverable amount of the data miners was determined based on the higher of the value in use and fair value less costs of disposal calculation, based on specific judgment and assumptions. The fair value less costs to sell determined the recoverable amount. As a result, the Company recorded an impairment charge over its data miners of $1,556,000. The impairment was based on an assessment of the performance of the data miners in relation to prevailing replacement costs and the downturn of the prices of the Company’s digital currencies.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

6.	Right-of-use assets

	As at December 31,	As at December 31,	As at December 31,
	2022	2021	2020
Balance, beginning of period	$2,078,599	$2,413,720	$-
Additions(2)(3)	602,172	-	2,588,107
Depreciation	(142,324)	(198,291)	(174,387)
Modification of lease(1)	-	(136,830)	-
Balance, end of period	$2,538,447	$2,078,599	$2,413,720

(1)	On December 31, 2021, the Company entered into a 99 year lease for the 1001 East Delavan facility in exchange for a one time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. This right-of-use asset is depreciated over 40 years. The lease for this right-of-use assets has been modified because of the prepayment as the Company has acquired the premises under a long-term lease.

(2)	In April 2022, the Company entered into a lease for its head office for a term of 5 years.

(3)	On February 14, 2020, prior to the closing of the RTO Transaction, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) sold to the Company leasehold improvements and equipment and transferred and assigned the lease of the 1001 East Delavan facility. As consideration, the transaction resulted in an increase in right of use assets and liabilities of $2,588,107. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.

7.	Intangible asset

Intangible asset relates to the right-of-use of an electric power facility.

	As at	As at	As at
	December 31,	December 31,	December 31,
	2022	2021	2020
Balance, beginning of period	$1,443,260	$1,572,500	$-
Addition at cost	-	-	1,680,000
Amortization	(129,232)	(129,240)	(107,500)
Balance, end of period	$1,314,028	$1,443,260	$1,572,500

8.	Goodwill

	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020
Balance, beginning of period	$1,346,904	$1,342,281	$-
RTO Transaction			1,289,906
Impairment	(1,260,783)	-	-
Foreign currency translation	(86,121)	4,623	52,375
Balance, end of period	$-	$1,346,904	$1,342,281

For the realization of its annual impairment test for 2022, management determined the recoverable amount as the value in use. The significant assumptions used in determining value in use are:

°	Monthly Bitcoin price average growth rate of 2.2%
°	Difficulty monthly growth rate of 2.8%
°	Terminal annual growth rate of 2.5%
°	Discount rate 20% - 22%

An impairment of $1,260,783 was taken on goodwill. The assumptions used were based on the Company’s internal forecasts. The Company projected revenue, working capital, capital expenditures and expenses for a period of five years. The Company has also performed a sensitivity analysis on key assumptions which indicated that reasonable changes will not have a material impact.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

In 2021, management has determined the recoverable amount as the fair value less costs to sell. The fair value is derived from the market capitalization of the Company as December 31, 2021 and management determined that the fair value less cost of sales, was higher than the carrying value of the CGU. Following this analysis, management has determined that no impairment was necessary.

For these tests, the Company allocates all of its goodwill to a single CGU, the Company as a whole, since this is the lowest level at which goodwill is monitored for internal purposes.

9.	Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (the “Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with interest payments every calendar quarter. The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Note is secured by the assets of the issuer.

10.	Lease liabilities

The continuity of the lease liabilities are presented in the table below:

	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020
Balance, beginning of period	$-	$2,546,160	$-
Additions(2)(3)	602,172	-	2,588,107
Interest	41,299	236,680	216,434
Lease payments	(96,000)	(2,647,669)	(258,381)
Modification of lease(1)	-	(135,171)	-
Balance, end of period	$547,471	$-	$2,546,160
Current portion	$99,957	$-	$111,672
Non-current portion	447,514	-	2,434,488
Total lease liabilities	$547,471	$-	$2,546,160

(1)	On December 31, 2021, the Company entered into a 99-year lease for the 1001 East Delavan facility in exchange for a one-time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. Refer to note 6.

(2)	In April 2022, the Company entered into a lease for its head office for a term of 5 years. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.

(3)	On February 14, 2020, prior to the closing of the RTO Transaction, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) sold to the Company leasehold improvements and equipment and transferred and assigned the lease of the 1001 East Delavan facility. As consideration, the transaction resulted in an increase in right of use assets and liabilities of $2,588,107. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2022
Less than one year	$146,880
One to five years	521,635
Total undiscounted lease obligations	$668,515

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

11.	Loans payable

	As at December 31,	As at December 31,	As at December 31,
	2022	2021	2020
Balance, beginning of the period	$-	$2,543,083	$-
New loans(1)	10,000,000	1,432,000	2,543,083
Repayment of loans	(10,000,000)	(3,975,083)	-
Balance, end of the period	$-	$-	$2,543,083

(1)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility had a one-year committed term and an interest rate of 7.5% per annum.

12.	Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matures in September 2024. The mortgage is secured by the powerplant in progress with a net book value of $2,651,500.

	As at December 31,	As at December 31,	As at December 31,
	2022	2021	2020
Balance, beginning of period	$-	$-	$-
Additions	993,912	-	-
Interest	16,715	-	-
Payments	(133,500)	-	-
Balance, end of period	$877,127	$-	$-
Current portion	$488,062	$-	$-
Non-current portion	389,065	-	-
Total mortgage payable	$877,127	$-	$-

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2022
Less than one year	$534,000
One to five years	400,500
Total undiscounted mortgage obligations	$934,500

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

13.	Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the period ending December 31, 2022, 2021 and 2020:

	Number of warrants	Amount
Balance, December, 2019	-	-
Issued	36,858	193,505
Expired	(36,858)	193,505
Balance, December, 2020	-	$-
Warrants issued	9,098,514	33,989,639
Revaluation of warrant liabilities	-	(1,551,013)
Foreign currency translation	-	(495,261)

Balance, December, 2021	9,098,514	$31,943,365
Warrants issued	3,029,748	7,007,643
Warrants cancelled (note 14(b)(ix))	(3,029,748)	(5,887,840)
Pre-funded warrants issued (note 14(b)(ix))	300,000	927,463
Pre-funded warrants exercised (note 14(b)(ix))	(300,000)	(927,463)
Revaluation of warrant liabilities	-	(32,010,637)
Foreign currency translation	-	(230,834)
Balance, December 31, 2022	9,098,514	$821,697

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	Issued in 2022	As at December 31, 2022	Issued in 2021	As at December 31, 2021
Spot price (in CAD$)	$3.78	$0.47	$6.04	$5.97
Risk-free interest rate	1.62%	4.07%	0.66%	1.03%
Expected annual volatility	145%	143%	139%	147%
Expected life (years)	3.50	2.01	3.43	2.72
Dividend	nil	nil	nil	nil

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2022:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2021:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	3,121,099	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	3,894,081	7.11
	9,098,514	7.64

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2020:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
August 14, 2021	36,858	5.25
	36,858	5.25

14.	Share capital

a) Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b) Subordinate voting shares and proportionate voting shares issued

Year ended December 31, 2020

(i) In 2019, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,064,431 (CAD$5,395,338) from the sale of 1,827,304 common share subscription receipts at a price of CAD$2.88, with each common share subscription receipt exchangeable for one common share of Digihost, and 36,858 unit subscription receipts at a price of CAD$3.60 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one subordinate voting share and one subordinate voting share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one subordinate voting share at a price of CAD$5.25 with expiry date August 14, 2021. The proceeds were received prior to December 31, 2020 and were recorded as subscription liability. In February 2020, prior to the closing of the RTO transaction, the subscription receipts were exchanged for 1,864,162 common shares of Digihost and then exchanged for 1,864,162 subordinate voting shares of the Company. The grant date fair value of the 36,858 warrants was estimated as $20,000. In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 666,666 subordinate voting shares of Digihost owned by the CEO and director of Digihost for 3,333 proportionate voting shares.

(ii) On February 14, 2020, prior to the closing of the RTO Transaction, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the “Sellers”, all companies controlled by the CEO of Digihost) sold to the Company leasehold improvements and equipment and transferred and assigned the lease of the 1001 East Delavan facility. As consideration, Digihost issued 164,000 common shares. These transactions resulted in increases in equipment of $2,760,000, leasehold improvements of $1,040,000, intangible assets of $1,680,000 and right of use assets and lease liabilities of $2,588,107 for a total of $5,480,000 recorded in share capital.

(iii) On February 14, 2020, the Company cancelled the 20 founder shares of Old Digihost.

(iv) On February 14, 2020, there was a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, HashChain acquired all the issued and outstanding shares of Old Digihost in exchange for 9,940,000 subordinate voting shares of the Company. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse acquisition transaction under which Old Digihost is identified as the accounting acquirer. The common shares issued were valued based on the HashChain closing price of CAD$0.60 on the TSXV on February 14, 2020 (Fair value of 6,530,560 subordinate voting shares of HashChain $2,957,458)

(v) On February 14, 2020, the Company issued 43,537 subordinate voting shares as settlement of payables of $59,149.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(vi) On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 667,894 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid was terminated on December 10, 2021. As at December 31, 2021, the Company repurchased and cancelled 164,533 subordinate voting shares for a total repurchase price of $600,865.

Year ended December 31, 2021

(vii) On February 9, 2021, the Company issued 66,667 subordinate voting shares to settle a debt of $40,000 with two third-party creditors.

(viii) On January 8, 2021, the Company closed a non-brokered private placement for 116,625 subordinate voting shares for CAD$2.43 for gross proceeds of $220,551 (CAD$283,400).

(ix) On February 18, 2021, the Company closed a non-brokered private placement financing for 1,646,090 subordinate voting shares for CAD$2.43 for gross proceeds of $3,124,018 (CAD$4,000,000). In connection with the private placement, the Company will pay a commission of 49,383 shares to third-party advisors.

(x) On March 16, 2021, the Company closed a non-brokered private placement financing for 3,121,099 units for CAD$8.01 per unit for gross proceeds of $19,985,611 (CAD$25 million). 3,121,099 subordinate voting shares of the Company and warrants to purchase 3,121,099 subordinate voting shares were issued. The warrants have an exercise price of CAD$9.42 per subordinate voting share and exercise period of three years from the issuance date. A fair value of $14,214,397 was assigned to the warrants.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commission and expenses totaling $1,978,303 and 249,688 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$10.01 at any time for a period of three years from the issuance date. The broker warrants were assigned a fair value of $1,124,704 for total issuance costs of $3,103,007 of which $2,197,403 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

The grant date fair value of $1,124,704 for the 249,688 broker warrants was determined using the Black-Scholes pricing model and the following assumptions and inputs: share price of CAD$7.71; exercise price of CAD$10.01; expected dividend yield of 0%; expected volatility of 235% which is based on comparable companies; risk-free interest rate of 0.53%; and an expected average life of three years.

(xi) On April 9, 2021, the Company closed a non-brokered private placement financing for 3,894,081 units for CAD$6.42 per unit for gross proceeds of $19,748,795 (CAD$25 million). 3,894,081 subordinate voting shares of the Company and warrants to purchase 3,894,081 subordinate voting shares were issued. The warrants have an exercise price of CAD$7.11 per subordinate voting share and exercise period of four years from the issuance date. A fair value of $14,205,769 was assigned to the warrants.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commission and expenses totaling $1,695,460 and 311,526 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$8.025 at any time for a period of four years from the issuance date. The broker warrants were assigned a fair value of $1,121,763 for total issuance costs of $2,817,223 of which $2,008,069 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

The fair value of $1,121,763 was estimated using the following assumptions and inputs: share price of CAD$5.49; exercise price of CAD$8.025; expected dividend yield of 0%; expected volatility of 143% which is based on comparable companies; risk-free interest rate of 0.77%; and an expected average life of four years.

(xii) On June 18, 2021, the Company closed a non-brokered private placement financing for 2,777,779 units for CAD$5.40 per unit for gross proceeds of $12,025,016 (CAD$15 million). 2,777,779 subordinate voting shares of the Company and warrants to purchase 2,083,334 subordinate voting shares were issued. The warrants have an exercise price of CAD$5.97 per subordinate voting share and exercise period of three years from the issuance date. A fair value of $5,569,473 was assigned to the warrants.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commission and expenses totaling $1,164,466 and 222,222 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.75 at any time for a period of three years from the issuance date. The broker warrants were assigned a fair value of $581,060 for total issuance costs of $1,664,562 of which $767,579 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

The fair value of $581,060 was estimated using the following assumptions and inputs: share price of CAD$4.56; exercise price of CAD$6.75; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 0.63%; and an expected average life of three years.

(xiii) On November 30, 2021, the Company issued 16,136 subordinate voting shares (valued at $40,000) to settle a debt of $40,000 with a third-party creditor.

Year ended December 31, 2022

(xiv) On March 9, 2022, the Company closed a private placement with a single institutional investor, for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (“Pre-Funded Warrants”) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross cash proceeds of $10,424,453 (CAD$13,330,861) and the cancellation of warrants. The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. A fair value of $7,007,643 was assigned to the warrants. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at amortized cost. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 and initial issuance costs was then accounted as an increase in share capital of $927,463.

In connection with the private placement, the investor has agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 16, 2021, expiring on March 16, 2024, and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 9, 2021, expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above mentioned private placement and was accounted for as an increase in share capital of $5,887,616 for total proceeds from the private placement of $15,255,979.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commission and expenses totaling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date. The broker warrants were assigned a fair value of $535,009 for total issuance costs of $1,615,593 of which $695,170 is recorded in net income as the cost of issuance of the warrants classified as liabilities and $102,138 in reduction of the Pre-Funded Warrants.

The grant date fair value of $535,009 for the 242,380 broker warrants was determined using the Black-Scholes pricing model and the following assumptions and inputs: share price of CAD$3.78; exercise price of CAD$6.25; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 1.62%; and an expected average life of three and one-half years.

(xv) During May 2022, the Company received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation. As at December 31, 2022, the Company repurchased 165,200 subordinate voting shares for a total repurchase price of $255,525.

(xvi) On November 1, 2022, the Company issued 19,391 subordinate voting shares (valued at $13,816) to settle a debt of $92,825 with a creditor.

15.	Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2019	-	-
Issued	36,858	5.25
Balance, December 31, 2020	36,858	5.25
Issued (note 14(b)(v)(vi)(vii))	783,436	8.30
Expired	(36,858)	5.25
Balance, December 31, 2021	783,436	8.30
Issued (note 14(b)(ix))	242,380	6.25
Balance, December 31, 2022	1,025,816	7.81

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

The following table reflects the warrants issued and outstanding as of December 31, 2022:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	1.21	March 16, 2024(1)
222,222	6.75	1.47	June 18, 2024(1)
311,526	8.025	2.27	April 9, 2025(1)
242,380	6.25	2.69	September 9, 2025(1)
1,025,816	7.81	1.94

The following table reflects the warrants issued and outstanding as of December 31, 2021:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	2.21	March 16, 2024(1)
222,222	6.75	2.47	June 18, 2024(1)
311,526	8.025	3.27	April 9, 2025(1)
783,436	8.30	2.71

The following table reflects the warrants issued and outstanding as of December 31, 2020:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
36,858	5.25	0.87	August 14, 2021
36,858	5.25	0.87

(1)	Broker warrants.

16.	Options and restricted share units

(a)	Options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2019	-	-
Granted	625,000	2.88
Balance, December 31, 2020	625,000	2.88
Granted (i)(ii)(iii)(iv)(v)	1,823,497	6.03
Exercised(1)	(75,000)	3.17
Expired / cancelled	(28,332)	6.09
Balance, December 31, 2021	2,345,165	5.28
Expired / cancelled	(1,153,331)	5.46
Balance, December 31, 2022	1,191,834	5.11

(1)	The market price on the date of exercise was CAD$8.88.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(i)  On January 5, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 550,164 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$3.75 and expire on January 5, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$2.76 per option was estimated for the 550,164 stock options on the date of grant with the following assumptions and inputs: share price of CAD$3.03; exercise price of CAD$3.75; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.39%; and an expected average life of five years.

(ii)   On February 24, 2021, the Company granted stock options to consultants of the Company to acquire an aggregate of 50,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$13.92 and expire on February 24, 2026. The stock options vested immediately.

A value of CAD$12.78 per option was estimated for the 50,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$13.92; exercise price of CAD$13.92; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.73%; and an expected average life of five years.

(iii) On March 26, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 533,333 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.47 and expire on March 25, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$6.87 per option was estimated for the 533,333 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.47; exercise price of CAD$7.47; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.90%; and an expected average life of five years.

(iv)    On May 17, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 430,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.35 and expire on May 17, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$6.09 per option was estimated for the 430,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.86; exercise price of CAD$7.35; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

(v)   On June 22, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 260,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$4.20 and expire on June 22, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$3.06 per option was estimated for the 260,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$4.02; exercise price of CAD$4.20; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

The underlying expected volatility of all option grants was determined by reference to historical data of comparable companies share price over the expected stock option life.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

For the year ended December 31, 2022, the Company recorded share based compensation expense for these stock options of $nil (year ended December 31, 2021 - $7,804,271, year ended December 31, 2020 - $1,247,551).

The following table reflects the stock options issued and outstanding as of December 31, 2022:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	2.13	408,334	408,334	-
January 5, 2026	3.75	3.02	258,498	258,498	-
February 24, 2026	13.92	3.16	50,000	50,000	-
March 25, 2026	7.47	3.23	233,334	233,334	-
May 17, 2026	7.35	3.38	155,000	155,000	-
June 22, 2026	4.20	3.48	86,668	86,668	-
	5.11	2.84	1,191,834	1,191,834	-

The following table reflects the stock options issued and outstanding as of December 31, 2021:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	3.13	575,000	575,000	-
January 5, 2026	3.75	4.02	525,164	525,164	-
February 24, 2026	13.92	4.15	50,000	50,000	-
March 25, 2026	7.47	4.23	525,000	525,000	-
May 17, 2026	7.35	4.38	421,667	421,667	-
June 22, 2026	4.20	4.48	248,334	248,334	-
	5.28	4.96	2,345,165	2,345,165	-

The following table reflects the stock options issued and outstanding as of December 31, 2020:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	0.96	4.38	625,000	625,000	-
	0.96	4.38	625,000	625,000	-

The Company has an RSU plan whereby there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

(b)	Share units

The following table reflects the continuity of RSUs for the periods ended December 31, 2022, 2021 and 2020:

Number of RSUs
Balance, December 31, 2020 and December 31, 2021	-
Granted	1,449,250
Cancelled	(10,000)
Balance, December 31, 2022	1,439,250

During the year ended December 31, 2022, the Company granted 1,449,250 RSUs to officers, directors, employees and advisors. These RSUs vest third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $5,725,262.

For the year ended December 31, 2022, the Company recorded share-based compensation expense for these RSUs of $3,296,238 (year ended December 31, 2021 - $nil, year ended December 31, 2020 - $nil).

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

17.	Income (loss) per share

	Year Ended December 31,
	2022	2021	2020
Net income (loss) for the year	$4,329,342	$(3,132,693)	$(5,190,713)
Net income (loss) per share - basic	$0.16	$(0.14)	$(0.44)
Net income (loss) per share - diluted	$0.16	$(0.14)	$(0.44)
Weighted average number of shares outstanding - basic	27,227,284	21,781,806	11,715,524
Weighted average number of shares outstanding - diluted	27,227,284	21,781,806	11,715,524

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

18.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Year Ended December 31,
	2022	2021	2020
Professional fees (1)	$307,534	$91,249	$40,491
Salaries (1)	833,717	144,231	-
Share based compensation (2)	3,092,012	6,016,173	1,047,943
	$4,233,263	$6,251,653	$1,088,434

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share based compensation for officers and directors.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

19.	Cash flow supplemental information

	Year Ended December 31,
	2022	2021	2020
Digital currencies items
Digital currencies mined	$(24,190,060)	$(24,952,344)	$(3,553,362)
Acquisition of digital currencies	(3,932,000)	-	-
Miner lease and hosting	9,768,179	3,469,287	-
Loss on digital currency option calls	1,950,000	-	-
Services paid in digital currencies	739,024	-	-
Loss (gain) on sale of digital currencies	11,574,330	(290,948)	(62,799)
Interest paid in digital currencies	216,329	-	-
Digital currencies traded for cash	16,016,280	-	-
Loss on revaluation of digital currencies	3,386,890	-	-
	$15,528,972	$(21,774,005)	$(3,616,161)
Working capital items
Amounts receivable and prepaid expenses	$574,129	$(1,604,703)	(275,294)
Accounts payable and accrued liabilities	72,325	842,584	761,560
Income tax payable	(550,000)	-	-
Deposit payable	(1,277,500)	1,788,500	-
	$(1,181,046)	$1,026,381	$486,266

20.	Additional information on the nature of comprehensive income (loss) components

	Year Ended December 31,
	2022	2021	2020
Expenses for employee benefits
Operating and maintenance costs	$444,400	$528,658	$182,628
Professional fees	307,534	91,249	40,491
Share based compensation	3,296,238	7,804,271	1,247,551
	$4,048,172	$8,424,178	$1,460,670
Net financial expenses
Interest on loans	$238,204	$96,134	$41,992
Interest on lease liabilities	16,074	236,680	216,435
	$254,278	$332,814	$258,427

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

21.	Segmented reporting

The Company has one operating segment being cryptocurrency mining located in the United States. The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at December 31, 2022	Canada	United States	Total
Current assets	$29,372	$6,100,481	$6,129,853
Non-current assets	-	46,469,708	46,469,708
Total assets	$29,372	$52,570,189	$52,599,561

As at December 31, 2021	Canada	United States	Total
Current assets	$179,396	$36,036,609	$36,216,005
Non-current assets	1,346,904	42,463,966	43,810,870
Total assets	$1,526,300	$78,500,575	$80,026,875

As at December 31, 2020	Canada	United States	Total
Current assets	$-	$4,693,466	$4,693,466
Non-current assets	1,342,281	10,483,854	11,826,135
Total assets	$1,342,281	$15,177,320	$16,519,601

22.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2020.

23.	Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable, accounts payable and accrued liabilities, mortgage payable and deposit payable approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm’s length third parties, the fair values of these payables are measured using relevant market input (Level 3). The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Promissory note receivable is due from an arm’s length third party, the fair value of this note are measured using relevant market input (Level 3). Digital currencies and amount owing to Northern Data are measured at fair value using the quoted price on CoinMarketCap (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 13).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Corporation’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

As at December 31, 2022	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value
Accounts payable and accrued liabilities	$2,345,175	$-	$-	$-	$2,345,175	$2,345,175
Amount owing to Northern Data	322,099	-	-	-	322,099	322,099
Deposit payable	-	511,000	-	-	511,000	511,000
Lease liabilities	146,880	307,111	214,524	-	668,515	668,515
Mortgage payable	534,000	400,500	-	-	934,500	934,500
	$3,348,154	$1,218,611	$214,524	$-	$4,781,289	$4,781,289

As at December 31, 2021	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value
Accounts payable and accrued liabilities	$2,272,850	$-	$-	$-	$2,272,850	$2,272,850
Amount owing to Northern Data	2,940,412	-	-	-	2,940,412	2,940,412
Deposit payable	-	1,788,500	-	-	1,788,500	1,788,500
	$5,213,262	$1,788,500	$-	$-	$7,001,762	$7,001,762

As at December 31, 2020	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value
Accounts payable and accrued liabilities	$920,914				$920,914	$920,914
Loan payable	2,146,231	570,933	$-	$-	2,717,164	2,543,083
	$3,067,145	$570,933	$-	$-	$3,638,078	$3,463,997

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

The Company’s functional and presentation currency is the U.S. dollar. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at December 31, 2022, 2021 and 2020, the foreign currency risk was considered minimal.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin and Ethereum.

At December 31, 2022, had the market price of the Company’s holdings of Bitcoin and Ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $280,066 (2021 - $3,055,157, 2020 - $450,804).

24.	Income taxes

(a)	Provision for income taxes

	Year Ended December 31,
	2022	2021	2020
		(Restated)

Income before income taxes	$2,791,875	$(832,074)	$(5,826,526)
Combined statutory income tax rate	26.14%	27.00%	27.00%
Income tax benefit at the statutory tax rate	729,657	(224,660)	(1,573,162)
Non-deductible expenses	15,626	273,784	119,543
Revaluation of warrant liabilities	(8,365,980)	(418,774)	-
Foreign exchange gain	(593,325)	-	-
Share based compensation	-	1,304,058	336,839
Tax asset recognized			(71,801)
Impairment of goodwill	329,506	-	-
Effect of lower tax rate of subsidiary	-	(103,388)	-
Temporary difference unrecognized	-	-	532,589
Other	59,931	126,874	1,497
Change in unrecognized deferred tax asset	6,287,118	1,342,725	18,682
Deferred Income tax (recovery) provision	$(1,537,467)	$2,300,619	$(635,813)

Current income taxes in the income statement	$-	$127,340	$-
Composition of deferred income taxes in the income statement
Inception and reversal of temporary differences	$(7,824,585)	$2,089,839	$(1,168,402)
Prior period adjustment	-	83,440
Change in unrecognized deferred tax asset	6,287,118	-	532,589
Deferred Income tax (recovery) provision	$(1,537,467)	$2,173,279	$(635,813)
Total income tax expense (recovery) for the year	$(1,537,467)	$2,300,619	$(635,813)

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

(b)	Deferred income tax

Movement of deferred income tax in 2022

	January 1,	Profit or	Other Comprehensive		December 31,
	2022	loss	Income	Equity	2022

Property, plant and equipment	$(1,781,767)	$(3,249,116)	$-	$-	$(5,030,883)
Right of use assets	(543,242)	(120,181)	-	-	(663,423)
Digital currencies	(1,047,759)	1,186,091	1,047,758	-	1,186,090
Lease liabilities	-	143,082	-	-	143,082
Stock based compensation	709,474	(638,992)	-	(70,482)	-
Non-capital losses	148,551	4,216,583	-	-	4,365,134
Non-capital losses - Canada	-	593,325	-	-	593,325
Unrealized foreign exchange gain - Canada	-	(593,325)	-	-	(593,325)
Total	$(2,514,743)	$1,537,467	$1,047,758	$(70,482)	$-

Movement of deferred income tax in 2021

	January 1,	Profit or	Other Comprehensive		December 31,
	2021	loss	Income	Equity	2021
Property, plant and equipment	$(755,431)	$(1,026,336)	$-	$-	$(1,781,767)
Right of use assets	(630,826)	87,584	-	-	(543,242)
Digital currencies	(701,451)	-	(346,308)	-	(1,047,759)
Lease liabilities	665,439	(665,439)	-	-	-
Stock based compensation	-	637,673	-	71,801	709,474
Non-capital losses	1,356,631	(1,208,080)	-	-	148,551
Total	$(65,638)	$(2,174,598)	$(346,308)	$71,801	$(2,514,743)

Movement of deferred income tax in 2020

	January 1,	Profit or	Other Comprehensive		December 31,
	2021	loss	Income	Equity	2021
Property, plant and equipment	-	$(755,431)	$-	$-	$(755,431)
Right of use assets	-	(630,826)	-	-	(630,826)
Digital currencies	-	-	(701,451)	-	(701,451)
Lease liabilities	-	665,439	-	-	665,439
Non-capital losses	-	1,356,631	-	-	1,356,631
Total		635,813	(701,451)		(65,638)

As at December 31, 2022, 2021 and 2020, deductible timing differences available for which the Company has not recognized deferred tax asset are as follows:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2022	2021	2020
Share issue costs	$6,042,213	$529,320	$758,041
Stock based compensation	4,307,117	-	-
Property, plant and equipment	-	-	26,402,452
Non-capital losses - USA	21,425,219	-	-
Non-capital losses - Canada	1,929,162	2,359,944	557,042
	$33,703,711	$2,889,264	$27,717,535

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

The Canadian non-capital losses for which no deferred tax asset was recognized expire in 2041 and 2042. The non-capital losses available in the United States have no expiry date.

Digihost Technology Inc.

Notes to Consolidated Financial Statements Years

Ended December 31, 2022, 2021 and 2020

(Expressed in United States Dollars)

25.	Restatement

During the external audit of the Company’s financial statements for the year ended December 31, 2022, the Company identified that due to the characteristics of certain warrants, the fixed-for-fixed condition was not met. Therefore, the Company has to record these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss.

The impact of the restatement on the consolidated statement of financial position as at December 31, 2021 is as follows:

	As reported	Adjustment	Restated
LIABILITIES AND SHAREHOLDERS’ EQUITY
Warrant liabilities	$-	$31,943,365	$31,943,365
Total liabilities	-	31,943,365	31,943,365
Shareholders’ equity
Share capital	54,863,819	(23,440,724)	31,423,095
Contributed surplus	17,358,982	(5,514,401)	11,844,581
Cumulative translation adjustment	(266,730)	433,798	167,068
Digital currency revaluation reserve	3,706,624	-	3,706,624
Deficit	(5,457,926)	(3,422,038)	(8,879,964)
Total shareholders’ equity	$70,204,769	$(31,943,365)	$38,261,404

The impact of the restatement on the consolidated statement of comprehensive income for the year December 31, 2021 is as follows:

	As reported	Adjustment	Restated

Operating income	$2,922,778	$-	$2,922,778
Revaluation of warrant liabilities	-	1,551,013	1,551,013
Share issuance costs	-	(4,973,051)	(4,973,051)
Net income (loss) before income taxes	2,589,964	(3,422,038)	(832,074)
Net income (loss) for the year	289,345	(3,422,038)	(3,132,693)
Other comprehensive income (loss)
Items that will be reclassified to net income Foreign currency translation adjustment	(384,892)	433,798	48,906
Items that will not be reclassified to net income Revaluation of digital currencies, net of tax	1,724,123	-	1,724,123
Total comprehensive income (loss) for the year	$1,628,576	$(2,988,240)	$(1,359,664)

26. Subsequent event

On February 8, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for $4,550,000. This transaction represented an all-cash transaction by the Company, as no shares were issued in connection with the acquisition. Management has not determined the accounting impact of this acquisition.