Form 20-F
period 2023-12-31
Digihost Technology Inc.
filed 2024-09-16
CIK 1854368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1T4
Canada
(Address of principal executive offices)

Michel Amar, CEO

(818) 280-9758
michel@digihostblockchain.com
110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1T4
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

The number of subordinate voting shares outstanding as of December 31, 2023 was 28,878,740.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☒

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

DIGIHOST TECHNOLOGY INC.

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

Digihost Technology Inc. is a corporation incorporated under the Business Corporations Act (British Columbia). In this Annual Report on Form 20-F (this “Annual Report”), the “Corporation,” “we,” “our,” “DGHI” and “us” refer to Digihost Technology Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4.

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

“Corporation” means Digihost Technology Inc. (Nasdaq / TSXV: DGHI);

“Digifactory1” means the 60 MW power plant located in the State of New York;

“Digihost” means Digihost International, Inc., a corporation incorporated under the laws of the State of Delaware on October 9, 2018;

“East Delavan” means East Delavan Property, LLC;

“EH” means Exahash per second;

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

“IASB” means the International Accounting Standards Board;

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

“MW” means Megawatts;

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

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR+” means System for Electronic Document Analysis and Retrieval + and located on the Internet at www.sedarplus.ca;

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

Cautionary Statements Regarding Forward-Looking Statements

This Annual Report and other publicly available documents, including the documents incorporated herein and therein by reference, contain or refer to forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws (“forward-looking statements”). Forward-looking statements can often be identified by forward-looking words, such as, “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “may,” “potential” and “will” or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, that address activities, events or developments that the Corporation believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements do not constitute historical fact but reflect management’s expectations and assumptions. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

●	The expectations concerning performance of the Corporation’s business and operations;

●	The intention to grow the Corporation’s business and operations;

●	Growth strategy and opportunities; and

●	The treatment of the Corporation under government regulatory and taxation regimes.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including the following:

●	The Bitcoin block reward halves approximately every four years, which reduces the number of Bitcoin the Corporation would receive from solving blocks;

●	If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than of the Corporation) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Corporation’s mining operations;

●	The Corporation relies on a third-party mining pool operator;

●	Insolvency, bankruptcy or cessation of operations of a mining pool operator can have a material adverse effect on the Corporation;

●	The Corporation may be unable to obtain additional financing on acceptable terms or at all;

●	The Corporation may be required to sell its cryptocurrency portfolio to pay for expenses;

●	The Corporation’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

●	The Corporation may face delays in remediating the material weakness identified in its internal control over financial reporting;

●	Regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations;

●	The value of cryptocurrencies may be subject to momentum pricing risk;

●	Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Corporation is subject to risks associated with the Corporation’s need for significant electrical power. The Corporation’s mining operations require electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations;

●	The Corporation is exposed to hashrate and network difficulty, which could reduce the ability of the Corporation to remain competitive with its peers;

●	The Corporation’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

●	The Corporation’s coins may be subject to loss, theft or restriction on access;

●	Incorrect or fraudulent coin transactions may be irreversible;

●	The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

●	Technological obsolescence and difficulty obtaining hardware may adversely impact the Corporation’s operating results and financial condition;

●	Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended;

●	Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions;

●	The Corporation’s success is largely dependent on the performance of the Corporation’s management and executive officers;

●	The Corporation may be unable to attract, develop and retain its key personal and establish adequate succession planning;

●	The Corporation faces competition from other cryptocurrency companies;

●	Uninsured or uninsurable risks could result in significant financial liabilities;

●	The Corporation does not currently pay cash dividends, and, therefore, the Corporation’s shareholders will not be able to receive a return on their SV Shares unless they sell them;

v

●	The SV Shares are subject to volatility risk and there is no guarantee that an active or liquid market will be sustained for the SV Shares;

●	There are significant legal, accounting, and financial costs of being a publicly traded company which may reduce the resources available for the Corporation to deploy on its cryptocurrency mining operations;

●	Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures;

●	The Corporation may be subject to litigation;

●	The Corporation could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation;

●	The Corporation has a limited history of operations and is in the early stage of development;

●	Ineffective management of growth could result in a failure to sustain the Corporation’s progress;

●	The Corporation may be subject to tax consequences which could reduce the Corporation’s profitability;

●	The Corporation may be exposed to risks from exchanging currencies, including currency exchange fees; and

●	The other factors discussed under the heading “Risk Factors” in this Annual Report on Form 20-F.

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

In April 2024, the Bitcoin daily reward halved from 6.25 Bitcoin per block, or approximately 900 Bitcoin per day, to 3.125 Bitcoin per block, or approximately 450 Bitcoin per day. The Corporation continues to monitor the impact of the Bitcoin halving event on its operations and will continue to differentiate its revenue streams if necessary. Bitcoin halving events are expected to occur approximately every four years, and each halving event may have a potential deleterious impact on the Corporation’s profitability as the Corporation will be rewarded less Bitcoin for each new block it records. The next BTC halving is expected to occur in March 2028, at which time BTC block rewards will decrease from 3.125 BTC per block to 1.5625 BTC per block. While BTC prices have had a history of price fluctuations around BTC halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward and the corresponding decrease in the compensation the Corporation receives from its mining operations.

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

If the award of coins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Blockchain could be slowed temporarily or for an extended period of time if miners cease operations entirely. A reduction in the processing power expended by miners, including due to miners ceasing their operations, could increase the likelihood of a malicious actor or botnet obtaining control in excess of 50 percent of the processing power active on the Blockchain, potentially permitting such actor or botnet to manipulate the Blockchain in a manner that adversely affects the Corporation’s mining activities. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Corporation’s mining activities, inventory of coins, and future investment strategies.

The Corporation is reliant on a mining pool operator.

The Corporation participates in a single mining pool. Consequently, the Corporation’s operations are substantially reliant on the mining pool operator and the terms of services and other terms and conditions that govern its relationship with the mining pool. The mining pool operator has the right to unilaterally modify the service agreement between the mining pool and the Corporation at any time without notice, including the right to modify the payout methodology or mining pool fees. In the event that any such modifications are unattractive or unacceptable to the Corporation, it may: (i) join a different mining pool; or (ii) commence mining independently. In the event that the Corporation is unable to make such a switch of its operations in a timely manner and its mining operations experience significant down time, it may experience a material adverse change.

There is a possibility insolvency, bankruptcy, or cessation of operations of the Corporation’s mining pool operator.

As of the date hereof, the Corporation participates in only one mining pool. In the event that the mining pool operator ceases making payments to the Corporation for whatever reason, including bankruptcy, insolvency or cessation of its operations, or for no reason, the Corporation would expect to immediately cease contributing its hash power to such mining pool and either: (i) join a different mining pool; or (ii) commence mining independently. The cost of switching, if such a switch is ever deemed necessary by the Corporation, is expected to be the lost revenues the Corporation would have earned had it been mining during the period in which it completes the switch. In the event that the Corporation is unable to make such a switch of its operations in a timely manner and its mining operations experience significant down time, it may experience a material adverse change.

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

There is no assurance that the Corporation will be successful in obtaining any required financing(s) or that such financing(s) will be available on terms acceptable to the Corporation. Failure to obtain such additional financing could cause the Corporation to reduce or terminate its operations. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Corporation’s business objectives, including the acquisition of additional equipment, the expansion of the Corporation’s management team, the pursuit of strategic acquisitions and other aspects of the Corporation’s strategic plan. If the Corporation raises additional capital through the issuance of equity securities, the percentage ownership of the Corporation’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly-issued equity securities may also have rights, preferences or privileges senior to those of the holders of the Corporation’s SV Shares. If the Corporation raises additional capital through the incurrence of indebtedness, the Corporation may be required to secure the financing with part or all of the Corporation’s assets, which could be sold or retained by the creditor should there be a default in the Corporation’s payment obligations. As a condition to a debt financing, restrictive covenants may be imposed on the Corporation that could limit the ability of the Corporation to operate its business and pursue its corporate strategy and other aspects of its business plan, which could result in the failure to capitalize on otherwise available opportunities and could place the Corporation at a competitive disadvantage compared to its competitors that have less debt. Furthermore, if the Corporation raises capital through a convertible debt offering, any conversion of the debt into equity would be dilutive to the Corporation’s existing shareholders. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Corporation may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Corporation from raising capital at times when it would otherwise be opportunistic to do so.

The Corporation may be required to sell its cryptocurrency portfolio to pay for expenses.

The Corporation has in the past, and may in the future, sell part of its cryptocurrency portfolio to pay for expenses incurred, irrespective of the price at that point in time. Consequently, the Corporation’s cryptocurrencies may be sold at a time when the price is low, resulting in a negative effect on the Corporation’s profitability, particularly if there is a need to sell cryptocurrencies to fund the Corporation’s operating activities or expansion goals.

The Corporation faces competition from other cryptocurrency companies.

The Corporation competes, and, in the future, will compete, with other cryptocurrency and distributed ledger technology businesses, including other businesses focused on developing substantial cryptocurrency mining operations, many of which have greater resources and experience. A fundamental property of mining associated with many cryptocurrencies is that the computational complexity of the mining algorithm increases over time, which, when combined with the effect of new industry entrants and cryptocurrency price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others. If the Corporation does not increase its hashrate to maintain competitive as the computational complexity of mining algorithms increase, this Corporation may be unable to effectively compete, it may be unprofitable and ultimately unable to continue as a going concern.

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

Currently, Bitcoins and/or other cryptocurrencies are not widely used in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Corporation’s operations, investment strategies, and profitability.

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

The continued development of existing and planned facilities is subject to various factors and may be delayed or adversely affected by such factors beyond the Corporation’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Corporation’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

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

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create virtual Bitcoin assets have been relatively rare, however attempts to discover flaws in or exploitations of the source code are not entirely uncommon. Hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges, thereby exposing the crypto-assets stored and traded on these platforms at risk.

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

A number of companies that mine cryptocurrency or are otherwise in cryptocurrency-related businesses have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. This happened to Corporation with Signature Bank in 2023 when they elected to stop servicing cryptocurrency-related businesses. Banks may refuse to provide bank accounts and other banking services to such companies or companies that accept cryptocurrencies as payment for their services or derive their value from cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many such businesses have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing Bitcoin and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Corporation’s cryptocurrency inventory.

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

The risks to the Corporation posed by global pandemics and any future infectious diseases cannot be predicted with certainty.

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on the Corporation’s business, including changes to the way the Corporation and its counterparties operate, and on the Corporation’s financial results and condition. Any government-imposed restrictions in connection with future pandemics may restrict the number of employees permitted to work in the mining facilities or otherwise limit the Corporation’s operations in the wake of an infectious disease outbreak, the extent and duration of which are impossible to predict. As a result, it is not possible to reliably estimate the length or severity of any such developments or their impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods.

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

General Business Risks Related to the Corporation

We have identified a material weakness in our internal control over financial reporting relating to our failure to timely file our Annual Report on Form 20-F for the year ended December 31, 2022. We have also not timely filed this Annual Report. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

We have identified a material weakness in our internal control over financial reporting relating to our failure to timely file our Annual Report on Form 20-F for the year ended December 31, 2022. We have also not timely filed this Annual Report.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To respond to the material weakness we identified, we plan to implement enhanced communication processes with our independent registered public accounting firm relating to future Public Company Accounting Oversight Board (“PCAOB”) audits of our financial statements, as described in ITEM 15. “Controls and Procedures.” Even if we successfully implement our remediation plan, there is no assurance that this initiative will ultimately have its intended effect.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with applicable U.S. securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result.

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

In order to maintain its current status as a foreign private issuer, either (a) 50% or more of the Corporation’s voting securities must be directly or indirectly owned of record by holders residing outside of the United States, or (b) all of the following must be true: (i) the majority of the Corporation’s executive officers and the majority of its directors must not be U.S. citizens or U.S. residents; (ii) 50% or more of the Corporation’s assets must be located outside of the United States and (iii) the Corporation’s business must principally be administered outside of the United States. The Corporation may in the future lose its foreign private issuer status if a majority of the Corporation’s voting securities are owned of record in the United States, as the Corporation does not meet the other qualifications due to a majority of the executive officers and a majority of the directors of the Corporation being in the U.S., along with a majority of the Corporation’s assets. The regulatory and compliance costs to the Corporation under U.S. federal securities laws and applicable Nasdaq corporate governance rules as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a foreign private issuer. If the Corporation ceases to be a foreign private issuer, it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC that require more detailed and extensive disclosure than the forms available to a foreign private issuer and would also be required to comply with Nasdaq corporate governance rules applicable to U.S. domestic issuers that may require the Corporation to alter its policies and/or the composition of its board of directors and committees thereof.

The Corporation has a limited history of operations and is in the early stage of development.

The limited operating history of the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The Corporation may not be successful in achieving a return on shareholders’ investment, and the likelihood of its success must be considered in light of the early stage of its operations. Although the Corporation has achieved profitable quarters in the past, to date, it has not maintained consistent profitability from period to period, and no assurances can be made that the Corporation will achieve consistent profitability in the near future, if ever. For the year ended December 31, 2023, the Corporation had a net loss from continuing operations of $21.9 million, which net losses were generated as the Corporation executed its business plan. There can be no assurance that the Corporation will be able to develop any of its projects profitably or that any of its activities will generate positive cash flow.

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

Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation will be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If the Corporation were to be characterized as a PFIC, United States holders of SV Shares could suffer adverse tax consequences, including the treatment of gains realized on the sale of SV Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on SV Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. The Corporation does not believe that it is currently classified as a PFIC. However, the Corporation’s status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of its income, assets and activities in each year and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that the Corporation was not or will not be classified as a PFIC for the taxable year ended December 31, 2023, the current taxable year or for any past or future taxable year, and the Corporation has not obtained any legal opinion with respect to its PFIC status for its past, current or future taxable years.

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

The Corporation’s principal place of business is located at 2830 Produce Row, Houston, TX 77023 and its registered office is located at 595 Howe Street – 10th Floor, Vancouver, BC V6C 2T5. The Corporation’s phone number is (917) 242-6549. Peterson McVicar LLP serves as the Corporation’s agent for service of process in Canada and is located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4.

The following is a summary of the general development of the Corporation’s business over the most recently completed financial year to date:

Fiscal 2023

On January 3, 2023, the Corporation announced that initial mining capacity of 100 PH came online at the Corporation’s facility in Columbiana, Alabama during the month of December 2022. The Corporation is currently working on the design of Phase 2 for the property.

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

On February 2, 2023, the Corporation announced that it received formal notice from Nasdaq stating that the Corporation regained compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq.

On February 8, 2023, the Corporation announced the completion of the acquisition of Digifactory1. Further to the Corporation’s initial news release on March 24, 2021, the terms of the acquisition were amended to reflect an all-cash purchase price, and no securities of the Corporation were issued in connection with the acquisition.

On March 2, 2023, the Corporation announced that with the completion of the Phase 1 build-out at the Corporation’s Alabama site, the Corporation’s operating capacity neared close to 100 MW, which would provide the Corporation with the ability to increase its existing computing power from 0.75 EH to a level of up to approximately 2.0 EH.

On May 16, 2023, the Corporation announced that, following discussions with Nasdaq, the Corporation expected to receive a notice letter (the “2022 20-F Notice”) from Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F (the “2022 Form 20-F”) for the fiscal year ended December 31, 2022, the Corporation was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic reports with the SEC. The Corporation did not expect that the 2022 20-F Notice would have any immediate impact on the listing of the Corporation’s securities, which continued to trade on Nasdaq, subject to the Corporation’s compliance with the other continued listing requirements of Nasdaq. The Corporation also announced that it expected to file the 2022 Form 20-F as promptly as practicable.

On July 5, 2023, the Corporation announced the achievement of certain milestones in connection with the Corporation’s green energy initiative, including that: (i) six months earlier than anticipated, the Buffalo Mining Facility was the lead anchor subscriber to a community solar project in National Grid territory that generates more than 5 MWs of renewable energy into the National Grid; and (ii) the Corporation entered into an additional New York Independent System Operator-level curtailment program that demands fast acting curtailment of load.

On July 14, 2023, the Corporation filed the 2022 Form 20-F.

On August 2, 2023, the Corporation announced that, with July 2023 being one of the warmest months ever recorded, the Corporation voluntarily curtailed its burden to assist the energy needs of its local communities in Western New York.

Subsequent to Fiscal 2023

On January 2, 2024, the Corporation announced that its Bitcoin mining hashrate reached 2 EH, more than doubling production capacity over the previous 12 months. The Corporation also announced that it expected to commence development of the North Carolina site in Q2 of 2024.

On February 9, 2024, the Corporation announced the grant of a total of 1,080,000 RSUs to certain officers, directors, key consultants and employees of the Corporation. The RSUs will vest in three equal tranches, on February 9, 2025, 2026 and 2027.

On March 5, 2024, the Corporation announced that it signed a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers. Under the executed agreement, the Corporation will receive an upfront deposit of approximately $1.8 million along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14 MW of hosting.

On May 24, 2024, the Corporation announced that it received a notice letter (the “2023 20-F Notice”) from Nasdaq indicating that, as a result of not having timely filed this Annual Report, the Corporation was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic reports with the SEC. The Corporation did not expect that the 2023 20-F Notice would have any immediate impact on the listing of the Corporation’s securities, which continued to trade on Nasdaq, subject to the Corporation’s compliance with the other continued listing requirements of Nasdaq. The Corporation also announced that it expected to file this Annual Report as promptly as practicable.

On July 11, 2024, the Corporation announced that it signed a profit-sharing agreement with a strategic partner. Under the executed agreement, the Corporation will integrate 11,000 state-of-the-art S21 miners (200/TH) into its facilities, translating to approximately 44 MW of hosting. This deal also includes a profit-sharing component, whereby the Corporation will receive 60% of the daily Bitcoin mining rewards earned from the S21 miners in exchange for providing the agreed upon capacity and electrical infrastructure support.

On August 5, 2024, the Corporation announced that it entered into subscription agreements with certain institutional investors for gross proceeds of up to US$4 million in a private placement of its equity securities (the “2024 Private Placement”), comprised of 3,636,363 units of the Corporation (“Units”) at a purchase price of US$1.10 per Unit, representing a premium of 9% to the most recent closing price of the Shares (as defined below) on Nasdaq. Each Unit is comprised of one SV Share of the Corporation (a “Share”) and one warrant (a “2024 Warrant”), with each 2024 Warrant entitling the holder to purchase one additional Share. The 2024 Warrants have a per Share exercise price of US$2.00 and an exercise period of three years from the issuance date. The 2024 Private Placement closed on August 15, 2024.

Capital Expenditures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see ITEM 5. “Operating and Financial Review and Prospects.”

Where You Can Find Other Information

The Corporation’s website is https://www.digihost.ca/. The Corporation files reports and other information with the SEC pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports and are exempt from Exchange Act rules regarding proxy statements and short-swing profits. The Corporation’s electronic filings are available for viewing on the SEC’s website at https://www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR+; you may access our reports filed on SEDAR+ by accessing www.sedarplus.ca. The information on or accessible through the websites referenced herein is not part of and is not incorporated by reference into this Annual Report, and the inclusion of website addresses in this Annual Report is only for reference.

B. Business Overview

Corporate Overview

The Corporation is an innovative U.S. based Blockchain technology and computer infrastructure company, primarily focused on digital currency mining, and also a supplier of energy through its recent acquisition of a 60 MW natural gas fired power plant in North Tonawanda, New York in February 2023. The power plant currently operates as a peaker plant providing the grid with electrical power in times of peak demand. The Corporation’s operations provide its shareholders with exposure to the operating margins of digital currency mining which the Corporation believes is the most profitable application of the Corporation’s computing power, as well exposure to the power industry. As of the date of this Annual Report, the Corporation has 15 employees.

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

A “mining pool” is a service operated by a mining pool operator that pools the resources of individual miners to share their processing power over a network. Mining pools emerged in response to the growing difficulty and network hashrate competing for Bitcoin rewards on the Bitcoin blockchain as a way of lowering costs and reducing the risk of an individual miner’s mining activities. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. Mining pools are subject to various risks such as disruption and down time. In the event that a pool utilized by the Corporation experiences down time or is not yielding returns, results may be impacted.

The Corporation participates in a mining pool that pays Bitcoin rewards utilizing a “Full-Pay-Per-Share” payout of Bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by the Corporation to the mining pool as a percentage of total network hashrate of the mining pool, along with other inputs. The Corporation is entitled to consideration even if a block is not successfully placed by the mining pool operator. The Corporation transitioned its mining operations completely to mining pool participation in 2022 and utilized it for the year ended December 31, 2023.

The Corporation has three mining facilities located in Buffalo, New York, North Tonawanda, New York and Columbiana, Alabama. The Corporation’s power plant is also located in North Tonawanda. The Corporation’s site in North Tonawanada is a 60 MW combined cycle plant with 1.2EH of current operating hashrate. The Corporation’s site in Buffalo is an 18.7 MW utility powered site with an operating hashrate of 350PH. The Corporation’s site in Alabama is a 22 MW utility powered site with an operating hashrate of 500PH.

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

The Corporation’s operation in the digital currency mining industry requires extensive knowledge of cryptocurrency mining, cryptocurrency economics, and Blockchain technology. Further, the Corporation’s focus on vertical integration with energy production and its focus on environmentally conscious development requires specialized knowledge of the energy procurement industry, with a particular focus on green energy. For the year ended December 31, 2023, the Corporation also recognized revenues through the execution of two colocation agreements and one mining operations agreement with organizations in the digital currency space. The Corporation’s number of active miners per self-mining and colocation agreements for the year ended December 31, 2023 was approximately 13,000 and 10,700, respectively.

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

During April 2021, the Corporation was approved for an account with Gemini. Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store digital assets. Gemini was the first crypto exchange and custodian in the world to complete a SOC 2 Type 1 and a SOC 2 Type 2 examination. While a SOC 2 Type 1 evaluates the design and implementation of system controls at a point in time, a SOC 2 Type 2 evaluates whether these system controls have been operating effectively over a period of time. A SOC 2 Type 2 examination is the highest level of security compliance an organization can demonstrate, and Gemini completes this examination on an annual basis. As of September 16, 2024, the Corporation had holdings of approximately 72 Bitcoins in its Gemini account. Digital currencies are measured at fair value using the quoted price on the Gemini exchange. Gemini serves as our principal market. The Corporation believes any price difference between the principal market and an aggregated price to be immaterial.

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

On occasion, to mitigate third-party risk, the Corporation will hold a portion of its digital currencies in cold storage solutions that are not connected to the internet. The Corporation’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets in which the Corporation stores its cryptocurrency assets are not multi-signature wallets; however, the Corporation secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box, The Corporation replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Corporation, should the Corporation’s cold-wallets become lost, stolen or damaged. During the year-ended December 31, 2023 and as of the date of this Annual Report, all of the Corporation’s cryptocurrency assets are currently held in its Gemini wallets.

The vast majority of mining is now undertaken by mining pools, whereby miners organize themselves and pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the work/hashpower contributed. Mining pools became popular when mining difficulty and block time increased. While the rewards for successfully solving a block become considerably lower in the case of pooling, rewards are earned on a far more consistent basis, reducing the risk to miners with smaller computational power. As of the date of this Annual Report, the Corporation participates in one mining pool in order to smooth the receipt of rewards. Mining pools generally exist for each well-known cryptocurrency.

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

Sources of Energy

The Corporation’s operations use a mix of renewable energy sources, zero-carbon emissions and non-renewable sources. Currently, 93% of the electricity consumed by the Corporation’s grid-based power consumption across two sites in New York State is received from zero carbon generation. Further, more than 50% of the energy consumed at those two sites is generated from renewable sources. As the Corporation brings online its own natural gas fired power generation facility, the Corporation will focus on sourcing renewable natural gas (“RNG”) for at least 50% of natural gas consumed at the Corporation’s site in Alabama. New York State has a growing RNG ecosystem which is typically produced from anaerobic digesters at local dairy farms or from landfills.

The Corporation’s current carbon-neutrality efforts and initiatives include:

●	100% Carbon Neutral: The Corporation plans for 100% of its operations to achieve carbon neutrality with a net-zero footprint by the end of 2025, and 100% renewable by 2030.

●	Community Solar: The Corporation is the anchor subscriber to a 5 MW community solar project located in Angola, NY. This site is situated 30 miles from the Corporation’s East Delevan facility and will produce enough renewable electricity to power more than 2,500 homes annually. Our participation aids in the development of future renewable assets, adds clean energy onto our electricity grid and lowers our cost of electricity.

●	Digigreen Initiative: The Corporation’s initiative focused on immediate steps to create sustainable, environmentally, and economically sound in-house practices, distinguishing the Corporation as an industry leader in lowering/eliminating its carbon footprint while maintaining profitability.

●	Crypto Climate Accord: The Corporation has joined a private sector-led initiative for the entire crypto community focused on decarbonizing the cryptocurrency industry in record time.

●	Proof of Green: The Corporation has begun initial research into developing proprietary standards for measuring the Corporation’s carbon impact. Using these standards as an environmental audit tool for the Corporation’s various operations, we anticipate being able to generate accountability reports and to advise directors and shareholders on efforts to minimize the Corporation’s carbon footprint.

Revenues

For a description of our revenues for the three years ended December 31, 2023, see “Mining Operations” under ITEM 5.A. “Operating Results.”

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

Competition

The digital currency mining industry is highly competitive. In addition, there exist many online companies that offer digital currency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers, including those of the kind operated by the Corporation’s principal publicly listed competitors. There are several companies competing in the Corporation’s industry, including Riot Blockchain, Inc. (NASDAQ: RIOT), MGT Capital Investments Inc. (OTCQB: MGTI), Marathon Digital Holdings Inc. (NASDAQ: MARA), Bitfarms Ltd. (TSX / NASDAQ: BITF), Argo Blockchain Plc (LSE: ARB; NASDAQ: ARBK), Hut 8 Mining Corp. (TSX / NASDAQ: HUT), CryptoStar Corp. (TSXV: CSTR), HIVE Blockchain Technologies Ltd. (TSXV / NASDAQ: HIVE), Skychain Technologies Inc. (TSXV: SCT), DMG Blockchain Solutions Inc. (TSXV: DMGI) and Link Global Technologies Inc. (CSE: LNK).

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

Further, the global supply of miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected by the COVID-19 pandemic and may in the future be impacted by global health pandemics and epidemics or other events outside of the Corporation’s control. The Corporation currently utilizes several types of miners as part of its mining operations, all of which are produced in Asia. Geopolitical matters may impact the Corporation’s ability to import miners in the future, and the Corporation may not be able to obtain adequate replacement parts for its existing miners or obtain additional miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Corporation’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Overall, presently, we do not believe any U.S. federal or state regulatory body has taken any action or position adverse to the production of Bitcoin or its sale or use as a medium of exchange; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

C. Organizational Structure

Digihost International, Inc. is a corporation incorporated under the laws of the State of Delaware on October 9, 2018 and is a wholly-owned subsidiary of the Corporation. Other than Digihost International, Inc. and World Generation X, LLC, the Corporation does not have any significant subsidiaries.

D. Property, Plants and Equipment

Our principal executive office is located at 2830 Produce Row, Houston, TX 77023 and is approximately 20,000 square feet in size. The lease for our principal executive office will expire on April 1, 2027.

The Corporation has three mining facilities located in Buffalo, NY; North Tonawanda, NY; and Columbiana, AL. The Corporation has one power plant located in North Tonawanda.

The Buffalo Mining Facility is located at 1001 East Delavan Ave., Buffalo, New York, with over 60,000 square feet under a 99-year lease. For additional information concerning the Buffalo Facility Lease, see ITEM 10.C. “Material Contracts” below.

The North Tonawanda facility is located at 1070 Erie Ave., North Tonawanda, New York and covers approximately 13.5 acres of property. The Corporation acquired the property on February 8, 2023. It is a 60 MW power plant in North Tonawanda, New York. This renewable energy project, located in National Grid territory, is being managed by Williamsville, NY based energy supplier, EnergyMark. The community solar project is 5 MW in size and will produce roughly 9,500,000 kWh’s of clean electricity annually—enough to power more than 1,000 homes. The Corporation’s Buffalo Mining Facility remains the anchor subscriber to the project.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Corporation and the related notes for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” on page iv of this Annual Report on Form 20-F. Actual results could differ materially from those anticipated by forward-looking information due to, among other things, the factors discussed under ITEM 3.D. “Risk Factors” and ITEM 4.B. “Business Overview.”

A. Operating Results

Mining Operations

In the past three years, we have mined cryptocurrency, primarily Bitcoin. During the fiscal years ended December 31, 2023, 2022 and 2021, the Corporation generated revenues from its cryptocurrency mining operations, all of which were conducted in the U.S., of $18,128,241, $24,190,060 and $24,952,344, respectively.

The most significant factor impacting the decrease in the Corporation’s mining revenue in 2023 versus the prior year was the diversification of Corporation’s revenue streams in 2023 by entering into colocation and sale of electricity agreements. By entering into these contracts, the Corporation was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption. The Corporation’s number of active miners per self-mining and colocation agreements for the year ended December 31, 2023 was approximately 13,000 and 10,700, respectively.

From these agreements, the Corporation recognized revenue from colocation service agreements of $1,675,269 for the year ended December 31, 2023 (2022: $nil) and $3,037,393 from the sale of electricity (2022: $nil). The two colocation service agreements were in place from April 2023 and September 2023, respectively, while the mining operations agreement was executed in February 2023. The Corporation recognizes revenue from its colocation and sale of electricity agreements in the following manners:

Colocation services: The Corporation recognizes revenue from its colocation services when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services. The transaction price for colocation services includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

Sale of electricity: The Corporation recognizes revenue from the sale of electricity when it has satisfied its performance obligation, which occurs as the electricity is provided to the customer. The Corporation supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Corporation’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due. The transaction price for sale of electricity includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

The Corporation also recognized revenue from the sale of energy of $3,272,005 for the period, compared to $nil in 2022, as the Corporation acquired a 60 MW power plant during Q1 2023. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold.

Bitcoin

As of December 31, 2023, the Corporation held a total of approximately 19 Bitcoins with an inventory value of $822,884 based on the Bitcoin price as of that date per the Gemini exchange. For the 12-month period ended December 31, 2023, the Corporation mined approximately 640 Bitcoins compared to a total of approximately 832 Bitcoins for the 12-month period ended December 31, 2022, representing a decrease of 23%.

Bitcoins mined decreased as compared to 2022 as the Corporation entered into various hosting and colocation agreements to diversify its operations in 2023, which decreased the amount of coins mined.

Ethereum

As of December 31, 2023, the Corporation held a total of nil ETH as inventory was converted to cash during Q1 2023.

As of December 31, 2022, the Corporation held a total of 801 ETH with a value of $958,480 based upon the ETH price on December 31, 2022.

Updates and Expansion

On February 7, 2023, the Corporation announced that it had completed the acquisition of a 60 MW power plant in North Tonawanda, NY. Further to the Corporation’s initial news release on March 24, 2021, the terms of the acquisition were amended to reflect an all-cash purchase price using internal funds. No shares of the Corporation were issued in connection with the acquisition.

The acquisition represents a significant milestone in the Corporation’s ongoing infrastructure expansion strategy. As a result of the acquisition, the Corporation’s consolidated operating capacity across its three sites represents approximately 90 MW of available power, representing approximately 2 EH/s of computing power. The generator capacity will continue flexible operation to ensure that 24/7 dispatchable supply is made available to area residents, businesses and industry to mitigate impacts of power interruptions in concert with directives of the New York Independent System Operator (NYISO).

A Mining Operations Agreement was entered into on February 16, 2023 by and between the Corporation and Northern Data NY, LLC. Under the terms of the agreement, Digihost agreed to provide the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. The agreement was not renewed by the December 31, 2023 renewal date and expired in April 2024. Subsequently, the parties entered into a new agreement that expired on June 27, 2024. There are currently no plans for the parties to pursue an additional agreement.

A Colocation Services Agreement was entered into on April 20, 2023 by and between the Corporation and Bit Digital USA, Inc. Under the terms of the agreement, Digihost will provide hosting services in return for reimbursement of power consumption per the contractual terms.

A Colocation Services Agreement was entered into on September 21, 2023 by and between the Corporation and Corner Energy LTD. Under the terms of the agreement, Digihost will provide hosting services in return for reimbursement of power consumption per the contractual terms.

On March 5, 2024, the Corporation announced that it signed a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers. Under the agreement, Digihost will receive an upfront deposit along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14 MW of hosting. The deployment resulted in an expected hash rate increase of approximately 700 PH/s, bringing the Corporation’s total hash rate to 2.4 EH/s.

On July 11, 2024, the Corporation announced that it signed a profit-sharing agreement with a strategic partner. Under the executed agreement, the Corporation will integrate 11,000 state-of-the-art S21 miners (200/TH) into its facilities, translating to approximately 44 MW of hosting. This deal also includes a profit-sharing component, whereby the Corporation will receive 60% of the daily Bitcoin mining rewards earned from the S21 miners in exchange for providing the agreed upon capacity and electrical infrastructure support.

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

At-the-Market Offering

See Part II, ITEM 14.E. under the heading “At-the-Market Offering” below.

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

The Corporation has chosen to hold its full inventory of cryptocurrency assets with Gemini due to its track record in the industry. Gemini is a New York trust company regulated by the New York State Department of Financial Services and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 – Prospectus Exemption). Gemini is a qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Gemini has not appointed a sub-custodian to hold any of the Corporation’s cryptocurrencies. Gemini has US$100 million in insurance coverage split between US$25 million of commercial crime insurance for digital assets held in online hot wallets and US$75 million for offline, cold storage insurance coverage. Although the Corporation has historically utilized both cold and hot storage for its digital crypto assets with Gemini, the Corporation currently holds all its cryptocurrencies custodied with Gemini in hot storage.

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

On occasion, to mitigate third-party risk, the Corporation will hold a portion of its digital currencies in cold storage solutions that are not connected to the internet. The Corporation’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets in which the Corporation stores its cryptocurrency assets are not multi-signature wallets; however, the Corporation secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box. The Corporation replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Corporation, should the Corporation’s cold-wallets become lost, stolen or damaged. During the year ended December 31, 2023 and as of the date of this Annual Report, all of the Corporation’s cryptocurrency assets were held in its Gemini wallets.

Selected Financial Information

	Year ended
	December 31, 2023 ($)	December 31, 2022 ($)		December 31, 2021 ($)
Revenue	26,112,908	24,190,060		24,952,344
Net income (loss)	(21,885,410)	4,329,342		(3,132,693)
Net income (loss) per share – basic	(0.77)	0.16		(0.14)
Net income (loss) per share - diluted	(0.77)	0.15	*	(0.14)

*	During the external audit of the Corporation’s financial statements for the year ended December 31, 2023, the Corporation determined that it was required to make an immaterial error correction to distinguish diluted net income (loss) per share from basic net income (loss) per share.

	Year ended
	December 31, 2023 ($)	December 31, 2022 ($)	December 31, 2021 ($)
Total assets	42,147,347	52,599,561	80,026,875
Total long-term liabilities	7,636,506	2,169,276	36,246,608

Adjusted EBITDA – NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including, depreciation, and further adjusted to remove acquisition-related costs, share based compensation costs, and unusual expenses. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Year ended
	December 31, 2023 ($)	December 31, 2022 ($)	December 31, 2021 ($)
Income (loss) before other items	(21,729,107)	4,329,342	(3,132,693)
Taxes and Interest	42,134	(1,299,263)	2,633,433
Depreciation	14,923,419	10,709,108	3,281,143
Revaluation of warrant liabilities	4,522,523	(32,010,637)	1,551,013
FV Changes	999,020	11,115,067	(819,823)
Impairment of goodwill and PPE	1,363,941	2,816,783	Nil
Transaction costs	Nil	695,170	4,973,051
Share based compensation	1,620,777	3,296,238	7,804,271
Adjusted EBITDA	1,586,404	(348,192)	11,317,344

For the year ended December 31, 2023, compared to the year ended December 31, 2022:

For the year ended December 31, 2023, the Corporation’s net loss was $21,729,107 compared to net income of $4,329,342 for the year ended December 31, 2022. The year over year increase in net loss and decrease in net income is a result of the following:

Revenue

Revenue from Bitcoin mining was $18,128,241 for the year ended December 31, 2023, compared to $24,190,060 for the year ended December 31, 2022.

During the year ended December 31, 2023, the Corporation mined 640 Bitcoins at an average Bitcoin price of US$28,861 (from Gemini) compared to the year ended December 31, 2022, in which the Corporation mined 832 Bitcoins at an average price of Bitcoin of US$28,198 (from CoinMarketCap). The Corporation began using Gemini as its principal market during the year ended December 31, 2023. The Corporation believes any price difference between the principal market and an aggregated price, such as CoinMarketCap, to be immaterial.

With the average price of Bitcoin remaining consistent on a year-over-year basis and Bitcoin network difficulty increasing, the most significant factor impacting the decrease in the Corporation’s mining revenue in 2023 versus the prior year was the diversification of Corporation’s revenue streams in 2023 by entering into colocation and sale of electricity agreements. By entering into these contracts, the Corporation was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption.

From these agreements, the Corporation recognized revenue from colocation service agreements of $1,675,269 for the year ended December 31, 2023 (2022: $nil) and $3,037,393 from the sale of electricity (2022: $nil). The two colocation service agreements were in place from April 2023 and September 2023, respectively, while the mining operations agreement was executed in February 2023. See ITEM 5.A. “Mining Operations” for a description of the manner in which the Corporation recognizes revenue from such arrangements.

The Corporation also recognized revenue from the sale of energy of $3,272,005 for the year ended December 31, 2023, compared to $nil in 2022, as the Corporation acquired a 60 MW power plant during Q1 2023. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold.

Cost of Sales

The Corporation’s cost of sales was $35,780,032 for the year ended December 31, 2023, compared to $30,987,397 for the year ended December 31, 2022.

Cost of revenue increased by $2,457,138 as compared to the prior year due primarily to the costs associated with the North Tonawanda power plant of $4,225,676 (2022: $nil), which included fuel, gas, carbon emission, contract labor, and general repair and maintenance costs.

Depreciation and amortization expense increased by $4,214,311 year over year as approximately $14.3 million of assets related to the Corporation’s acquisition of the North Tonawanda power plant were put into use during the first half of 2023. The Corporation also placed into service additional infrastructure buildout and mining equipment during the year.

Miner and lease hosting agreement expense decreased by $1,878,814 as the Corporation’s prior agreements expired during Q1 2023.

General, Administrative & Other Expenses

The Corporation’s general and administrative expenses were $7,653,629 for the year ended December 31, 2023, compared to 21,430,037 for the year ended December 31, 2022.

The primary variances from the year ended December 31, 2022 were due to:

●	Loss on sale of digital currencies in the prior year of $11,574,330, which was incurred when the Corporation sold digital currency to fund operations and repay the Corporation’s Bitcoin-backed loan (2023: gain of $945,536).

●	Impairment losses recognized on goodwill of $1.26 million and on the Corporation’s data miners of $1.56 million in the prior year (2023: $1.36 million).

●	Gain on sale of equipment in the prior year of $1,140,658 (2023: $nil).

●	Loss on revaluation of digital currencies in the prior period of $3,256,530 (2023: gain of $10,992).

Other income/expense items of note for the fiscal year ended December 31, 2023 include the revaluation of the warrant liabilities, which resulted in a loss of $4.52 million (2022: gain of $32.01 million).

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

During the year ended December 31, 2022, the Corporation mined 832 Bitcoins at an average Bitcoin price of US$28,198 (from CoinMarketCap) compared to the year ended December 31, 2021, where the Corporation mined 519 Bitcoins at an average price of Bitcoin of US$47,430 (from CoinMarketCap). The Corporation began using Gemini as its principal market during the year ended December 31, 2023. The Corporation believes any price difference between the principal market and an aggregated price, such as CoinMarketCap, to be immaterial.

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

Cost of Sales

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

The primary variances from the year ended December 31, 2021 were due to:

●	A loss on sale of digital currencies of $11.57 million during 2022, which was incurred when the Corporation sold digital currency to fund operations and repay the Corporation’s Bitcoin-backed loan.

●	The loss on the value of digital currency option calls of $1.95 million.

●	Impairment losses recognized on goodwill of $1.26 million and on the Corporation’s data miners of $1.56 million.

●	The loss on revaluation of digital currencies of $3.26 million in 2022 ($nil in 2021).

Other income/expense items in the current year include the revaluation of the warrant liabilities which resulted in a gain of $32.01 million, causing an offset to the operating loss and leading to current year net income. In 2021, the Corporation had minimal sales of digital currency and recognized a revaluation of warrant liabilities gain of only $1.55 million.

B. Liquidity and Capital Resources

Liquidity and Financial Position

As of December 31, 2023, the Corporation had a negative working capital balance of $3,064,351, including digital currencies of $822,884. The Corporation commenced earning revenue from digital currency mining in mid-February 2020; however, it has limited operating history, and there can be no assurance that the Corporation’s historical performance will be indicative of its future performance.

The Corporation’s ability to continue as a going concern is dependent on the Corporation’s ability to efficiently mine and liquidate digital currencies, manage operational expenses, and raise additional funds through debt or equity financing.

Capital Resources

The Corporation’s capital management objective is to provide the financial resources that will enable the Corporation to maximize the return to its shareholders while also enhancing its cost of capital. In order to achieve this goal, the Corporation monitors its capital structure and adjusts as required in response to an ever-changing economic environment and the various risks to which the Corporation is exposed. The Corporation’s approach for attaining this objective is to preserve a flexible capital structure that optimizes the cost of capital at a satisfactory level of risk, to maintain its ability to meet financial obligations as they come due, and to ensure the Corporation has appropriate financial resources to fund its organic and acquisitive growth. The Corporation does not currently participate in hedging activities.

The Corporation anticipates that its existing financial resources will be sufficient to put into operation all previously announced acquisitions of mining hardware along with the infrastructure needed to support the North Tonawanda power plant acquisition. In order to achieve its future business objectives, the Corporation may need to liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms, or at all.

The Corporation presently anticipates that additional financing may be required to acquire additional power generation facilities in the future in order to meet the Corporation’s objective of hashing a total of 6 EH/s of power by the end of 2024. The Corporation also anticipates that additional financing could be required to purchase the next generation miners required to utilize its maximum mining capacity and is looking for attractive joint venture and hosting colocation deals in order to help expand its capital position.

The Corporation may manage its capital structure by issuing equity, seeking financing through loan products, adjusting capital spending, entering into beneficial hosting or colocation agreements, or disposing of assets.

Cash Flows

Operating Activities

Cash provided by operating activities for the year ended December 31, 2023 was $5,692,022 as compared to cash used by operating activities of $3,410,899 for the year ended December 31, 2022. The difference is primarily attributable to the increase in depreciation and amortization expense on a comparative basis ($14,923,419 in 2023 versus $10,657,144 in 2022), an increase in digital currency items ($1,388,123 in 2023 versus $15,528,972 in 2022), a change in warrant liability (a $4,522,523 loss in 2023 versus a $32,010,637 gain in 2022) and a gain on sale of equipment of $1,140,658 in 2022 ($nil in 2023).

Cash used by operating activities for the year ended December 31, 2022 was $2,342,899 as compared to cash used by operating activities of $8,859,594 for the year ended December 31, 2021. The difference is primarily attributable to digital assets mined which were liquidated for cash, totaling $15.28 million in 2022, versus $nil in the prior year, which offset other operating activity adjustments in the current year.

Investing Activities

Cash used in investing activities for the year ended December 31, 2023 was $7,257,482 as compared to $14,513,038 for the year ended December 31, 2022. For the year ended December 31, 2023, cash of $4,749,666 was used for the purchase of the North Tonawanda power plant and $3,007,766 was used for the purchase of equipment, with $499,950 received from the sale of equipment. In the prior year, there were proceeds from the sale of old miners of $795,000 partially offsetting the purchase of equipment for $14,685,038 and the acquisition of digital currency of $623,000.

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

Financing Activities

Cash provided by financing activities for the year ended December 31, 2023 was $56,111 as compared to $18,858,844 for the year ended December 31, 2022. The drivers of the balance in the current period were proceeds of a loan payable of $691,500 and proceeds of shares issued for cash of $1,073,244, partly offset by repayment of loans of $1,027,753 and lease payments of $146,880. In the prior year, the Corporation received proceeds from a private placement of $8,314,269, proceeds from a loan payable of $10,000,000 and proceeds from pre-funded warrants of $1,029,600, partly offset by the repurchase of shares of $255,525 and lease payments of $96,000.

Cash provided by financing activities for the year ended December 31, 2022 was $18,858,844 as compared to $44,468,839 for the year ended December 31, 2021. During 2022, the primary drivers were that the Corporation received proceeds from a private placement of $8,314,269 and proceeds from a loan payable of $10,000,000. The driver of the cash provided for the year ended December 31, 2021 was proceeds from private placements of $50,218,09 that were slightly offset by repayment of loans payable, lease payments and repurchase of shares of $5,749,254.

Capital Expenditures

Our capital expenditures for the last three years, which principally consisted of mining assets, equipment and infrastructure needed to support the Corporation’s mining operations, were as follows:

Fiscal year ended December 31,	Capital Expenditures and/or Divestitures	Purpose
2023	$8,181,566	Mining infrastructure needed to support growth and consideration paid for completion of power plant purchase.
2022	$15,753,038	Mining infrastructure needed to support growth.
2021	$34,598,075	Mining assets and infrastructure needed to support growth.

Indebtedness

For a description of Digihost’s loan agreement with Doge Capital LLC, see ITEM 7.B. “Related Party Transactions.” Other than the Loan Agreement, the Corporation is not a party or otherwise subject to any credit facilities or other borrowing arrangements.

C. Research and Development

None.

D. Trend Information

The profitability of the Corporation’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically Bitcoin. Cryptocurrency prices (and Bitcoin prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Corporation’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, coverage of cryptocurrency in the media, inflation, and political or economic events as well as market acceptance and demand for cryptocurrency. The market price of one Bitcoin on the Gemini exchange ranged from approximately $16,600 to $44,200 during the year ended December 31, 2023 and ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022. Because the Corporation does not currently hedge its investment in Bitcoin, the Corporation is directly exposed to Bitcoin’s price volatility and surrounding risks.

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

Name and Municipality of Residence	Age	Principal Occupations for Last Five Years	Position	Director/ Officer Since
Michel Amar Los Angeles, California	60	CEO and Chairman, Digihost Technology Inc. (2020 – present); President, NYAM LLC (2016 – present)	CEO, Chairman, Director and Promoter	February 14, 2020
Alec Amar Los Angeles, California	28	President and Director, Digihost Technology Inc. (2020 – present); President, Bit.Management, LLC (2018 – present)	President and Director	February 14, 2020
Paul Ciullo Albany, New York	44	CFO, Digihost Technology Inc. (2021 – present; 2018 – 2020); Finance Manager, Conduent Inc. (2015 - 2018)	CFO	April 29, 2021
Gerard Rotonda(1) New York, New York	56	Co-Founder and Partner, MMR Development (2018 – present)	Director	July 28, 2022
Adam Rossman(1) Los Angeles, California	57	Business and Real Estate Attorney	Director	February 14, 2020
Zhichao Li(1) New York, New York	38	Co-Founder of Bitsource (April 2021 – present); Vice President of Blockchain Dynamics (March 2020 – present); Co-Founder and CEO of Fix Technology (January 2018 – March 2020)	Director	July 28, 2022

(1)	Member of the Audit Committee. Gerard Rotonda is Chair of the Audit Committee.

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

Adam S. Rossman

Mr. Rossman is a business and real estate attorney. He is a member of the California Bar since 1995. Mr. Rossman has handled transactions throughout the United States relating to commercial real estate and trademark licensing. Mr. Rossman maintains offices in Beverly Hills, CA. Mr. Rossman received his JD from Loyola Law School, Los Angeles in 1994 and an MA in Rhetoric in 1990 and a BA in Rhetoric in 1988, both from the University of California at Berkeley.

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

Zhichao Li

Ms. Li is an entrepreneur and environmentalist, who has dedicated herself to developing innovative technologies and creating positive social impacts. She served as the senior Vice President of Blockchain Dynamics upon joining and oversaw the Blockchain business from financials to operations. As an early adopter of Blockchain technology, Ms. Li has successfully invested and managed infrastructure, manufacturing, and supply chains for public companies and start-ups. As the Acting Secretariat Director of the International Ecological Economy Promotion Association and Climate Change Manger in WildAid, Ms. Li believes and promotes energy conservation and sustainable development across more than 30 countries and leads the team to address how individual choices, be it on energy use, food choice, or transportation, can make a difference for climate change. Ms. Li holds a Master’s degree in Business Administration from Tsinghua University in 2019 and Master of Art in the University of St. Andrews in 2010.

Paul Ciullo

Mr. Ciullo has a diverse professional background and specialized in financial reporting and project management during his 15 years spent working in senior corporate finance and accounting positions for various Fortune 500 companies. Mr. Ciullo is an entrepreneur who is a partner in an IT services organization. He has served as CFO for various publicly traded start-up companies, including a CSE listed brand licensing group. He also has experience in Blockchain technology and cryptocurrency accounting, having served as Digihost’s CFO for two years. Mr. Ciullo has extensive capital markets experience, is accustomed to delivering results in highly demanding environments and has consistently been able to drive measurable improvements and operating efficiencies in the businesses that he has been involved in.

Based in New York, Mr. Ciullo is a CPA who obtained a Bachelor’s of Science in Accounting from the State University of New York at Geneseo and an MBA from Pennsylvania State University. Mr. Ciullo has over 20 years of experience in senior corporate finance and accounting positions for Fortune 500 companies, including General Electric (NYSE: GE) and Xerox (Nasdaq: XRX). Prior to joining the Corporation, Paul served as the Director of Finance for Conduent Legal and Compliance Services, specializing in financial reporting and project management.

Relationships Among Officers and Directors

Michel Amar, the Corporation’s CEO, Chairman and a director, is the father of Alec Amar, the Corporation’s President and a director.

B. Compensation

Management and Directors

The total compensation paid during the financial year ended December 31, 2023 to the members of management of the Corporation (the “Executives”) and to directors of the Corporation is set out in the Summary Compensation Table below.

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

Stock Option Plan

The Stock Option Plan was adopted by the Board on October 23, 2017 and must be re-approved by the shareholders on a yearly basis pursuant to the policies of the TSXV. The Stock Option Plan was last approved by shareholders at the last annual and special meeting of the Corporation held on July 28, 2023.

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

The following is a summary of the material terms of the Stock Option Plan (any terms not defined herein have the meaning defined in the Stock Option Plan):

(i)	Persons who are Eligible Persons of the Corporation are eligible to receive grants of options under the Stock Option Plan. Eligible Persons include any director, officer, Employee, Management Company Employee, or Consultant of the Corporation or any of its subsidiaries.

(ii)	The aggregate maximum number of the SV Shares available for issuance from treasury under the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan.

(iii)	Unless otherwise permitted by any applicable stock exchange, no options shall be granted to any optionee if such grant could result, at any time, in:

(A)	the issuance to any one Eligible Person, within a one-year period, together with SV Shares issuable to such Eligible Person under all other security-based compensation arrangements of the Corporation, of a number of SV Shares exceeding 5% of the issued and outstanding Shares;

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

Restricted Share Unit Plan

The RSU Plan is available to directors, employees and consultants which are collectively referred to in the RSU Plan as Service Providers of the Corporation, as determined by the Board (the “Eligible Grantees”). As of the date of this Annual Report on Form 20-F, the Corporation has granted 2,702,482 RSUs to Eligible Grantees.

The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards available to Eligible Grantees in order to promote long-term retention and greater alignment with the competitive market. The following information is intended to be a brief description and summary of the material features of the RSU Plan (any terms not defined herein have the meaning defined in the RSU Plan):

(a)	The RSU Plan provides for a fixed maximum limit of 2,856,624 SV Shares available for issuance under the RSU Plan. The number of share issuable pursuant to the RSU Plan is in accordance with the policies of the TSXV. The number of SV Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares of the Corporation;

(b)	The total number of SV Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(c)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation;

(d)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to any one Service Provider within any one-year period under the RSU Plan shall not exceed 1% of the issued and outstanding SV Shares of the Corporation;

(e)	Unless disinterested shareholder approval is obtained and except as otherwise may be permitted by the policies of the TSXV, the maximum aggregate number of Class B Shares that are issuable pursuant to the Plan together with all security-based compensation arrangements granted or issued in any 12 month period to any one Grantee must not exceed 5% of the Shares, calculated as at the date of any Security Based Arrangement is granted or issued to the Grantee;

(f)	The total number of SV Shares issuable to all Service Providers within any one-year period under the RSU Plan shall not exceed 2% of the issued and outstanding SV Shares of the Corporation;

(g)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any SV Shares covered by an award are forfeited, or if an award terminates without delivery of any SV Shares subject thereto, then the number of SV Shares counted against the aggregate number of SV Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board;

(h)	In no case shall an RSU vest within one (1) year from the Grant Date;

(i)	If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Grantee who was also an officer or employee of, or Consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and be settled;

(j)	Grantees of RSUs shall have no rights as Shareholders. The Board may provide in an Award Agreement evidencing a grant of RSUs that the Grantee shall be entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding SV Shares, a cash payment for each RSU granted equal to the per-share dividend paid on the outstanding SV Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the SV Shares on the date that such dividend is paid. Any grant of additional RSUs pursuant to Section 8.4(a) of the RSU Plan must be included in the maximum number of Shares subject to the Plan pursuant to Section 4 of the RSU Plan. If there are not a sufficient number of Shares available under the RSU Plan to satisfy the grant of additional RSUs, notwithstanding any provision in the applicable Award Agreement, the Corporation shall satisfy the obligation by way of cash payment; and

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

Summary Compensation Table

The following table provides information for the fiscal year ended December 31, 2023 regarding compensation earned by the Executives:

				Non-equity incentive plan compensation ($)
Name and principal position	Salary ($)	Share-based awards ($)(4)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michel Amar, Chief Executive Officer and Director(1)(5)	475,000	635,329	Nil	Nil	Nil	Nil	Nil	1,110,329
Paul Ciullo, Chief Financial Officer(2)	120,000	15,883	Nil	Nil	Nil	Nil	Nil	135,883
Alec Amar, President and Director(3)(6)	375,000	635,329	Nil	Nil	Nil	Nil	Nil	1,010,329

Notes:

(1)	On February 14, 2020, Michel Amar was appointed Chief Executive Officer of the Corporation.

(2)	On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Corporation.

(3)	On February 14, 2020, Alec Amar was appointed President of the Corporation.

(4)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.

(5)	No portion of Michel Amar’s compensation relates to his position as a director.

(6)	No portion of Alec Amar’s compensation relates to his position as a director.

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

Michel Amar

On January 21, 2022, the Corporation entered into an employment agreement with Michel Amar pursuant to which Mr. Amar provides services as CEO of the Corporation in consideration of an annual rate of US$475,000. Mr. Amar is eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. Subject to the automatic extension described below, the agreement has an initial term of three (3) years that is set to expire on January 21, 2025. Unless earlier terminated in accordance with its terms, the initial term of this agreement shall be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of this agreement shall not be extended.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Executive outstanding as of December 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price (C$)(1)	Option expiration date	Value of unexercised in-the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (C$)
Michel Amar	Nil	N/A	N/A	N/A	700,000	2,142,000
Paul Ciullo	27,999	7.08	May 2026-June 2026	Nil	30,000	91,800
Alec Amar	Nil	N/A	N/A	N/A	600,000	1,836,000

Notes:

(1)	The exercise price shown is the weighted average option exercise price.

(2)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on the last trading day in the fiscal year ended December 31, 2023 of C$3.06.

During the year ended December 31, 2023, 479,582 RSUs under the Corporation’s incentive plans vested.

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

Upon a Change of Control (as defined below) occurring during the term of the applicable employment agreement, the agreement will automatically be extended to the later of the end of the term and two (2) years from the date upon which a Change of Control occurs. If a Change of Control shall have occurred, and following the Change of Control, the Executive’s employment agreement, if any, is terminated or the Executive is removed as a director of the Corporation or terminated as an officer of the Corporation (collectively referred to herein as “terminated”), other than for Cause (as defined in the applicable employment agreement), or if the Executive terminates its engagement for Good Reason (as defined in the applicable employment agreement), and such termination occurs within twelve (12) months after the date upon which a Change of Control occurs, the Executive’s employment agreement, if any, provides that the Executive will be entitled to be paid a single lump sum cash payment equating to a total of two (2) years of the Executive’s annual Base Salary (the “Severance Amount”) and additional options and or restricted share units may be granted to the Executive at the sole discretion of the Board, subject to the terms of the Stock Option Plan and the RSU Plan. All options and RSUs held by the Executive will vest immediately and will remain exercisable in accordance with the terms of such award agreement, subject to the provisions of the Stock Option Plan or RSU Plan, as applicable. Additionally, the Executive is entitled to any accrued and unpaid Prior Year Annual Bonus (as defined in the applicable employment agreement) and the Current Year Pro-Rata Annual Bonus (as defined in the applicable employment agreement).

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

Exercise of Compensation Securities by Executives and Directors

There were no compensation securities exercised by Executives and directors during the fiscal year ended December 31, 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	889,405	3.96	1,985,419	(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	889,405	3.96	1,985,419	(1)

(1)	As at December 31, 2023, the Corporation’s equity compensation plans were the Stock Option Plan, which is a 10% rolling stock option plan, and the RSU Plan. The number of SV Shares that may be reserved for issuance pursuant to the Stock Option Plan at any given time is 10% of the outstanding Shares (as defined in the Stock Option Plan) as at the date of grant of an Option under the Stock Option Plan. As at December 31, 2023, the total number of Options available for issuance under the Stock Option Plan was 1,985,419. A fixed maximum of 2,856,624 SV Shares are issuable under the RSU Plan.

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

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s directors, other than Michel Amar and Alec Amar, during the financial year ended December 31, 2023. Information regarding the compensation of Michel Amar and Alec Amar can be found in the table under the heading “Summary Compensation Table” hereinabove.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Adam Rossman	Nil	21,178	Nil	Nil	Nil	Nil	21,178
Gerard Rotonda	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Zhichao Li	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Director Option-Based and Share-Based Awards

The following table provides information regarding the option-based and share-based awards for each director, other than Michel Amar and Alec Amar, outstanding as of December 31, 2023. Information regarding option-based and share-based awards for Michel Amar and Alec Amar can be found in the table under the heading “Incentive Plan Awards” hereinabove.

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)		Market or payout value of share awards that have not vested (C$)(2)
Adam Rossman	50,000	$2.88	February 14, 2025	9,000	6,666	(3)	20,398	(3)
	25,000	$3.75	January 5, 2026	Nil
	16,333	$7.47	March 25, 2026	Nil
	8,333	$7.47	May 17, 2026	Nil
	8,333	$4.20	June 22, 2026	Nil
Gerard Rotonda	50,000	$2.88	February 14, 2025	9,000	Nil		N/A
	25,000	$3.75	January 5, 2026	Nil
	8,333	$7.47	March 25, 2026	Nil
	8,333	$7.47	May 17, 2026	Nil
	8,333	$4.20	June 22, 2026	Nil
Zhichao Li	Nil	N/A	N/A	N/A	Nil		N/A

(1)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on December 29, 2023, the last business day of the fiscal year ended December 31, 2023, of C$3.06. On such date, 100,000 of the options reflected in the table above were in-the-money.

(2)	Calculated based on the closing price of the SV Shares on the TSXV on December 29, 2023, the last business day of the fiscal year ended December 31, 2023, of C$3.06.

(3)	One-third of the RSUs vested in January 2023 and January 2024, and the remaining one-third is scheduled to vest in January 2025.

The following table sets forth, for each of the directors other than Michel Amar and Alec Amar, the value of all incentive plan awards that vested during the year ended December 31, 2023:

Name(1)	Option- based awards – Value vested during the year (C$)(2)		Share- based awards – Value vested (C$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Adam Rossman	$	Nil	7,142	N/A
Gerard Rotonda	$	Nil	Nil	N/A
Zhichao Li	$	Nil	Nil	N/A

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Corporation, is disclosed under the heading “Incentive Plan Awards” hereinabove.

(2)	Based on the number of options that vested during the fiscal year ended December 31, 2023 and calculated based on the difference between the market price of the SV Shares on the TSXV and the exercise price of the options on the vesting date. Any unexercised options may never be in-the-money and may never be exercised, and an actual gain, if any, on exercise will depend on the value of the SV Shares on the date of exercise.

Benefits Upon Termination and/or Change of Control

The Corporation is party to executive employment agreements with each of its President and CEO. See “Employment, Consulting and Management Agreements” above, which sets out the material terms of the contracts therewith, including benefits to such persons upon termination of their employment with the Corporation. Paul Ciullo does not have a written employment agreement with the Corporation providing benefits upon termination as an officer of the Corporation. Adam Rossman, Gerard Rotonda and Zhichao Li do not have employment agreements with the Corporation providing benefits upon termination as a director of the Corporation.

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

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in NP 58-201, the Board convenes meetings, as deemed necessary, of the independent directors, at which non-independent directors and members of management are not in attendance.

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

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The current members of the Audit Committee are Gerard Rotonda (Chair), Adam Rossman and Zhichao Li. The members of the Audit Committee were each “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”) as of the fiscal year ended December 31, 2023.

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

Policies Regarding the Representation and Consideration of Women on the Board and Executive Officer Positions

The Board has not adopted a written policy on diversity; however, it is committed to promoting diversity within the Corporation. The Governance and Nominating Committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to Board composition and renewal. The Board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to diversity. Diversity, inclusive of gender, is a key factor in the Corporation’s corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Corporation. The Board has not adopted a formal target regrading women on the Board and in executive officer positions.

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

As of December 31, 2023, the Corporation had 13 full-time employees and one consultant, all of whom are located in the United States. None of the Corporation’s employees are covered by collective bargaining agreements.

Function	Total
Management	5
General and administration	9
Total	14

E.	Share Ownership

For information regarding the share ownership of the Corporation’s directors and officers, see ITEM 7.A. “Major Shareholders” below. For details regarding the Corporation’s equity incentive plans, see ITEM 6.B. “Long-Term Incentive Plan,” “Stock Option Plan” and “Restricted Share Unit Plan.”

F.	Disclosure of the Corporation’s Action to Recover Erroneously Awarded Compensation.

The Corporation adopted a compensation recovery policy (the “Executive Compensation Clawback Policy”) as required by the Nasdaq listing rules and Rule 10D-1 of the Exchange Act. A copy of the Executive Compensation Clawback Policy is filed as Exhibit 97.1 hereto. During the external audit of the Corporation’s financial statements for the year ended December 31, 2022, the Corporation determined that it was required to prepare an accounting restatement of its consolidated financial statements for the year ended December 31, 2021, which has been reflected in the restated comparative periods (including an opening balance sheet as of January 1, 2021) presented in the consolidated financial statements for the year ended December 31, 2021 that are filed herewith. The Corporation concluded that it was not required under the Executive Compensation Clawback Policy to recover any previously awarded incentive-based compensation because the Executive Compensation Clawback Policy applies only to incentive-based compensation received on or after October 2, 2023, and no current or former executive officer who is subject to said policy received any incentive-based compensation on or after such date. The Corporation also notes that current and former executive officers who are subject to the Executive Compensation Clawback Policy have never received incentive-based compensation based on any financial reporting measure that was impacted by the referenced restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Corporation’s voting securities as of September 10, 2024 by (i) each individual who served as an executive officer and/or director during the fiscal year ended December 31, 2023, individually and as a group, and (ii) each person known by the Corporation to beneficially own more than 5% of the outstanding shares of the Corporation. Unless otherwise indicated, the Corporation believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, except where otherwise noted below, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security, including shares that a person or entity has the right to acquire within 60 days of September 10, 2024, if any, in which case, such shares are considered to be outstanding and to be beneficially owned by the person with such right to acquire additional shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership) but not for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the percentages presented in the table below are based on 33,011,600 SV Shares outstanding as of September 10, 2024.

Except as otherwise noted, the business address for each person listed in the table below is 2830 Produce Row, Houston, TX 77023. A description of the differences between the SV Shares and the PV Shares is included in Exhibit 2(d) attached to this Annual Report. Except with respect to any PV Shares held or beneficially owned by any major shareholder, the Corporation’s major shareholders do not have any different or special voting rights.

Name of Beneficial Owner	SV Shares		Percentage of Outstanding SV Shares	PV Shares		Percentage of Outstanding PV Shares	Percentage of Total Voting Power(1)
Directors and Executive Officers:
Michel Amar	5,432,147	(2)	16.46%	3,333	(3)	100%	18.11%
Alec Amar	494,700	(4)	1.50%	Nil		Nil	1.47%
Paul Ciullo	63,884	(5)	*	Nil		Nil	*
Gerard Rotonda	99,999	(6)	*	Nil		Nil	*
Adam Rossman	136,079	(7)	*	Nil		Nil	*
Zhichao Li	Nil		Nil	Nil		Nil	Nil
All Directors and Executive Officers as a Group (6 persons)	6,226,809		18.73%	3,333		100%	19.77%
Five Percent Holders:
Bakay Capital Fund, L.P.(8)	1,916,530		5.81%	Nil		Nil	5.69%
Eleven Ventures LLC(9)	3,113,636		9.43%	Nil		Nil	9.25%

*	Less than one percent (1%).

(1)	Percentage of total voting power represents voting power with respect to all SV Shares and PV Shares, voting as a single class. Each holder of PV Shares is entitled to 200 votes per PV Share, and each holder of SV Shares is entitled to one vote per share of SV Shares on all matters submitted to our stockholders for a vote. As of the date hereof, there were 3,333 PV Shares issued and outstanding.

(2)	Consists of (a) 1,146,552 SV Shares held by Michel Amar, (b) 626,544 SV Shares held by Bit Mining International LLC (“BMI”), (c) 2,165,889 SV Shares held by Bit.Management, LLC (“Bit.Management”) and (d) 1,493,162 SV Shares held by NYAM, LLC (“NYAM”). Does not include 666,600 SV Shares issuable upon the conversion of 3,333 PV Shares held by NYAM or restricted stock units held by Mr. Amar that are subject to vesting. BMI, Bit.Management and NYAM are each controlled by Mr. Amar, the CEO of the Corporation. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM.

(3)	Consists of 3,333 PV Shares held by NYAM.

(4)	Consists of (a) 449,700 SV Shares held by Alec Amar and (b) 45,000 SV Shares held by Matbrands LLC. Matbrands LLC is controlled by Mr. Amar, the President of the Corporation.

(5)	Consists of (a) 35,885 SV Shares held by Paul Ciullo and (b) 27,999 SV Shares underlying options that are currently exercisable or exercisable within 60 days of September 10, 2024.

(6)	Consists of 99,999 SV Shares underlying options that are currently exercisable or exercisable within 60 days of September 10, 2024.

(7)	Consists of (a) 28,080 SV Shares held by Adam Rossman and (b) 107,999 SV Shares underlying options that are currently exercisable or exercisable within 60 days of September 10, 2024.

(8)	Based solely upon information contained in the Schedule 13G/A filed on February 14, 2023 by Bakay Capital Fund, L.P. Such securities are held by certain investment vehicles controlled and/or managed by Bakay Capital Fund, L.P. or its affiliates (collectively, “Bakay”). The address for Bakay Capital Fund, L.P. is 888 Prospect Street, Suite 200, La Jolla, CA 92037. Based on information contained in the Schedule 13G filed on December 27, 2021 and the Schedule 13G/A filed on February 14, 2022, Bakay held 1,295,510 SV Shares and 1,483,180 SV Shares, respectively, as of such filings, which constituted approximately 5.2% and 5.9% of the issued and outstanding SV Shares of the Corporation as of the dates of such filings.

(9)	Based solely upon information provided by Eleven Ventures LLC. The Corporation has been informed by Eleven Ventures LLC that it is managed by Eleven Managers LLC, whose sole manager is Hartley Wasko. The address for Eleven Ventures LLC is 463 Adams Street, Denver, CO 80206.

*	Less than one percent (1%).

U.S. Share Ownership

As of September 10, 2024, there were a total of 26 holders of record of our SV Shares and one holder of record of our PV Shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our SV Shares are held in broker “street name.” As of September 10, 2024, U.S. holders of record held approximately 41.1% of our outstanding SV Shares and 100% of our outstanding PV Shares.

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

On February 5, 2023, Digihost entered into a loan agreement (the “Loan Agreement”) with Doge Capital LLC, a company owned and controlled by Michel Amar and Alec Amar (the “Lenders”). Pursuant to the Loan Agreement, the Lenders agreed to make available to Digihost an amortizing loan in the amount of 30 Bitcoins (the “Loan”), and Digihost agreed to repay the Lenders 36 Bitcoins as full repayment of the Loan. Pursuant to the terms of the Loan Agreement, Digihost agreed to pay the Lenders 3 Bitcoins per month for 12 consecutive months, with the first payment being due on March 31, 2023. The remaining balance of the loan was paid off during Q1 2024.

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

Dividend Policy

It is not expected that the Corporation will declare any dividends for the foreseeable future. The Corporation has no restrictions on paying dividends, but, if the Corporation generates earnings in the foreseeable future, it is expected that they will be retained to finance growth, if any. The Board will determine if and when dividends should be declared and paid in the future based upon the Corporation’s financial position at the relevant time. Holders of SV Shares and PV Shares (on an as-converted basis) are entitled to an equal share in any dividends declared and paid on the SV Shares and PV Shares (on an as-converted basis).

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

Please refer to ITEM 9.A. “Offer and Listing Details” above.

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

C.	Material Contracts

1.	On December 21, 2021, one of the Corporation’s subsidiaries entered into a lease agreement with East Delavan Property, LLC (“East Delavan”), pursuant to which the Corporation leases certain land and buildings located at the 1001 East Delavan facility in Buffalo, New York in order to conduct a portion of its mining operations. The Buffalo Facility Lease Agreement has a term of 99 years for a one-time, upfront rental payment of US$2,300,000.

2.	The energy contract dated February 6, 2018 between EnergyMark and Bit.Management, LLC (the “Energy Contract”) was assigned by Bit.Management, LLC to Digihost (the “Buyer” under the Energy Contract, as the context requires) prior to completion of the RTO. EnergyMark is the provider of power under the contract. There is no cap to the amount of power that the Buyer can purchase under the contract. For all quantities of power used by the Buyer, the price that the Buyer shall pay EnergyMark per kWh shall be a price which is updated every hour, the “NYISO Zone-A Real-Time Price,” plus US$0.001/kWh. Pursuant to the terms of the Energy Contract, the Buyer has the option to request a “forward price” for all or any portion of the power that the Buyer will purchase under the contract for the upcoming month and for any subsequent months, and the Buyer’s request shall designate the fixed quantity of power that the Buyer shall purchase at a fixed price agreed to by the Buyer and EnergyMark. The Corporation has not requested a “forward price” at this time and the price paid is a variable rate based off the above noted “NYISO Zone-A Real-Time Price.”

3.	For a description of the ATM Program (as defined below) and the Corporation’s related offering agreement with H.C. Wainwright & Co., LLC, see the section entitled “At-the-Market Offering” in ITEM 14.E “Material Modifications to the Rights of Security Holders and Use of Proceeds.”

4.	For a description of the 2024 Private Placement and the Corporation’s related subscription agreements with the investors thereto, see the section entitled “Subsequent to Fiscal 2023” in ITEM 4 “Information on the Corporation.”

5.	For a description of the various compensatory arrangements between the Corporation and its executive officers and directors, see ITEM 6.B. “Compensation.”

D.	Exchange Controls

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

Disposition of SV Shares

A Resident Holder who disposes, or is deemed to dispose, of an SV Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such SV Shares, as the case may be, immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an SV Share will be determined by averaging the cost of that SV Share with the adjusted cost base (determined immediately before the acquisition of the SV Share) of all other SV Shares held as capital property at that time by the Resident Holder. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses.”

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

Disposition of SV Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an SV Share unless such SV Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

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

Even if the SV Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such SV Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a SV Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “Certain Canadian Federal Income Tax Considerations - Taxation of Resident Holders – Capital Gains and Capital Losses” above will generally be applicable to such disposition. Non-Resident Holders who may hold SV Shares as taxable Canadian property should consult their own tax advisors.

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

We file or furnish reports and other information with the SEC. You may obtain copies of our filings with the SEC by accessing the SEC’s website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR+; you may access our reports filed on SEDAR+ by accessing the website www.sedarplus.ca. The information on or accessible through the websites referenced herein is not part of and is not incorporated by reference into this Annual Report, and the inclusion of website addresses in this Annual Report is only for reference.

I.	Subsidiary information

Not required.

J.	Annual Report to Security Holders

Not required.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

Not required.

ITEM 12. Description of Securities Other than Equity Securities

A.	Debt Securities

Not required.

B.	Warrants and Rights

Not required.

C.	Other Securities

Not required.

D.	American Depositary Shares

Not required.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. through D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

E. Use of Proceeds

The Corporation filed a Canadian short form base shelf prospectus, dated February 23, 2022 (the “Base Shelf Prospectus”), and a U.S. registration statement on Form F-10 (the “Registration Statement”) (File No. 333-263255), which includes the Base Shelf Prospectus. The Registration Statement was declared effective by the SEC on March 3, 2022.

At-the-Market Offering

On March 4, 2022, the Corporation entered into an offering agreement with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Corporation established an at-the-market equity program (the “ATM Program”), pursuant to which the Corporation was permitted to sell, from time to time, through the Agent, up to $250,000,000 of its SV Shares. A cash commission of 3.0% of the aggregate gross proceeds raised under the ATM Program was paid to the Agent in connection with its services in connection with the ATM Program.

The offer and sale of the SV Shares under the ATM Program is made by means of a prospectus supplement dated March 4, 2022 (together with the Base Shelf Prospectus, the “Prospectus”) to the Registration Statement. The Prospectus was filed with the applicable provincial regulatory authorities in Canada and the SEC.

From the commencement of the ATM Program through December 31, 2023, the Corporation issued 556,954 SV Shares in exchange for gross proceeds of $1,088,372, at an average share price of $1.95, and received net proceeds of $1,048,285 after paying commissions of $32,651 to the Agent and incurring $7,436 of other transaction fees. Subsequent to December 31, 2023 through the expiry of the ATM Program on March 23, 2024, the Corporation issued 3,600 SV Shares in exchange for gross proceeds of $5,457, at an average share price of approximately $1.52, and received net proceeds of $5,032 after paying commissions of $164 to the Agent and incurring $261 of other transaction fees. The ATM Program expired before all remaining SV Shares could be sold.

Proceeds from the ATM Program were used to fund general business operations and working capital requirements, including funding payments to the Corporation’s electric and utility providers, payroll expenses, and legal and professional fees. No payments for expenses incurred in connection with the ATM Program were made directly or indirectly to (i) any of the Corporation’s officers, members of the Board, or their associates, (ii) any persons owning 10% or more of any class of the Corporation’s equity securities or (iii) any of the Corporation’s affiliates.

ITEM 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Corporation carried out an evaluation, under the supervision of the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, as of the end of the period covered by this Annual Report, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that, due to the material weakness in our internal control over financial reporting described below, the Corporation’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management of the Corporation, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Corporation’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, has determined that the Corporation’s internal control over financial reporting was not effective as of December 31, 2023 due to a material weakness in the Corporation’s internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, in conjunction with the preparation of this Annual Report, management of the Corporation determined that the Corporation did not timely communicate with and enable its independent registered public accounting firm (the “Auditor”) to timely complete a PCAOB audit of the Corporation’s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2022. The Corporation initially requested that the Auditor conduct an audit under Canadian auditing standards (CAS). After the completion of that audit, the Corporation subsequently informed the Auditor that an audit under PCAOB standards was required for purposes of its filing of the Annual Report on Form 20-F for the year ended December 31, 2022. That change necessitated additional procedures and documentation, resulting in the need for extra work. The more stringent PCAOB requirements contributed to the delay in the filing of the Annual Report on 20-F for the year ended December 31, 2022 and the identification of a material weakness. Although, for the years ended December 31, 2023 and 2022, the Corporation timely filed on SEDAR+ each of its Annual Information Forms, audited consolidated financial statements and management’s discussions and analyses required under applicable Canadian regulatory requirements, this Annual Report was also not timely filed.

Remediation of Material Weakness in Internal Control Over Financial Reporting

The Corporation plans to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operating effectively. The Corporation plans to implement enhanced communication processes with its Auditor to address the above material weakness and to allow future PCAOB audits to be completed in a timely manner, including to allow the Corporation to timely file future Annual Reports on Form 20-F.

The material weakness in the Corporation’s internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management’s efforts are ongoing, and the Corporation expects its remediation plan to be completed during 2025. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Corporation’s financial reporting may be materially and adversely affected, including as described in the “Risk Factors” section above.

(c)	Attestation Report of the Registered Public Accounting Firm

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

(d)	Changes in Internal Control over Financial Reporting

Management has not identified any change in the Corporation’s internal control over financial reporting that occurred during the fiscal year ending December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

ITEM 16B. Code of Ethics

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of the Corporation’s directors, officers and employees as well as its consultants. The Code is available on the Corporation’s website, https://www.digihost.ca/, in the “Corporate Governance” section under the “Investors” tab. We will disclose on our website any amendment to, or waiver from, a provision of the Code that our applies to our employees, officers or directors as required by applicable securities rules and regulations. During the year ended December 31, 2023, the Corporation did not waive or implicitly waive any provision of the Code with respect to any of the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Raymond Chabot Grant Thornton LLP.

(in U.S. dollars)	Year Ended December 31, 2023		Year Ended December 31, 2022
Audit Fees		$475,206		$237,382
Audit-Related Fees		$147,265		$120,014
Tax Fees		$18,391		$40,336
All Other Fees	$	nil	$	nil
Total Fees Paid		$640,862		$397,732

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

Tax Fees: Tax fees consist of fees billed by Raymond Chabot Grant Thornton LLP for professional tax services. These services also include assistance regarding federal, state and local tax compliance.

All Other Fees: Other fees would include fees for products and services provided by Raymond Chabot Grant Thornton LLP other than the services reported above.

Subject to the requirements of Canadian National Instrument 52-110, the engagement of an auditor to perform non-audit services is considered by the Board, and where applicable by the audit committee, on a case by case basis. The Board or, as applicable, the audit committee sets forth its pre-approval and/or confirmation of services authorized by thereby in the minutes of its meetings. All services provided to us by our independent registered public accounting firm in 2023 and 2022 were pre-approved by the Board or the audit committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

Not required.

ITEM 16K. Cybersecurity

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Managing Material Risks and Integrated Overall Risk Management

We have begun to formulate and operationalize a cybersecurity incident leadership team (the “CSI management team”) as part of our broader risk management framework in order to promote a company-wide culture of cybersecurity risk management and encourage cybersecurity considerations to become an integral part of our decision-making processes at every level. Our CSI management team will work closely with our internal information security professional (the “IS Lead”) to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Third-party Service Providers and Risk

We utilize third-party service providers to assess our software and hardware against cybersecurity threats and vulnerabilities. We conduct internal due diligence of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards, including strict controls of privileged access granted to service providers. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

Governance and Board Oversight

The Board recognizes the critical nature of managing risks associated with cybersecurity threats. It will continue to review our cybersecurity risk management processes and may implement further changes to those processes to establish robust oversight mechanisms and, ultimately, ensure effective governance in managing risks associated with cybersecurity threats.

The Board has delegated most of its oversight to the Audit Committee, which is composed of Board members with diverse expertise, including risk management, technology, and finance, that we believe equips them to oversee cybersecurity risks effectively.

Management’s Role Managing Risk

The CSI management team is expected play a pivotal role in informing the Audit Committee about cybersecurity risks. In consultation with our senior management, the CSI management team will determine whether notification to the Audit Committee of a cybersecurity threat is necessary or advisable. Upon determining that such notification should be given, the CSI management team is expected to provide prompt notification to the Audit Committee.

The Audit Committee actively participates in strategic decisions related to cybersecurity, including by offering guidance and providing approval for major cybersecurity-related initiatives. This involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives. The Audit Committee plans to periodically discuss our cybersecurity posture and the effectiveness of its risk management strategies with our President and IS Lead (as defined below), as and when appropriate. We believe that this review will aid in identifying areas for improvement and ensure the alignment of cybersecurity efforts with our overall risk management framework.

Risk Management Personnel

The IS Lead has primary responsibility for assessing, monitoring, and managing our cybersecurity risks. Our current IS Lead, Alec Amar, also serves as our President. See ITEM 6.A. “Directors, and Senior Management” for discussion regarding our President and IS Lead’s background and experience that qualify him to serve as our IS Lead.

Monitor Cybersecurity Incidents

The IS Lead is informed of any cybersecurity threats or incidents via the Corporation’s cybersecurity processes and third-party service providers. In addition, the IS Lead implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of appropriate security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the IS Lead is equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Reporting to the Board of Directors

The IS Lead informs the Chief Executive Officer and Chief Financial Officer of all aspects related to cybersecurity risks and incidents and is expected to continue to do so in the future in conjunction with the CSI management team. This process is designed to ensure that the highest levels of management are kept abreast of our cybersecurity posture and the potential risks we face at the applicable time or may face in the future. Furthermore, significant cybersecurity matters and strategic risk management decisions are escalated to the Audit Committee and the Board, as applicable, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

Risks from Cybersecurity Threats

Cybersecurity risks and threats, including as a result of any previous cybersecurity incidents, have not materially impacted and are not reasonably expected to materially impact us or our operations to date. However, we recognize the ever-evolving cyber risk landscape and cannot provide any assurances that we will not be subject to a material cybersecurity incident in the future. For additional discussion of cybersecurity-related risks related to our business, see ITEM 3. “Risk Factors.”

PART III

ITEM 17. Financial Statements

The Corporation’s consolidated financial statements are stated in United States dollars and are prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The consolidated financial statements required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report on Form 20-F and are incorporated by reference herein. The audit report of Raymond Chabot Grant Thornton LLP, independent registered public accounting firm (Firm ID: 1232), is included herein immediately preceding the audited consolidated financial statements.

a.	Audited Financial Statements — for the years ended December 31, 2023, 2022 and 2021 and as of December 31, 2023, 2022 and 2021

ITEM 18. Financial Statements

The Corporation has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Articles of Incorporation of Chortle Capital Corp. (incorporated by reference to Exhibit 1.1 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.2	Certificate of Change of Name to Hashchain Technology Inc. (incorporated by reference to Exhibit 1.2 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.3	Notice of Articles (incorporated by reference to Exhibit 1.3 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.4	Certificate of Change of Name to Digihost Technology Inc. (incorporated by reference to Exhibit 1.4 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.5	Notice of Articles (incorporated by reference to Exhibit 1.5 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.6	Notice of Articles (incorporated by reference to Exhibit 1.6 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
2(d)	Description of Securities (incorporated by reference to Exhibit 2(d) to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.1	Form of Employment Agreement (incorporated by reference to Exhibit 4.2 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.2	Digihost Technology Inc. Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)

4.3	Digihost Technology Inc. Restricted Share Unit Incentive Plan (incorporated by reference to Exhibit 4.4 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.4	Base Contract for the Sale of Energy Supply, dated as of February 6, 2018, by and between Bit Management LLC / NYAM, LLC and EnergyMark, LLC (incorporated by reference to Exhibit 4.5 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.5	Securities Purchase Agreement, dated as of March 11, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.6 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.6	Form of Common Shares Purchase Warrant, dated March 16, 2021 (incorporated by reference to Exhibit 4.7 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.7	Securities Purchase Agreement, dated as of April 6, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.8 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.8	Form of Common Shares Purchase Warrant, dated April 9, 2021 (incorporated by reference to Exhibit 4.9 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.9	Securities Purchase Agreement, dated as of June 15, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.10 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.10	Form of Common Shares Purchase Warrant, dated June 18, 2021 (incorporated by reference to Exhibit 4.11 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.11	Lease Agreement, dated as of December 21, 2021, by and between East Delavan Property, LLC and DGX Holding, LLC (incorporated by reference to Exhibit 4.12 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.12	Securities Purchase Agreement, dated as of March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.13 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.13	Form of Warrant Cancellation Agreement, dated March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.14 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.14	Form of Common Shares Purchase Warrant, dated March 9, 2022 (incorporated by reference to Exhibit 4.15 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.15	Form of Pre-Funded Common Shares Purchase Warrant, dated March 9, 2022 (incorporated by reference to Exhibit 4.16 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.16	Loan Agreement, dated as of February 5, 2023, by and between Digihost International, Inc. and Doge Capital LLC (incorporated by reference to Exhibit 4.17 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.17	Securities Purchase Agreement, dated as of August 5, 2024, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto
4.18	Form of Common Shares Purchase Warrant, dated August 15, 2024
4.19	Registration Rights Agreement, dated as of August 15, 2024, between Digihost Technology Inc. and each investor listed on the signature pages thereto
8.1	List of Subsidiaries
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(*)	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(*)	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Raymond Chabot Grant Thornton LLP, independent registered accounting firm
97.1	Digihost Technology Inc. Clawback Policy
101. INS(*)	Inline XBRL Instance Document
101.SCH(*)	Inline XBRL Taxonomy Extension Schema Linkbase Document
101. AL(*)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(*)	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(*)	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE(*)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document)

(*)	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DIGIHOST TECHNOLOGY INC.

/s/ Michel Amar
Michel Amar
Chief Executive Officer

Date: September 16, 2024

Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm	Raymond Chabot Grant Thornton llp Suite 2000 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8

T 514-878-2691

To the Board of Directors and Shareholders Digihost Technology Inc.

Opinion on the financial Statements

We have audited the accompanying consolidated statements of financial position of Digihost Technology Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company did not generate positive cashflows from its operations since its incorporation and the current working capital is not sufficient to meet the Company's requirements and business growth initiatives. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company’s auditor since 2020.

Montréal, Canada
September 16, 2024

Digihost Technology Inc.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at December 31,	2023	2022	2021
ASSETS
Current assets
Cash	$341,273	$1,850,622	$915,715
Digital currencies (note 3)	822,884	2,800,657	33,491,986
Amounts receivable and other assets (note 5)	867,257	1,234,175	1,808,304
Income tax receivable	168,337	244,399	-
Total current assets	2,199,751	6,129,853	36,216,005

Property, plant and equipment (note 6)	33,386,684	41,811,233	38,142,107
Right-of-use assets (note 7)	2,366,115	2,538,447	2,078,599
Intangible asset (note 8)	1,184,798	1,314,028	1,443,260
Amounts receivable and other assets (note 5)	2,159,314	-	-
Promissory note receivable (note 10)	850,685	806,000	800,000
Total assets	$42,147,347	$52,599,561	$80,026,875

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,510,757	$2,345,175	$2,272,850
Amount owing to Northern Data NY, LLC (note 3 and 6)	-	322,099	2,940,412
Lease liabilities (note 11)	110,651	99,957	-
Loans payable (note 12)	253,630	-	-
Mortgage payable (note 13)	389,064	488,062	-
Total current liabilities	5,264,102	3,255,293	5,518,863

Deposits payable	1,486,184	511,000	1,788,500
Lease liabilities (note 11)	336,863	447,514	-
Mortgage payable (note 13)	-	389,065	-
Loans payable (note 12)	356,710	-	-
Deferred tax liability	-	-	2,514,743
Warrant liabilities (note 14)	5,456,749	821,697	31,943,365
Total liabilities	12,900,608	5,424,569	41,765,471
Shareholders’ equity
Share capital (note 15)	42,503,660	39,602,634	31,423,095
Contributed surplus	15,468,823	15,675,828	11,844,581
Cumulative translation adjustment	(2,228,447)	(3,491,583)	167,068
Deficit	(26,497,297)	(4,611,887)	(8,879,964)
Total shareholders’ equity	29,246,739	47,174,992	38,261,404
Total liabilities and shareholders’ equity	$42,147,347	$52,599,561	$80,026,875

Nature of operations and going concern (note 1) Subsequent events (note 26)

Approved on behalf of the Board:

“Michel Amar”, Director	“Adam Rossman”, Director

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States Dollars)

Year Ended December 31,	2023	2022	2021
Revenue
Digital currency mining (note 3)	$18,128,241	$24,190,060	$24,952,344
Colocation services (note 3)	1,675,269	-	-
Sale of electricity (note 3)	3,037,393	-	-
Sale of energy (note 4)	3,272,005	-	-
Total revenue	26,112,908	24,190,060	24,952,344

Cost of digital currency mining
Cost of revenue	(20,217,924)	(17,760,786)	(7,072,764)
Depreciation and amortization	(14,923,419)	(10,709,108)	(3,281,143)
Miner lease and hosting agreement (note 3)	(638,689)	(2,517,503)	(3,469,287)
Gross profit (loss)	(9,667,124)	(6,797,337)	11,129,150

Expenses
Office and administrative expenses	(2,108,831)	(3,016,409)	(1,182,258)
Professional fees	(1,546,626)	(1,745,613)	(1,496,418)
Regulatory fees	(119,647)	(235,445)	(162,681)
Gain on sale of property, plant and equipment	-	1,140,658	1,552,295
Loss on settlement of debt	-	(294,306)	(390,290)
Foreign exchange gain (loss)	(1,377,475)	3,972,705	358,985
Gain (loss) on sale of digital currencies (note 3)	945,536	(11,574,330)	290,948
Loss on digital currency option calls	-	(1,950,000)	-
Change in fair value of loan payable	(310,521)	-	-
Change in fair value of promissory note receivable	50,685	-	-
Other income (expense)	54,528	(50,834)	98,443
Change in fair value of amount owing for Miner Lease Agreement	(267,551)	1,693,088	528,875
Share based compensation (note 17)	(1,620,777)	(3,296,238)	(7,804,271)
Loss on revaluation of digital currencies (note 3)	10,991	(3,256,530)	-
Impairment of goodwill (note 9)	-	(1,260,783)	-
Impairment of data miners (note 6)	-	(1,556,000)	-
Write-off of property, plant and equipment	(1,363,941)	-	-
Operating (loss) income	(17,320,753)	(28,227,374)	2,922,778
Revaluation of warrant liabilities (note 14)	(4,522,523)	32,010,637	1,551,013
Net financial expenses (note 20)	(42,134)	(296,218)	(332,814)
Private placements issuance costs	-	(695,170)	(4,973,051)
Net income (loss) before income taxes	(21,885,410)	2,791,875	(832,074)
Income tax expense	-	-	(127,340)
Deferred tax recovery (expense)	-	1,537,467	(2,173,279)
Net income (loss) for the year	(21,885,410)	4,329,342	(3,132,693)
Other comprehensive income (loss)
Items that will be reclassified to net income	1,263,136	(3,658,651)	48,906
Foreign currency translation adjustment
Items that will not be reclassified to net income	-	(3,706,624)	1,724,123
Revaluation of digital currencies, net of tax
Total comprehensive loss for the year	$(20,622,274)	$(3,035,933)	$(1,359,664)

Basic income (loss) per share (note 18)	$(0.77)	$0.16	$(0.14)
Diluted income (loss) per share (note 18)	$(0.77)	$0.15 *	$(0.14)

*	During the external audit of the Corporation's financial statements for the year ended December 31, 2023, the Corporation determined that it was required to make an immaterial error correction to distinguish diluted net income (loss) per share from basic net income (loss) per share.

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc. Consolidated Statements of Cash Flows (Expressed in United States Dollars)

Year Ended December 31,	2023	2022	2021
Operating activities
Net income (loss) for the year	$(21,885,410)	$4,329,342	$(3,132,693)
Adjustments for:
Digital currencies items (note 21)	1,388,123	15,528,972	(21,774,005)
Interest income accrual	(48,000)	-	-
Gain on sale of property, plant and equipment	-	(1,140,658)	(1,552,295)
Depreciation of right-of-use assets	172,332	142,324	198,291
Depreciation and amortization	14,871,456	10,657,144	3,082,852
Interest on lease liabilities	92,860	58,014	236,680
Change in fair value of amount owing for Miner Lease Agreement	267,551	(1,693,088)	(528,875)
Share based compensation	1,620,777	3,296,238	7,804,271
Change in warrant liability	4,522,523	(32,010,637)	(1,551,013)
Share issuance cost	-	695,170	4,973,051
Loss on settlement of debt	-	294,306	390,290
Interest accrued on loan payable	138,300	(6,000)	-
Change in fair value of loan payable	310,521	-	-
Change in fair value of promissory note receivable	(50,685)	-	-
Accretion on liability	(126,026)	-	-
Impairment of goodwill	-	1,260,783	-
Impairment of data miners	-	1,556,000	-
Write-off of property, plant and equipment	1,363,941	-	-
Deferred tax (recovery) expense	-	(1,537,467)	2,173,279
Foreign exchange loss (gain)	1,375,661	(3,660,296)	(333,148)
Working capital items (note 21)	1,678,098	(1,181,046)	1,026,381
Net cash provided by (used in) operating activities	5,692,022	(3,410,899)	(8,859,594)

Investing activities
Purchase of property, plant and equipment	(3,007,766)	(14,685,038)	(33,924,780)
Proceeds from sale of property, plant and equipment	499,950	795,000	-
Acquisition of digital currency option calls	-	(623,000)	-
Promissory note receivable	-	-	(800,000)
Business combination (note 4)	(4,749,666)	-	-
Net cash used in investing activities	(7,257,482)	(14,513,038)	(34,724,780)

Financing activities
Proceeds from private placement, net of costs	-	8,314,269	50,218,093
Proceeds from pre-funded warrants	-	1,029,600	-
Repurchase of shares	-	(255,525)	(599,997)
Repayment of mortgage	(534,000)	(133,500)	-
Proceeds of shares issued for cash	1,073,244	-	-
Proceeds from loans payable	691,500	10,000,000	1,473,495
Repayment of loans payable	(1,027,753)	-	(3,975,083)
Lease payments	(146,880)	(96,000)	(2,647,669)
Net cash provided by financing activities	56,111	18,858,844	44,468,839

Net change in cash	(1,509,349)	934,907	884,465
Cash, beginning of year	1,850,622	915,715	31,250
Cash, end of year	$341,273	$1,850,622	$915,715

Supplemental information
Interest paid	$-	$238,204	$117,697

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

	Number of shares (note 15)				Cumulative	Digital currency
	Subordinate	Proportionate	Share	Contributed	Translation	revaluation
	voting shares	voting shares	capital	surplus	Adjustment	reserve	Deficit	Total
Balance, December 31, 2020	13,357,838	3,333	$12,541,038	$1,267,551	$118,162	$1,982,501	$(5,465,446)	$10,443,806
Private placements (note 15(b)(vi)(vii)(viii)(ix)(x))	11,555,674	-	21,175,816	-	-	-	-	21,175,816
Cost of issue - cash (note 15(b)(viii)(ix)(x))	-	-	(1,729,158)	-	-	-	-	(1,729,158)
Cost of issue - broker warrants (note 15(b)(vii)(viii)(ix)(x))	-	-	(963,548)	2,827,528	-	-	-	1,863,980
Shares issued as payment for accounts payable (note 15(b)(v)(xi))	82,803	-	345,055	-	-	-	-	345,055
Shares cancelled	(164,533)	-	(319,040)	-	-	-	(281,825)	(600,865)
Shares issued as commission (note 14(b)(x))	49,383	-	-	-	-	-	-	-
Shares issued for exercise of stock options	75,000	-	372,932	(181,953)	-	-	-	190,979
Share based compensation	-	-	-	7,804,271	-	-	-	7,804,271
Excess tax benefit on exercised stock options	-	-	-	56,702	-	-	-	56,702
Excess tax benefit on outstanding stock options	-	-	-	70,482	-	-	-	70,482
Transaction with owners	24,956,165	3,333	31,423,095	11,844,581	118,162	1,982,501	(5,747,271)	39,621,068
Foreign currency translation adjustment	-	-	-	-	48,906	-	-	48,906
Revaluation of digital currencies, net of tax	-	-	-	-	-	1,724,123	-	1,724,123
Net loss for the year	-	-	-	-	-	-	(3,132,693)	(3,132,693)
Total comprehensive loss for the year	-	-	-	-	48,906	1,724,123	(3,132,693)	(1,359,664)
Balance, December 31, 2021 (restated)	24,956,165	3,333	$31,423,095	$11,844,581	$167,068	$3,706,624	$(8,879,964)	$38,261,404
Private placements (note 15(b)(ii))	2,729,748	-	15,255,979	-	-	-	-	15,255,979
Cost of issue - cash (note 15(b)(ii))	-	-	(547,307)	-	-	-	-	(547,307)
Cost of issue - broker warrants (note 15(b)(ii))	-	-	(270,978)	535,009	-	-	-	264,031
Warrant liabilities	-	-	(7,007,643)	-	-	-	-	(7,007,643)
Shares cancelled (note 15(b)(i))	(165,200)	-	(194,260)	-	-	-	(61,265)	(255,525)
Shares issued for cash	2,100	-	2,469	-	-	-	-	2,469
Shares issued for exercise of pre-funded warrants	300,000	-	927,463	-	-	-	-	927,463
Share based compensation	-	-	-	3,296,238	-	-	-	3,296,238
Shares issued to settle payable (note 15(b)(xi))	19,391	-	13,816	-	-	-	-	13,816
Transaction with owners	27,842,204	3,333	39,602,634	15,675,828	167,068	3,706,624	(8,941,229)	50,210,925
Foreign currency translation adjustment	-	-	-	-	(3,658,651)	-	-	(3,658,651)
Revaluation of digital currencies, net of tax	-	-	-	-	-	(3,706,624)	-	(3,706,624)
Net income for the year	-	-	-	-	-	-	4,329,342	4,329,342
Total comprehensive loss for the year	-	-	-	-	(3,658,651)	(3,706,624)	4,329,342	(3,035,933)
Balance, December 31, 2022	27,842,204	3,333	39,602,634	15,675,828	(3,491,583)	-	(4,611,887)	47,174,992
Shares issued for cash (note 15(b)(i))	556,954	-	1,073,244	-	-	-	-	1,073,244
Restricted share units converted to common shares	479,582	-	1,827,782	(1,827,782)	-	-	-	-
Share based compensation	-	-	-	1,620,777	-	-	-	1,620,777
Transaction with owners	28,878,740	3,333	42,503,660	15,468,823	(3,491,583)	-	(4,611,887)	49,869,013
Foreign currency translation adjustment	-	-	-	-	1,263,136	-	-	1,263,136
Net loss for the year	-	-	-	-	-	-	(21,885,410)	(21,885,410)
Total comprehensive loss for the year	-	-	-	-	1,263,136	-	(21,885,410)	(20,622,274)
Balance, December 31, 2023	28,878,740	3,333	$42,503,660	$15,468,823	$(2,228,447)	$-	$(26,497,297)	$29,246,739

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

1.	Nature of operations and going concern

Digihost Technology Inc. (the “Company” or “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, and World Generation X, LLC (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining and also a supplier of energy through its recent acquisition of a power plant. The head office of the Company is located at 2830 Produce Row, Houston, TX 77023.

These consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on August 21, 2024.

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

As at December 31, 2023, the Company had a working capital deficiency of $3,064,351 (2022 - working capital of $2,874,560; 2021 – working capital of $30,697,142) and had not generated positive cashflows from its operations since its incorporation. The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability to generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These material uncertainties may cast significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2.	Material accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) issued effective for the Company’s reporting for the year ended December 31, 2023.

(b)	Statement of presentation

The Company’s consolidated financial statements have been prepared on an accrual basis and under the historical cost basis.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiaries: Digihost International, Inc., DGX Holdings, LLC and World Generation X, LLC. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All intercompany transactions and balances have been eliminated upon consolidation.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(d)	Functional and presentation currency

These financial statements are presented in United States dollars. The functional currency of Digihost is the Canadian dollar, and the functional currency of Digihost International, Inc., DGX Holding, LLC and World Generation X, LLC is the United States dollar. All financial information is expressed in United States dollars, unless otherwise stated.

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

The results and financial position of an entity whose functional currency is translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income (loss) as cumulative translation adjustments.

(f)	Revenue recognition

The Company recognizes revenue under IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets IFRS 15’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(f)	Revenue recognition (continued)

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Non-cash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Digital currency mining: The Company’s revenue is derived from providing computing power (hashrate) to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power to the mining pools. The provision of computing power to mining pools is an output of the Company’s ordinary activities. The Company has the right to decide the point in time and duration for which it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when, and continues as long as, the Company provides computing power to the mining pool. The contracts can be terminated at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. There is no significant financing component in these transactions.

In exchange for providing computing power, which represents the Company’s only performance obligation, the Company is entitled to non-cash consideration in the form of cryptocurrency, calculated under one of two payout methods, depending on the mining pool. The payout method used by the mining pool in which the Company participated is the Full Pay Per Share (“FPPS”). This payout method contains three components, (i) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), (ii) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (iii) mining pool operating fees retained by the mining pool operator for operating the mining pool. The Company’s total compensation is the sum of the Company’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees.

o	Block rewards are calculated as follows under the FPPS method. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(f)	Revenue recognition (continued)

o	Transaction fees refer to the total fees paid by users of the network to execute transactions. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees. The transaction fees paid out by the mining pool operator to the Company are based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

o	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth in a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation.

Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (block rewards, transaction fees and pool operating fees), as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. For each contract under the FPPS payout method, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception. For the contract under the FPPS payout method, the Company measures non-cash consideration at the cryptocurrency spot price at the beginning of the day on the date of contract inception, as determined by the Company’s principal market, which is Gemini.

●	Colocation services: The Company recognizes revenue from its colocation services when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services. The transaction price for colocation services includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

●	Sale of electricity: The Company recognizes revenue from the sale of electricity when it has satisfied its performance obligation, which occurs as the electricity is provided to the customer. The Company supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Company’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due. The transaction price for sale of electricity includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

●	Sale of energy: The Company recognizes revenue from the sale of energy upon the satisfaction of the performance obligation, specifically at the point when control of the energy is transferred to the end customer. This key moment reflects the Company’s fulfillment of its contractual duties.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(g)	Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital currencies are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital currencies. Under the revaluation method, increases in fair value (loss) are recorded in other comprehensive income (loss), while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income (loss) to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income (loss) are recorded in other comprehensive income (loss). Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on the Gemini Exchange. Gemini serves as the Company’s principal market. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents a quote of the currency on an active market.

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(i)	Intangible assets

Intangible assets are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. The right of use of an electric power facility is depreciated over 13 years.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset and is recognized in profit or loss.

Amortization of intangible assets has been included in depreciation and amortization in the consolidated statement of comprehensive loss.

(j)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment, right of use assets and intangible assets, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis. Cash generating units to which goodwill has been allocated are tested for impairment annually.

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

(k)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

o	Leases of low value assets; and

o	Leases with a duration of twelve months or less.

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(k)	Leases and right-of-use assets (continued)

On initial recognition, the carrying value of the lease liability also includes:

o	Amounts expected to be payable under any residual value guarantee;

o	The exercise price of any purchase option granted if it is reasonable certain to assess that option; and

o	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of a termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

o	Lease payments made at or before commencement of the lease;

o	Initial direct costs incurred; and

o	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(l)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(m)	Segment reporting

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company has three reporting segments namely, cryptocurrency mining, sales of energy and colocation services.

(n)	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(o)	Financial instruments

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The primary measurement categories for financial assets are measured at amortized cost, fair value through other comprehensive income (loss) (“FVTOCI”) and fair value through profit and loss (“FVTPL”).

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition. The Company does not have any financial assets categorized as FVTOCI.

●	Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. After initial recognition, these are measured at amortized cost using the effective interest rate method. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, amounts receivable and deposits are classified as financial assets and measured at amortized cost.

Revenues from these financial assets are recognized in financial revenues, if any.

●	FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transactions costs expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recorded in the consolidated statements of comprehensive income (loss) in the period in which they arise. The Company’s promissory note receivable is classified as a financial asset and measured at FVTPL.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s accounts payable and accrued liabilities (excluding salaries payable), mortgage payable, loans payable and deposit payable are classified as measured at amortized cost.

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(o)	Financial instruments (continued)

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

Fair Value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

●	Level 3 – inputs for the assets or liability that are not based on observable market data (unobservable inputs).

(p)	Share capital and equity

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

Assets and liabilities of the Company are translated to the presentation currency. The resulting translation adjustments are charged or credited to the cumulative translation reserve.

(q)	Loss per share

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(r)	Share-based compensation

The granting of stock options and restricted share units (“RSUs”) to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The fair values of the RSUs are determined by the quoted market price of the Company’s common shares at date of grant. The expense for stock options and RSUs that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of a stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

(s)	Business combinations

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

(t)	Income taxes

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(u)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

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

(v)	Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS Accounting Standards requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of contract inception. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies, and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

Significant judgements (continued)

(iii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iv)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

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

(iv)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating unit (“CGU”). Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU to which goodwill has been allocated. The value in use calculation requires management to estimate future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are described in note 9.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

Significant estimates (continued)

(v)	Data miners valuation

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

3.	Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Bitcoin	$822,884	$1,842,177	$29,770,994
Ethereum	-	958,480	3,720,992
	$822,884	$2,800,657	$33,491,986

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2020	154	$4,508,042	-	$-	$4,508,042
Bitcoin mined(2)	519	24,952,344	-	-	24,952,344
Received from sale of property, plant and equipment	24	1,347,977	63	204,318	1,552,295
Received from private placement	1	47,671	-	-	47,671
Acquisition (disposal) of digital currencies	(66)	(3,347,790)	974	3,347,034	(756)
Acquisition of property, plant and equipment	-	-	(36)	(163,942)	(163,942)
Gain on sale of digital currencies	-	235,067	-	55,881	290,948
Revaluation adjustment(1)	-	2,027,683	-	277,701	2,305,384
Balance, December 31, 2021	632	$29,770,994	1,001	$3,720,992	$33,491,986
Bitcoin mined for Digihost(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies(5)	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies traded for cash(5)	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	1,842,177	801	958,480	2,800,657
Bitcoin mined(2)	640	18,128,241	-	-	18,128,241
Bitcoin received from colocation services(3)	6	185,819	-	-	185,819
Bitcoin received for electricity sales(3)	18	538,197	-	-	538,197
Digital currencies traded for cash(5)	(655)	(18,018,987)	(801)	(1,245,993)	(19,264,980)
Digital currencies paid for services	(20)	(433,492)	-	-	(433,492)
Digital currencies for loan repayment	(30)	(883,622)	-	-	(883,622)
Bitcoin remitted to Northern Data(2)	(51)	(1,204,463)	-	-	(1,204,463)
Gain on sale of digital currencies	-	658,023	-	287,513	945,536
Revaluation adjustment(1)	-	10,991	-	-	10,991
Balance, December 31, 2023(4)	19	$822,884	$-	-	$822,884

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

3.	Digital currencies (continued)

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at December 31, 2023, the prices of Bitcoin and Ethereum were $42,244 (December 31, 2022 - $16,548; December 31, 2021 – $47,117) and $1,674 (December 31, 2022 - $1,197; December 31, 2021 – $3,718), respectively, resulting in total revaluation gain of $(10,991) (loss of $8,010,913 in 2022). In 2022, the Company recorded $3,706,624 of the loss in other comprehensive loss, net of taxes of $1,047,759, and the remaining loss of $3,256,530 was recorded on the statement of comprehensive income (loss).

(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data NY, LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. As at December 31, 2023, the Company must remit nil Bitcoin (December 31, 2022 - 19 Bitcoin; December 31, 2021 - 62 Bitcoin) with a value of $nil (December 31, 2022 - $322,099; December 31, 2021 – $2,940,412) which is presented in the current liabilities. The Miner Lease Agreement was terminated on February 15, 2023.

(3)	During the year ended December 31, 2023, the Company entered into a Mining Operations Agreement with Northern Data NY, LLC, and Colocation Services Agreements with both Corner Energy Ltd. and Bit Digital USA, Inc. Pursuant to these agreements, the parties have agreed to split a portion of the energy costs and mining rewards received incurred for the power consumed by the miners put in service at the Company’s respective sites pursuant to these agreements. As at December 31, 2023, the Company is owed $565,680 from these parties related to these agreements (December 31, 2022 - $nil; December 31, 2021 - $nil).

(4)	Digital currencies were measured at fair value using the quoted prices on the Gemini exchange during the year ended December 31, 2023 and CoinMarketCap, a pricing aggregator, during the years ended December 31, 2022 and 2021, respectively. The Company began using Gemini as its principal market during the year ended December 31, 2023. The Company believes any price difference between the principal market and an aggregated price to be immaterial.

(5)	Represents a cash transaction. All others are non-cash transactions.

4.	Business combination

On February 7, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $4,749,666, of which $150,000 was paid in previous years. The transaction was accounted for as a business combination under IFRS 3, Business Combinations. The Company completed this business combination as part of its ongoing infrastructure expansion strategy and to increase its available computing power. Operation of the plant will help support the local utility power grid for reliability, and the plant will be readily available for residential and commercial consumers during peak periods of demand.

At the date of acquisition, the Company determined the fair value of the net identified net assets as follows:

Total final consideration paid in cash	$4,749,666

Identified fair value of net assets acquired:
Prepaids and deposits	418,287
Land	530,000
Power plant infrastructure	4,643,800
PPA capacity liability	(213,100)
Accounts payable	(218,621)
Loan payable	(410,700)
$4,749,666

For the year ended December 31, 2023, the acquired power plant accounted for $3,272,005 in revenue and $671,740 in net loss.

In fiscal 2022, the Company paid $1.2 million which was comprised of $1.0 million for the option to purchase the power plant and $200,000 in extension fees. These amounts were not included in the business combination.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

5.	Amounts receivable and other assets

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Deposits	$2,297,314	$444,990	$150,000
Prepaid expenses	115,577	296,360	559,575
Accounts receivable	565,680	492,825	911,200
Other receivable	-	-	187,529
Interest receivable (note 10)	48,000	-	-
	3,026,571	1,234,175	1,808,304
Long-term deposits and prepaid expenses	(2,159,314)	-	-
	$867,257	$1,234,175	$1,808,304

6.	Property, plant and equipment

	Land and	Data	Equipment	Leasehold	Equipment in	Power plant
	buildings	miners	and other	improvement	construction	in use	Total
Cost
December 31, 2020	$-	$5,802,789	$2,760,000	$1,040,000	$-	$-	$9,602,789
Additions	-	26,845,831 (1)	603,324	-	7,148,920	-	34,598,075
Disposal	-	(990,517)	-	-	-	-	(990,517)
December 31, 2021	$-	$31,658,103	$3,363,324	$1,040,000	$7,148,920	-	$43,210,347
Additions	3,658,510	-	1,641,520	39,542	10,413,466	-	15,753,038
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
Transfer asset in use	-	-	3,218,685	-	(3,218,685)	-	-
December 31, 2022	3,658,510	30,404,111	8,223,529	1,079,542	14,343,701	-	57,709,393
Additions	827,230	1,491,668	688,868	-	-	-	3,007,766
Disposal	-	-	(499,950)	-	-	-	(499,950)
Write-off	-	-	(1,363,941)	-	-	-	(1,363,941)
Transfer asset in use	-	-	14,343,701	-	(14,343,701)	-	-
Acquired in business combination (note 4)	530,000	-	-	-	-	4,643,800	5,173,800
December 31, 2023	$5,015,740	$31,895,779	$21,392,207	$1,079,542	$-	$4,643,800	$64,027,068
Accumulated depreciation
December 31, 2020	$-	$2,538,211	$479,888	$87,056	$-	$-	$3,105,155
Depreciation	-	2,272,602	577,000	104,000	-	-	2,953,602
Disposal	-	(990,517)	-	-	-	-	(990,517)
December 31, 2021	$-	$3,820,296	$1,056,888	$191,056	$-	$-	$5,068,240
Depreciation	-	8,815,246	1,607,458	105,208	-	-	10,527,912
Impairment	-	1,556,000	-	-	-	-	1,556,000
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
December 31, 2022	-	12,937,550	2,664,346	296,264	-	-	15,898,160
Depreciation	-	9,825,482	4,483,977	105,318	-	327,447	14,742,224
December 31, 2023	$-	$22,763,032	$7,148,323	$401,582	$-	$327,447	$30,640,384
Net carrying value
As at December 31, 2022	$3,658,510	$17,466,561	$5,559,183	$783,278	$14,343,701	$-	$41,811,233
As at December 31, 2023	$5,015,740	$9,132,747	$14,243,884	$677,960	$-	$4,316,353	$33,386,684

(1)	Included in this total are 10,000 high performance Bitcoin miners sourced from Northern Data AG per a definitive purchase agreement entered into on May 12, 2021.

The Company tested its data miners as at December 31, 2023 and 2022. The recoverable amount of the data miners was determined based on the higher of the value in use and fair value less costs of disposal calculation, based on specific judgment and assumptions. The fair value less costs to sell determined the recoverable amount. As a result, the Company recorded an impairment charge over its data miners of $nil (2022 - $1,556,000). The impairment was based on an assessment of the performance of the data miners in relation to prevailing replacement costs and the downturn of the prices of the Company’s digital currencies.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

7.	Right-of-use assets

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Balance, beginning of period	$2,538,447	$2,078,599	$2,413,720
Additions(1)	-	602,172	-
Depreciation	(172,332)	(142,324)	(198,291)
Modification of lease(2)	-	-	(136,830)
Balance, end of period	$2,366,115	$2,538,447	$2,078,599

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years.

(2)	On December 31, 2021, the Company entered into a 99-year lease for the 1001 East Delavan facility in exchange for a one-time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. This right-of-use asset is depreciated over 40 years. The lease for this right-of-use assets has been modified because of the prepayment as the Company has acquired the premises under a long-term lease.

8.	Intangible asset

Intangible asset relates to the right-of-use of an electric power facility.

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Balance, beginning of period	$1,314,028	$1,443,260	$1,572,500
Amortization	(129,230)	(129,232)	(129,240)
Balance, end of period	$1,184,798	$1,314,028	$1,443,260

9.	Goodwill

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Balance, beginning of period	$-	$1,346,904	$1,342,281
Impairment	-	(1,260,783)	-
Foreign currency translation	-	(86,121)	4,623
Balance, end of period	$-	$-	$1,346,904

For the realization of its annual impairment test for 2022, management determined the recoverable amount as the value in use. The significant assumptions used in determining value in use are:

○	Monthly Bitcoin price average growth rate of 2.2%

○	Difficulty monthly growth rate of 2.8%

○	Terminal annual growth rate of 2.5%

○	Discount rate 20% - 22%

An impairment of $1,260,783 was taken on goodwill. The assumptions used were based on the Company’s internal forecasts. The Company projected revenue, working capital, capital expenditures and expenses for a period of five years. The Company has also performed a sensitivity analysis on key assumptions which indicated that reasonable changes will not have a material impact.

In 2021, management determined the recoverable amount as the fair value less costs to sell. The fair value is derived from the market capitalization of the Company as of December 31, 2021 and management determined that the fair value less cost of sales was higher than the carrying value of the CGU. Following this analysis, management determined that no impairment was necessary.

For these tests, the Company allocates all of its goodwill to a single CGU, the Company as a whole, since this is the lowest level at which goodwill is monitored for internal purposes.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

10.	Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes (note 5). The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on the maturity date of December 21, 2026. The Notes are secured by the assets of the issuer. As at December 31, 2023, the fair value of the Note was estimated to be $850,685.

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Balance, beginning of period	$806,000	$800,000	$-
Additions	-	-	800,000
Interest	-	6,000	-
Payments received	(6,000)	-	-
Fair value adjustment	50,685	-	-
Balance, end of period	$850,685	$806,000	$800,000

11.	Lease liabilities

The continuity of the lease liabilities are presented in the table below:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Balance, beginning of period	$547,471	$-	$2,546,160
Additions(1)	-	602,172	-
Interest	46,923	41,299	236,680
Lease payments	(146,880)	(96,000)	(2,647,669)
Modification of lease(2)	-	-	(135,171)
Balance, end of period	$447,514	$547,471	$-
Current portion	$110,651	$99,957	$-
Non-current portion	336,863	447,514	-
Total lease liabilities	$447,514	$547,471	$-

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.
(2)	On December 31, 2021, the Company entered into a 99-year lease for the 1001 East Delavan facility in exchange for a one-time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. Refer to note 7.

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2023
Less than one year	$151,286
One to five years	370,349
Total undiscounted lease obligations	$521,635

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

12.	Loans payable

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Balance, beginning of the period	$-	$-	$2,543,083
New loans(1)(2)	691,500	10,000,000	1,432,000
Loan assumed in business acquisition(3)	410,700	-	-
Repayment of loans	(1,027,754)	(10,000,000)	(3,975,083)
Interest	225,373	-	-
Fair value adjustment	310,521	-	-
Balance, end of the period	610,340	-	-
Long-term loans payable	(356,710)	-	-
	$253,630	$-	$-

(1)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility had a one-year committed term and an interest rate of 7.5% per annum.

(2)	The Company entered into a loan agreement with Doge Capital LLC (“Doge”), a company controlled by the chief executive officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500, and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023 and the remaining 11 payments due on the first day of each successive month.

(3)	Upon the closing of the power plant transaction (note 4), the Company assumed a loan agreement with Niagara Mohawk Power Corporation dated September 1, 2020. The Company is required to make minimum payments of $2,500 per month, with the outstanding balance of $410,700. As the outstanding principal balance was not paid in full as of September 6, 2023, interest shall accrue on the outstanding balance as of that date and each subsequent month thereafter at the rate for overdue payments described as in National Grid’s Electricity Tariff for Service Classification No 6.

13.	Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matures in September 2024. The mortgage is secured by the powerplant in progress with a net book value of $2,651,500.

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Balance, beginning of period	$877,127	$-	$-
Additions	-	993,912	-
Interest	45,937	16,715	-
Payments	(534,000)	(133,500)	-
Balance, end of period	$389,064	$877,127	$-

Current portion	$389,064	$488,062	$-
Non-current portion	-	389,065	-
Total mortgage payable	$389,064	$877,127	$-

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

13.	Mortgage payable (continued)

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2023
Less than one year	$400,500
Total undiscounted mortgage obligations	$400,500

14.	Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. The characteristic that led to the classification of the warrants as financial liabilities rather than equity instruments was the presence of a cashless exercise clause. This clause causes the warrants to fail the “fixed-for-fixed” criterion as outlined in IAS 32. Specifically, the clause introduces variability in the number of shares that may be issued upon exercise, which prevents the warrants from being classified as equity instruments.

Therefore, the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the periods ended December 31, 2023, 2022 and 2021:

	Number of
	warrants	Amount
Balance, December, 2020	-	$-
Warrants issued	9,098,514	33,989,639
Revaluation of warrant liabilities	-	(1,551,013)
Foreign currency translation	-	(495,261)
Balance, December, 2021	9,098,514	$31,943,365
Warrants issued	3,029,748	7,007,643
Warrants cancelled (note 15(b)(ii))	(3,029,748)	(5,887,840)
Pre-funded warrants issued (note 15(b)(ii))	300,000	927,463
Pre-funded warrants exercised (note 15(b)(ii))	(300,000)	(927,463)
Revaluation of warrant liabilities	-	(32,010,637)
Foreign currency translation	-	(230,834)
Balance, December, 2022	9,098,514	821,697
Revaluation of warrant liabilities	-	4,522,523
Foreign currency translation	-	112,529
Balance, December 31, 2023	9,098,514	$5,456,749

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at		As at		As at
	December 31,	Issued	December 31,	Issued	December 31,
	2023	in 2022	2022	in 2021	2021
Spot price (in CAD$)	$3.06	$3.78	$0.47	$6.04	$5.97
Risk-free interest rate	3.91%	1.62%	4.07%	0.66%	1.03%
Expected annual volatility	123%	145%	143%	139%	147%
Expected life (years)	1.00	3.50	2.01	3.43	2.72
Dividend	nil	nil	nil	nil	nil

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

14.	Warrant liabilities (continued)

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2023 and December 31, 2022:

	Warrants outstanding and	Weighted average exercise price
Expiry date	exercisable	(CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2021:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	3,121,099	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	3,894,081	7.11
	9,098,514	7.64

15.	Share capital

a)	Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share. Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting share.

b)	Subordinate voting shares and proportionate voting shares issued

Year ended December 31, 2023

(i) During the year ended December 31, 2023, the Company issued 556,954 subordinate voting shares at an average share price of $1.927 for a total aggregate of $1,073,244 pursuant to the at-the-market equity program.

Year ended December 31, 2022

(ii) On March 9, 2022, the Company closed a private placement with a single institutional investor for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (the “Pre-Funded Warrants”) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant, and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross cash proceeds of $10,424,453 (CAD$13,330,861) and the cancellation of warrants. The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. A fair value of $7,007,643 was assigned to the Warrants. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at amortized cost. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 and initial issuance costs was then accounted as an increase in share capital of $927,463.

In connection with the private placement, the investor agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued on March 16, 2021, expiring on March 16, 2024, and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued on April 9, 2021, expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above-mentioned private placement and was accounted for as an increase in share capital of $5,887,616 for total proceeds from the private placement of $15,255,979.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

15.	Share capital (continued)

Year ended December 31, 2022 (continued)

H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commissions and expenses totaling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date. The broker warrants were assigned a fair value of $535,009 for total issuance costs of $1,615,593 of which $695,170 is recorded in net income as the cost of issuance of the warrants classified as liabilities and $102,138 in reduction of the Pre-Funded Warrants.

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

(iii) During May 2022, the Company received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation. As at December 31, 2023, the Company repurchased 165,200 subordinate voting shares for a total repurchase price of $255,525.

(iv) On November 1, 2022, the Company issued 19,391 subordinate voting shares (valued at $13,816) to settle a debt of $92,825 with a creditor.

Year ended December 31, 2021

(v) On February 9, 2021, the Company issued 66,667 subordinate voting shares to settle a debt of $40,000 with two third-party creditors.

(vi) On January 8, 2021, the Company closed a non-brokered private placement for 116,625 subordinate voting shares for CAD$2.43 for gross proceeds of $220,551 (CAD$283,400).

(vii) On February 18, 2021, the Company closed a non-brokered private placement financing for 1,646,090 subordinate voting shares for CAD$2.43 for gross proceeds of $3,124,018 (CAD$4,000,000). In connection with the private placement, the Company will pay a commission of 49,383 shares to third-party advisors.

(viii) On March 16, 2021, the Company closed a non-brokered private placement financing for 3,121,099 units for CAD$8.01 per unit for gross proceeds of $19,985,611 (CAD$25 million). 3,121,099 subordinate voting shares of the Company and warrants to purchase 3,121,099 subordinate voting shares were issued. The warrants have an exercise price of CAD$9.42 per subordinate voting share and exercise period of three years from the issuance date. A fair value of $14,214,397 was assigned to the warrants.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commissions and expenses totaling $1,978,303 and 249,688 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$10.01 at any time for a period of three years from the issuance date. The broker warrants were assigned a fair value of $1,124,704 for total issuance costs of $3,103,007 of which $2,197,403 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

15.	Share capital (continued)

Year ended December 31, 2021 (continued)

(ix) On April 9, 2021, the Company closed a non-brokered private placement financing for 3,894,081 units for CAD$6.42 per unit for gross proceeds of $19,748,795 (CAD$25 million). 3,894,081 subordinate voting shares of the Company and warrants to purchase 3,894,081 subordinate voting shares were issued. The warrants have an exercise price of CAD$7.11 per subordinate voting share and exercise period of four years from the issuance date. A fair value of $14,205,769 was assigned to the warrants.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent and received cash commissions and expenses totaling $1,695,460 and 311,526 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$8.025 at any time for a period of four years from the issuance date. The broker warrants were assigned a fair value of $1,121,763 for total issuance costs of $2,817,223 of which $2,008,069 is recorded in net loss as the cost of issuance of the warrants classified as liabilities.

The fair value of $1,121,763 was estimated using the following assumptions and inputs: share price of CAD$5.49; exercise price of CAD$8.025; expected dividend yield of 0%; expected volatility of 143% which is based on comparable companies; risk-free interest rate of 0.77%; and an expected average life of four years.

(x) On June 18, 2021, the Company closed a non-brokered private placement financing for 2,777,779 units for CAD$5.40 per unit for gross proceeds of $12,025,016 (CAD$15 million). 2,777,779 subordinate voting shares of the Company and warrants to purchase 2,083,334 subordinate voting shares were issued. The warrants have an exercise price of CAD$5.97 per subordinate voting share and exercise period of three years from the issuance date. A fair value of $5,569,473 was assigned to the warrants.

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

(xi) On November 30, 2021, the Company issued 16,136 subordinate voting shares (valued at $40,000) to settle a debt of $40,000 with a third-party creditor.

16.	Warrants

		Weighted Average
	Number of	Exercise Price
	Warrants	(CAD$)
Balance, December 31, 2020	36,858	5.25
Issued	783,436	8.30
Expired	(36,858)	5.25
Balance, December 31, 2021	783,436	8.30
Issued (note 15(b)(ii))	242,380	6.25
Balance, December 31, 2022 and December 31, 2023	1,025,816	7.81

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

16.	Warrants (continued)

The following table reflects the warrants issued and outstanding as of December 31, 2023:

		Weighted
Number of		Average
Warrants	Exercise	Contractual
Outstanding	Price (CAD$)	Life (years)	Expiry Date
249,688	10.01	0.21	March 16, 2024(1)
222,222	6.75	0.47	June 18, 2024(1)
311,526	8.025	1.27	April 9, 2025(1)
242,380	6.25	1.69	September 9, 2025(1)
1,025,816	7.81	0.94

The following table reflects the warrants issued and outstanding as of December 31, 2022:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	1.21	March 16, 2024(1)
222,222	6.75	1.47	June 18, 2024(1)
311,526	8.025	2.27	April 9, 2025(1)
242,380	6.25	2.69	September 9, 2025(1)
1,025,816	7.81	1.94

The following table reflects the warrants issued and outstanding as of December 31, 2021:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	2.21	March 16, 2024(1)
222,222	6.75	2.47	June 18, 2024(1)
311,526	8.025	3.27	April 9, 2025(1)
783,436	8.30	2.71

(1)	Broker warrants.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

17.	Stock options and restricted share units

(a)	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2020	625,000	2.88
Granted (i)(ii)(iii)(iv)(v)	1,823,497	6.03
Exercised(1)	(75,000)	3.17
Expired / cancelled	(28,332)	6.09
Balance, December 31, 2021	2,345,165	5.28
Expired / cancelled	(1,153,331)	5.46
Balance, December 31, 2022	1,191,834	5.11
Expired / cancelled	(499,664)	5.13
Balance, December 31, 2023	692,170	5.09

(1)  The market price on the date of exercise was CAD$8.88.

(i) On January 5, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 550,164 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$3.75 and expires on January 5, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$2.76 per option was estimated for the 550,164 stock options on the date of grant with the following assumptions and inputs: share price of CAD$3.03; exercise price of CAD$3.75; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.39%; and an expected average life of five years.

(ii) On February 24, 2021, the Company granted stock options to consultants of the Company to acquire an aggregate of 50,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$13.92 and expires on February 24, 2026. The stock options vested immediately.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

17.	Stock options and restricted share units (continued)

A value of CAD$12.78 per option was estimated for the 50,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$13.92; exercise price of CAD$13.92; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.73%; and an expected average life of five years.

(iii) On March 26, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 533,333 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.47 and expires on March 25, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$6.87 per option was estimated for the 533,333 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.47; exercise price of CAD$7.47; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.90%; and an expected average life of five years.

(iv) On May 17, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 430,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.35 and expires on May 17, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$6.09 per option was estimated for the 430,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.86; exercise price of CAD$7.35; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

(v) On June 22, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 260,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$4.20 and expires on June 22, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$3.06 per option was estimated for the 260,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$4.02; exercise price of CAD$4.20; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

The underlying expected volatility of all option grants was determined by reference to historical data of comparable companies’ share prices over the expected stock option life.

The following table reflects the stock options issued and outstanding as of December 31, 2023:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	1.13	258,334	258,334	-
January 5, 2026	3.75	2.02	183,498	183,498	-
February 24, 2026	13.92	2.15	50,000	50,000	-
March 25, 2026	7.47	2.23	116,668	116,668	-
May 17, 2026	7.35	2.38	55,001	55,001	-
June 22, 2026	4.20	2.48	28,669	28,669	-
	5.09	1.78	692,170	692,170	-

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

17.	Stock options and restricted share units (continued)

The following table reflects the stock options issued and outstanding as of December 31, 2022:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	2.13	408,334	408,334	-
January 5, 2026	3.75	3.02	258,498	258,498	-
February 24, 2026	13.92	3.16	50,000	50,000	-
March 25, 2026	7.47	3.23	233,334	233,334	-
May 17, 2026	7.35	3.38	155,000	155,000	-
June 22, 2026	4.20	3.48	86,668	86,668	-
	5.11	2.84	1,191,834	1,191,834	-

The following table reflects the stock options issued and outstanding as of December 31, 2021:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	3.13	575,000	575,000	-
January 5, 2026	3.75	4.02	525,164	525,164	-
February 24, 2026	13.92	4.15	50,000	50,000	-
March 25, 2026	7.47	4.23	525,000	525,000	-
May 17, 2026	7.35	4.38	421,667	421,667	-
June 22, 2026	4.20	4.48	248,334	248,334	-
	5.28	4.96	2,345,165	2,345,165	-

(b)	Restricted share units

The Company has an RSU plan whereby there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of RSUs for the periods ended December 31, 2023 and 2022:

Number of RSUs
Balance, December 31, 2021	-
Granted	1,449,250
Cancelled	(10,000)
Balance, December 31, 2022	1,439,250
Granted	77,232
Converted	(479,582)
Balance, December 31, 2023	1,036,900

During the year ended December 31, 2022, the Company granted 1,449,250 RSUs to officers, directors, employees and advisors. These RSUs vest one-third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $5,725,262.

During the year ended December 31, 2023, the Company granted 77,232 RSUs to advisors. These RSUs vest one year from the date of grant. The grant date fair value of the RSUs was $120,386.

For the year ended December 31, 2023, the Company recorded share based compensation for these RSUs of $1,620,777 (year ended December 31, 2022 - $3,296,238; year ended December 31, 2021 - $nil).

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

18.	Income (loss) per share

	Year Ended December 31,
	2023	2022		2021
Net income (loss) for the year	$(21,885,410)	$4,329,342		$(3,132,693)
Net income (loss) per share - basic	$(0.77)	$0.16		$(0.14)
Net income (loss) per share – diluted(i)	$(0.77)	$0.15	*	$(0.14)
Weighted average number of shares outstanding - basic	28,753,101	27,227,284		21,781,806
Weighted average number of shares outstanding – diluted	28,753,101	28,010,720		21,781,806

*	During the external audit of the Corporation’s financial statements for the year ended December 31, 2023, the Corporation determined that it was required to make an immaterial error correction to distinguish diluted net income (loss) per share from basic net income (loss) per share.

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

19.	Related party transactions

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

Remuneration of key management personnel of the Company was as follows:

Year Ended December 31,	2023	2022	2021
Professional fees (1)	$187,913	$307,534	$91,249
Salaries (1)	840,650	833,717	144,231
Share based compensation (2)	1,429,568	3,092,012	6,016,173
	$2,458,131	$4,233,263	$6,251,653

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share based compensation for officers and directors.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

20.	Additional information on the nature of comprehensive income (loss) components

	Year Ended December 31,
	2023	2022	2021
Expenses for employee benefits
Operating and maintenance costs	$737,354	$444,400	$384,427
Professional fees	187,913	307,534	91,249
Salaries	840,650	833,717	144,231
Share based compensation	1,620,777	3,296,238	7,804,271
	$3,386,694	$4,881,889	$8,424,178
Net financial expenses
Interest on loans	$228,374	$238,204	$96,134
Interest from promissory note receivable	(66,000)	-	-
Interest on lease liabilities	92,860	58,014	236,680
Accretion on PPA liability	(213,100)	-	-
	$42,134	$296,218	$332,814

21.	Cash flow supplemental information

	Year Ended December 31,
	2023	2022	2021
Digital currencies items
Digital currencies mined	$(18,128,241)	$(24,190,060)	$(24,952,344)
Bitcoin received from colocation services	(185,819)	-	-
Bitcoin received for electricity sales	(538,197)	-	-
Acquisition of digital currencies	-	(3,932,000)	-
Miner lease and hosting	614,813	9,768,179	3,469,287
Loss on digital currency option calls	-	1,950,000	-
Services paid in digital currencies	433,492	739,024	-
Loss (gain) on sale of digital currencies	(945,536)	11,574,330	(290,948)
Interest paid in digital currencies	-	216,329	-
Digital currencies for loan repayment	883,622	-	-
Digital currencies traded for cash	19,264,980	16,016,280	-
Loss (gain) on revaluation of digital currencies	(10,991)	3,386,890	-
	$1,388,123	$15,528,972	$(21,774,005)
Working capital items
Amounts receivable and prepaid expenses	$(1,320,109)	$574,129	$(1,604,703)
Accounts payable and accrued liabilities	1,946,961	72,325	842,584
Income tax receivable	76,062	(550,000)	-
Deposit payable	975,184	(1,277,500)	1,788,500
	$1,678,098	$(1,181,046)	$1,026,381

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

22.	Segmented reporting

The Company has three operating segments being cryptocurrency mining, sales of energy and colocation services located in the United States.

Year ended December 31, 2023	Cryptocurrency mining	Sales of energy	Colocation services	Total
Revenue	$18,128,241	$6,309,398	$1,675,269	$26,112,908
Cost of revenue	(14,646,658)	(4,225,676)	(1,345,590)	(20,217,924)
Depreciation and amortization	(14,595,972)	(327,447)	-	(14,923,419)
Miner lease and hosting agreement	(638,689)	-	-	(638,689)
Net profit (loss)	(24,097,391)	1,882,302	329,679	(21,885,410)

	Cryptocurrency	Sales of	Colocation
Year ended December 31, 2022	mining	energy	services	Total
Revenue	$24,190,060	$-	$-	$24,190,060
Cost of revenue	(17,760,786)	-	-	(17,760,786)
Depreciation and amortization	(10,709,108)	-	-	(10,709,108)
Miner lease and hosting agreement	(2,517,503)	-	-	(2,517,503)
Net income	4,329,342	-	-	4,329,342

	Cryptocurrency	Sales of	Colocation
Year ended December 31, 2021	mining	energy	services	Total
Revenue	$24,952,344	$-	$-	$24,952,344
Cost of revenue	(7,072,764)	-	-	(7,072,764)
Depreciation and amortization	(3,281,143)	-	-	(3,281,143)
Miner lease and hosting agreement	(3,469,287)	-	-	(3,469,287)
Net income	(3,132,693)	-	-	(3,132,693)

The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at December 31, 2023	Canada	United States	Total
Current assets	$30,078	$2,169,673	$2,199,751
Non-current assets	-	39,947,596	39,947,596
Total assets	$30,078	$42,117,269	$42,147,347

As at December 31, 2022	Canada	United States	Total
Current assets	$29,372	$6,100,481	$6,129,853
Non-current assets	-	46,469,708	46,469,708
Total assets	$29,372	$52,570,189	$52,599,561

As at December 31, 2021	Canada	United States	Total
Current assets	$179,396	$36,036,609	$36,216,005
Non-current assets	1,346,904	42,463,966	43,810,870
Total assets	$1,526,300	$78,500,575	$80,026,875

23.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2021.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

24.	Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm’s length third parties, the fair values of these payables are measured using relevant market input (Level 3). The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Promissory note receivable is due from an arm’s length third party, the fair value of this note is measured using relevant market input (Level 3). Digital currencies, amount owing to Northern Data and loan payable are measured at fair value using the quoted price on Gemini Exchange (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 14).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable, deposits and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

	Payments by period
As at December 31, 2023	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$4,510,757	$-	$-	$-	$4,510,757	$4,510,757
Deposit payable	-	1,486,184	-	-	1,486,184	1,486,184
Lease liabilities	151,286	316,325	54,024	-	521,635	447,514
Mortgage payable	400,500	-	-	-	400,500	389,064
Loan payable	253,630	356,710	-	-	610,340	610,340
	$5,316,173	$2,159,219	$54,024	$-	$7,529,416	$7,443,859

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

24.	Financial instruments and risk management (continued)

	Payments by period
As at December 31, 2022	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,345,175	$-	$-	$-	$2,345,175	$2,345,175
Amount owing to Northern Data	322,099	-	-	-	322,099	322,099
Deposit payable	-	511,000	-	-	511,000	511,000
Lease liabilities	146,880	307,111	214,524	-	668,515	547,471
Mortgage payable	534,000	400,500	-	-	934,500	877,127
	$3,348,154	$1,218,611	$214,524	$-	$4,781,289	$4,602,872

	Payments by period
	Less than			More than		Carrying
As at December 31, 2021	1 year	1-3 years	4-5 years	5 years	Total	Value
Accounts payable and accrued liabilities	$2,272,850	$-	$-	$-	$2,272,850	$2,272,850
Amount owing to Northern Data	2,940,412	-	-	-	2,940,412	2,940,412
Deposit payable	-	1,788,500	-	-	1,788,500	1,788,500
	$5,213,262	$1,788,500	$-	$-	$7,001,762	$7,001,762

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at December 31, 2023, 2022 and 2021, the foreign currency risk was considered minimal.

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

Digital currencies have a limited history, and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently only consist of Bitcoin. The Corporation’s Ethereum inventory was converted to cash during Q1 2023.

At December 31, 2023, had the market price of the Company’s holdings of digital currencies increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $82,288 (December 31, 2022 - $280,066; December 31, 2021 - $3,055,157).

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

25.	Income taxes

(a)	Provision for income taxes

	Year Ended December 31,
	2023	2022	2021
			(Restated)
Income (loss) before income taxes	$(21,885,410)	$2,791,875	$(832,074)
Combined statutory income tax rate	26.14%	26.14%	27.00%
Income tax benefit at the statutory tax rate	(5,719,752)	729,657	(224,660)
Non-deductible expenses	8,384	15,626	273,784
Revaluation of warrant liabilities	1,181,962	(8,365,980)	(418,774)
Foreign exchange gain	360,003	(593,325)	-
Share based compensation	421,396	-	1,304,058
Impairment of goodwill	-	329,506	-
Effect of lower tax rate of subsidiary	-	-	(103,388)
Other	-	59,931	126,874
Change in unrecognized deferred tax asset	3,748,007	6,287,118	1,342,725
Deferred Income tax (recovery) provision	$-	$(1,537,467)	$2,300,619

Current income taxes in the income statement	$-	$-	$127,340
Composition of deferred income taxes in the income statement
Inception and reversal of temporary differences	$(3,748,007)	$(7,824,585)	$2,089,839
Prior period adjustment	-	-	83,440
Change in unrecognized deferred tax asset	3,748,007	6,287,118	-
Deferred Income tax (recovery) provision	$-	$(1,537,467)	$2,173,279
Total income tax expense (recovery) for the year	$-	$(1,537,467)	$2,300,619

(b)	Deferred income tax

Movement of deferred income tax in 2023:

	January 1, 2023	Profit or loss	Other Comprehensive Income	Equity	December 31, 2023
Property, plant and equipment	$(5,030,883)	$5,030,883	$-	$-	$-
Right of use assets	(663,423)	45,039	-	-	(618,384)
Digital currencies	1,186,090	(1,186,090)	-	-	-
Lease liabilities	143,082	(143,082)	-	-	-
Non-capital losses	4,365,134	(3,746,750)	-	-	618,384
Non-capital losses - Canada	593,325	(185,959)	-	-	407,366
Unrealized foreign exchange gain - Canada	(593,325)	185,959	-	-	(407,366)
Total	$-	$-	$-	$-	$-

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

25.	Income taxes (continued)

Movement of deferred income tax in 2022:

	January 1, 2022	Profit or loss	Other Comprehensive Income	Equity	December 31, 2022
Property, plant and equipment	$(1,781,767)	$(3,249,116)	$-	$-	$(5,030,883)
Right of use assets	(543,242)	(120,181)	-	-	(663,423)
Digital currencies	(1,047,759)	1,186,091	1,047,758	-	1,186,090
Lease liabilities	-	143,082	-	-	143,082
Stock based compensation	709,474	(638,992)	-	(70,482)	-
Non-capital losses	148,551	4,216,583	-	-	4,365,134
Non-capital losses - Canada	-	593,325	-	-	593,325
Unrealized foreign exchange gain - Canada	-	(593,325)	-	-	(593,325)
Total	$(2,514,743)	$1,537,467	$1,047,758	$(70,482)	$-

Movement of deferred income tax in 2021:

	January 1,	Profit or	Other Comprehensive		December 31,
	2021	loss	Income	Equity	2021
Property, plant and equipment	$(755,431)	$(1,026,336)	$-	$-	$(1,781,767)
Right of use assets	(630,826)	87,584	-	-	(543,242)
Digital currencies	(701,451)	-	(346,308)	-	(1,047,759)
Lease liabilities	665,439	(665,439)	-	-	-
Stock based compensation	-	637,673	-	71,801	709,474
Non-capital losses	1,356,631	(1,208,080)	-	-	148,551
Total	$(65,638)	$(2,174,598)	$(346,308)	$71,801	$(2,514,743)

As at December 31, 2023, 2022 and 2021, deductible timing differences available for which the Company has not recognized deferred tax asset are as follows:

	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
Property, plant and equipment	$4,699,113	$-	$-
Capital losses	11,951,649	-	-
Digital currencies	22,267	-	-
Share issue costs (Canada)	2,847,119	6,042,213	529,320
Stock based compensation	2,374,501	4,307,117	-
Lease liability	447,514	-	-
Other	315,521	-	-
Non-capital losses - USA	15,193,118	21,425,219	-
Non-capital losses - Canada	4,084,437	1,929,162	2,359,944
	$41,935,239	$33,703,711	$2,889,264

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

The Canadian non-capital losses for which no deferred tax asset was recognized expire in 2041 and 2043. The non- capital losses available in the United States have no expiry date. The capital losses available in the United States have expiry date of 5 year.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

26.	Subsequent events

(i)	On March 5, 2024, the Company announced that it signed a multi-year hosting agreement with a manufacturer of digital currency mining servers. Under the agreement, Digihost will receive an upfront deposit of approximately $1.8 million along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14MW of hosting.

(ii)	Subsequent to December 31, 2023, 3,955,993 warrants with a weighted average exercise price of CAD$7.70 expired unexercised.

(iii)	On August 5, 2024, the Company announced that it entered into subscription agreements with certain institutional investors for gross proceeds of up to US$4 million in a private placement of its equity securities (the “2024 Private Placement”), comprised of 3,636,363 units of the Company (“Units”) at a purchase price of US$1.10 per Unit, representing a premium of 9% to the most recent closing price of the Shares (as defined below) on Nasdaq. Each Unit is comprised of one subordinate voting share of the Company (a “Share”) and one warrant (a “2024 Warrant”), with each 2024 Warrant entitling the holder to purchase one additional Share. The 2024 Warrants have an exercise price of US$2.00 per Share and exercise period of three years from the issuance date. The 2024 Private Placement closed on August 15, 2024.