Form 20-F/A
period 2023-12-31
Digihost Technology Inc.
filed 2025-03-05
CIK 1854368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes No ☒

EXPLANATORY NOTE

Digihost Technology Inc. (the “Registrant”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Original Form 20-F”), as originally filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2024, to correct an error in its consolidated financial statements as at and for the years ended December 31, 2023, 2022 and 2021. The error was identified in response to comments received from SEC staff in connection with their review of the Original Form 20-F. The Registrant is filing restated consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021 (the “Restated Financial Statements”), including the Report of Independent Registered Public Accounting Firm with respect thereto.

The Restated Financial Statements have been restated to correct a material error in the statements of cash flows by reclassifying proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities. These matters are described in Note 2(w) to the Restated Financial Statements.

In addition, the Registrant has identified an additional material weakness in its internal control over financial reporting relating to its improper reclassification of proceeds from the sales of digital assets.

This Amendment No. 1 also amends the following portions of the Original Form 20-F:

●	ITEM 3.D. “Risk Factors”;

●	ITEM 5.A. “Operating Results”;

●	ITEM 5.B. “Liquidity and Capital Resources”;

●	ITEM 6.F. “Disclosure of the Corporation’s Action to Recover Erroneously Awarded Compensation”;

●	ITEM 15. “Controls and Procedures”;

●	ITEM 16.F. “Change in Registrant’s Certifying Accountant”; and

●	ITEM 19. “Exhibits.”

This Form 20-F includes currently dated certifications from the Registrant’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOX certifications”), and a currently dated consent of the Registrant’s Independent Registered Public Accounting Firm. The SOX certifications and consent of the Registrant’s Independent Registered Public Accounting Firm are included in this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1, 13.2 and 23.1, respectively.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was initially filed on September 16, 2024.

Any consolidated financial statements and related financial information for the periods contained in the Restated Financial Statements contained in any reports filed or furnished prior to the date hereof should no longer be relied upon.

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

The Corporation participates in a single mining pool, being the Foundry Pool. Consequently, the Corporation’s operations are substantially reliant on the mining pool operator and the terms of services and other terms and conditions that govern its relationship with the mining pool. The mining pool operator has the right to unilaterally modify the service agreement between the mining pool and the Corporation at any time without notice, including the right to modify the payout methodology or mining pool fees. In the event that any such modifications are unattractive or unacceptable to the Corporation, it may: (i) join a different mining pool; or (ii) commence mining independently. In the event that the Corporation is unable to make such a switch of its operations in a timely manner and its mining operations experience significant down time, it may experience a material adverse change.

There is a possibility insolvency, bankruptcy, or cessation of operations of the Corporation’s mining pool operator.

As of the date hereof, the Corporation participates in only one mining pool, being the Foundry Pool. In the event that the mining pool operator ceases making payments to the Corporation for whatever reason, including bankruptcy, insolvency or cessation of its operations, or for no reason, the Corporation would expect to immediately cease contributing its hash power to such mining pool and either: (i) join a different mining pool; or (ii) commence mining independently. The cost of switching, if such a switch is ever deemed necessary by the Corporation, is expected to be the lost revenues the Corporation would have earned had it been mining during the period in which it completes the switch. In the event that the Corporation is unable to make such a switch of its operations in a timely manner and its mining operations experience significant down time, it may experience a material adverse change.

If the Corporation ceases to participate in a Mining Pool and instead mines independently, it may be subject to certain additional risks and the impact of existing risks may be heightened.

In the event the Corporation ceases to participate in a Mining Pool and instead conducts Mining operations independently, it may be exposed to certain risks, including that the Corporation could experience a protracted period of failing to solve any blocks, causing a disruption in its revenue stream. In addition, independent Mining may heighten the impact of several of the other risks to the Corporation’s business, results of operations and financial condition, many of which are discussed in this “Risk Factors” section, including the effect of future halving events and the possible transition to proof of stake validation. In such a circumstance, the Corporation may need to borrow or raise additional capital to fund its operations. There can be no guarantee that the Corporation could obtain any such financing on commercially attractive terms or at all. See the risk factor below under the caption “The Corporation may be unable to obtain additional financing on acceptable terms or at all.”

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

General Business Risks Related to the Corporation

We have identified material weaknesses in our internal control over financial reporting relating to our improper reclassification of proceeds from the sales of digital assets as cash flows from operations rather than cash flows from investing activities and our failure to timely file our Annual Report on Form 20-F for the year ended December 31, 2022. We have also not timely filed this Annual Report. If we are unable to remediate these material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

We have identified material weaknesses in our internal control over financial reporting relating to our improper reclassification of proceeds from the sales of digital assets as cash flows from operations rather than cash flows from investing activities and from our failure to timely file our Annual Report on Form 20-F for the year ended December 31, 2022. We have also not timely filed this Annual Report.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To respond to the material weaknesses we identified, we plan to implement enhanced communication processes with our independent registered public accounting firm relating to future Public Company Accounting Oversight Board (“PCAOB”) audits of our financial statements, as described in ITEM 15. “Controls and Procedures.” Even if we successfully implement our remediation plan, there is no assurance that this initiative will ultimately have its intended effect.

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

The Corporation has three mining facilities located in Buffalo, New York, North Tonawanda, New York and Columbiana, Alabama. The Corporation’s power plant is also located in North Tonawanda. The Corporation’s site in North Tonawanda is a 60 MW combined cycle plant with 1.2EH of current operating hashrate. The Corporation’s site in Buffalo is an 18.7 MW utility powered site with an operating hashrate of 350PH. The Corporation’s site in Alabama is a 22 MW utility powered site with an operating hashrate of 500PH.

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

Colocation services: The Corporation recognizes revenue from its colocation services in line with IFRS 15 guidance when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services. The transaction price for colocation services includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

Under these agreements, the Corporation provides a portion of its power capacity available at its facilities to customers in exchange for the payment of the energy costs incurred by the running of the customers’ machines. Additionally, the Corporation is entitled to receive a percentage of the generated hashrate rewards from the running of customers’ machines at the Corporation’s locations. This information is attainable based on incurred power costs and rewards generated on the blockchain from machines being run and reviewed by both parties.

As it pertains to the Corporation’s colocation services agreements, each counterparty with which the Corporation has executed such an agreement is allowed the opportunity to select the mining pool(s) to which its miners’ computing power will be directed and from which the mining rewards will be received (e.g., Foundry pools). The Corporation is responsible for connecting the miners to the pool(s) and related monitoring. If the relevant counterparty wants to change or switch pools, they will have to request that of the Corporation, which is obligated to effectuate such change.

Sale of electricity: The Corporation recognizes revenue from the sale of electricity in line with IFRS 15 guidance when it has satisfied its performance obligation, which occurs as the electricity is provided to the customer. The Corporation supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Corporation’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due. The transaction price for sale of electricity includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

The Corporation also recognized revenue from the sale of energy of $3,272,005 for the period, compared to $nil in 2022, as the Corporation acquired a 60 MW power plant during Q1 2023. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold.

Pertaining to the Corporation’s singular agreement that constitutes the Sale of electricity revenue line, pursuant to the underlying agreement, the operator agreed to accept a minimum of 22 MW of energy capacity on a 24/7 basis at the delivery point, unless the operator and the Corporation mutually agree in writing to a lesser minimum usage amount due to economic or other reasons. On this basis, the Corporation believes that the counterparty is not contractually permitted to unilaterally turn off the miners at its election and must instead reach an agreement with the Corporation before any such action may be taken.

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

Cash Flows

Operating Activities

Cash used by operating activities for the year ended December 31, 2023 was $13,572,958 as compared to cash used of $15,495,179 for the year ended December 31, 2022. The difference is primarily attributable to the increase in depreciation and amortization expense on a comparative basis ($14,923,419 in 2023 versus $10,657,144 in 2022), an increase in digital currency items ($-17,876,857 in 2023 versus $3,444,692 in 2022), a change in warrant liability (a $4,522,523 loss in 2023 versus a $32,010,637 gain in 2022) and a gain on sale of equipment of $1,140,658 in 2022 ($nil in 2023).

Cash used by operating activities for the year ended December 31, 2022 was $15,495,179 as compared to cash used by operating activities of $8,859,594 for the year ended December 31, 2021. The difference is primarily attributable to the change in digital currencies items ($3,444,692 versus -$21,774,005) and the change in warrant liability (-$32,010,637 versus -$1,551,013), which offset other operating activity adjustments in the current year.

Investing Activities

Cash provided in investing activities for the year ended December 31, 2023 was $12,007,498 as compared to cash used in investing activities of $2,428,758 for the year ended December 31, 2022. In the current year, cash of $4,749,666 was used for the purchase of a power plant, $3,007,766 was used for the purchase of equipment, and digital currencies traded for cash was $19,264,980, with $499,950 received from the sale of equipment. In the prior year, digital currencies traded for cash was $16,016,280 and proceeds from the sale of old miners was $795,000, partially offset by the purchase of equipment for $14,685,038 and the acquisition of digital currencies of $4,555,000.

Cash used in investing activities for the year ended December 31, 2022 was $2,428,758 as compared to $34,724,780 for the year ended December 31, 2021. In the current year, digital currencies traded for cash was $16,016,280 and proceeds from the sale of old miners was $795,000, partially offset by the purchase of equipment for $14,685,038 and the acquisition of digital currencies of $4,555,000. In the prior year, cash of $33,924,780 was used for the procurement of equipment.

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

Restatement of Cash Flows

Originally, the Corporation classified the proceeds from sale of digital assets in the statements of cash flows as operating activities on the basis that its core business and main activities are related to digital assets. Digital assets are accounted for under IAS 38, Intangible Assets.

During 2024, in connection with the SEC’s review of the Original 20-F, the Corporation conducted a review of the presentation of the statements of cash flows to determine if the proceeds from sale of digital assets should be classified as investing activities rather than operating activities. In accordance with IAS 7, Cash flows, paragraph 16(b), cash receipts from sales of intangible assets are an example of cash flows arising from investing activities.

In December 2024, the Corporation concluded that the proper classification of the proceeds from sale of digital assets is an investing activity within the statements of cash flows. The Corporation determined that a restatement of financial information presented was necessary to correct the classification of proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities.

The errors were corrected in the Restated Financial Statements.

The effects of the restatement on the affected financial statement line items are as follows:

The Corporation determined that no adjustments were necessary for the fiscal year ended December 31, 2021 as the Corporation did not sell bitcoin for cash in 2021.

Adjustments to consolidated statements of cash flows for the year ended December 31, 2022 – Restatement

	Year ended December 31
	2022 (as reported)	Adjustments	2022 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	4,329,342	-	4,329,342
Adjustments for:
Proceeds from sale of digital assets	15,528,972	(12,084,280)	3,444,692
Net change in cash related to operating activities	(3,410,899)	(12,084,280)	(15,495,179)

Cash flows provided by (used in) in investing activities
Acquisition of digital currencies	-	(3,932,000)	(3,932,000)
Proceeds from sale of digital assets	-	16,016,280	16,016,280
Net change in cash related to investing activities	(14,513,038)	12,084,280	(2,428,758)

Adjustments to consolidated statements of cash flows for the year ended December 31, 2023 - Restatement

	Year ended December 31
	2023 (as reported)	Adjustments	2023 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	(21,885,410)	-	(21,885,410)
Adjustments for:
Proceeds from sale of digital assets	1,388,123	(19,264,980)	(17,876,857)
Net change in cash related to operating activities	5,692,022	(19,264,980)	(13,572,958)

Cash flows provided by (used in) in investing activities
Proceeds from sale of digital assets	-	19,264,980	19,264,980
Net change in cash related to investing activities	(7,257,482)	19,264,980	12,007,498)

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

In connection with this Amendment No. 1, the Corporation considered whether the restatement described in Note 2(w) to the Restated Financial Statements required recovery of erroneously awarded incentive-based compensation pursuant to the Executive Compensation Clawback Policy. The Corporation concluded that the restatement of previously issued financial statements described in Note 2(w) did not impact related performance metrics used for executive officer compensation, and, therefore, no recovery of incentive-based compensation was required.

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

In addition, subsequent to the filing of the Original Form 20-F, management identified an additional material weakness relating to the improper reclassification of proceeds from the sales of digital assets as cash flows from operations rather than cash flows from investing activities as presented in the financial statements filed as part of the Original Form 20-F, as discussed in greater detail in the Explanatory Note to this Amendment No. 1. This material weakness resulted from a lack of sufficient review of our financial statements, including review to determine the appropriate classification of proceeds from the sales of digital assets under IFRS, and resulted in a restatement of the financial statements as reflected in the Restated Financial Statements filed herewith.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management of the Corporation, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Corporation’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, has determined that the Corporation’s internal control over financial reporting was not effective as of December 31, 2023 due to material weaknesses in the Corporation’s internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, in conjunction with the preparation of this Annual Report, management of the Corporation determined that the Corporation did not timely communicate with and enable its independent registered public accounting firm (the “Auditor”) to timely complete a PCAOB audit of the Corporation’s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2022. The Corporation initially requested that the Auditor conduct an audit under Canadian auditing standards (CAS). After the completion of that audit, the Corporation subsequently informed the Auditor that an audit under PCAOB standards was required for purposes of its filing of the Annual Report on Form 20-F for the year ended December 31, 2022. That change necessitated additional procedures and documentation, resulting in the need for extra work. The more stringent PCAOB requirements contributed to the delay in the filing of the Annual Report on 20-F for the year ended December 31, 2022 and the identification of a material weakness. Although, for the years ended December 31, 2023 and 2022, the Corporation timely filed on SEDAR+ each of its Annual Information Forms, audited consolidated financial statements and management’s discussions and analyses required under applicable Canadian regulatory requirements, this Annual Report was also not timely filed. Subsequent to the filing of the Original Form 20-F, as described in (a) above, management of the Corporation determined that the Corporation did not properly classify proceeds from the sales of digital assets in its financial statements as cash flows from investing activities, rather than cash flows from operating activities.

Remediation of Material Weakness in Internal Control Over Financial Reporting

The Corporation plans to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operating effectively. The Corporation plans to implement enhanced communication processes with its Auditor to address the above material weaknesses and to allow future PCAOB audits to be completed in a timely manner, including to allow the Corporation to timely file future Annual Reports on Form 20-F.

The material weaknesses in the Corporation’s internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management’s efforts are ongoing, and the Corporation expects its remediation plan to be completed during 2025. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Corporation’s financial reporting may be materially and adversely affected, including as described in the “Risk Factors” section above.

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

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm, Raymond Chabot Grant Thornton LLP (“Raymond Chabot Grant Thornton”).

(in U.S. dollars)	Year Ended December 31, 2023		Year Ended December 31, 2022
Audit Fees		$475,206		$237,382
Audit-Related Fees		$147,265		$120,014
Tax Fees		$18,391		$40,336
All Other Fees	$	nil	$	nil
Total Fees Paid		$640,862		$397,732

Audit Fees: Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, quarterly review, and services that are normally provided by Raymond Chabot Grant Thornton in connection with statutory and regulatory filings.

Audit-Related Fees: Audit-related services consist of fees billed by Raymond Chabot Grant Thornton for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees: Tax fees consist of fees billed by Raymond Chabot Grant Thornton for professional tax services. These services also include assistance regarding federal, state and local tax compliance.

All Other Fees: Other fees would include fees for products and services provided by Raymond Chabot Grant Thornton other than the services reported above.

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

ITEM 16F. Change in Registrant’s Certifying Accountant

On November 27, 2024, Raymond Chabot Grant Thornton resigned at the Corporation’s request effective as of such date.

Following the foregoing, on November 27, 2024, the Corporation engaged Davidson & Company LLP (“Davidson”) as its independent registered public accounting firm to audit the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2024. The appointment of Davidson was recommended to the Corporation’s Board by the Audit Committee of the Board and subsequently approved by the Board.

The audit reports of Raymond Chabot Grant Thornton on the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 that are filed herewith did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, except to indicate that there was substantial doubt about the Corporation’s ability to continue as a going concern.

In connection with the audit of the Corporation’s financial statements for the fiscal years ended December 31, 2023 and 2022, and in the subsequent interim periods through November 27, 2024, there were (i) no disagreements within the meaning of Item 16F(a)(1)(iv) of Form 20-F between the Corporation and Raymond Chabot Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Raymond Chabot Grant Thornton, would have caused it to make reference to the subject matter thereof in connection with its reports for such years, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F, except for the material weaknesses described in ITEM 15.b “Management’s Annual Report on Internal Control over Financial Reporting” above.

Prior to engaging Davidson as the Corporation’s independent auditor for the fiscal year ended December 31, 2024, the Corporation had not consulted Davidson regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation’s financial statements or a reportable event, nor did the Corporation consult with Davidson regarding any matter that was either (i) the subject of any disagreements (as that term is described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with its prior auditor or (ii) a reportable event (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Corporation provided Raymond Chabot Grant Thornton with a copy of the disclosure above prior to its filing of this Annual Report and requested that Raymond Chabot Grant Thornton furnish the Corporation with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. Their letter to the SEC dated March 5, 2025 is filed as Exhibit 16.1 to this Amendment No. 1.

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

a.	Audited Financial Statements — for the years ended December 31, 2023, 2022 and 2021 and as of December 31, 2023, 2022 and 2021 (restated)

ITEM 18. Financial Statements

The Corporation has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Articles of Incorporation of Chortle Capital Corp. (incorporated by reference to Exhibit 1.1 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.2	Certificate of Change of Name to Hashchain Technology Inc. (incorporated by reference to Exhibit 1.2 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.3	Notice of Articles (incorporated by reference to Exhibit 1.3 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.4	Certificate of Change of Name to Digihost Technology Inc. (incorporated by reference to Exhibit 1.4 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.5	Notice of Articles (incorporated by reference to Exhibit 1.5 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.6	Notice of Articles (incorporated by reference to Exhibit 1.6 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
2(d)	Description of Securities (incorporated by reference to Exhibit 2(d) to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.1	Form of Employment Agreement (incorporated by reference to Exhibit 4.2 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.2	Digihost Technology Inc. Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)

4.3	Digihost Technology Inc. Restricted Share Unit Incentive Plan (incorporated by reference to Exhibit 4.4 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.4	Base Contract for the Sale of Energy Supply, dated as of February 6, 2018, by and between Bit Management LLC / NYAM, LLC and EnergyMark, LLC (incorporated by reference to Exhibit 4.5 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.5	Securities Purchase Agreement, dated as of March 11, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.6 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.6	Form of Common Shares Purchase Warrant, dated March 16, 2021 (incorporated by reference to Exhibit 4.7 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.7	Securities Purchase Agreement, dated as of April 6, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.8 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.8	Form of Common Shares Purchase Warrant, dated April 9, 2021 (incorporated by reference to Exhibit 4.9 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.9	Securities Purchase Agreement, dated as of June 15, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.10 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.10	Form of Common Shares Purchase Warrant, dated June 18, 2021 (incorporated by reference to Exhibit 4.11 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.11	Lease Agreement, dated as of December 21, 2021, by and between East Delavan Property, LLC and DGX Holding, LLC (incorporated by reference to Exhibit 4.12 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.12	Securities Purchase Agreement, dated as of March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.13 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.13	Form of Warrant Cancellation Agreement, dated March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.14 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.14	Form of Common Shares Purchase Warrant, dated March 9, 2022 (incorporated by reference to Exhibit 4.15 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.15	Form of Pre-Funded Common Shares Purchase Warrant, dated March 9, 2022 (incorporated by reference to Exhibit 4.16 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.16	Loan Agreement, dated as of February 5, 2023, by and between Digihost International, Inc. and Doge Capital LLC (incorporated by reference to Exhibit 4.17 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.17	Securities Purchase Agreement, dated as of August 5, 2024, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.17 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
4.18	Form of Common Shares Purchase Warrant, dated August 15, 2024 (incorporated by reference to Exhibit 4.18 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
4.19	Registration Rights Agreement, dated as of August 15, 2024, between Digihost Technology Inc. and each investor listed on the signature pages thereto (incorporated by reference to Exhibit 4.19 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(*)	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(*)	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from Raymond Chabot Grant Thornton LLP to the SEC, dated March 5, 2025
23.1	Consent of Raymond Chabot Grant Thornton LLP, independent registered accounting firm
97.1	Digihost Technology Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
101. INS(*)	Inline XBRL Instance Document
101.SCH(*)	Inline XBRL Taxonomy Extension Schema Linkbase Document
101. AL(*)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(*)	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(*)	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE(*)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document)

(*)	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A on its behalf.

DIGIHOST TECHNOLOGY INC.

/s/ Michel Amar
Michel Amar
Chief Executive Officer

Date: March 5, 2025

Report of Independent Registered
Public Accounting Firm

Report of Independent Registered Public Accounting Firm	Raymond Chabot Grant Thornton llp Suite 2000 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8

T 514-878-2691

To the Board of Directors and Shareholders Digihost Technology Inc.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Digihost Technology Inc. (the “Company”) as of December 31, 2023, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Restatement of previously issued financial statements

As discussed in Note 2(w) to the financial statements, the Company has restated its 2023 and 2022 financial statements to correct error.

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

We have served as the Company’s auditor from 2020 to 2024.

Montréal, Canada

September 16, 2024, except for Note 2(w), as to which the date is March 5, 2025.

Digihost Technology Inc.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at December 31,	2023	2022	2021
ASSETS
Current assets
Cash	$341,273	$1,850,622	$915,715
Digital currencies (note 3)	822,884	2,800,657	33,491,986
Amounts receivable and other assets (note 5)	867,257	1,234,175	1,808,304
Income tax receivable	168,337	244,399	-
Total current assets	2,199,751	6,129,853	36,216,005

Property, plant and equipment (note 6)	33,386,684	41,811,233	38,142,107
Right-of-use assets (note 7)	2,366,115	2,538,447	2,078,599
Intangible asset (note 8)	1,184,798	1,314,028	1,443,260
Amounts receivable and other assets (note 5)	2,159,314	-	1,346,904
Promissory note receivable (note 10)	850,685	806,000	800,000
Total assets	$42,147,347	$52,599,561	$80,026,875

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,510,757	$2,345,175	$2,272,850
Amount owing to Northern Data NY, LLC (note 3 and 6)	-	322,099	2,940,412
Lease liabilities (note 11)	110,651	99,957	-
Loans payable (note 12)	253,630	-	-
Income tax payable	-	-	305,601
Mortgage payable (note 13)	389,064	488,062	-
Total current liabilities	5,264,102	3,255,293	5,518,863

Deposits payable	1,486,184	511,000	1,788,500
Lease liabilities (note 11)	336,863	447,514	-
Mortgage payable (note 13)	-	389,065	-
Loans payable (note 12)	356,710	-	-
Deferred tax liability	-	-	2,514,743
Warrant liabilities (note 14)	5,456,749	821,697	31,943,365
Total liabilities	12,900,608	5,424,569	41,765,471
Shareholders’ equity
Share capital (note 15)	42,503,660	39,602,634	31,423,095
Contributed surplus	15,468,823	15,675,828	11,844,581
Cumulative translation adjustment	(2,228,447)	(3,491,583)	167,068
Digital currency revaluation reserve	-	-	3,706,624
Deficit	(26,497,297)	(4,611,887)	(8,879,964)
Total shareholders’ equity	29,246,739	47,174,992	38,261,404
Total liabilities and shareholders’ equity	$42,147,347	$52,599,561	$80,026,875

Nature of operations and going concern (note 1) Subsequent events (note 26)

Approved on behalf of the Board:

“Michel Amar”, Director	“Adam Rossman”, Director

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States Dollars)

Year Ended December 31,	2023	2022	2021
Revenue
Digital currency mining (note 3)	$18,128,241	$24,190,060	$24,952,344
Colocation services (note 3)	1,675,269	-	-
Sale of electricity (note 3)	3,037,393	-	-
Sale of energy (note 4)	3,272,005	-	-
Total revenue	26,112,908	24,190,060	24,952,344

Cost of digital currency mining
Cost of revenue	(20,217,924)	(17,760,786)	(7,072,764)
Depreciation and amortization	(14,923,419)	(10,709,108)	(3,281,143)
Miner lease and hosting agreement (note 3)	(638,689)	(2,517,503)	(3,469,287)
Gross profit (loss)	(9,667,124)	(6,797,337)	11,129,150

Expenses
Office and administrative expenses	(2,108,831)	(3,016,409)	(1,182,258)
Professional fees	(1,546,626)	(1,745,613)	(1,496,418)
Regulatory fees	(119,647)	(235,445)	(162,681)
Gain on sale of property, plant and equipment	-	1,140,658	1,552,295
Loss on settlement of debt	-	(294,306)	(390,290)
Foreign exchange gain (loss)	(1,377,475)	3,972,705	358,985
Gain (loss) on sale of digital currencies (note 3)	945,536	(11,574,330)	290,948
Loss on digital currency option calls	-	(1,950,000)	-
Change in fair value of loan payable	(310,521)	-	-
Change in fair value of promissory note receivable	50,685	-	-
Other income (expense)	54,528	(50,834)	98,443
Change in fair value of amount owing for Miner Lease Agreement	(267,551)	1,693,088	528,875
Share based compensation (note 17)	(1,620,777)	(3,296,238)	(7,804,271)
Loss on revaluation of digital currencies (note 3)	10,991	(3,256,530)	-
Impairment of goodwill (note 9)	-	(1,260,783)	-
Impairment of data miners (note 6)	-	(1,556,000)	-
Write-off of property, plant and equipment	(1,363,941)	-	-
Operating (loss) income	(17,320,753)	(28,227,374)	2,922,778
Revaluation of warrant liabilities (note 14)	(4,522,523)	32,010,637	1,551,013
Net financial expenses (note 20)	(42,134)	(296,218)	(332,814)
Private placements issuance costs	-	(695,170)	(4,973,051)
Net income (loss) before income taxes	(21,885,410)	2,791,875	(832,074)
Income tax expense	-	-	(127,340)
Deferred tax recovery (expense)	-	1,537,467	(2,173,279)
Net income (loss) for the year	(21,885,410)	4,329,342	(3,132,693)
Other comprehensive income (loss)
Items that will be reclassified to net income	1,263,136	(3,658,651)	48,906
Foreign currency translation adjustment
Items that will not be reclassified to net income	-	(3,706,624)	1,724,123
Revaluation of digital currencies, net of tax
Total comprehensive loss for the year	$(20,622,274)	$(3,035,933)	$(1,359,664)

Basic income (loss) per share (note 18)	$(0.77)	$0.16	$(0.14)
Diluted income (loss) per share (note 18)	$(0.77)	$0.15 *	$(0.14)

*	During the external audit of the Corporation’s financial statements for the year ended December 31, 2023, the Corporation determined that it was required to make an immaterial error correction to distinguish diluted net income (loss) per share from basic net income (loss) per share.

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc. Consolidated Statements of Cash Flows (Restated) (Expressed in United States Dollars)

Year Ended December 31,	2023 (Restated)	2022 (Restated)	2021
Operating activities
Net income (loss) for the year	$(21,885,410)	$4,329,342	$(3,132,693)
Adjustments for:
Digital currencies items (note 21) (restated)	(17,876,857)	3,444,692	(21,774,005)
Interest income accrual	(48,000)	-	-
Gain on sale of property, plant and equipment	-	(1,140,658)	(1,552,295)
Depreciation of right-of-use assets	172,332	142,324	198,291
Depreciation and amortization	14,871,456	10,657,144	3,082,852
Interest on lease liabilities	92,860	58,014	236,680
Change in fair value of amount owing for Miner Lease Agreement	267,551	(1,693,088)	(528,875)
Share based compensation	1,620,777	3,296,238	7,804,271
Change in warrant liability	4,522,523	(32,010,637)	(1,551,013)
Share issuance cost	-	695,170	4,973,051
Loss on settlement of debt	-	294,306	390,290
Interest accrued on loan payable	138,300	(6,000)	-
Income tax expense	-	-	127,340
Change in fair value of loan payable	310,521	-	-
Change in fair value of promissory note receivable	(50,685)	-	-
Accretion on liability	(126,026)	-	-
Impairment of goodwill	-	1,260,783	-
Impairment of data miners	-	1,556,000	-
Write-off of property, plant and equipment	1,363,941	-	-
Deferred tax (recovery) expense	-	(1,537,467)	2,173,279
Foreign exchange loss (gain)	1,375,661	(3,660,296)	(333,148)
Working capital items (note 21)	1,678,098	(1,181,046)	1,026,381
Net cash provided by (used in) operating activities (restated)	(13,572,958)	(15,495,179)	(8,859,594)

Investing activities
Purchase of property, plant and equipment	(3,007,766)	(14,685,038)	(33,924,780)
Proceeds from sale of property, plant and equipment	499,950	795,000	-
Acquisition of digital currency option calls	-	(623,000)	-
Acquisition of digital currencies (restated)	-	(3,932,000)	-
Digital currencies traded for cash (restated)	19,264,980	16,016,280	-
Promissory note receivable	-	-	(800,000)
Business combination (note 4)	(4,749,666)	-	-
Net cash used in investing activities (restated)	12,007,498	(2,428,758)	(34,724,780)

Financing activities
Proceeds from private placement, net of costs	-	8,314,269	50,218,093
Proceeds from pre-funded warrants	-	1,029,600	-
Repurchase of shares	-	(255,525)	(599,997)
Repayment of mortgage	(534,000)	(133,500)	-
Proceeds of shares issued for cash	1,073,244	-	-
Proceeds from loans payable	691,500	10,000,000	1,473,495
Repayment of loans payable	(1,027,753)	-	(3,975,083)
Lease payments	(146,880)	(96,000)	(2,647,669)
Net cash provided by financing activities	56,111	18,858,844	44,468,839

Net change in cash	(1,509,349)	934,907	884,465
Cash, beginning of year	1,850,622	915,715	31,250
Cash, end of year	$341,273	$1,850,622	$915,715

Supplemental information
Interest paid	$-	$238,204	$117,697

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

●

Colocation services: The Company recognizes revenue from its colocation services in line with IFRS 15 guidance when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services. The transaction price for colocation services includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

Under these agreements, the Company provides a portion of its power capacity available at its facilities to customers in exchange for the payment of the energy costs incurred by the running of the customers’ machines. Additionally, the Company is entitled to receive a percentage of the generated hashrate rewards from the running of customers’ machines at the Company’s locations. This information is attainable based on incurred power costs and rewards generated on the blockchain from machines being run and reviewed by both parties.

As it pertains to the Company’s colocation services agreements, each counterparty with which the Company has executed such an agreement is allowed the opportunity to select the mining pool(s) to which the computing power will be directed and from which the mining rewards will be received (e.g., Foundry pools). The Company is responsible for connecting the miners to the pool(s) and related monitoring. If the relevant counterparty wants to change or switch pools, they will have to request that of the Company, which is obligated to effectuate such change.

●

Sale of electricity: The Company recognizes revenue from the sale of electricity in line with IFRS 15 guidance when it has satisfied its performance obligation, which occurs as the electricity is provided to the customer. The Company supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Company’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due. The transaction price for sale of electricity includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

Pertaining to the Company’s singular agreement that constitutes the Sale of electricity revenue line, pursuant to the underlying agreement, the operator agreed to accept a minimum of 22 MW of energy capacity on a 24/7 basis at the delivery point, unless the operator and the Company mutually agree in writing to a lesser minimum usage amount due to economic or other reasons. On this basis, the Company believes that the counterparty is not contractually permitted to unilaterally turn off the miners at its election and must instead reach an agreement with the Company before any such action may be taken.

●

Sale of energy: The Company recognizes revenue from the sale of energy in line with IFRS 15 guidance upon the satisfaction of the performance obligation, specifically at the point when control of the energy is transferred to the end customer. This key moment reflects the Company’s fulfillment of its contractual duties.

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

(w)	Restatement of statements of cash flows

The statements of cash flows have been restated to reclassify the cash proceeds from the sale of digital assets and the cash disbursements related to their acquisition, which are accounted for as intangible assets under IAS 38, from cash flows from operations to cash flows from investing activities.

Originally, the Company classified the proceeds from sale of digital assets in the statements of cash flows as operating activities on the basis that its core business and main activities are related to digital assets. Digital assets are accounted for under IAS 38, Intangible Assets.

The effects of the restatement on the affected financial statement line items are as follows:

The Company determined that no adjustments were necessary for the fiscal year ended December 31, 2021 as the Company did not sell bitcoin for cash in 2021.

Adjustments to consolidated statements of cash flows for the year ended December 31, 2022 – Restatement

	Year ended December 31
	2022 (as reported)	Adjustments	2022 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	4,329,342	-	4,329,342
Adjustments for:
Proceeds from sale of digital assets	15,528,972	(12,084,280)	3,444,692
Net change in cash related to operating activities	(3,410,899)	(12,084,280)	(15,495,179)

Cash flows provided by (used in) in investing activities
Acquisition of digital currencies	-	(3,932,000)	(3,932,000)
Proceeds from sale of digital assets	-	16,016,280	16,016,280
Net change in cash related to investing activities	(14,513,038)	12,084,280	(2,428,758)

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

Adjustments to consolidated statements of cash flows for the year ended December 31, 2023 - Restatement

	Year ended December 31
	2023 (as reported)	Adjustments	2023 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	(21,885,410)	-	(21,885,410)
Adjustments for:
Proceeds from sale of digital assets	1,388,123	(19,264,980)	(17,876,857)
Net change in cash related to operating activities	5,692,022	(19,264,980)	(13,572,958)

Cash flows provided by (used in) in investing activities
Proceeds from sale of digital assets	-	19,264,980	19,264,980
Net change in cash related to investing activities	(7,257,482)	19,264,980	12,007,498)

3.	Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at	As at	As at
	December 31,	December 31,	December 31,
	2023	2022	2021
Bitcoin	$822,884	$1,842,177	$29,770,994
Ethereum	-	958,480	3,720,992
	$822,884	$2,800,657	$33,491,986

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2020	154	$4,508,042	-	$-	$4,508,042
Bitcoin mined(2)	519	24,952,344	-	-	24,952,344
Received from sale of property, plant and equipment	24	1,347,977	63	204,318	1,552,295
Received from private placement	1	47,671	-	-	47,671
Acquisition (disposal) of digital currencies	(66)	(3,347,790)	974	3,347,034	(756)
Acquisition of property, plant and equipment	-	-	(36)	(163,942)	(163,942)
Gain on sale of digital currencies	-	235,067	-	55,881	290,948
Revaluation adjustment(1)	-	2,027,683	-	277,701	2,305,384
Balance, December 31, 2021	632	$29,770,994	1,001	$3,720,992	$33,491,986
Bitcoin mined for Digihost(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies(5)	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies traded for cash(5)	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	1,842,177	801	958,480	2,800,657
Bitcoin mined(2)	640	18,128,241	-	-	18,128,241
Bitcoin received from colocation services(3)	6	185,819	-	-	185,819
Bitcoin received for electricity sales(3)	18	538,197	-	-	538,197
Digital currencies traded for cash(5)	(655)	(18,018,987)	(801)	(1,245,993)	(19,264,980)
Digital currencies paid for services	(20)	(433,492)	-	-	(433,492)
Digital currencies for loan repayment	(30)	(883,622)	-	-	(883,622)
Bitcoin remitted to Northern Data(2)	(51)	(1,204,463)	-	-	(1,204,463)
Gain on sale of digital currencies	-	658,023	-	287,513	945,536
Revaluation adjustment(1)	-	10,991	-	-	10,991
Balance, December 31, 2023(4)	19	$822,884	$-	-	$822,884

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

Years Ended December 31, 2023, 2022 and 2021

(Expressed in United States Dollars)

20.	Additional information on the nature of comprehensive income (loss) components

	Year Ended December 31,
	2023	2022	2021
Expenses for employee benefits
Operating and maintenance costs	$737,354	$444,400	$384,427
Professional fees	187,913	307,534	91,249
Salaries	840,650	833,717	144,231
Share based compensation	1,620,777	3,296,238	7,804,271
	$3,386,694	$4,881,889	$8,424,178
Net financial expenses
Interest on loans	$228,374	$238,204	$96,134
Interest from promissory note receivable	(66,000)	-	-
Interest on lease liabilities	92,860	58,014	236,680
Accretion on PPA liability	(213,100)	-	-
	$42,134	$296,218	$332,814

21.	Cash flow supplemental information (restated)

	Year Ended December 31,
	2023 (Restated)	2022 (Restated)	2021
Digital currencies items
Digital currencies mined	$(18,128,241)	$(24,190,060)	$(24,952,344)
Bitcoin received from colocation services	(185,819)	-	-
Bitcoin received for electricity sales	(538,197)	-	-
Miner lease and hosting	614,813	9,768,179	3,469,287
Loss on digital currency option calls	-	1,950,000	-
Services paid in digital currencies	433,492	739,024	-
Loss (gain) on sale of digital currencies	(945,536)	11,574,330	(290,948)
Interest paid in digital currencies	-	216,329	-
Digital currencies for loan repayment	883,622	-	-
Loss (gain) on revaluation of digital currencies	(10,991)	3,386,890	-
	$(17,876,857)	$3,444,692	$(21,774,005)
Working capital items
Amounts receivable and prepaid expenses	$(1,320,109)	$574,129	$(1,604,703)
Accounts payable and accrued liabilities	1,946,961	72,325	842,584
Income tax receivable	76,062	(550,000)	-
Deposit payable	975,184	(1,277,500)	1,788,500
	$1,678,098	$(1,181,046)	$1,026,381

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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

Digihost Technology Inc.

Notes to Consolidated Financial Statements (Restated)

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