Form 20-F
period 2024-12-31
Digi Power X Inc.
filed 2025-03-31
CIK 1854368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________ to _________________________

Commission file number: 001-40527

DIGI POWER X INC.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1T4
Canada
(Address of principal executive offices)

Michel Amar, CEO

(818) 280-9758
michel@digihostblockchain.com
110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1T4
Canada
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate Voting Shares	DGXX	Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of subordinate voting shares outstanding as of December 31, 2024 was 33,011,600.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes No ☒

DIGI POWER X INC.

FORM 20-F ANNUAL REPORT

i

Introduction

As used in this Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (this “Annual Report”), the terms the “Corporation,” “DGXX,” “we,” “our” and “us” refer to Digi Power X Inc. (formerly known as Digihost Technology Inc.) and its subsidiaries, unless otherwise indicated or the context otherwise requires. We refer you to the documents attached as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal Canadian corporate offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4. Our principal U.S. office is located at 218 NW 24th Street, 2nd Floor, Miami, Florida 33127.

We file reports and other information with the Securities and Exchange Commission (the “SEC”). You may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov/EDGAR. We also file reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”), which are accessible at www.sedarplus.ca.

About the Corporation

We are an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets. We integrate power, digital infrastructure, and compute at scale to fuel next-generation, energy-intensive use cases, such as Bitcoin mining and high-performance computing (“HPC”). We regularly evaluate opportunities to leverage our power, digital infrastructure, and compute to maximize our risk-adjusted returns from Bitcoin mining and HPC, as well as other power-applications we pursue in the future.

Through our newly-formed subsidiary, US Data Centers, Inc. (“US Data Centers”), we are focused on creating a platform dedicated entirely to delivering artificial intelligence (“AI”) and HPC solutions, ensuring purpose-built infrastructure for the next generation of computing. As its first major AI/HPC-focused initiative, US Data Centers plans to lead the transformation of the Corporation’s existing site in Columbiana, Alabama into a state-of-the-art Tier 3 data center designed to support next-generation AI and HPC workloads. The project is planned to be executed in two phases, with a total aggregate planned capacity following the project of 55 megawatts (“MW”). The Corporation plans to finance the project primarily through debt by leveraging anticipated predictable future revenues anticipated from the completion of the proposed project. This strategic investment by the Corporation underscores our commitment to expanding our infrastructure to meet the growing demand for AI-driven computing power and cloud services.

Financial and Other Information

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States dollars (“US$,” “USD” or “$”).

Cautionary Statements Regarding Forward-Looking Statements

This Annual Report and other publicly available documents, including the documents incorporated herein and therein by reference, contain or refer to forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws (“forward-looking statements”). Forward-looking statements can often be identified by forward-looking words, such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “may,” “potential” and “will,” or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, that address activities, events or developments that the Corporation believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements do not constitute historical fact but reflect management’s expectations and assumptions. Forward-looking statements in this Annual Report include, but are not limited to, statements with respect to:

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

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including the following:

●	The Corporation’s increasing focus on diversification into operating data centers may not prove to be successful;
●	The Corporation’s plan to develop a Tier 3 data center and other infrastructure projects involves significant risks, many of which are beyond the Corporation’s control;
●	The Corporation depends on significant customers for its data centers;
●	The Bitcoin block reward halves approximately every four years, which reduces the number of Bitcoin the Corporation would receive from solving blocks;

●	If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than of the Corporation) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Corporation’s mining operations;

●	The Corporation relies on a third-party mining pool operator;

●	Insolvency, bankruptcy or cessation of operations of a mining pool operator can have a material adverse effect on the Corporation;

●	The Corporation may be unable to obtain additional financing on acceptable terms or at all;
●	The Corporation may be required to sell its cryptocurrency portfolio to pay for expenses;

●	The Corporation’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

●	The Corporation may face delays in remediating the material weaknesses identified in its internal control over financial reporting;

●	Regulatory changes or actions may alter the nature of an investment in the Corporation or restrict the use of cryptocurrencies in a manner that adversely affects the Corporation’s operations;

●	Recent changes in U.S. political leadership and economic policies, as well as any future policy changes, may create uncertainty that materially affects the Corporation’s business and financial performance;

●	The value of cryptocurrencies may be subject to momentum pricing risk;

●	Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

●	Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

●	The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

●	The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

●	Acceptance and/or widespread use of cryptocurrency is uncertain;

●	The Corporation is subject to risks associated with the Corporation’s need for significant electrical power. The Corporation’s data center and mining operations require electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations;

●	The Corporation is exposed to hashrate and network difficulty, which could reduce the ability of the Corporation to remain competitive with its peers;

●	The Corporation’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

●	The Corporation’s coins may be subject to loss, theft or restriction on access;

●	Incorrect or fraudulent coin transactions may be irreversible;

●	The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

●	Technological obsolescence and difficulty obtaining hardware may adversely impact the Corporation’s operating results and financial condition;

●	Delays in the development of existing and planned cryptocurrency mining facilities may result in different outcomes than those intended;

●	Exposure to environmental liabilities and hazards may result in the imposition of fines, penalties and restrictions;

●	The Corporation’s success is largely dependent on the performance of the Corporation’s management and executive officers;

●	The Corporation may be unable to attract, develop and retain its key personal and establish adequate succession planning;

●	The Corporation faces competition from other data center and cryptocurrency companies;

●	Uninsured or uninsurable risks could result in significant financial liabilities;

●	The Corporation does not currently pay cash dividends, and, therefore, the Corporation’s shareholders will not be able to receive a return on their subordinate voting shares (“SV Shares”) unless they sell them;

●	The SV Shares are subject to volatility risk and there is no guarantee that an active or liquid market will be sustained for the SV Shares;

●	There are significant legal, accounting, and financial costs of being a publicly traded company which may reduce the resources available for the Corporation to deploy on its cryptocurrency mining operations;

●	Certain directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures;

●	The Corporation may be subject to litigation;

●	The Corporation could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation;

●	The Corporation has a limited history of operations and is in the early stage of development;

●	Ineffective management of growth could result in a failure to sustain the Corporation’s progress;

●	The Corporation may be subject to tax consequences which could reduce the Corporation’s profitability;

●	The Corporation may be exposed to risks from exchanging currencies, including currency exchange fees; and

●	The other factors discussed under the heading “Risk Factors” in this Annual Report on Form 20-F.

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

Risks Related to the Corporation’s Business

We operate in a rapidly evolving industry and have an evolving business model and strategy, which includes our increasing focus on diversification into operating data centers to drive the expansion of sustainable energy assets, as well as maintaining our bitcoin mining and hosting activities.

To stay current within the digital assets industry that is rapidly evolving, we expect the services and products offered by industry participants, including ourselves, to evolve and, thus, that our business model may need to evolve.

From time to time, we have modified, and may again in the future modify, aspects of our business model or engage in various strategic initiatives, which may be complimentary to our bitcoin mining operations. Our growth strategy includes exploring the expansion and diversification of our revenue sources into new markets. For example, we are increasing our focus on diversification into operating data centers to drive the expansion of sustainable energy assets. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business, damage our reputation and limit our growth. Such modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. Moreover, we may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our operating results. We cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the digital assets industry, the data center market or other markets we seek to expand into, and we may lose out on such opportunities. Additionally, any such changes to our business model or strategy could cause us to become subject to additional regulatory scrutiny and a number of additional requirements, including licensing and permit requirements. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and operating results.

Our plan to diversify our business by utilizing power at our facilities to support HPC and other AI-driven processes may not be profitable and may not occur on our expected timeline.

We believe the potential for data center hosting complements our current business model with expected stable, long-term and high-margin revenue. We also believe that using our existing infrastructure for data center customers provides more consistent dollar-based revenue and substantially less risk than our traditional bitcoin mining operations. However, the success of our data center services may not develop as anticipated, and may be affected by factors such as the reliability and timing of power supply, supply chain disruption (including local labor availability), the implementation of new tariffs and more restrictive trade regulations and changes in in-house specialized expertise to manage the business. A failure to successfully implement our data center strategy may adversely affect our business, prospects or operations.

Our plan to develop a Tier 3 data center and other infrastructure projects could involve significant risks to our business.

The development of the Corporation’s facility in Columbiana, Alabama into a Tier 3 data center and any other development and growth projects that the Corporation may undertake in the future are and may continue to be subject to execution and capital cost risks, including, but not limited to, risks relating to regulatory approvals; financing and availability of financing; cost escalations; cash flow constraints; construction delays; increased prices for and delays in obtaining building supplies, raw materials, and data center equipment; power and grid supply constraints; supply chain constraints; skilled labor and capital constraints; mechanics and other liens; cost reduction plans and strategic reviews. The Tier 3 data center development remains in its preliminary planning stage, and it is not yet known what, if any, risks or obstacles may occur during the subsequent planning and construction stages. The occurrence of any of the foregoing risks may have a material adverse effect on the Corporation, its liquidity and financial condition, its ability to operate, its workforce and its cash flows.

Our new strategic focus on HPC support and other AI-driven processes may not be successful, and its success, if any, will be dependent on the continuing development and resource and computational requirements of data center service applications, such as cloud computing, machine learning and artificial intelligence and continuing need for the infrastructure and services we provide.

If target customer markets, which are new and still developing, do not grow or develop as expected or in a manner consistent with our anticipated business model, our business, financial condition and results of operation would be adversely affected. Further, increases in power costs could negatively impact our target customers’ demand for services, harm our growth prospects and could have a material adverse effect on our business, financial condition and results of operations. Our success will be dependent in large part on our ability to attract additional customers for our data center services in a profitable manner, which we may not be able to do if: there is a reduction in the demand for HPC and AI-driven applications; rapid innovation and technological disruption in cloud computing, machine learning and artificial intelligence decrease computational requirements and therefore lower demand for data center services; high energy costs, supply chain disruptions (including labor availability), government regulation, and compliance costs increase data center service costs, reduces potential demand for services and reduce revenue and profitability; we fail to provide competitive hosting terms or effectively market them to potential customers; we provide hosting services that are deemed by existing and potential customers or suppliers to be inferior to those of our competitors, or that fail to meet customers’ or suppliers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred design features, security considerations and connectivity; businesses decide to host internally as an alternative to the use of our services; we fail to successfully communicate the benefits of our services to potential customers; we are unable to strengthen awareness of our brand; or we are unable to provide services that our existing and potential customers desire.

If we do not accurately predict our facility requirements, it could have a material adverse effect on our business, financial condition, and results of operations.

The development and maintenance of our facilities to support HPC and AI-driven processes may require us to devote a significant portion of our available cash. In order to manage growth and ensure adequate capacity for our planned and existing operations while minimizing unnecessary excess capacity costs, we regularly evaluate our short- and long-term infrastructure requirements. We may not accurately predict our short- and long-term requirements, and existing or future market demand may not be sufficient to fully utilize our capacity. If we overestimate our capacity requirements or the demand for our offerings and therefore secure excess capacity, our operating margins could be materially reduced and we could experience operating losses. If we underestimate our facility requirements, we may not be able to service our and our customers’ expanding needs and may be required to limit our growth opportunities or new customer acquisition, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on significant customers for our data centers.

Many factors, including global economic conditions, may cause our data center customers to experience a downturn in their businesses or otherwise experience a lack of liquidity, which may weaken their financial condition and impact our estimates as to the probability of collectability of payments, and ultimately result in their failure to make timely rental and other payments or their default under their agreements with us. Further, the development of new technologies, the adoption of new industry standards or other factors could render our data center customers’ current products and services obsolete or unmarketable and contribute to a downturn in their businesses, thereby increasing the likelihood that they default under their leases, become insolvent or file for bankruptcy. If a customer defaults or fails to make timely rent or other payments, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment, which could adversely affect our financial condition and results of operations.

If a customer becomes a debtor in a case under the U.S. Bankruptcy Code, we cannot evict the customer solely because of the bankruptcy. In addition, the bankruptcy court might authorize the customer to reject and terminate its contracts with us. Our claim against the customer for unpaid, future rent and other payments would be subject to a statutory cap that might be substantially less than the remaining amounts actually owed under their agreements with us. In either case, our claim for unpaid rent and other amounts would likely not be paid in full. Our revenue could be materially adversely affected if a significant customer were to become bankrupt or insolvent, suffer a downturn in its businesses, fail to renew its contract or renew on terms less favorable to us than its current terms.

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

In April 2024, the Bitcoin daily reward halved from 6.25 Bitcoin per block, or approximately 900 Bitcoin per day, to 3.125 Bitcoin per block, or approximately 450 Bitcoin per day. The Corporation continues to monitor the impact of the Bitcoin halving event on its operations and will continue to differentiate its revenue streams if necessary. Bitcoin halving events are expected to occur approximately every four years, and each halving event may have a potential deleterious impact on the Corporation’s profitability as the Corporation will be rewarded less Bitcoin for each new block it records. The next BTC halving is expected to occur in March 2028, at which time BTC block rewards will decrease from 3.125 BTC per block to 1.5625 BTC per block. While BTC prices have had a history of price fluctuations around BTC halving events, there is no guarantee that any price changes associated with a future halving event will be favorable or would compensate for the reduction in mining reward and the corresponding decrease in the compensation the Corporation receives from its mining operations.

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

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners (other than the Corporation) may not have an adequate incentive to continue mining and may cease their mining operations, which could adversely impact the Corporation’s mining operations.

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

There is a possibility insolvency, bankruptcy or cessation of operations of the Corporation’s mining pool operator.

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

Proof of stake is an alternative method in validating cryptocurrency transactions that is less dependent on the consumption of electricity. Should the algorithm for validating Bitcoin transactions, or transactions involving any cryptocurrency the Corporation mines in the future, shift from the current proof of work validation method to a proof of stake method, mining would likely require less energy, which may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. The Corporation, as a result of its efforts to optimize and improve the efficiency of its mining operations by seeking to acquire low cost, long-term electricity, may be exposed to the risk in the future of losing the relative competitive advantage it may have over some of its competitors as a result and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our ability to continue as a going concern, which could have a material adverse effect on our business, prospects or results of operations, the value of Bitcoin and any other cryptocurrencies the Corporation mines in the future and your investment in the SV Shares.

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

There is no assurance that the Corporation will be successful in obtaining any required financing(s) or that such financing(s) will be available on terms acceptable to the Corporation. Failure to obtain such additional financing could cause the Corporation to reduce or terminate its operations. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of the Corporation’s business objectives, including the acquisition of additional equipment, the expansion of the Corporation’s management team, the pursuit of strategic acquisitions and other aspects of the Corporation’s strategic plan. If the Corporation raises additional capital through the issuance of equity securities, the percentage ownership of the Corporation’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly issued equity securities may also have rights, preferences or privileges senior to those of the holders of the Corporation’s SV Shares. If the Corporation raises additional capital through the incurrence of indebtedness, the Corporation may be required to secure the financing with part or all of the Corporation’s assets, which could be sold or retained by the creditor should there be a default in the Corporation’s payment obligations. As a condition to a debt financing, restrictive covenants may be imposed on the Corporation that could limit the ability of the Corporation to operate its business and pursue its corporate strategy and other aspects of its business plan, which could result in the failure to capitalize on otherwise available opportunities and could place the Corporation at a competitive disadvantage compared to its competitors that have less debt. Furthermore, if the Corporation raises capital through a convertible debt offering, any conversion of the debt into equity would be dilutive to the Corporation’s existing shareholders. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Corporation may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Corporation from raising capital at times when it would otherwise be opportunistic to do so.

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

The U.S. political and economic environment could materially impact our business operations and financial performance, and uncertainty surrounding the potential legal, regulatory and policy changes by the new U.S. presidential administration may directly affect us and the global economy.

The recent changes in U.S. political leadership and economic policies, as well as any future policy changes, may create uncertainty that materially affects our business and financial performance. Shifts in legal, regulatory and trade policies, particularly under the new presidential administration, could disrupt our operations and long-term strategy.

For example, the U.S. federal government has recently announced the establishment of a strategic bitcoin reserve, and any subsequent large-scale purchases could create price volatility or artificial price suppression, making our mining operations less profitable. Additionally, increased government influence over the Bitcoin network could affect mining difficulty, transaction processing and other technical aspects, further impacting our business.

We also face risks from trade policy changes, including tariffs and restrictions on imports of mining equipment. The current administration has imposed, and may continue to impose, tariffs on imports from key manufacturing regions, which may increase costs and disrupt supply chains.

The scope and timing of potential policy changes remain uncertain, making it difficult to plan for or mitigate these risks. Any such changes could materially and adversely affect our business, financial condition and results of operations.

The value of cryptocurrencies may be subject to momentum pricing.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the cryptocurrency the Corporation mines and holds and thereby negatively affect the Corporation’s shareholders.

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

The continued development of existing and planned facilities is subject to various factors and may be delayed or adversely affected by such factors beyond the Corporation’s control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labor, defects in design or construction, diversion of management resources, insufficient funding or other resource constraints. Actual costs for development may exceed the Corporation’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

The Corporation is subject to risks associated with the Corporation’s need for significant electrical power and for such electrical power to be available at commercially feasible rates. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations.

The Corporation’s data center and cryptocurrency mining operations require substantial amounts of electrical power, and the Corporation’s operations can only be successful if the Corporation can obtain electrical power on a reliable and cost-effective basis. Shortages of natural gas, infrastructural damage to power plants or power carriage infrastructure, increases in demand for power or any other factor that contributes to a rise in the price of electrical power may render the Corporation’s data center and mining operations unprofitable. Additionally, in times of electricity shortages, government regulators may restrict or prohibit the provision of electricity to data center and/or cryptocurrency mining operations.

At the same time, the consumption by energy-intensive businesses, including the Corporation, of significant amounts of electrical power may potentially have a deleterious effect on the environment, which may cause government regulators to restrict the ability of electricity suppliers to provide electricity to such companies in order to curtail their energy consumption.

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

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects in programming codes have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create virtual Bitcoin assets have been relatively rare; however, attempts to discover flaws in or exploitations of the source code are not entirely uncommon. Hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges, thereby exposing the crypto-assets stored and traded on these platforms at risk.

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

There is a risk that some or all of the Corporation’s coins could be lost or stolen. Access to the Corporation’s coins could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which the Corporation maintains a hosted online wallet. Any of these events may adversely affect the operations of the Corporation and, consequently, its investments and profitability.

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

The Corporation’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

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

Equipment may require repair and replacement from time to time. Risks of shortages, including, but not limited to, shortages of graphics processing units, may lead to downtime as the Corporation searches for replacement equipment, which may decrease the cryptocurrency the Corporation is able to mine.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that mine cryptocurrency or are otherwise in cryptocurrency-related businesses have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. This happened to Corporation with Signature Bank in 2023 when it elected to stop servicing cryptocurrency-related businesses. Banks may refuse to provide bank accounts and other banking services to such companies or companies that accept cryptocurrencies as payment for their services or derive their value from cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many such businesses have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing Bitcoin and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Corporation’s cryptocurrency inventory.

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

General Business Risks Related to the Corporation

We have identified material weaknesses in our internal control over financial reporting relating to our improper reclassification of proceeds from the sales of digital assets as cash flows from operations rather than cash flows from investing activities and our failure to timely file our Annual Reports on Form 20-F for the years ended December 31, 2023 and 2022. If we are unable to remediate these material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

We have identified material weaknesses in our internal control over financial reporting relating to (a) the Corporation not having effective review and reconciliation procedures related to the period end balances in connection with the closing of financial statements for a particular period, and (b) the Corporation having insufficient procedures or processes to independently generate an expectation over the rewards that should be received from self-mining and colocation agreements based on the hashing power provided to the network, in order to assess the completeness and accuracy of rewards received from these revenue stream.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To respond to the material weaknesses we identified, we plan to implement review and reconciliation procedures for period end balances related to the items where a deficiency was noted and to establish and maintain an equipment list that will allow the Corporation to verify the Bitcoin rewards we receive from mining pools and colocation agreements, as described in ITEM 15. “Controls and Procedures.” Even if we successfully implement our remediation plan, there is no assurance that this initiative will ultimately have its intended effect.

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

Certain members of the Corporation’s management team have experience in the cryptocurrency industry, while others have experience in areas including financial management, corporate finance and sales and marketing. The experience of these individuals is a factor that will contribute to the Corporation’s continued success and growth. The Corporation relies on the Corporation’s officers and members of the Corporation’s board of directors (the “Board”), as well as independent consultants, for certain aspects of the Corporation’s business. The amount of time and expertise expended on the Corporation’s affairs by each of the Corporation’s management team and the Corporation’s directors will vary according to the Corporation’s needs. The success of the Corporation may be affected by conflicts of interest the management team or directors may have or may develop in the future. Conflict of interest concerns are further addressed hereinbelow under the heading “Directors and officers may have a conflict of interest between their duties owed to the Corporation and their interest in other personal or business ventures.” The Corporation does not intend to acquire any key man insurance policies, and there is, therefore, a risk that the death or departure of any member of management, the Board or any key employee or consultant could have a material adverse effect on the Corporation’s future.

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

The Corporation’s SV Shares are listed on the TSX Venture Exchange (the “TSXV”) and Nasdaq. External factors outside of the Corporation’s control, such as announcements of quarterly variations in operating results, revenues and costs, and sentiments toward stocks, may have a significant impact on the market price of the SV Shares. The market price for the SV Shares could be subject to extreme fluctuations. Factors such as government regulation, interest rates, share price movements of the Corporation’s peer companies and competitors, as well as overall market movements and the market price for the cryptocurrencies that the Corporation mines, may have a significant impact on the market price of the SV Shares. Global stock markets, including the TSXV and Nasdaq, have experienced extreme price and volume fluctuations from time to time. There can be no assurance that an active or liquid market will develop or be sustained for the SV Shares.

There are significant legal, accounting and financial costs of being a publicly traded company, which costs may reduce the resources available for the Corporation to deploy on its cryptocurrency mining operations.

For so long as the Corporation has publicly traded securities, it will continue to incur significant legal, accounting and filing fees. As a reporting issuer, the Corporation is subject to reporting requirements under applicable laws, rules and policies of the TSXV, Nasdaq and the Canadian and US securities regulatory authorities, including the SEC. Compliance with those requirements increases legal and financial compliance costs, makes some activities more difficult, time consuming or costly and increases demand on existing systems and resources. Among other things, the Corporation is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet applicable requirements, significant resources and management oversight may be required. Under the US Sarbanes-Oxley Act of 2002 (“SOX”), the Corporation is required to adhere to strict financial reporting requirements, and documentation proving compliance therewith must be regularly updated and maintained. The Corporation may be required to incur significant costs to satisfy internal and external reporting requirements under SOX and other applicable laws, rules and regulations. Securities legislation and the rules and policies of the TSXV and Nasdaq require publicly listed companies to, among other things, adopt corporate governance policies and related practices and to continuously prepare and disclose material information, all of which carry significant legal, financial and securities regulatory compliance costs.

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

In order to maintain its current status as a foreign private issuer, either (a) 50% or more of the Corporation’s voting securities must be directly or indirectly owned of record by holders residing outside of the United States, or (b) all of the following must be true: (i) the majority of the Corporation’s executive officers and the majority of its directors must not be U.S. citizens or U.S. residents; (ii) 50% or more of the Corporation’s assets must be located outside of the United States and (iii) the Corporation’s business must principally be administered outside of the United States. The Corporation may in the future lose its foreign private issuer status if a majority of the Corporation’s voting securities are owned of record in the United States, as the Corporation does not meet the other qualifications due to a majority of the executive officers and a majority of the directors of the Corporation being in the U.S., along with a majority of the Corporation’s assets. The regulatory and compliance costs to the Corporation under U.S. federal securities laws and applicable Nasdaq corporate governance rules as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a foreign private issuer. If the Corporation ceases to be a foreign private issuer, it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC that require more detailed and extensive disclosure than the forms available to a foreign private issuer and would also be required to comply with Nasdaq corporate governance rules applicable to U.S. domestic issuers that may require the Corporation to alter its policies and/or the composition of its Board and committees thereof.

The Corporation has a limited history of operations and is in the early stage of development.

The limited operating history of the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The Corporation may not be successful in achieving a return on shareholders’ investment, and the likelihood of its success must be considered in light of the early stage of its operations. Although the Corporation has achieved profitable quarters in the past, to date, it has not maintained consistent profitability from period to period, and no assurances can be made that the Corporation will achieve consistent profitability in the near future, if ever. For the year ended December 31, 2024, the Corporation had a net loss from continuing operations of approximately $6.8 million, which net losses were generated as the Corporation executed its business plan]. There can be no assurance that the Corporation will be able to develop any of its projects profitably or that any of its activities will generate positive cash flow.

Ineffective management of growth could result in a failure to sustain the Corporation’s progress.

The Corporation has recently experienced, and may continue to experience, growth in the scope and nature of its operations pursuant to the acquisition of additional miners and the acquisition and development of new operational facilities, including its recent entry into the data center business. This growth has resulted in increased responsibilities for the Corporation’s existing personnel, and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Corporation will need to continue to implement and improve its operational, internal controls, financial, and management information systems, as well as hire, manage and retain employees and maintain its corporate culture. There can be no assurance that the Corporation will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Corporation’s operations.

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

Generally, if for any taxable year 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation will be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If the Corporation were to be characterized as a PFIC, a U.S. Holder (as defined in Paragraph E of Item 10 below under the heading “Certain Material U.S. Federal Income Tax Considerations”) of the SV Shares could suffer adverse U.S. federal income tax consequences, including the treatment of gain realized on the sale of the SV Shares as ordinary income rather than as capital gain, the loss of the preferential income tax rate applicable to dividends (if any) received on the SV Shares by a non-corporate U.S. Holder, and the addition of interest charges to the tax on such gains and certain distributions. The Corporation does not believe that it is currently classified as a PFIC. However, the Corporation’s status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of its income, assets and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that the Corporation was not or will not be classified as a PFIC for the taxable year ended December 31, 2024, the current taxable year or for any past or future taxable year, and the Corporation has not obtained any legal opinion with respect to its PFIC status for its past, current or future taxable years.

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

ITEM 4. INFORMATION ON THE CORPORATION

A. History and Development of the Corporation

The legal and commercial name of the Corporation is Digi Power X Inc. The Corporation was originally incorporated in Canada under the Business Corporations Act (British Columbia) on February 18, 2017 under the name Chortle Capital Corp. and later changed its name to HashChain Technology Inc. (“HashChain”) on September 18, 2017. HashChain, a corporation incorporated pursuant to the laws of British Columbia on February 18, 2017, was subject to a reverse take-over whereby the business and assets of HashChain and Digihost International, Inc. (“Digi International”) were combined by way of a share exchange between HashChain and shareholders of Digi International, which closed on February 14, 2020 (the “RTO”). Prior to the closing date of the RTO, the Corporation passed a special resolution authorizing an unlimited number of proportionate voting shares (“PV Shares”) and an unlimited number of SV Shares without par value. Upon closing of the RTO, HashChain filed articles of amendment to rename itself to Digihost Technology Inc. In connection with the RTO, all the issued and outstanding 6,530,560 HashChain common shares were exchanged for 6,530,560 SV Shares, and all of Digi International’s common shares were exchanged for 33,412,490 SV Shares and 10,000 PV Shares of the Corporation.

In connection with and immediately prior to the closing of the RTO, Digi International entered into an agreement with Bit.Management, LLC, NYAM, LLC and BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment, the transfer of the lease of the Buffalo Mining Facility (as defined below) and transfer of a power contract for the supply of electricity at the facility. As consideration and immediately prior to the closing of the RTO, Digi International issued 104,000 Digi International common shares for an aggregate value of C$2,704,000. Digi International also entered into an agreement with BIT Mining International, LLC for the sale, transfer and assignment of a 100% right, title and interest in the leasehold improvements and equipment located at the Buffalo Mining Facility. As consideration and immediately prior to the closing of the RTO, Digi International issued 60,000 Digi International common shares for an aggregate value of C$1,560,000.

The Corporation filed articles of amendment on March 4, 2025 changing its name from Digihost Technology Inc. to Digi Power X Inc.

The Corporation’s principal place of business is located at 218 NW 24th Street, 2nd Floor, Miami, Florida 33127 and its registered office is located at 595 Howe Street – 10th Floor, Vancouver, BC V6C 2T5. The Corporation’s phone number is (917) 242-6549. The Corporation serves as its agent for service of process in Canada at its registered office located at 595 Howe Street – 10th Floor, Vancouver, BC V6C 2T5.

The following is a summary of the general development of the Corporation’s business over the most recently completed financial year to date:

Fiscal 2024

On January 2, 2024, the Corporation announced that its Bitcoin mining hashrate reached 2 Exahash (“EH”), more than doubling production capacity over the previous 12 months. The Corporation also announced that it expected to commence development of the North Carolina site in the second quarter of 2024.

On February 9, 2024, the Corporation announced the grant of a total of 1,080,000 restricted share units of the Corporation (“RSUs”) to certain officers, directors, key consultants and employees of the Corporation. The RSUs will vest in three equal tranches, on February 9, 2025, 2026 and 2027.

On May 24, 2024, the Corporation received a notice letter (the “2023 20-F Notice”) from Nasdaq indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”), the Corporation was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic reports with the SEC. The Corporation did not expect that the 2023 20-F Notice would have any immediate impact on the listing of the Corporation’s securities, which continued to trade on Nasdaq, subject to the Corporation’s compliance with the other continued listing requirements of Nasdaq. The Corporation also announced that it expected to file the 2023 Form 20-F as promptly as practicable.

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

On September 16, 2024, the Corporation filed the 2023 Form 20-F.

On December 2, 2024, the Corporation announced the grant of a total of 2,444,000 RSUs to certain officers, directors, key consultants and employees of the Corporation. The RSUs will vest in three equal tranches, on December 1, 2025, 2026 and 2027.

In December 2024, the Corporation formalized a strategic Memorandum of Understanding (“MOU”) with NANO Nuclear Energy to integrate advanced nuclear energy technologies at its 60 MW New York power facility. Furthermore, Digi International and NANO Nuclear jointly submitted a response to the New York State Energy Research and Development Authority’s (“NYSERDA”) Request for Information, underscoring their shared vision of promoting advanced, zero-emission energy solutions.

Subsequent to Fiscal 2024

On February 7, 2025, the Corporation closed a private placement for gross proceeds of $6,609,500 that consisted of the sale of 2,503,601 SV Shares and warrants exercisable for up to 1,251,805 SV Shares for a combined price of $2.64 per SV Share and associated half-warrant. Each warrant is exercisable at a per share price of $3.66 and expires three years from the issuance date.

The Corporation incorporated US Data Centers Inc. as a subsidiary on September 20, 2024. Subsequent to December 31, 2024, the Corporation dissolved this subsidiary and incorporated an entity of the same name. Funds of approximately $1,000,000 were distributed back to the original shareholders upon dissolution.

Subsequent to December 31, 2024, the Corporation issued 792,669 SV Shares to settle vested RSUs.

On February 11, 2025, Digi Power announced the formation of US Data Centers, a wholly-owned subsidiary of the Corporation that will be dedicated to the development of high-performance computing and artificial intelligence-focused data centers. The US Data Centers website can be found at www.usdatacenters.ai.

Capital Expenditures

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see ITEM 5. “Operating and Financial Review and Prospects.”

Where You Can Find Other Information

The Corporation’s website is www.digipowerx.com. The Corporation files reports and other information with the SEC pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). For example, we are not required to prepare and issue quarterly reports and are exempt from Exchange Act rules regarding proxy statements and short-swing profits. The Corporation’s electronic filings are available for viewing on the SEC’s website at https://www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR+; you may access our reports filed on SEDAR+ by accessing www.sedarplus.ca. The information on or accessible through the websites referenced herein is not part of and is not incorporated by reference into this Annual Report, and the inclusion of website addresses in this Annual Report is only for reference.

B. Business Overview

Corporate Overview

The Corporation is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets. With multiple sites, including our state-of-the-art combined cycle and high-capacity substations, we tap into and enhance the energy grid, supporting both industrial clients and broader energy markets. Our mission is to create efficient, reliable and cost-effective energy solutions by maximizing the potential of our power facilities and building advanced infrastructure to meet the demands of high-performance computing, Bitcoin mining and other energy-intensive industries. We only mine Bitcoin and do not mine any other digital currency. We own a 60 MW gas fired power plant in North Tonawanda that currently operates as a peaker plant providing the grid with electrical power in times of peak demand. Our core focus is on growing mining operations by increasing hashrate, securing favorable energy contracts, and expanding joint ventures. As part of our long-term vision, the Corporation aims to transition to Tier 3 infrastructure, unlocking opportunities in HPC and AI-driven data centers. These initiatives align with our goal of becoming one of the fastest-growing cryptocurrency mining companies in North America while building sustainable infrastructure to support future technologies. As of the date of this Annual Report, the Corporation has 16 employees.

The Corporation receives digital currencies from “mining.” “Mining” is a process whereby “miners,” which are specialized computers with high amounts of computational processing power, compete to solve “blocks,” which are digital files where digital currency transactions are recorded on the blockchain. A miner that verifies and solves a new block is awarded a newly generated quantity of coins, in an amount which is usually proportional to the miner’s contributed hashrate or work (plus a small transaction fee), as an incentive to invest their computer power, as mining is critical to the continuing functioning and security of the networks on which digital currencies operate.

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

The Corporation participates in a mining pool that pays Bitcoin rewards utilizing a “Full-Pay-Per-Share” payout of Bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by the Corporation to the mining pool as a percentage of total network hashrate of the mining pool, along with other inputs. The Corporation is entitled to consideration even if a block is not successfully placed by the mining pool operator. The Corporation transitioned its mining operations completely to mining pool participation in 2022, which it utilized throughout the years ended December 31, 2023 and 2024.

The Corporation has three mining facilities located in Buffalo, New York, North Tonawanda, New York and Columbiana, Alabama. The Corporation’s power plant is also located in North Tonawanda. The Corporation’s site in North Tonawanda is a 60 MW combined cycle plant with 1.2 EH of current operating hashrate. The Corporation’s site in Buffalo is an 18.7 MW utility powered site with an operating hashrate of 500 Petahash per second (“PH”). The Corporation’s site in Alabama is a 22 MW utility powered site with an operating hashrate of 500 PH.

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

The Corporation’s operation in the digital currency mining industry requires extensive knowledge of cryptocurrency mining, cryptocurrency economics and blockchain technology. Further, the Corporation’s focus on vertical integration with energy production and its focus on environmentally conscious development requires specialized knowledge of the energy procurement industry, with a particular focus on green energy. For the year ended December 31, 2024, the Corporation also recognized revenues through its colocation agreements and mining operations agreement, the latter of which expired at the end of the second quarter of 2024, with organizations in the digital currency space. The Corporation’s number of active miners per self-mining and colocation agreements for the year ended December 31, 2024 was approximately 13,000 and 9,100, respectively.

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

During April 2021, the Corporation was approved for an account with Gemini. Gemini is a digital currency exchange and custodian that allows customers to buy, sell and store digital assets. Gemini was the first crypto exchange and custodian in the world to complete a SOC 2 Type 1 and a SOC 2 Type 2 examination. While a SOC 2 Type 1 evaluates the design and implementation of system controls at a point in time, a SOC 2 Type 2 evaluates whether these system controls have been operating effectively over a period of time. A SOC 2 Type 2 examination is the highest level of security compliance an organization can demonstrate, and Gemini completes this examination on an annual basis. As of March 28, 2025, the Corporation had holdings of approximately 51 Bitcoins in its Gemini account. Digital currencies are measured at fair value using the quoted price on the Gemini exchange. Gemini serves as our principal market. The Corporation believes any price difference between the principal market and an aggregated price to be immaterial.

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

On occasion, to mitigate third-party risk, the Corporation will hold a portion of its digital currencies in cold storage solutions that are not connected to the internet. The Corporation’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets in which the Corporation stores its cryptocurrency assets are not multi-signature wallets; however, the Corporation secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box. The Corporation replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Corporation, should the Corporation’s cold wallets become lost, stolen or damaged. During the year-ended December 31, 2024, and as of the date of this Annual Report, all of the Corporation’s cryptocurrency assets are currently held in its Gemini wallets.

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

Sources of Energy

The Corporation’s operations use a blend of renewable energy, zero-carbon electricity, and non-renewable sources. Currently, 91% of the electricity consumed by the Corporation’s grid-based power across its two New York State sites is sourced from zero-carbon generation. Additionally, more than 50% of the total energy consumed at these sites is derived from renewable sources.

As the Corporation brings online its own natural gas-fired power generation facility, it will focus on sourcing renewable natural gas (“RNG”) for at least 50% of the natural gas consumed at its Alabama site. We believe that New York State’s growing RNG ecosystem—primarily supplied by anaerobic digesters on local dairy farms and by landfill gas recovery—positions the Corporation to support sustainable fuel sourcing.

The Corporation’s current carbon-neutrality efforts and initiatives include:

●	100% Carbon Neutral by 2026: The Corporation is committed to achieving 100% carbon neutrality across all operations with a net-zero carbon footprint by the end of 2026. While the original goal was 2025, the timeline has been adjusted to align with updated projections on New York State’s renewable energy deployment, which is slightly behind pace. The Corporation remains on track to meet its longer-term target of using 100% renewable energy by 2030.

●	Community Solar Leadership: The Corporation is the anchor subscriber to a 5 MW community solar project located in Grand Island, NY, just 15 miles from its East Delavan facility. This project will generate enough clean electricity to power more than 2,500 homes annually. Our participation directly supports the development of new renewable assets, adds clean energy to the grid, and reduces our overall electricity costs.

●	Digigreen Initiative: An internal program focused on implementing sustainable, environmentally responsible, and economically sound practices. This initiative helps position the Corporation as an industry leader in reducing and eliminating its carbon footprint without sacrificing profitability.

●	Crypto Climate Accord: As a signatory to this private sector-led initiative, the Corporation is working collaboratively with other crypto stakeholders to rapidly decarbonize the cryptocurrency industry.

●	Proof of Green: The Corporation is developing proprietary standards to measure and audit its carbon impact. These tools will enable regular environmental accountability reports and provide strategic guidance to directors and shareholders on carbon reduction opportunities across operations.

Revenues

For a description of our revenues for the three years ended December 31, 2024, see “Mining Operations” under ITEM 5.A. “Operating Results.”

Seasonality

Mining machines are energy intensive and produce a high amount of heat. Typically, machines operate more efficiently in the colder seasons when operators do not need to utilize as many cooling methods. Additionally, dry seasons may lead to a shortage in power supply, and periods of high heat can result in energy grid stress, which can negatively impact the Corporation’s business operations if it experiences power supply interruption or reduces its energy consumption. The Corporation has previously, and may again in the future, voluntarily curtailed its energy consumption burden to assist the energy needs of the local communities in which it does business. Results of the Corporation’s business operations are largely influenced by the market value of Bitcoins, and Bitcoin volatility is tied to, among other things, its halving schedule and the other risks described in ITEM 3.D. “Risk Factors” above.

Competition

The digital currency mining industry is highly competitive. In addition, there exist many online companies that offer digital currency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers, including those of the kind operated by the Corporation’s principal publicly listed competitors. There are several companies competing in the Corporation’s industry, including Riot Platforms, Inc. (NASDAQ: RIOT), MGT Capital Investments Inc. (OTCQB: MGTI), MARA Holdings, Inc. (NASDAQ: MARA), Bitfarms Ltd. (TSX / NASDAQ: BITF), Argo Blockchain Plc (LSE: ARB; NASDAQ: ARBK), Hut 8 Corp. (TSX / NASDAQ: HUT), CryptoStar Corp. (TSXV: CSTR; OTCQB: CSTXF), HIVE Digital Technologies Ltd. (TSXV / NASDAQ: HIVE; FSE: YO0), Skychain Technologies Inc. (NEX: SCT.H) and DMG Blockchain Solutions Inc. (TSXV: DMGI; OTCQB: DMGGF; FRA: 6AX).

Regulation

The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies and regulators have been examining the operations of cryptocurrency networks, cryptocurrency users and miners and cryptocurrency exchange markets, with a particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service providers that hold, transfer, trade or exchange digital assets for users. Many state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries, have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. The cryptocurrency financial system, cryptocurrency miners and cryptocurrency transactions, exchanges and other related businesses are not currently subject to significant regulation, which primarily consists of environmental regulations promulgated by the U.S. Environmental Protection Agency (as well as the state equivalents thereof) and the local public utility regulators that are generally applicable to owners and occupants of real estate and the consumption of energy as well as certain regulations of specific relevance to participants in cryptocurrency mining industry or adjacent elements of the cryptocurrency financial system, including rules, regulations and related guidance adopted by the SEC, the Commodity Futures Trading Commission, Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the U.S. Department of Justice, the Internal Revenue Service (the “IRS”) and state financial regulators. Depending on the regulatory characterization of the cryptocurrencies we mine (including whether such cryptocurrencies constitute securities and/or a commodity), the markets for those cryptocurrencies in general, and our activities in particular, may be subject to rules and regulations promulgated by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of cryptocurrency mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of cryptocurrency mining in their respective states.

Changes, if any, in mining or investment policies, or shifts in political attitude could adversely affect the Corporation’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Corporation’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of mining cryptographic currencies.

In the future, the United States (whether at the federal or state level) and any other jurisdiction where the Corporation then conducts its operations may also curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in restrictions on the acquisition, ownership, holding, selling, use or trading in the Corporation’s SV Shares. Any such restriction could result in the Corporation liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Corporation’s shareholders.

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

Various branches, departments and agencies of the federal government in the U.S. have solicited comments and initiated procedures to consider further regulating cryptocurrency and mining, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. In March 2023, the U.S. Treasury Department proposed a 30% excise tax on the cost of powering mining facilities that, if enacted, would be based on the costs of electricity used in mining and would be phased in over the next three years, increasing 10% each year. This proposal was eliminated during debt ceiling negotiations in 2023 but was later revived in President Biden’s fiscal year 2025 budget proposal. However, the budget of the United States Government for fiscal year 2025 has not yet been approved, as the government is currently operating under a continuing resolution, and this latest tax proposal has not yet been adopted. The proposal, if enacted, would also require miners, like the Corporation, to report how much electricity they use and what type of power was tapped.

Further, the global supply of miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected by the COVID-19 pandemic and may in the future be impacted by global health pandemics and epidemics or other events outside of the Corporation’s control. The Corporation currently utilizes several types of miners as part of its mining operations, all of which are produced in Asia. Geopolitical matters, including, but not limited to, tariffs or the threat of tariffs and geopolitical conflict, may impact the Corporation’s ability to import miners in the future, and the Corporation may not be able to obtain adequate replacement parts for its existing miners or obtain additional miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Corporation’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Overall, presently, we do not believe any U.S. federal or state regulatory body has taken any action or position adverse to the production of Bitcoin or its sale or use as a medium of exchange. In March 2025, the SEC’s Division of Corporate Finance issued guidance indicating that certain proof-of-work mining activities do not constitute the sale or offering of securities under the federal securities laws; however, future changes to existing regulations or entirely new regulations may affect our business in ways it is not presently possible for us to predict with any reasonable degree of reliability.

C. Organizational Structure

The table below describes, as of March 31, 2025, the date and jurisdiction of formation and functions of the Corporation’s significant subsidiaries, all of which are wholly owned by the Corporation:

Name	Date of Formation	Jurisdiction of Formation	Assets Held/Function	Function
Digihost International, Inc.	October 9, 2018	Delaware, U.S.	Computer and electrical equipment	U.S. based operational hub
US Data Centers, Inc.	February 7, 2025	Delaware, U.S.	None – in development	Intended to provide AI/HPC-related services
World Generation X, LLC	June 1, 1989	Delaware, U.S.	Power Plant and ancillary machinery needed for operation of plant	Requisite power used to support operations

Other than the entities listed in the table above, the Corporation does not have any significant subsidiaries.

D. Property, Plants and Equipment

Our principal executive office is located at 218 NW 24th Street, 2nd Floor, Miami, Florida, 33127.

The Corporation has three mining facilities located in Buffalo, NY; North Tonawanda, NY; and Columbiana, AL. The Corporation has one power plant located in North Tonawanda.

The “Buffalo Mining Facility” is located at 1001 East Delavan Ave., Buffalo, New York, with over 60,000 square feet under a 99-year lease. For additional information concerning the Buffalo Facility Lease, see ITEM 10.C. “Material Contracts” below.

The North Tonawanda facility is located at 1070 Erie Ave., North Tonawanda, New York and covers approximately 13.5 acres of property. The Corporation acquired the property on February 8, 2023. It is a 60 MW power plant in North Tonawanda, New York. This renewable energy project, located in National Grid territory, is being managed by Williamsville, NY based energy supplier, EnergyMark LLC (“EnergyMark”). The community solar project is 5 MW in size and will produce roughly 9,500,000 kWh’s of clean electricity annually—enough to power more than 1,000 homes. The Corporation’s Buffalo Mining Facility remains the anchor subscriber to the project.

The Columbiana facility is located at 130 Industrial Parkway, Columbiana, Alabama. The Corporation acquired the property on June 14, 2022. The site consists of approximately 160,000 square feet of office and industrial warehouse space with initial access to 28 MW of power with a total capacity of up to 55 MW.

The Corporation also acquired 25 acres of land in North Carolina to accommodate a 200 MW power infrastructure project to be developed on a joint venture basis. Phase 1 of this project is in development for 2025 and, following the completion of its development, is expected to provide the Corporation with further electrical power of approximately 75 MW.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements of the Corporation and the related notes for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” on page iv of this Annual Report on Form 20-F. Actual results could differ materially from those anticipated by forward-looking information due to, among other things, the factors discussed under ITEM 3.D. “Risk Factors” and ITEM 4.B. “Business Overview.”

A. Operating Results

Mining Operations

In the past three years, we have mined cryptocurrency, primarily Bitcoin. During the fiscal years ended December 31, 2024, 2023 and 2022, the Corporation generated revenues from its cryptocurrency mining operations, all of which were conducted in the U.S., of $10,318,500, $18,128,241 and $24,190,060, respectively.

During the year ended December 31, 2024, the Corporation mined 188 Bitcoins at an average Bitcoin price of US$65,963 (from Gemini) compared to the year ended December 31, 2023, in which the Corporation mined 640 Bitcoins at an average price of Bitcoin of US$28,861 (from Gemini). With the average price of Bitcoin increasing by 129% on a year over year basis and Bitcoin network difficulty increasing due to the halving event, the most significant factor impacting the decrease in the Corporation’s mining revenue in 2024 versus the prior year was the continued diversification of Corporation’s revenue streams in 2024 by entering into the Colocation and Sale of Electricity agreements mentioned in this document. By entering into these contracts, the Corporation was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption.. The Corporation’s had approximately 13,000 active miners for self-mining and 9,100 active miners for colocation agreements, respectively, as of the year ended December 31, 2024.

For the years presented, the table below compares the cost to earn/mine cryptocurrency with the value of the cryptocurrency:

	Year ended
	December 31, 2024 ($)	December 31, 2023 ($)	December 31, 2022 ($)
Cost of digital currency mining:
Cost of revenue	7,192,288	14,646,658	17,760,786
Miner lease and hosting agreement	-	638,689	2,517,503
Total cost of digital currency mining	7,192,288	15,285,347	20,278,289

Coins mined	188	640	832
Remitted per agreements	-	(51)	(380)
Total coins mined	-	589	452
Break-even	38,257	25,951	44,863

The Corporation recognized revenue from colocation service agreements of $15,790,179 for the year ended December 31, 2024 (2023: $1,675,269) and $6,283,028 from the sale of electricity (2023: $3,037,393). Since the costs incurred per colocation service agreement are passed through to our customers, a break-even calculation is not considered relevant for this vertical. The colocation service agreements were in place from April 2023, September 2023, March 2024, and July 2024 respectively, while the mining operations agreement was executed in February 2023 and expired at the end of the second quarter of 2024. The Corporation recognizes revenue from its colocation and sale of electricity agreements in the following manners:

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

The Corporation also recognized revenue from the sale of energy of $4,610,556 for the period, compared to $3,272,005 in 2023, as the Corporation acquired a 60 MW power plant during Q1 2023. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold.

Pertaining to the Corporation’s singular agreement that constitutes the Sale of electricity revenue line, pursuant to the underlying agreement, the operator agreed to accept a minimum of 22 MW of energy capacity on a 24/7 basis at the delivery point, unless the operator and the Corporation mutually agree in writing to a lesser minimum usage amount due to economic or other reasons. On this basis, the Corporation believes that the counterparty is not contractually permitted to unilaterally turn off the miners at its election and must instead reach an agreement with the Corporation before any such action may be taken. This agreement expired in Q2 2024.

Bitcoin

As of December 31, 2024, the Corporation held a total of approximately 48 Bitcoins with an inventory value of approximately $4.5 million based on the Bitcoin price as of that date per the Gemini exchange. For the 12-month period ended December 31, 2024, the Corporation self-mined approximately 188 Bitcoins compared to a total of approximately 640 Bitcoins for the 12-month period ended December 31, 2023, representing a decrease of 71%.

The number of Bitcoins mined decreased compared to 2023 due to the continued expansion of the Corporation’s hosting and colocation operations agreements that were entered into in order to diversify its operations.

Ethereum

As of December 31, 2024 and 2023, the Corporation held a total of nil ETH as inventory was converted to cash during Q1 2023.

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

A Mining Operations Agreement was entered into on February 16, 2023 by and between the Corporation and Northern Data NY, LLC. Under the terms of the agreement, Digi International agreed to provide the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. The agreement was not renewed by the December 31, 2023 renewal date and expired in April 2024. Subsequently, the parties entered into a new agreement that expired on June 27, 2024. There are currently no plans for the parties to pursue an additional agreement.

A Colocation Services Agreement was entered into on April 20, 2023 by and between the Corporation and Bit Digital USA, Inc. Under the terms of the agreement, Digi International provides hosting services in return for reimbursement of power consumption per the contractual terms.

A Colocation Services Agreement was entered into on September 21, 2023 by and between the Corporation and Corner Energy LTD. Under the terms of the agreement, Digi International provides hosting services in return for reimbursement of power consumption per the contractual terms.

On March 5, 2024, the Corporation announced that it signed a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers. Under the agreement, Digi International received an upfront deposit along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14 MW of hosting. The deployment resulted in a hash rate increase of approximately 700 PH/s, bringing the Corporation’s total hash rate to 2.4 EH/s. The parties mutually agreed to terminate that agreement during the third quarter of 2024.

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

On December 13, 2024, the Corporation announced that it signed a MOU with NANO Nuclear Energy to integrate advanced nuclear energy technologies at its 60 MW New York power facility. On December 17, 2024, Digi International and NANO Nuclear jointly submitted a response to the NYSERDA’s Request for Information.

On February 11, 2025, the Corporation announced that it had launched a subsidiary, US Data Centers, dedicated to the development of HPC and AI-focused data centers. Through the subsidiary, the Corporation plans to complete the transformation of the Corporation’s facility in Columbiana, Alabama into a Tier 3 data center designed to support next-generation AI and HPC workloads. The project is planned to be executed in two phases, with a total aggregate planned capacity of 55 MW.

In connection with the Corporation’s renewed focus on the development of HPC and AI-focused data centers, on March 4, 2025 the Corporation announced a name change to Digi Power X Inc. The new name reflects the aspirations of the Corporation to be a leader in the development of sustainable energy infrastructure and the Corporation’s focus on a diversification of its offerings, with a switch to focusing on computing and data processing.

With the launch of US Data Centers, the Corporation is creating a dedicated platform focused entirely on delivering AI and HPC solutions, ensuring purpose-built infrastructure for the next generation of computing. As its first major initiative, US Data Centers plans to lead the transformation of the Corporation’s existing site in Columbiana, Alabama into a state-of-the-art Tier 3 data center designed to support next-generation AI and HPC workloads. The project is planned to be executed in two phases, with a total aggregate planned capacity of 55 MW. The Corporation plans to finance the project primarily through debt by leveraging anticipated predictable future revenues anticipated from the completion of the proposed project. This strategic investment underscores the Corporation’s commitment to expanding its infrastructure to meet the growing demand for AI-driven computing power and cloud services. US Data Centers was formed to transform the Alabama facility by integrating scalable computing power with energy-efficient solutions, ensuring performance, reliability, and sustainability for enterprises, research institutions, and AI-driven businesses.

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

Custodial Services for Digital Currencies

The Corporation has a digital custody account with Gemini. Gemini is a digital currency exchange and custodian that allows customers to buy, sell and store customers’ digital assets. Gemini holds 100% of the Corporation’s cryptocurrency assets in hot storage. Gemini is not a related party of the Corporation. The Corporation is not aware of anything with regards to Gemini’s operations that would adversely affect the Corporation’s ability to obtain an unqualified audit opinion on its audited financial statements.

The Corporation has chosen to hold its full inventory of cryptocurrency assets with Gemini due to its track record in the industry. Gemini is a New York trust company regulated by the New York State Department of Financial Services and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 – Prospectus Exemption). Gemini is a qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Gemini has not appointed a sub-custodian to hold any of the Corporation’s cryptocurrencies. Gemini has US$100 million in insurance coverage split between US$25 million of commercial crime insurance for digital assets held in online hot wallets and US$75 million for offline, cold storage. Although the Corporation has historically utilized both cold and hot storage for its digital crypto assets with Gemini, the Corporation currently holds all its cryptocurrencies custodied with Gemini in hot storage.

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

On occasion, to mitigate third-party risk, the Corporation will hold a portion of its digital currencies in cold storage solutions that are not connected to the internet. The Corporation’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets in which the Corporation stores its cryptocurrency assets are not multi-signature wallets; however, the Corporation secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box. The Corporation replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Corporation, should the Corporation’s cold-wallets become lost, stolen or damaged. During the year ended December 31, 2024 and as of the date of this Annual Report, all of the Corporation’s cryptocurrency assets were held in its Gemini wallets.

Selected Financial Information

	Year ended
	December 31, 2024 ($)	December 31, 2023 ($)	December 31, 2022 ($)
Revenue	37,002,263	26,112,908	24,190,060
Net income (loss)	(6,797,718)	(21,885,410)	4,329,342
Net income (loss) per share – basic	(0.22)	(0.77)	0.16
Net income (loss) per share - diluted	(0.22)	(0.77)	0.15	*

*	During the external audit of the Corporation’s financial statements for the year ended December 31, 2023, the Corporation determined that it was required to make an immaterial error correction to distinguish diluted net income (loss) per share from basic net income (loss) per share.

	Year ended
	December 31, 2024 ($)	December 31, 2023 ($)	December 31, 2022 ($)
Total assets	34,318,088	42,147,347	52,599,561
Total long-term liabilities	2,279,211	2,179,757	2,169,276

Adjusted EBITDA – NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including, depreciation, and further adjusted to remove acquisition-related costs, share based compensation costs and unusual expenses. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Year ended
	December 31, 2024 ($)	December 31, 2023 ($)	December 31, 2022 ($)
Income (loss) before other items	(6,797,718)	(21,885,410)	4,329,342
Taxes and Interest	(877)	42,134	(1,299,263)
Depreciation	15,637,616	14,923,419	10,709,108
Revaluation of warrant liabilities	(4,071,434)	4,522,523	(32,010,637)
FV Changes	(4,433,432)	(1,955,547)	11,115,067
Impairment of goodwill and property, plant and equipment (“PPE”)	-	1,363,941	2,816,783
Transaction costs	-	-	695,170
Share based compensation	1,748,506	1,620,777	3,296,238
Adjusted EBITDA	2,082,661	2,542,931	(348,192)

For the year ended December 31, 2024, compared to the year ended December 31, 2023:

For the year ended December 31, 2024, the Corporation’s net loss was $6,797,718 compared to net loss of $21,885,410 for the year ended December 31, 2023. The year over year decrease in net loss is a result of the following:

Revenue

Revenue from Bitcoin mining was $10,318,500 for the year ending December 31, 2024, compared to $18,128,241 for the year ended December 31, 2023.

During the year ended December 31, 2024, the Corporation mined 188 Bitcoins at an average Bitcoin price of US$65,963 (from Gemini) compared to the year ended December 31, 2023, in which the Corporation mined 640 Bitcoins at an average price of Bitcoin of US$28,861 (from Gemini). With the average price of Bitcoin increasing by 129% on a year over year basis and Bitcoin network difficulty increasing due to the halving event, the most significant factor impacting the decrease in the Corporation’s mining revenue in 2024 versus the prior year was the continued diversification of Corporation’s revenue streams in 2024 by entering into the Colocation and Sale of Electricity agreements mentioned above in this this 20-F. By entering into these contracts, the Corporation was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption. From these agreements, the Corporation recognized revenue from colocation service agreements of $15,790,179 for the year ended December 31, 2024 (2023: $1,675,269) and $6,283,028 from the sale of electricity (2023: $3,037,393).

See ITEM 5.A. “Mining Operations” for a description of the manner in which the Corporation recognizes revenue from such arrangements.

The Corporation also recognized revenue from the sale of energy of $4,610,556 for the period, compared to $3,272,005 in 2023, as the Corporation acquired a 60 MW power plant during Q1 2023. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold.

Cost of Sales

The Corporation’s cost of sales was $48,349,183 for the year ended December 31, 2024, compared to $35,780,032 for the year ended December 31, 2023.

Cost of revenue increased by $12,569,151 as compared to the prior year due primarily to the costs associated with the power plant of $14,513,076 (2023: $4,225,676) which included fuel, gas, carbon emission, contract labor, and general repair and maintenance costs.

Depreciation and amortization expense increased by $714,197 year over year as the expense associated with the approximately $3.2 million of assets related to the Corporation’s infrastructure and mining equipment that were put into use during the first half of 2024 was mostly offset by the reduction of expense associated with fully depreciated assets.

Miner and lease hosting agreement expense decreased by $638,689 as the Corporation’s prior agreements expired during Q1 2023.

General, Administrative & Other Expenses

The Corporation’s general and administrative expenses were a positive $476,891 for the year ended December 31, 2024, compared to $7,653,629 for the year ended December 31, 2023.

The primary variances from the year ended December 31, 2023 were due to:

●	Increase in professional fees spend of $686,707 associated to expenses incurred related to external audit fees and legal fees associated with the Corporation’s private placements.

●	Foreign exchange gain of $5,227,038 (2023: loss of $1,377,475) related to currency exchange fluctuations on the intercompany balances.

●	Write-off of equipment in the prior year of $1,363,941 (2024: $nil).

●	Gain on revaluation of digital currencies in the fiscal year ended December 31, 2024 of $898,691 (2023: $10,991).

Other income/expense items of note in the fiscal year ended December 31, 2024 include the revaluation of the warrant liabilities which resulted in a gain of $4.07 million (2023: loss of $4.52 million).

For the year ended December 31, 2023, compared to the year ended December 31, 2022:

For the year ended December 31, 2023, the Corporation’s net loss was $21,885,410 compared to net income of $4,329,342 for the year ended December 31, 2022. The year over year increase in net loss and decrease in net income is a result of the following:

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

With the average price of Bitcoin remaining consistent on a year-over-year basis and Bitcoin network difficulty increasing during the covered periods, the most significant factor impacting the decrease in the Corporation’s mining revenue in 2023 versus the prior year was the diversification of Corporation’s revenue streams in 2023 by entering into colocation and sale of electricity agreements. By entering into these contracts, the Corporation was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption.

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

General, Administrative & Other Expenses

The Corporation’s general and administrative expenses were $7,653,629 for the year ended December 31, 2023, compared to $21,430,037 for the year ended December 31, 2022.

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

B. Liquidity and Capital Resources

Liquidity and Financial Position

As of December 31, 2024, the Corporation had a negative working capital balance of $3,398,621, including digital currencies of $4,525,416. The Corporation commenced earning revenue from digital currency mining in mid-February 2020; however, it has limited operating history, and there can be no assurance that the Corporation’s historical performance will be indicative of its future performance.

The Corporation’s ability to continue as a going concern is dependent on the Corporation’s ability to efficiently mine and liquidate digital currencies, manage operational expenses and raise additional funds through debt or equity financing.

Capital Resources

The Corporation’s capital management objective is to provide the financial resources that will enable it to maximize the return to its shareholders while also enhancing its cost of capital. In order to achieve this goal, the Corporation monitors its capital structure and adjusts as required in response to an ever-changing economic environment and the various risks to which the Corporation is exposed. The Corporation’s approach for attaining this objective is to preserve a flexible capital structure that optimizes the cost of capital at a satisfactory level of risk, to maintain its ability to meet financial obligations as they come due, and to ensure the Corporation has appropriate financial resources to fund its organic and acquisitive growth. The Corporation does not currently participate in hedging activities.

In order to achieve its future business objectives, Digi Power may need to liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms or at all. The Corporation presently anticipates that additional financing may be required to fund its initiative of developing high-performance computing and artificial intelligence focused data centers

The Corporation also anticipates that additional financing could be required to purchase the next generation miners required to utilize its maximum capacity and is looking for attractive Joint Venture and Hosting Colocation deals in order to help expand its capital position.

Digi Power may manage its capital structure by issuing equity, seeking financing through loan products, adjusting capital spending, entering into beneficial hosting or colocation agreements, or disposing of assets.

Cash Flows

Operating Activities

Cash used by operating activities for the year ended December 31, 2024, was $17,532,344 as compared to cash used of $13,572,958 for the year ended December 31, 2023. The difference is primarily attributed to the increase in depreciation and amortization expense on a comparative basis ($15,585,651 versus $14,871,456), digital currency items (-$22,483,518 versus -$17,876,857), change in warrant liability (-$4,071,434 versus $4,522,523) and the write-off of PPE of $1,363,941 in 2023 ($nil in 2024).

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

Investing Activities

Cash provided in investing activities for the year ended December 31, 2024, was $14,716,849 as compared to cash provided in investing activities of $12,007,498 for the year ended December 31, 2023. In the current year, cash of $3,790,777 was used for the purchase of equipment and digital currencies traded for cash of $18,507,626. In the prior year, cash of $4,749,666 was used for the purchase of the power plant, $3,007,766 was used for the purchase of equipment, digital currencies traded for cash of $19,264,980, with $499,950 was received from the sale of equipment.

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

Financing Activities

Cash provided by financing activities for the year ended December 31, 2024 was $4,178,118, as compared to $56,511 for the year ended December 31, 2023. The drivers of the balance in the current period were proceeds of shares issued for cash of $4,006,157 and proceeds from a non-controlling interest of $1,000,000, partly offset by repayment of loans of $718,059 and lease payments of $109,980. The drivers of the balance in the prior year were proceeds of a loan payable of $691,500 and proceeds of shares issued for cash of $1,073,244, partly offset by repayment of loans of $1,027,753 and lease payments of $146,880.

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

Capital Expenditures

Our capital expenditures for the last three years, which principally consisted of mining assets, equipment and infrastructure needed to support the Corporation’s mining operations, were as follows:

Fiscal year ended December 31,	Capital Expenditures and/or Divestitures	Purpose
2024	$3,790,777	Mining infrastructure needed to support growth and addition of power plant support equipment.
2023	$8,181,566	Mining infrastructure needed to support growth and consideration paid for completion of power plant purchase.
2022	$15,753,038	Mining infrastructure needed to support growth.

Indebtedness

For a description of the Corporation’s loan agreement with Doge Capital LLC, see ITEM 7.B. “Related Party Transactions.” Other than the Loan Agreement, the Corporation is not a party or otherwise subject to any credit facilities or other borrowing arrangements.

C. Research and Development

None.

D. Trend Information

The profitability of the Corporation’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically Bitcoin. Cryptocurrency prices (and Bitcoin prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Corporation’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, coverage of cryptocurrency in the media, inflation, and political or economic events as well as market acceptance and demand for cryptocurrency. The market price of one Bitcoin on the Gemini exchange ranged from approximately $39,500 to $106,200 during the year ended December 31, 2024 and ranged from approximately $16,600 to $44,200 during the year ended December 31, 2023. Because the Corporation does not currently hedge its investment in Bitcoin, the Corporation is directly exposed to Bitcoin’s price volatility and surrounding risks.

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

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the Corporation’s business, financial condition and results of operations as well as the market price for the SV Shares.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Corporation’s SV Shares has already been correlated, and, in the future, is likely to continue to be highly correlated, to the trading prices of Bitcoin. The Corporation’s operating results and financial condition therefore have been and may continue to be adversely affected by declines in cryptocurrency market prices.

For a discussion of additional uncertainties, trends and other events that may have a material effect on the Corporation’s business, results of operations and financial condition, see ITEM 3.D. “Risk Factors” and ITEM 4.B. “Business Overview.”

E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the International Accounting Standards Board (the “IASB”). For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in our financial statements, see Note 2 to our consolidated financial statements included in ITEM 17. “Financial Statements” below.

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

Name and Municipality of Residence	Age	Principal Occupations for Last Five Years	Position	Director/ Officer Since
Michel Amar Los Angeles, California	61	CEO and Chairman, Digi Power X Inc. (2020 – present); President, NYAM LLC (2016 – present)	CEO, Chairman, Director and Promoter	February 14, 2020
Alec Amar Los Angeles, California	29	President and Director, Digi Power X Inc. (2020 – present); President, Bit.Management, LLC (2018 – present)	President and Director	February 14, 2020
Paul Ciullo Albany, New York	44	CFO, Digi Power X Inc. (2021 – present; 2018 – 2020); Finance Manager, Conduent Inc. (2015 - 2018)	CFO	April 29, 2021
Gerard Rotonda(1) New York, New York	57	Co-Founder and Partner, MMR Development (2018 – present)	Director	July 28, 2022
Adam Rossman(1) Los Angeles, California	58	Business and Real Estate Attorney	Director	February 14, 2020
Dennis Elsenbeck(1) Corfu, New York	68	Head of Energy and Sustainability, Phillips Lytle LLP (2017 – present); Sole Proprietor, ElsEnergy LLC (2020 – present); President and Chief Sustainability Officer, Viridi Parente (2020 – 2022)	Director	February 27, 2025

(1)	Member of the Audit Committee. Gerard Rotonda is Chair of the Audit Committee.

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

Dennis Elsenbeck

Mr. Elsenbeck currently provides consulting services on a broad range of energy-related opportunities encompassing a forward view of supply, distribution and demand options as Head of Energy and Sustainability with Phillips Lytle LLP, as well as, the sole proprietor of his own firm, ElsEnergy LLC. In his leadership role with a major U.S. utility for nearly 30 years, as well as, recent roles as President and Chief Sustainability Officer with the battery storage start-up company, Viridi Parente, he brings insight, analytics and business perspectives on long-term policies and the economic landscape.

He assists clients with due diligence and regulatory compliance on energy transactions, regulatory counseling involving Public Service Commission proceedings, energy procurement and utility negotiations involving government entities and municipalities, procurement consulting regarding the reduction of energy costs and review of economic incentives, market driven integrated resource planning and identifying commercial and technical issues associated with energy-related opportunities. Mr. Elsenbeck is a Member of the Development Group Aion 1901 LLC and HM 1901 LLC which seeks to bring economic activity and smart growth to communities considered rust belt and disadvantaged by addressing critical infrastructure issues, especially energy, and seeks to establish New York as a green energy ecosystem by building local supply chains. He works to develop the voice of the consumer in energy policy and bill impacts as sustainability becomes a focus of energy policy as a Member of New York’s Climate Action Council, which is developing the Scoping Document to implement NY’s Climate Leadership and Community Protection Act. Mr. Elsenbeck collaborates with diverse stakeholders in shaping the “utility of the future.” He is Board Chair for the Northland Workforce Training Center, Board Member for the Buffalo Urban Development Corporation and University at Buffalo School of Engineering Dean’s Council Member. He holds a Bachelor’s Degree in Industrial Engineering Technology, a Masters Degree in Business Administration and a Masters Degree in Engineering.

Mr. Elsenbeck is a well-recognized expert in the energy field and is a highly sought-after lecturer on a variety of topics across the U.S.

Paul Ciullo

Mr. Ciullo has a diverse professional background and specialized in financial reporting and project management during his 15 years spent working in senior corporate finance and accounting positions for various Fortune 500 companies. Mr. Ciullo is an entrepreneur who is a partner in an IT services organization. He has served as the Corporation’s Chief Financial Officer (“CFO”) for various publicly traded start-up companies, including a CSE listed brand licensing group. He also has experience in Blockchain technology and cryptocurrency accounting, having served as the Corporation’s CFO for two years. Mr. Ciullo has extensive capital markets experience, is accustomed to delivering results in highly demanding environments and has consistently been able to drive measurable improvements and operating efficiencies in the businesses that he has been involved in.

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

Relationships Among Officers and Directors

Michel Amar, the Corporation’s Chief Executive Officer (“CEO”), Chairman and a director, is the father of Alec Amar, the Corporation’s President and member of the Board.

B. Compensation

Management and Directors

The total compensation paid during the financial year ended December 31, 2024 to the members of management of the Corporation (the “Executives”) and to directors of the Corporation is set out in the Summary Compensation Table below.

Oversight and Description of Director and Executive Compensation

Compensation plays an important role in achieving short- and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of options to purchase SV Shares (“Options”) and RSUs for SV Shares, which is a significant component of executive compensation. This approach is based on the assumption that the price of the Corporation’s SV Shares over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with shareholder interests – the Corporation aligns the goals of Executives with maximizing long-term shareholder value;

●	Performance sensitive – the compensation of Executives should be linked to the operating and market performance of the Corporation and fluctuate with such performance; and

●	Offer market-competitive compensation to attract and retain talent – the compensation program should provide market-competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all Executives are based on the above-mentioned compensation philosophy and are as follows:

●	to attract and retain highly qualified executive officers;

●	to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation’s business strategy;

●	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

●	to tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

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

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs, including whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking. The Corporation’s security trading policy restricts directors or Executives from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of TSXV funds that are designed to hedge or offset a decrease in market value of equity. To the knowledge of the Corporation, as of the date of hereof, no director or Executive of the Corporation has participated in the purchase of such financial instruments.

Base salaries, if any, are fixed in amount and do not encourage risk taking. The salaries of our CEO and President were paid in the Bitcoin equivalent during 2022, 2023 and 2024 and are subject to fair value fluctuations, which can cause reporting losses in the financial statements. The equivalent Bitcoins to be remitted to the CEO and President are based on their respective annual salaries divided by four, and are determined on the first day of the quarter (i.e., 1/1/XX for the quarter 1/1/XX through 3/31/XX) based on the price of Bitcoin that day. In the future, such salaries may be paid in cash, Bitcoin or a combination thereof. While annual incentive awards will focus on the achievement of short-term or annual goals and short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Share-based awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the SV Shares, and since awards are expected to be staggered and may be subject to long-term vesting schedules, they will help ensure that directors and Executives have significant value tied to long-term stock price performance.

The Compensation Committee reviews each element of Executive compensation for market competitiveness, and although it may weigh a particular element more heavily based on the Executive’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

Aggregate compensation for each Executive is designed to be competitive. From time to time, on an ad hoc basis, the Compensation Committee will review data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Annual Report on Form 20-F under ITEM 6.C. “Board Practices.”

Compensation Governance

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s Executives. The Compensation Committee ensures that total compensation paid to all Executives is fair, reasonable and consistent with the Corporation’s compensation philosophy.

A combination of fixed and variable compensation is used to motivate Executives to achieve overall corporate goals. The three basic components of the Corporation’s executive officer compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	long-term incentive compensation (in the form of Options and/or RSUs).

Base salaries, if any, are paid in cash or the Bitcoin equivalent (as described elsewhere in this Annual Report) and constitute the fixed portion of the total compensation paid to executive officers. Annual incentives and option-based compensation comprise the remainder and represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) the market performance of the SV Shares. To date, no specific formula has been developed to assign a specific weighting to each of these components. Instead, the Board will consider each performance target and the Corporation’s performance and assign compensation based on this assessment.

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

The Board approves target annual incentive amounts for each Executive at the beginning of each financial year. The Compensation Committee determines target amounts based on a number of factors, including comparable compensation of similar companies. Funding of annual incentive awards is capped at the Corporation level, and the distribution of funds to the executive officers is at the discretion of the Compensation Committee. Each Executive may receive partial or full payment of the target annual incentive amount set by the Compensation Committee at the beginning of each financial year, depending on the number of the predetermined targets met, and the assessment of such Executive’s overall performance by the Compensation Committee and the Board.

In order to develop a recommendation to the Board regarding annual incentive payments, the Compensation Committee assesses Executive performance subjectively, considering each Executive’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals and contributions to meeting the needs of the Corporation that arise on a day-to-day basis. If the Compensation Committee cannot unanimously agree on a recommendation in respect of an Executive’s annual incentive payment, the matter is referred to the full Board for decision.

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

The objective of the RSU Plan is to further aid in retaining eligible employees while maintaining the alignment of compensation with the long-term performance of the Corporation’s SV Shares. RSUs aid in promoting greater share ownership by executives and employees at the Corporation and aligning the Corporation’s compensation practices with market practices. Furthermore, the RSU Plan diversifies the types of incentive-based compensation issuable under such plan, enabling the Board to better tailor such awards to the duties and responsibilities of the directors, employees and consultants (collectively referred to as “Service Providers” within the RSU Plan). While initially intended to only vest based on the continued service of Eligible Persons (as defined in the RSU Plan) with the Corporation, in the future, the RSU Plan will also provide the Board with the alternative of establishing specific performance-based goals in addition to service-based restrictions when determining the vesting of specific RSU grants. This will provide the opportunity to further strengthen the alignment of interests of eligible employees (namely Executives) with the achievement of the Corporation’s long-term strategic plan and the interests of Shareholders.

The objective of the Corporation’s Stock Option Plan is to further aid in retaining qualified talent while maintaining the alignment of compensation with the long-term share price performance of the Corporation’s SV Shares. Options are awarded to directors, consultants and employees, including Executives, at the Board’s discretion, on the recommendation of the Compensation Committee. Decisions with respect to Options granted are based upon the individual’s level of responsibility and their contribution towards the Corporation’s goals and objectives, and additionally may be awarded in recognition of the achievement of a particular goal or extraordinary service. The Compensation Committee considers outstanding Options granted under the Stock Option Plan held by management in determining whether to make any new grants of Options, and the quantum or terms of any Option grant.

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

Stock Option Plan

The Stock Option Plan was adopted by the Board on October 23, 2017 and must be re-approved by the shareholders on a yearly basis pursuant to the policies of the TSXV. The Stock Option Plan was last approved by shareholders at the last annual and special meeting of the Corporation held on November 7, 2024.

Pursuant to the adoption of Policy 4.4 - Security Based Compensation (the “New Policy”) by the TSXV, the Board amended the Stock Option Plan to bring the Stock Option Plan into compliance with the New Policy.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to directors, officers, employees and consultants as additional compensation and as an opportunity to participate in the success of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation’s shareholders.

The following is a summary of the material terms of the Stock Option Plan and is qualified in its entirety by reference to the full text of the Stock Option Plan, which is filed as Exhibit 4.2 to this Annual Report. Any terms not defined herein have the meaning ascribed to such term in the Stock Option Plan):

(a)	Persons who are Eligible Persons of the Corporation are eligible to receive grants of options under the Stock Option Plan. Eligible Persons include any director, officer, Employee, Management Company Employee or Consultant of the Corporation or any of its subsidiaries.

(b)	The aggregate maximum number of SV Shares available for issuance from treasury under the Stock Option Plan at any given time is 10% of the outstanding Shares as at the date of grant of an Option under the Stock Option Plan.

(c)	Unless otherwise permitted by any applicable stock exchange, no Options shall be granted to any optionee if such grant could result, at any time, in:

(i)	the issuance to any one Eligible Person, within a one-year period, together with SV Shares issuable to such Eligible Person under all other security-based compensation arrangements of the Corporation, of a number of SV Shares exceeding 5% of the issued and outstanding Shares;

(ii)	the issuance to any one Consultant, within any 12-month period, of a number of SV Shares exceeding 2% of the issued and outstanding Shares, together with SV Shares issuable to such Consultant under all other security-based compensation arrangements of the Corporation; and

(iii)	the issuance to employees conducting investor relations activities, within any 12-month period, of an aggregate number of SV Shares exceeding 2% of the issued and outstanding Shares.

(d)	Disinterested Shareholder Approval is required for the following:

(i)	any individual stock option grant that would result in the grant to Insiders (as a group), within a 12-month period, of an aggregate number of options exceeding 10% of the issued Shares, calculated on the date an option is granted to any Insider; and

(ii)	any individual stock option grant that would result in the number of SV Shares issued to any individual in any 12-month period under this Plan exceeding 5% of the issued Shares, less the aggregate number of shares reserved for issuance or issuable under any other Share Compensation Arrangement of the Corporation.

(e)	The term of an Option shall not exceed 10 years from the date of grant of the Option and the Expiry Date for each Option shall be set by the Board at the time of issue of the Option.

(f)	All Options granted to Eligible Persons retained to perform Investor Relations Activities will vest and become exercisable in stages over a period of not less than twelve (12) months, with no more than one-quarter (1/4) of such Options vesting and becoming exercisable in any three (3) month period.

(g)	An Option shall vest and may be exercised in whole or in part at any time during the term of such Option after the date of the grant as determined by the Board, subject to extension where the expiry date falls within a Blackout Period.

(h)	Options may be granted by the Corporation and the exercise price of such Options shall be determined pursuant to the recommendations of the Board or a committee appointed to administer the Stock Option Plan from time to time, provided, and to the extent that, such decisions are approved by the Board. The exercise price of an Option shall not be less than the Market Value of the Shares as of the Grant Date, subject to any allowable discounts permitted by the TSXV.

(i)	The Stock Option Plan provides that, if a change of control (as defined in the Stock Option Plan) occurs, or if the Corporation is subject to a takeover bid, all Shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. The Board may also accelerate the expiry date of outstanding options in connection with a takeover bid.

(j)	The Stock Option Plan contains adjustment provisions with respect to outstanding options in cases of share reorganizations, special distributions and other corporation reorganizations including an arrangement or other transaction under which the business or assets of the Corporation become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the shareholders of the Corporation, or the exchange with the shareholders of the Corporation, of securities of the Corporation or securities of another company. Any adjustment, other than in connection with a consolidation or stock split, to an Option granted or issued under the Stock Option Plan is subject to the prior acceptance of the TSXV, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

(k)	The Stock Option Plan provides that on the death or disability of an option holder, all vested options will expire at the earlier of 365 days after the date of death or disability and the expiry date of such options. Where an optionee is terminated for cause, any outstanding options (whether vested or unvested) are cancelled as of the date of termination. If an optionee retires or voluntarily resigns or is otherwise terminated by the Corporation other than for cause, then all vested options held by such optionee will expire at the earlier of (i) the expiry date of such options and (ii) the date which is 90 days (30 days if the optionee was engaged in investor relations activities) after the optionee ceases its office, employment or engagement with the Corporation.

(l)	In lieu of the exercise price of each SV Share underlying an Option being paid in cash, the Option may be exercised, except Options granted to persons performing investor relations activities, at the discretion of the Option holder and only with the written permission of the Board and as permitted by the policies of the TSXV or other stock exchange on which the SV Shares are listed, by a net exercise whereby the Option holder will receive only the number of SV Shares underlying the Option that is the equal to the quotient obtained by dividing: (a) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying SV Shares and the exercise price of the subject Options by (b) the VWAP of the underlying SV Shares.

For purposes of the above, “Insider” means a director or senior officer of the issuer; a director or senior officer of a company that is an Insider or subsidiary of the issuer; a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or, the issuer itself if it holds any of its own securities.

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

Restricted Share Unit Plan

The RSU Plan is available to directors, employees and consultants which are collectively referred to in the RSU Plan as Service Providers of the Corporation, as determined by the Board (the “Eligible Grantees”). As of the date of this Annual Report on Form 20-F, the Corporation has granted 2,074,167 RSUs to Eligible Grantees.

The RSU Plan is intended to complement the Stock Option Plan by allowing the Corporation to offer a broader range of incentives to diversify and customize the rewards available to Eligible Grantees in order to promote long-term retention and greater alignment with the competitive market. The following information is intended to be a brief description and summary of the material features of the RSU Plan and is qualified in its entirety by reference to the full text of the RSU Plan, which is filed as Exhibit 4.3 to this Annual Report. Any terms not defined herein have the meaning defined in the RSU Plan:

(a)	The RSU Plan provides for a fixed maximum limit of 3,300,000 SV Shares available for issuance under the RSU Plan. The number of share issuable pursuant to the RSU Plan is in accordance with the policies of the TSXV. The number of SV Shares issued or to be issued under the RSU Plan and all other security-based compensation arrangements, at any time, shall not exceed 20% of the total number of the issued and outstanding Shares of the Corporation.

(b)	The total number of SV Shares issuable to insiders under the RSU Plan, at any time, together with any other security-based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares of the Corporation.

(c)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to insiders within any one-year period under the RSU Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation.

(d)	Unless disinterested shareholder approval has been obtained, the total number of SV Shares issuable to any one Service Provider within any one-year period under the RSU Plan shall not exceed 1% of the issued and outstanding SV Shares of the Corporation.

(e)	Unless disinterested shareholder approval is obtained and except as otherwise may be permitted by the policies of the TSXV, the maximum aggregate number of SV Shares that are issuable pursuant to the Plan together with all security-based compensation arrangements granted or issued in any 12 month period to any one Grantee must not exceed 5% of the Shares, calculated as at the date of any Security Based Arrangement is granted or issued to the Grantee.

(f)	The total number of SV Shares issuable to all Service Providers within any one-year period under the RSU Plan shall not exceed 2% of the issued and outstanding SV Shares of the Corporation.

(g)	Neither awards nor any rights under any such awards shall be assignable or transferable. If any SV Shares covered by an award are forfeited, or if an award terminates without delivery of any SV Shares subject thereto, then the number of SV Shares counted against the aggregate number of SV Shares available under the RSU Plan with respect to such award shall, to the extent of any such forfeiture or termination, again be available for making awards under the RSU Plan. The RSU Plan shall terminate automatically after ten years and may be terminated on any earlier date or extended by the Board.

(h)	In no case shall an RSU vest within one (1) year from the Grant Date.

(i)	If the Corporation completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control a Grantee who was also an officer or employee of, or Consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the Participant is constructively dismissed, then all unvested Awards shall immediately vest and be settled.

(j)	Grantees of RSUs shall have no rights as holders of SV Shares (“Shareholders”). The Board may provide in an Award Agreement evidencing a grant of RSUs that the Grantee shall be entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding SV Shares, a cash payment for each RSU granted equal to the per-share dividend paid on the outstanding SV Shares. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Restricted Share Units at a price per unit equal to the Fair Market Value of the SV Shares on the date that such dividend is paid. Any grant of additional RSUs pursuant to Section 8.4(a) of the RSU Plan must be included in the maximum number of Shares subject to the Plan pursuant to Section 4 of the RSU Plan. If there are not a sufficient number of Shares available under the RSU Plan to satisfy the grant of additional RSUs, notwithstanding any provision in the applicable Award Agreement, the Corporation shall satisfy the obligation by way of cash payment.

(k)	Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, subject to prior TSXV approval, upon the termination of a Grantee’s Service, any RSUs granted to a Grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of RSUs, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to receive dividends with respect to the RSUs.

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

Restricted Share Units

The RSU Plan provides that the Board of the Corporation may, from time to time, in its sole discretion, grant awards of RSUs to Eligible Grantees. Each RSU shall represent one SV Share of the Corporation. The Board may, in its sole discretion, establish a period of time (a “Vesting period”) applicable to such RSUs. Each award of RSUs may be subject to a different Vesting period. The Board may, in its sole discretion, prescribe restrictions in addition to or other than the expiration of the Vesting period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the RSUs. The performance criteria will be established by the Board in its sole discretion. The Board may, in its sole discretion, revise the performance criteria. Notwithstanding the foregoing, (i) RSUs that vest solely by the passage of time shall not vest in full in less than three (3) years from the grant date; (ii) RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the grant date; and (iii) RSUs granted to outside directors vest, (a) at the election of an outside director at the time the award is granted, within a minimum of one (1) year to a maximum of three (3) years following the grant date, as such outside director may elect, and (b) if no election is made, upon the earlier of a Change of Control or his or her resignation from the Board (any terms not defined herein have the meaning ascribed to such term in the RSU Plan).

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

Summary Compensation Table

The following table provides information for the fiscal year ended December 31, 2024 regarding compensation earned by the Executives:

				Non-equity incentive plan compensation ($)
Name and principal position	Salary ($)	Share-based awards ($)(4)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Michel Amar, Chief Executive Officer and Director(1)(5)	479,467	470,000	-	-	-	-	-	949,467
Paul Ciullo, Chief Financial Officer(2)	136,081	11,750	-	-	-	-	-	147,831
Alec Amar, President and Director(3)(6)	379,012	470,000	-	-	-	-	-	849,012

Notes:

(1)	On February 14, 2020, Michel Amar was appointed Chief Executive Officer of the Corporation.

(2)	On April 29, 2021, Paul Ciullo became the Chief Financial Officer of the Corporation.

(3)	On February 14, 2020, Alec Amar was appointed President of the Corporation.

(4)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.

(5)	No portion of Michel Amar’s compensation relates to his position as a director.

(6)	No portion of Alec Amar’s compensation relates to his position as a director.

Employment, Consulting and Management Agreements

Alec Amar

On January 21, 2022, the Corporation entered into an employment agreement with Alec Amar pursuant to which Mr. Amar provides services as President of the Corporation in consideration of an annual rate of US$375,000. Mr. Amar is eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. The initial three-year term of the agreement expired on January 21, 2025 but was and will continue to be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of the agreement will not be extended.

Michel Amar

On January 21, 2022, the Corporation entered into an employment agreement with Michel Amar pursuant to which Mr. Amar provides services as CEO of the Corporation in consideration of an annual rate of US$475,000. Mr. Amar is eligible to receive an annual discretionary incentive payment upon achievement of certain Corporation and individual performance goals. The initial three-year term of the agreement expired on January 21, 2025 but was and will continue to be automatically extended on a yearly basis upon the expiration of the initial term or any additional terms, unless thirty days prior to the end of the initial term or any additional term, either party shall have given written notice to the other stating that the term of the agreement will not be extended.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Executive outstanding as of December 31, 2024:

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price (C$)(1)	Option expiration date	Value of unexercised in-the-money options (C$)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (C$)
Michel Amar	N/A	N/A	N/A	N/A	1,175,000	1,233,750
Paul Ciullo	27,999	7.08	March 25, 2026 – June 22, 2026	-	60,000	63,000
Alec Amar	N/A	N/A	N/A	N/A	1,125,000	1,181,250

Notes:

(1)	The exercise price shown is the weighted average option exercise price.

(2)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on the last trading day in the fiscal year ended December 31, 2024 of C$2.14.

During the year ended December 31, 2024, 471,409 RSUs under the Corporation’s incentive plans vested.

Pension Plan Benefits, Termination and Change of Control Benefits

The Corporation has no pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise, to any person who is an Executive of the Corporation in connection with or related to the retirement, termination or resignation of such person, and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. Other than as may be provided pursuant to particular employment agreements and except as described below, the Corporation is not party to any compensation plan or arrangement with Executives or subject to a contractual obligation resulting from the resignation, retirement or the termination of employment of any Executive.

Michel Amar and Alec Amar each have entered in an employment agreement with the Corporation. For the purposes of the succeeding paragraphs under this heading “Pension Plan Benefits, Termination and Change of Control Benefits,” each of Michel Amar and Alec Amar may be referred to as the Executive.

In the event that an Executive’s employment ends due to termination by: (a) the Corporation for Cause (as defined in the applicable employment agreement), (b) by the Executive without Good Reason (as defined in the applicable employment agreement), or (c) by non-renewal at the election of the Executive, such Executive’s employment agreement, if any, provides that such Executive will be entitled to the following: (i) any unpaid Base Salary (as defined in the applicable employment agreement) accrued through the termination date, (ii) a lump sum payment for any accrued but unused vacation pay, (iii) COBRA coverage (but no Corporation-paid premiums except as otherwise required by law), (iv) all other payments, benefits or fringe benefits to which the Executive is entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant, and (v) a lump sum payment for any previously unreimbursed business expenses incurred by the Executive on behalf of the Corporation during the term of the Executive’s employment (collectively, the “Accrued Amounts”).

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

The Base Salary of Michel Amar and Alec Amar, respectively, is US$475,000 and US$375,000, and the Severance Amount is US$950,000 and US$750,000, respectively, for each of Michel Amar and Alec Amar, plus any accrued and unpaid Prior Year Annual Bonus and the Current Year Pro-Rata Annual Bonus. There have been no bonus payments under the current employment agreements to either of the Executives.

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

Exercise of Compensation Securities by Executives and Directors

There were no compensation securities exercised by Executives and directors during the fiscal year ended December 31, 2024.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2024:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	827,959	3.12	2,473,201	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	827,959	3.12	2,473,201	(1)

(1)	As at December 31, 2024, the Corporation’s equity compensation plans were the Stock Option Plan, which is a 10% rolling stock option plan, and the RSU Plan. The number of SV Shares that may be reserved for issuance pursuant to the Stock Option Plan at any given time is 10% of the outstanding Shares (as defined in the Stock Option Plan) as at the date of grant of an Option under the Stock Option Plan. As at December 31, 2024, the total number of Options available for issuance under the Stock Option Plan was 3,301,160. A fixed maximum of 3,300,000 SV Shares are issuable under the RSU Plan.

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

As at the date hereof, the Corporation does not pay its directors any fees or compensation for their service as directors, other than reimbursement of expenses incurred by them in such capacity. The Corporation has a small number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Corporation may choose to compensate directors partly with Options and/or RSUs, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Shareholders by providing them with the opportunity to participate in the upside that results from their contributions. While other larger and/or established operating companies may place limits on non-executive director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Corporation believes that some methodologies used to quantify the value of options at the time of the grant by such companies (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Corporation. Because such methodologies typically incorporate stock volatility into the calculation of Option value, the volatility of the Corporation’s stock (compared with more established operating companies) can significantly inflate Option value. The result is that an Option grant in a given year could be valued well in excess of the proposed limits discussed above, even if the Option is out-of-the money on the date of grant. While the Corporation does not object to the principle of limiting non-employee director compensation, the Corporation believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Corporation intends to continue to evaluate grants of Options and/or RSUs to non-employee directors on a case-by-case basis, making grants based on the contributions of such non-employee directors to the Corporation and having regard to the levels of compensation offered by companies in analogous stages of development.

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s directors, other than Michel Amar and Alec Amar, during the financial year ended December 31, 2024. Information regarding the compensation of Michel Amar and Alec Amar can be found in the table under the heading “Summary Compensation Table” hereinabove.

Name	Fees earned (US$)		Share-based awards (US$)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Adam Rossman	3,039	(1)	15,667	-	-	-	-	18,706
Gerard Rotonda	-		-	-	-	-	-	-
Zhichao Li(2)	-		-	-	-	-	-	-

(1)	Represents director fees paid to Mr. Rossman in respect of legal services he provided to the Corporation in his capacity as a director.

(2)	Ms. Li resigned from the Board of Directors on February 10, 2025. The Board of Directors appointed Mr. Elsenbeck as a director, effective February 27, 2025, to fill the vacancy left by Ms. Li’s resignation.

Director Option-Based and Share-Based Awards

The following table provides information regarding the option-based and share-based awards for each director, other than Michel Amar and Alec Amar, outstanding as of December 31, 2024. Information regarding option-based and share-based awards for Michel Amar and Alec Amar can be found in the table under the heading “Incentive Plan Awards” hereinabove.

	Option-based Awards				Share-based Awards
Name	Number of SV Shares underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested (C$)(2)
Adam Rossman	50,000	$2.88	February 14, 2025	9,000	31,666	96,897.96
	25,000	$3.75	January 5, 2026	Nil
	16,333	$7.47	March 25, 2026	Nil
	8,333	$7.47	May 17, 2026	Nil
	8,333	$4.20	June 22, 2026	Nil
Gerard Rotonda	50,000	$2.88	February 14, 2025	9,000	40,000	122,400.00
	25,000	$3.75	January 5, 2026	Nil
	8,333	$7.47	March 25, 2026	Nil
	8,333	$7.47	May 17, 2026	Nil
	8,333	$4.20	June 22, 2026	Nil
Zhichao Li(3)	Nil	N/A	N/A	N/A	35,000	107,100.00

(1)	Calculated based on the difference in value between the exercise price of the options and the closing price of the SV Shares on the TSXV on December 29, 2023, the last business day of the fiscal year ended December 31, 2023, of C$3.06. On such date, 100,000 of the options reflected in the table above were in-the-money.

(2)	Calculated based on the closing price of the SV Shares on the TSXV on December 29, 2023, the last business day of the fiscal year ended December 31, 2023, of C$3.06.

(3)	Ms. Li resigned from the Board of Directors on February 10, 2025. The Board of Directors appointed Mr. Elsenbeck as a director, effective February 27, 2025, to fill the vacancy left by Ms. Li’s resignation.

The following table sets forth, for each of the directors other than Michel Amar and Alec Amar, the value of all incentive plan awards that vested during the year ended December 31, 2024:

Name(1)	Option- based awards – Value vested during the year (US$)	Share- based awards – Value vested (US$)(2)	Non-equity incentive plan compensation – Value earned during the year (US$)
Adam Rossman	$-	15,667	-
Gerard Rotonda	$-	-	-
Zhichao Li(3)	$-	-	-

(1)	Information regarding the compensation of Michel Amar and Alec Amar, directors of the Corporation, is disclosed under the heading “Incentive Plan Awards” hereinabove.

(2)	Amounts reflect the fair value of SV Shares issued and/or RSUs recognized in the applicable year.

(3)	Ms. Li resigned from the Board of Directors on February 10, 2025. The Board of Directors appointed Mr. Elsenbeck as a director, effective February 27, 2025, to fill the vacancy left by Ms. Li’s resignation.

Benefits Upon Termination and/or Change of Control

The Corporation is party to executive employment agreements with each of its President and CEO. See “Employment, Consulting and Management Agreements” above, which sets out the material terms of the contracts therewith, including benefits to such persons upon termination of their employment with the Corporation. Paul Ciullo does not have a written employment agreement with the Corporation providing benefits upon termination as an officer of the Corporation. Adam Rossman, Gerard Rotonda and Dennis Elsenbeck do not have employment agreements with the Corporation providing benefits upon termination as a director of the Corporation.

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

The Board is currently comprised of five (5) members, two (2) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Each of Adam Rossman and Gerard Rotonda is considered independent within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received material remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Michel Amar and Alec Amar are not considered independent directors because they are officers of the Corporation, and Dennis Elsenbeck is not considered an independent director due to the compensation he has previously received from the Corporation for consulting services provided to the Corporation through his business, ElsEnergy LLC.

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

Compensation

The Compensation Committee is responsible for, among other matters, the establishment of compensation policies and security incentive plans, evaluating the performance and effectiveness of the Board, the performance evaluation of executives and deciding the compensation of executives and directors. For further details on the compensation practices of the Corporation, see “Governance and Nomination Committee” below.

Board Committees

The Board has four standing committees, being the Audit Committee, the Compensation Committee, the Governance and Nomination Committee and the Disclosure Committee.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The current members of the Audit Committee are Gerard Rotonda (Chair), Adam Rossman and Dennis Elsenbeck. Messrs. Rotonda and Rossman are each “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Elsenbeck is not considered an independent director due to the compensation he has previously received from the Corporation for consulting services provided to the Corporation through his business, ElsEnergy LLC. However, pursuant to Nasdaq Listing Rule 5605(c)(2)(B), the Board has determined that Mr. Elsenbeck is able to exercise the impartial judgement necessary to fulfill his responsibilities as a member of the Audit Committee, and the appointment of Mr. Elsenbeck as a member of the Audit Committee is in the best interests of the Corporation and its shareholders, such that Mr. Elsenbeck may serve as a member of the Audit Committee until the earlier of the next annual shareholders’ meeting of the Corporation and August 27, 2025.

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

Governance and Nomination Committee

The Governance and Nomination Committee identifies individuals qualified to be nominated as members of the Board, develops corporate governance guidelines and principles for the Corporation and assists the Board with the structure and composition of Board committee. The Governance and Nomination Committee is comprised of Adam Rossman (Chair), Gerard Rotonda and Michel Amar. Messrs. Rossman and Rotonda are considered “independent” within the meaning of NI 58-101. The Governance and Nomination Committee ensures an objective process for determining nomination of directors by providing that a majority of members of the Governance and Nomination Committee are considered independent within the meaning of NI 58-101. The duties of the Governance and Nomination Committee include reviewing the Corporation’s policies, codes and mandates, reviewing the size, composition and candidates of board committees, recommending to the Board the necessary and desirable competencies and skills of directors and annually conduct, review and report to the Board the results of an assessment of the Board’s performance and effectiveness.

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

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors on its Board. The Board may consider implementing term limits and other mechanisms of Board renewal if and when it determines it is necessary to amend the Corporation’s corporate governance practices. The business of the Corporation has evolved, and is likely to continue to evolve, as the industries in which the Corporation operates have evolved and may evolve in the future. Recognizing this, and to ensure optimal governance of the Corporation by the Board, director renewal and replacement is managed in a manner to ensure that the Board can function effectively while enabling new directors to gain a full understanding of the Corporation’s business.

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

Nasdaq Rules

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

D.	Employees

As of December 31, 2024, the Corporation had 16 full-time employees all of whom are located in the United States. None of the Corporation’s employees are covered by collective bargaining agreements.

Function	Total
Management	5
General and administration	11
Total	16

E.	Share Ownership

For information regarding the share ownership of the Corporation’s directors and officers, see ITEM 7.A. “Major Shareholders” below. For details regarding the Corporation’s equity incentive plans, see ITEM 6.B. “Long-Term Incentive Plan,” “Stock Option Plan” and “Restricted Share Unit Plan.”

F.	Disclosure of the Corporation’s Action to Recover Erroneously Awarded Compensation.

The Corporation adopted a compensation recovery policy (the “Executive Compensation Clawback Policy”) as required by the Nasdaq listing rules and Rule 10D-1 of the Exchange Act. A copy of the Executive Compensation Clawback Policy is filed as Exhibit 97.1 hereto. In connection with the SEC’s review of the Corporation’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Corporation determined that it was required to prepare an accounting restatement of its consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, which has been reflected in the restated comparative periods presented in the consolidated financial statements for the year ended December 31, 2023 that are filed herewith. The Corporation concluded that it was not required under the Executive Compensation Clawback Policy to recover any previously awarded incentive-based compensation because the restatement did not impact related performance metrics used for executive officer compensation, and, therefore, no recovery of incentive-based compensation was required.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Holdings by Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Corporation’s voting securities as of March 28, 2025 by (i) each individual who served as an executive officer and/or director during the fiscal year ended December 31, 2024, individually and as a group, and (ii) each person known by the Corporation to beneficially own more than 5% of the outstanding shares of the Corporation. Unless otherwise indicated, the Corporation believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, except where otherwise noted below, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, a person is deemed to be a beneficial owner of a security if that person has sole or shared voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security, including shares that a person or entity has the right to acquire within 60 days of March 28, 2025, if any, in which case, such shares are considered to be outstanding and to be beneficially owned by the person with such right to acquire additional shares for the purposes of computing the percentage ownership of that person (including in the total when calculating the applicable beneficial owner’s percentage of ownership) but not for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the percentages presented in the table below are based on 36,307,870 SV Shares outstanding as of March 28, 2025.

Except as otherwise noted, the business address for each person listed in the table below is 218 NW 24th Street, 2nd Floor, Miami, FL 33127. A description of the differences between the SV Shares and the PV Shares is included in Exhibit 2(d) attached to this Annual Report. Except with respect to any PV Shares held or beneficially owned by any major shareholder, the Corporation’s major shareholders do not have any different or special voting rights.

Name of Beneficial Owner	SV Shares		Percentage of Outstanding SV Shares	PV Shares		Percentage of Outstanding PV Shares	Percentage of Total Voting Power(1)
Directors and Executive Officers:
Michel Amar	5,798,814	(2)	15.97%	3,333	(3)	100%	17.49%
Alec Amar	828,033	(4)	2.28%	-		-	2.24%
Paul Ciullo	77,217	(5)	*	-		-	*
Gerard Rotonda	103,332	(6)	*	-		-	*
Adam Rossman	146,078	(7)	*	-		-	*
Zhichao Li	-		-	-		-	-
Dennis Elsenbeck	-		-	-		-	-
All Directors and Executive Officers as a Group (6 persons)	6,953,474		19.03%	3,333		100%	20.48%
Five Percent Holders:
Eleven Ventures LLC(8)	6,430,245		16.28%	-		-	16.01%

*	Less than one percent (1%).

(1)	Percentage of total voting power represents voting power with respect to all SV Shares and PV Shares, voting as a single class. Each holder of PV Shares is entitled to 200 votes per PV Share, and each holder of SV Shares is entitled to one vote per share of SV Shares on all matters submitted to our stockholders for a vote. As of the date hereof, there were 3,333 PV Shares issued and outstanding.

(2)	Consists of (a) 1,513,219 SV Shares held by Michel Amar, (b) 626,544 SV Shares held by Bit Mining International LLC (“BMI”), (c) 2,165,889 SV Shares held by Bit.Management, LLC (“Bit.Management”) and (d) 1,493,162 SV Shares held by NYAM, LLC (“NYAM”). Does not include 666,600 SV Shares issuable upon the conversion of 3,333 PV Shares held by NYAM or restricted stock units held by Mr. Amar that are subject to vesting. BMI, Bit.Management and NYAM are each controlled by Mr. Amar, the CEO of the Corporation. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM.

(3)	Consists of 3,333 PV Shares held by NYAM.

(4)	Consists of (a) 783,033 SV Shares held by Alec Amar and (b) 45,000 SV Shares held by Matbrands LLC. Matbrands LLC is controlled by Mr. Amar, the President of the Corporation.

(5)	Consists of (a) 49,218 SV Shares held by Paul Ciullo and (b) 27,999 SV Shares underlying options that are currently exercisable or exercisable within 60 days of March 28, 2025.

(6)	Consists of (a) 3,333 SV Shares held by Gerard Rotonda and (b) 99,999 SV Shares underlying options that are currently exercisable or exercisable within 60 days of March 28, 2025.

(7)	Consists of (a) 38,079 SV Shares held by Adam Rossman and (b) 107,999 SV Shares underlying options that are currently exercisable or exercisable within 60 days of March 28, 2025.

(8)	Based solely upon information provided by Eleven Ventures LLC (“Eleven”), the Corporation has been informed by Eleven that this consists of 3,240,851 SV Shares held by Eleven and up to 3,189,394 SV Shares issuable upon exercise of warrants held by Eleven that are currently exercisable (the “Eleven Warrants”). Under the terms of the Eleven Warrants, the holder may not exercise the Eleven Warrants to the extent such exercise would cause the holder, together with its affiliates and any other persons acting as a group together with the holder and any of the holder’s affiliates, to beneficially own a number of SV Shares which would exceed 4.99% or 9.99% (based on the election of Eleven in connection with the issuance of such Eleven Warrants) of the Corporation’s then outstanding SV Shares following such exercise, excluding for purposes of such determination SV Shares issuable upon exercise of warrants which have not been exercised. The number of SV Shares reflected in the table above and this footnote does not reflect these limitations. Eleven is managed by Eleven Managers LLC, whose sole manager is Hartley Wasko. The address for Eleven Ventures LLC is 463 Adams Street, Denver, CO 80206.

*	Less than one percent (1%).

U.S. Share Ownership

As of March 26, 2025, there were a total of 89 holders of record of our SV Shares and 1 holder of record of our PV Shares with addresses in the U.S. We believe that the number of U.S beneficial owners is substantially greater than the number of U.S record holders, because a large portion of our SV Shares are held in broker “street name.” As of March 26, 2025, U.S. holders of record held approximately 35.34% of our outstanding SV Shares and 100% of our outstanding PV Shares.

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

On February 5, 2023, the Corporation entered into a loan agreement (the “Loan Agreement”) with Doge Capital LLC, a company owned and controlled by Michel Amar and Alec Amar (the “Lenders”). Pursuant to the Loan Agreement, the Lenders agreed to make available to the Corporation an amortizing loan in the amount of 30 Bitcoins (the “Loan”), and the Corporation agreed to repay the Lenders 36 Bitcoins as full repayment of the Loan. Pursuant to the terms of the Loan Agreement, the Corporation agreed to pay the Lenders 3 Bitcoins per month for 12 consecutive months, with the first payment being due on March 31, 2023. The remaining balance of the loan was paid off during Q1 2024.

Commencing in August 2022, Mr. Elsenbeck, through ElsEnergy LLC, a sole proprietorship, began to provide consulting services to the Corporation, including energy management and contract analysis, for which the Corporation pays $5,000 per month.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Corporation’s financial statements are stated in United States dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements as required under ITEM 17. “Financial Statements” are attached hereto and found immediately following the text of this Annual Report on Form 20-F. The audit reports of Davidson & Company LLP and Raymond Chabot Grant Thornton LLP, independent registered public accounting firms, are included herein immediately preceding the consolidated financial statements.

Legal Proceedings

The Corporation is not currently a party to any actual or pending legal proceedings or regulatory actions that would materially affect the Corporation nor is the Corporation currently contemplating any legal proceedings that are material to its business or of which any of its assets are likely to be subject. Furthermore, the Corporation is not aware of any such proceeding known to be contemplated or threatened which would materially affect the Corporation.

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

The Corporation’s SV Shares trade on the TSXV under the ticker symbol “DGX” and on Nasdaq under the ticker symbol “DGXX.”

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

C.	Material Contracts

1.	On December 21, 2021, one of the Corporation’s subsidiaries entered into a lease agreement (the “Buffalo Facility Lease Agreement”) with East Delavan Property, LLC (“East Delavan”), pursuant to which the Corporation leases certain land and buildings located at the 1001 East Delavan facility in Buffalo, New York in order to conduct a portion of its mining operations. The Buffalo Facility Lease Agreement has a term of 99 years for a one-time, upfront rental payment of US$2,300,000.

2.	The energy contract dated February 6, 2018 between EnergyMark and Bit.Management, LLC (the “Energy Contract”) was assigned by Bit.Management, LLC to Digihost International (the “Buyer” under the Energy Contract, as the context requires) prior to completion of the RTO. EnergyMark is the provider of power under the contract. There is no cap to the amount of power that the Buyer can purchase under the contract. For all quantities of power used by the Buyer, the price that the Buyer shall pay EnergyMark per kWh shall be a price which is updated every hour, the “NYISO Zone-A Real-Time Price,” plus US$0.001/kWh. Pursuant to the terms of the Energy Contract, the Buyer has the option to request a “forward price” for all or any portion of the power that the Buyer will purchase under the contract for the upcoming month and for any subsequent months, and the Buyer’s request shall designate the fixed quantity of power that the Buyer shall purchase at a fixed price agreed to by the Buyer and EnergyMark. The Corporation has not requested a “forward price” at this time and the price paid is a variable rate based off the above noted “NYISO Zone-A Real-Time Price.”

3.	On March 4, 2022, the Corporation entered into an offering agreement with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Corporation established an at-the-market equity program (the “ATM Program”), pursuant to which the Corporation was permitted to sell, from time to time, through the Agent, up to $250,000,000 of its SV Shares. A cash commission of 3.0% of the aggregate gross proceeds raised under the ATM Program was paid to the Agent in connection with its services in connection with the ATM Program. Under the ATM Program, the Corporation issued 562,654 SV Shares in exchange for gross proceeds of $1,096,297.71, at an average share price of $1.9484, and received net proceeds of $1,055,456.19 after paying commissions of $32,888.93 to the Agent and incurring $7,952.59 of other transaction fees. The ATM Program expired on March 23, 2024, before all remaining SV Shares could be sold. Proceeds from the ATM Program were used to fund general business operations and working capital requirements, including funding payments to the Corporation’s electric and utility providers, payroll expenses, and legal and professional fees.

4.	For a description of the 2024 Private Placement and the Corporation’s related subscription agreements with the investors thereto, see the section entitled “Fiscal 2024” in ITEM 4 “Information on the Corporation.”

5.	For a description of the 2025 Private Placement and the Corporation’s related subscription agreements with the investors thereto, see the section entitled “Subsequent to Fiscal 2024” in ITEM 4 “Information on the Corporation.”

6.	For a description of the various compensatory arrangements between the Corporation and its executive officers and directors, see ITEM 6.B. “Compensation.”

D.	Exchange Controls

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

Certain Material U.S. Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of SV Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase SV Shares and hold such SV Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold SV Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the United States dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. estate or gift tax considerations, the alternative minimum tax, the net investment income tax or any state or local or non-U.S. tax consequences. The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of legal counsel with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As used in this discussion, the term “we” refers to the Corporation, and the term “U.S. Holder” means a beneficial owner of SV Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

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

U.S. Holders are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of SV Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

Special, generally unfavorable, U.S. federal income tax rules may apply to U.S. Holders owning SV Shares if we are determined to be a PFIC. We will be treated as a PFIC, for any taxable year in which either (1) at least 75% of our gross income is “passive income,” or (2) on average at least 50% of our assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether we are a PFIC, a proportionate share of the income and assets of each corporation or partnership in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

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

If we were to be a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution rules if such U.S. Holder makes a valid “mark-to-market” election for the SV Shares for the first taxable year in which such U.S. Holder holds the SV Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” The SV Shares will be marketable stock if (as is currently the case) they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the SV Shares held at the end of such taxable year over the adjusted tax basis of the SV Shares. The U.S. Holder would also take into account as an ordinary loss each year, the excess of the adjusted tax basis of the SV Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses previously deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in the SV Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of the SV Shares would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included as ordinary income) and thereafter as capital loss.

A mark-to-market election would not apply to the SV Shares for any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year in which we became a PFIC. Such election would not apply to any non-U.S. subsidiaries. We currently do not have any non-U.S. subsidiaries.

The tax consequences that would apply to the SV Shares if we were to be a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. At this time, we do not intend to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and prospective investors should therefore assume that a QEF election will not be available if we were to be a PFIC.

As discussed below under “Certain Material U.S. Federal Income Tax Considerations – Distributions,” notwithstanding any election made with respect to the SV Shares, if we were to be a PFIC in either the taxable year of the distribution or the immediately preceding taxable year, dividends received by a U.S. Holder who is an individual would not qualify for reduced federal income tax rates.

If we were to be a PFIC for any taxable year during which a U.S. Holder owned any SV Shares, the U.S. Holder would generally be required to file an IRS Form 8621 with its federal income tax returns. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules to their ownership of the SV Shares and whether they should make the mark-to-market election described above with respect to their SV Shares.

Distributions

Subject to the discussion above under “Certain Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution on the SV Shares generally will be required to include the gross U.S. dollar amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received by the U.S. Holder, to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the distribution exceeds our current and accumulated earnings and profits as so determined, the distribution will be treated first as a tax-free return of capital and will reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s SV Shares, and then as capital gain recognized on a sale, exchange or other taxable disposition of the SV Shares (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions on the SV Shares to be reported to them as dividends. Distributions on SV Shares that are treated as dividends generally will constitute foreign source income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced federal income tax rate provided that certain requirements are met. Subject to the discussion above under “Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Consequences,” dividends paid on the SV Shares should be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that such U.S. Holders satisfy certain conditions, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends paid on such U.S. Holder’s SV Shares.

Sale, Exchange or Other Disposition of SV Shares

Subject to the discussion above under “Certain Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of the SV Shares in an amount equal to the difference, if any, between the U.S. Holder’s amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the SV Shares sold, exchanged or disposed. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or a long-term capital loss if, on the date of sale, exchange or other disposition, the SV Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of the SV Shares will generally be treated as gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than United States dollars will be included in income by a U.S. Holder in a United States dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes, regardless of whether the payment is in fact converted into United States dollars at that time. If the foreign currency is converted into United States dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted into United States dollars at a later date, any currency gains or losses resulting from the conversion will be treated as ordinary income or loss, and such loss may not be deductible if the U.S. Holder is an individual (due to current law limitations on the deductibility of investment expenses). Such foreign currency gain or loss will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are generally required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property held for investment. Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the SV Shares, as well as any foreign currency gain, may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on net investment income.

Backup Withholding and Information Reporting

Dividends paid to a U.S. Holder in respect of the SV Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the SV Shares within the United States or through certain U.S.-related financial intermediaries may be subject to U.S. backup withholding unless a U.S. Holder is a corporation or other exempt recipient and provides a competed and executed IRS Form W-9.. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability when the U.S. Holder files a U.S. federal income tax return reporting the required information.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must complete and attach an IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our SV Shares. U.S. Holders should also be aware that if we were to be a PFIC, they will generally be required to file IRS Form 8261 with their U.S. federal income tax returns. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the SV Shares and their particular situations.

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

We also make our SEC filings available on our website, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website is www.digipowerx.com.

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

Not applicable.

ITEM 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Corporation carried out an evaluation, under the supervision of the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, as of the end of the period covered by this Annual Report, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that, due to the material weaknesses in our internal control over financial reporting described below, the Corporation’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Corporation’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Management of the Corporation, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Corporation’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, has determined that the Corporation’s internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses in the Corporation’s internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, in conjunction with the preparation of this Annual Report, management of the Corporation determined that (a) the Corporation does not have effective review and reconciliation procedures related to the period end balances in connection with the closing of financial statements for a particular period, and (b) the Corporation has insufficient procedures or processes to independently generate an expectation over the rewards which should be received from self-mining and colocation agreements based on the hashing power provided to the network, in order to assess the completeness and accuracy of rewards received from those revenue streams.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

The Corporation plans to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operating effectively. The Corporation plans to implement a formal process to review and reconcile period end balances related to the items described above and properly reassess those items as required. The Corporation also plans to implement procedures to formally review the equipment listings for its miners used for self-mining and for co-location customers, and to generate an independent expectation of expected rewards based on hashing power provided to the network.

The material weaknesses in the Corporation’s internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management’s efforts are ongoing, and the Corporation expects its remediation plan to be completed in the second quarter of 2025. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Corporation’s financial reporting may be materially and adversely affected, including as described in the “Risk Factors” section above.

Remediation of Prior Material Weakness in Internal Control Over Financial Reporting

As previously reported in the Corporation’s annual report on 20-F for the fiscal year ended December 31, 2023, management of the Corporation identified certain material weaknesses related to (a) the Corporation’s failure to timely communicate with and enable its independent registered public accounting firm to timely complete a PCAOB audit of the Corporation’s financial statements included in that annual report and (b) the Corporation improperly classifying proceeds from the sales of digital assets in its financial statements as cash flows from investing activities, rather than cash flows from operating activities. As noted above, a material weakness is not generally considered fully remediated until the enhanced controls related to that material weakness are fully implemented and operate for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively. Since identifying the material weaknesses, the Corporation’s management has implemented its plan to remediate these control deficiencies, including in order to timely file this Annual Report, which contains financial statements for the fiscal year ended December 31, 2024 that classify proceeds from the sales of digital assets as cash flows from investing activities. Management has completed its documentation, testing and evaluation of the updated internal controls and determined that, as of December 31, 2024, these controls have now operated for a sufficient period of time, and, through testing of the design and operating effectiveness of the controls, management has concluded that these controls are operating effectively. As such, management concluded that the previously identified material weaknesses have been remediated as of December 31, 2024.

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

(d)	Changes in Internal Control over Financial Reporting

Management has not identified any change in the Corporation’s internal control over financial reporting that occurred during the fiscal year ending December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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

ITEM 16B. Code of Ethics

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of the Corporation’s directors, officers and employees as well as its consultants. The Code is available on the Corporation’s website, www.digipowerx.com, in the “Governance” section under the “Documents and Charters” tab. We will disclose on our website any amendment to, or waiver from, a provision of the Code that our applies to our employees, officers or directors as required by applicable securities rules and regulations. During the year ended December 31, 2024, the Corporation did not waive or implicitly waive any provision of the Code with respect to any of the Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C. Principal Accountant Fees and Services

Raymond Chabot Grant Thornton LLP (“Raymond Chabot Grant Thornton”) served as our independent registered public accounting firm for the year ended December 31, 2023 and up to the date of its resignation, and Davidson & Company LLP (“Davidson”) was appointed as our independent registered public accounting firm, including to audit the consolidated financial statements for the year ended December 31, 2024 that appear in this Annual Report. See ITEM 16.F. “Change in Registrant’s Certifying Accountant” for further details regarding the change in our independent registered public accounting firm. Set forth below are the total fees billed (or expected to be billed) by Raymond Chabot Grant Thornton and Davidson, respectively, for providing certain professional services to the Corporation in each of the last two years:

(in U.S. dollars)	Year Ended December 31, 2024	Year Ended December 31, 2023

Davidson & Company LLP
Audit Fees	$390,000	$-
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
Total Fees Paid	$-	$-
Raymond Chabot Grant Thornton LLP
Audit Fees	$1,004,089	$475,206
Audit-Related Fees	$5,933	$147,265
Tax Fees	$27,726	$18,391
All Other Fees	$-	$-
Total Fees Paid	$1,037,748	$640,862

Audit Fees: Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, quarterly review, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings.

Audit-Related Fees: Audit-related services consist of fees billed by our independent registered public accounting firm for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attestation services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees: Tax fees consist of fees billed by our independent registered public accounting firm for professional tax services. These services also include assistance regarding federal, state and local tax compliance.

All Other Fees: Other fees would include fees for products and services provided by our independent registered public accounting firm other than the services reported above.

Subject to the requirements of Canadian National Instrument 52-110, the engagement of an auditor to perform non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case by case basis. The Board or, as applicable, the Audit Committee sets forth its pre-approval and/or confirmation of services authorized by thereby in the minutes of its meetings. All services provided to us by our independent registered public accounting firm in 2024 and 2023 were pre-approved by the Board or the Audit Committee

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F. Change in Registrant’s Certifying Accountant

As previously disclosed by the Corporation in Amendment No.1 to the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 5, 2025 (as so amended, the “2023 Annual Report”), Raymond Chabot Grant Thornton resigned on November 27, 2024 at the Corporation’s request effective as of such date.

Following the foregoing, on November 27, 2024, the Corporation engaged Davidson as its independent registered public accounting firm to audit the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2024. The appointment of Davidson was recommended to the Corporation’s Board by the Audit Committee of the Board and subsequently approved by the Board.

The audit reports of Raymond Chabot Grant Thornton on the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, except to indicate that there was substantial doubt about the Corporation’s ability to continue as a going concern.

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

The Corporation provided Raymond Chabot Grant Thornton with a copy of the disclosure above prior to its filing of the 2023 Annual Report and this Annual Report and requested that Raymond Chabot Grant Thornton furnish the Corporation with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. Their letter to the SEC dated March 5, 2025 is filed as Exhibit 16.1 to this Annual Report.

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

Shareholder Approval Requirements

Nasdaq Listing Rule 5635 requires that shareholder approval be required for the Corporation to issue securities in connection with certain events, such as the acquisition of shares or assets of another company, a change in control of the company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements, directed issues at or above market price and the issuance of convertible notes. Neither Canadian securities laws nor Canadian corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transactions are structured in a way that requires shareholder approval under the Canada Business Corporations Act, or where the TSXV requires the shareholder approval for the establishment of or amendments to equity-based compensation plans, in which case, the Corporation intends to follow its home country requirements.

ITEM 16H. Mine Safety Disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider Trading Policies

The Corporation has adopted an insider trading policy governing the purchase, sale and other dispositions of the Corporation’s securities that applies to all personnel of the Corporation and its subsidiaries, including directors, officers and employees and other covered persons (the “Securities Trading Policy”). A copy of our Securities Trading Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

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

The consolidated financial statements required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report on Form 20-F and are incorporated by reference herein. The audit reports of Davidson & Company LLP, independent registered public accounting firm (Firm ID: 731), and Raymond Chabot Grant Thornton LLP, independent registered public accounting firm (Firm ID: 1232), are included herein immediately preceding the audited consolidated financial statements.

a.	Audited Financial Statements — for the years ended December 31, 2024, 2023 and 2022 and as of December 31, 2024 and 2023

ITEM 18. Financial Statements

The Corporation has elected to provide financial statements pursuant to ITEM 17.

ITEM 19. Exhibits

1.1	Articles of Incorporation of Chortle Capital Corp. (incorporated by reference to Exhibit 1.1 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.2	Certificate of Change of Name to Hashchain Technology Inc. (incorporated by reference to Exhibit 1.2 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.3	Notice of Articles (incorporated by reference to Exhibit 1.3 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.4	Certificate of Change of Name to Digihost Technology Inc. (incorporated by reference to Exhibit 1.4 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.5	Notice of Articles (incorporated by reference to Exhibit 1.5 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.6	Notice of Articles (incorporated by reference to Exhibit 1.6 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
1.7	Certificate of Change of Name to Digi Power X Inc.
2(d)	Description of Securities (incorporated by reference to Exhibit 2(d) to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.1	Form of Employment Agreement (incorporated by reference to Exhibit 4.2 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.2	Digihost Technology Inc. Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.3	Digihost Technology Inc. Restricted Share Unit Incentive Plan (incorporated by reference to Exhibit 4.4 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.4	Base Contract for the Sale of Energy Supply, dated as of February 6, 2018, by and between Bit Management LLC / NYAM, LLC and EnergyMark, LLC (incorporated by reference to Exhibit 4.5 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.5	Securities Purchase Agreement, dated as of March 11, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.6 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.6	Form of Common Shares Purchase Warrant, dated March 16, 2021 (incorporated by reference to Exhibit 4.7 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)

4.7	Securities Purchase Agreement, dated as of April 6, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.8 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.8	Form of Common Shares Purchase Warrant, dated April 9, 2021 (incorporated by reference to Exhibit 4.9 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.9	Securities Purchase Agreement, dated as of June 15, 2021, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.10 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.10	Form of Common Shares Purchase Warrant, dated June 18, 2021 (incorporated by reference to Exhibit 4.11 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.11	Lease Agreement, dated as of December 21, 2021, by and between East Delavan Property, LLC and DGX Holding, LLC (incorporated by reference to Exhibit 4.12 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.12	Securities Purchase Agreement, dated as of March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.13 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.13	Form of Warrant Cancellation Agreement, dated March 6, 2022, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.14 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.14	Form of Common Shares Purchase Warrant, dated March 9, 2022 (incorporated by reference to Exhibit 4.15 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.15	Form of Pre-Funded Common Shares Purchase Warrant, dated March 9, 2022 (incorporated by reference to Exhibit 4.16 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.16	Loan Agreement, dated as of February 5, 2023, by and between Digihost International, Inc. and Doge Capital LLC (incorporated by reference to Exhibit 4.17 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on July 14, 2023)
4.17	Securities Purchase Agreement, dated as of August 5, 2024, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 4.17 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
4.18	Form of Common Shares Purchase Warrant, dated August 15, 2024 (incorporated by reference to Exhibit 4.18 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
4.19	Registration Rights Agreement, dated as of August 15, 2024, between Digihost Technology Inc. and each investor listed on the signature pages thereto (incorporated by reference to Exhibit 4.19 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
4.20	Securities Purchase Agreement, dated as of January 31, 2025, between Digihost Technology Inc. and each purchaser identified on the signature pages thereto
4.21	Form of Common Shares Purchase Warrant, dated February 7, 2025
8.1	List of Subsidiaries
11.1	Digi Power X Inc. Securities Trading Policy
12.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(*)	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(*)	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from Raymond Chabot Grant Thornton LLP to the SEC, dated March 5, 2025 (incorporated by reference to Exhibit 16.1 to Amendment No. 1 to the Corporations Annual Report on Form 20-F, filed with the SEC on March 5, 2025)
23.1	Consent of Davidson & Company LLP, independent registered accounting firm
23.2	Consent of Raymond Chabot Grant Thornton LLP, independent registered accounting firm
97.1	Digihost Technology Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Corporation’s Annual Report on Form 20-F, filed with the SEC on September 16, 2024)
101. INS(*)	Inline XBRL Instance Document
101.SCH(*)	Inline XBRL Taxonomy Extension Schema Linkbase Document
101. AL(*)	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF(*)	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB(*)	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE(*)	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104(*)	Cover Page Interactive Data File (embedded within Inline XBRL document)

(*)	In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

DIGI POWER X INC.

/s/ Michel Amar
Michel Amar
Chief Executive Officer

Date: March 31, 2025

DIGI POWER X INC.

(formerly DIGIHOST TECHNOLOGY INC.)

INDEPENDENT AUDITOR’S REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Digi Power X Inc. (formerly Digihost Technology Inc)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Digi Power X Inc. (formerly Digihost Technology Inc.) (the “Company”), as of December 31, 2024, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The financial statements of the Company for the years ended December 31, 2023, and 2022, were audited by other auditors, whose report dated September 16, 2024, except for Note 2(w), as to which the date was March 5, 2025, expressed an unqualified opinion on those statements. We have also audited the adjustments to retrospectively apply the change in accounting policy described in Note 2(v) to the financial statements. In our opinion, the retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2023, and 2022 financial statements other than with respect to the adjustment above and, accordingly, we do not express an opinion on any other form of assurance on the December 31, 2023, and 2022 financial statements as a whole.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficiency of $3,398,621, which is not sufficient to meet the Company's requirements and business growth initiatives. These events and conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
PCAOB ID: 731
March 28, 2025

Report of Independent Registered Public Accounting Firm	Raymond Chabot Grant Thornton LLP Suite 2000 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

To the Board of Directors and Shareholders of

Digi Power X Inc. (formerly known as Digihost Technology Inc.)

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Digi Power X Inc. (the “Company”) as of December 31, 2023, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Member of Grant Thornton International Ltd	rcgt.com

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

Montréal, Canada

September 16, 2024, except for Note 2(w), as to which the date is March 5, 2025.

Digi Power X Inc. (formerly “Digihost Technology Inc.”) Consolidated Statements of Financial Position (Expressed in United States Dollars)

As at December 31,	2024	2023
ASSETS
Current assets
Cash	$1,703,896	$341,273
Digital currencies (note 4)	4,525,416	822,884
Amounts receivable and other assets (note 5)	384,939	867,257
Income tax receivable	44,000	168,337
Total current assets	6,658,251	2,199,751
Property, plant and equipment (note 6)	21,721,038	33,386,684
Right-of-use assets (note 7)	2,039,910	2,366,115
Intangible asset (note 8)	1,055,569	1,184,798
Amounts receivable and other assets (note 5)	1,942,476	2,159,314
Investment (note 10)	900,844	850,685
Total assets	$34,318,088	$42,147,347

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$6,579,948	$4,510,757
Lease liabilities (note 11)	51,112	110,651
Loans payable (note 12)	77,564	253,630
Mortgage payable (note 13)	-	389,064
Warrant liabilities (note 14)	3,348,248	5,456,749
Total current liabilities	10,056,872	10,720,851
Deposits payable	2,203,526	1,486,184
Lease liabilities (note 11)	75,685	336,863
Loans payable (note 12)	-	356,710
Total liabilities	12,336,083	12,900,608
Shareholders’ equity
Share capital (note 15)	46,006,402	42,503,660
Contributed surplus	16,124,349	15,468,823
Cumulative translation adjustment	(7,133,161)	(2,228,447)
Deficit	(33,295,015)	(26,497,297)
Shareholders’ equity attributable to shareholders	21,702,575	29,246,739
Non-controlling interest (note 26)	279,430	-
Total shareholders’ equity	21,982,005	29,246,739
Total liabilities and shareholders’ equity	$34,318,088	$42,147,347

Nature of operations and going concern (note 1)
Subsequent events (note 26)

Approved on behalf of the Board:

“Michel Amar” , Director	“Adam Rossman” , Director

The accompanying notes are an integral part of these consolidated financial statements.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Consolidated Statements of Comprehensive Loss

(Expressed in United States Dollars)

Year Ended December 31,	2024	2023	2022
Revenue
Digital currency mining (note 4)	$10,318,500	$18,128,241	$24,190,060
Colocation services (note 4(3))	15,790,179	1,675,269	-
Sale of electricity (note 4(3))	6,283,028	3,037,393	-
Sale of energy (note 3)	4,610,556	3,272,005	-
Total revenue	37,002,263	26,112,908	24,190,060
Cost of digital currency mining
Cost of revenue	(32,711,567)	(20,217,924)	(17,760,786)
Depreciation and amortization	(15,637,616)	(14,923,419)	(10,709,108)
Miner lease and hosting agreement (note 4(3))	-	(638,689)	(2,517,503)
Gross loss	(11,346,920)	(9,667,124)	(6,797,337)
Expenses
Office and administrative expenses	(2,410,310)	(2,108,831)	(3,016,409)
Professional fees	(2,233,333)	(1,546,626)	(1,745,613)
Regulatory fees	(85,798)	(119,647)	(235,445)
Gain on sale of property, plant and equipment	-	-	1,140,658
Loss on settlement of debt	-	-	(294,306)
Foreign exchange gain (loss)	5,227,038	(1,377,475)	3,972,705
Gain (loss) on sale of digital currencies (note 4)	1,558,772	945,536	(11,574,330)
Loss on digital currency option calls	-	-	(1,950,000)
Change in fair value of loan and salaries payable (notes 12 and 19)	(793,606)	(310,521)	-
Change in fair value of investment (note 10)	50,159	50,685	-
Other income (expense)	13,784	54,528	(50,834)
Change in fair value of amount owing for Miner Lease Agreement	-	(267,551)	1,693,088
Share based compensation (note 17)	(1,748,506)	(1,620,777)	(3,296,238)
Gain (loss) on revaluation of digital currencies (note 4)	898,691	10,991	(3,256,530)
Impairment of goodwill (note 9)	-	-	(1,260,783)
Impairment of data miners (note 6)	-	-	(1,556,000)
Write-off of property, plant and equipment	-	(1,363,941)	-
Operating loss	(10,870,029)	(17,320,753)	(28,227,374)
Revaluation of warrant liabilities (note 14)	4,071,434	(4,522,523)	32,010,637
Net financial expenses	877	(42,134)	(296,218)
Private placements issuance costs	-	-	(695,170)
Net income (loss) before income taxes	(6,797,718)	(21,885,410)	2,791,875
Deferred tax recovery (note 25)	-	-	1,537,467
Net income (loss) for the year	(6,797,718)	(21,885,410)	4,329,342
Other comprehensive income (loss)
Items that will be reclassified to net income
Foreign currency translation adjustment	(4,904,714)	1,263,136	(3,658,651)
Items that will not be reclassified to net income
Revaluation of digital currencies, net of tax	-	-	(3,706,624)
Total comprehensive loss for the year	$(11,702,432)	$(20,622,274)	$(3,035,933)
Comprehensive loss for the year attributable to:
Shareholders of the Company	(11,702,432)	(20,622,274)	(3,035,933)
Non-controlling interest (note 26)	-	-	-
Comprehensive loss for the year	(11,702,432)	(20,622,274)	(3,035,933)
Basic income (loss) per share (note 18)	$(0.22)	$(0.77)	$0.16
Diluted income (loss) per share (note 18)	$(0.22)	$(0.77)	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

Year Ended December 31,	2024	2023	2022
Operating activities
Net income (loss) for the year	$(6,797,718)	$(21,885,410)	$4,329,342
Adjustments for:
Digital currencies items (note 21)	(22,483,518)	(17,876,857)	3,444,692
Interest income accrual	-	(48,000)	-
Gain on sale of property, plant and equipment	-	-	(1,140,658)
Depreciation of right-of-use assets	102,197	172,332	142,324
Depreciation and amortization	15,585,651	14,871,456	10,657,144
Interest on lease liabilities	24,707	92,860	58,014
Change in fair value of amount owing for Miner Lease Agreement	-	267,551	(1,693,088)
Share based compensation	1,748,506	1,620,777	3,296,238
Change in warrant liability	(4,071,434)	4,522,523	(32,010,637)
Share issuance cost	-	-	695,170
Loss on settlement of debt	-	-	294,306
Interest accrued on loan payable	-	138,300	(6,000)
Change in fair value of loan and salaries payable	793,606	310,521	-
Change in fair value of investment	(50,159)	(50,685)	-
Accretion on liability	38,413	(126,026)	-
Impairment of goodwill	-	-	1,260,783
Write-off of property, plant and equipment	-	1,363,941	-
Impairment of data miners	-	-	1,556,000
Deferred tax recovery	-	-	(1,537,467)
Foreign exchange loss (gain)	(5,581,069)	1,375,661	(3,660,296)
Working capital items (note 21)	3,158,474	1,678,098	(1,181,046)
Net cash used in operating activities	(17,532,344)	(13,572,958)	(15,495,179)
Investing activities
Purchase of property, plant and equipment	(3,790,777)	(3,007,766)	(14,685,038)
Proceeds from sale of property, plant and equipment	-	499,950	795,000
Acquisition of digital currency option calls	-	-	(623,000)
Acquisition of digital currency option calls	-	-	(3,932,000)
Business combination (note 3)	-	(4,749,666)	-
Digital currencies traded for cash	18,507,626	19,264,980	16,016,280
Net cash provided by (used in) investing activities	14,716,849	12,007,498	(2,428,758)
Financing activities
Proceeds from private placement, net of costs	-	-	8,314,269
Proceeds from pre-funded warrants	-	-	1,029,600
Proceeds from non-controlling interest	1,000,000	-	-
Repurchase of shares	-	-	(255,525)
Repayment of mortgage	(400,500)	(534,000)	(133,500)
Proceeds of shares issued for cash, net of issuance costs	4,006,157	1,073,244	-
Proceeds from loans payable	-	691,500	10,000,000
Repayment of loans payable	(317,559)	(1,027,753)	-
Lease payments	(109,980)	(146,880)	(96,000)
Net cash provided by financing activities	4,178,118	56,111	18,858,844
Net change in cash	1,362,623	(1,509,349)	934,907
Cash, beginning of year	341,273	1,850,622	915,715
Cash, end of year	$1,703,896	$341,273	$1,850,622

The accompanying notes are an integral part of these consolidated financial statements.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

	Number of shares (note 15)					Digital
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Cumulative Translation Adjustment	currency revaluation reserve	Non- Controlling Interest	Deficit	Total
Balance, December 31, 2021	24,956,165	3,333	$31,423,095	$11,844,581	$167,068	$3,706,624	$-	$(8,879,964)	$38,261,404
Private placements (note 15(b)(ii))	2,729,748	-	15,255,979	-	-	-	-	-	15,255,979
Cost of issue - cash (note 15(b)(ii))	-	-	(547,307)	-	-	-	-	-	(547,307)
Cost of issue - broker warrants (note 15(b)(ii))	-	-	(270,978)	535,009	-	-	-	-	264,031
Warrant liabilities	-	-	(7,007,643)	-	-	-	-	-	(7,007,643)
Shares cancelled (note 15(b)(i))	(165,200)	-	(194,260)	-	-	-	-	(61,265)	(255,525)
Shares issued for cash	2,100	-	2,469	-	-	-	-	-	2,469
Shares issued for exercise of pre-funded warrants	300,000	-	927,463	-	-	-	-	-	927,463
Share based compensation	-	-	-	3,296,238	-	-	-	-	3,296,238
Shares issued to settle payable (note 15(b)(vi))	19,391	-	13,816	-	-	-	-	-	13,816
Transaction with owners	27,842,204	3,333	39,602,634	15,675,828	167,068	3,706,624	-	(8,941,229)	50,210,925
Foreign currency translation adjustment	-	-	-	-	(3,658,651)	-	-	-	(3,658,651)
Revaluation of digital currencies, net of tax	-	-	-	-	-	(3,706,624)	-	-	(3,706,624)
Net loss for the year	-	-	-	-	-	-	-	4,329,342	4,329,342
Total comprehensive loss for the year	-	-	-	-	(3,658,651)	(3,706,624)	-	4,329,342	(3,035,933)
Balance, December 31, 2022	27,842,204	3,333	39,602,634	15,675,828	(3,491,583)	-	-	(4,611,887)	47,174,992
Shares issued for cash	556,954	-	1,073,244	-	-	-	-	-	1,073,244
Restricted share units converted to common shares	479,582	-	1,827,782	(1,827,782)	-	-	-	-	-
Share based compensation	-	-	-	1,620,777	-	-	-	-	1,620,777
Transaction with owners	28,878,740	3,333	42,503,660	15,468,823	(3,491,583)	-	-	(4,611,887)	49,869,013
Foreign currency translation adjustment	-	-	-	-	1,263,136	-	-	-	1,263,136
Net loss for the year	-	-	-	-	-	-	-	(21,885,410)	(21,885,410)
Total comprehensive loss for the year	-	-	-	-	1,263,136	-	-	(21,885,410)	(20,622,274)
Balance, December 31, 2023	28,878,740	3,333	42,503,660	15,468,823	(2,228,447)	-	-	(26,497,297)	29,246,739
Shares issued for cash (note 15(b)(i))	3,639,963	-	4,005,457	-	-	-	-	-	4,005,457
Warrant liabilities	-	-	(2,316,965)	-	-	-	-	-	(2,316,965)
Restricted share units converted to common shares	492,897	-	1,814,250	(1,814,250)	-	-	-	-	-
Share based compensation	-	-	-	1,748,506	-	-	-	-	1,748,506
Transaction with owners	33,011,600	3,333	46,006,402	15,403,079	(2,228,447)	-	-	(26,497,297)	32,683,737
Foreign currency translation adjustment	-	-	-	-	(4,904,714)	-	-	-	(4,904,714)
Non-controlling interest shareholders’ contribution	-	-	-	721,270	-	-	279,430	-	1,000,700
Net loss for the year	-	-	-	-	-	-	-	(6,797,718)	(6,797,718)
Total comprehensive loss for the year	-	-	-	721,270	(4,904,714)	-	279,430	(6,797,718)	(10,701,732)
Balance, December 31, 2024	33,011,600	3,333	$46,006,402	$16,124,349	$(7,133,161)	$-	$279,430	$(33,295,015)	$21,982,005

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Nature of operations and going concern

Digi Power X Inc. (formerly Digihost Technology Inc.) (the “Company” or “Digi Power”) and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, World Generation X, LLC, and US Data Centers, Inc. (together the “Company”) is an innovative energy infrastructure Company that develops data centers to drive the expansion of sustainable energy assets. On March 6, 2025, the Company changed its name to Digi Power X Inc.

The Company is listed on the TSX Venture Exchange and the NASDAQ trading under the trading symbols DGX and DGXX, respectively. The head office of the Company is located at 218 NW 24TH Street, 2nd Floor, Miami, Florida 33127.

These consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on March 28, 2025.

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

As at December 31, 2024, the Company has working capital deficiency of $3,398,621. The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2.	Material accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued effective for the Company’s reporting for the year ended December 31, 2024.

(b)	Statement of presentation

The Company’s consolidated financial statements have been prepared on an accrual basis, except for certain financial instruments and digital currencies that are measured at fair value. In addition, the consolidated financial statements are prepared on an accrual basis of accounting, except for cash flow information.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(c)	Basis of consolidation

These consolidated financial statements include the accounts of Digi Power and its wholly owned subsidiaries: Digihost International, Inc., DGX Holdings, LLC, World Generation X, and US Data Centers, Inc. in which it has a 72% ownership. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All intercompany transactions and balances have been eliminated upon consolidation. Net earnings or loss and each component of other comprehensive income are attributed to the shareholders of the Company and to the non-controlling interests. Total comprehensive income is attributed to the shareholders of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance on consolidation

(d)	Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digi Power is the Canadian dollar and the functional currency of Digihost International, Inc., DGX Holding, LLC, World Generation X and US Data Centers, Inc. is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(f)	Revenue recognition (continued)

○	Block rewards are calculated as follows under the FPPS method. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

○	Transaction fees refer to the total fees paid by users of the network to execute transactions. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

○	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth in a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation.

Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (block rewards, transaction fees and pool operating fees), as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. For each contract under the FPPS payout method, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception. For the contract under both the FPPS payout method, the Company measures non-cash consideration at the cryptocurrency average price on the date of contract inception, as determined by the Company’s principal market, which is Gemini.

●	Colocation services: The Company recognizes revenue from its colocation services when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services. The transaction price for colocation services includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

●	Sale of electricity: The Company recognizes revenue from the sale of energy when it has satisfied its performance obligation, which occurs as the electricity is provided to the customer. The Company supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Company’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due. The transaction price for sale of electricity includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

●	Sale of energy: The Company recognizes revenue from sale of energy is recorded upon the satisfaction of the performance obligation, specifically at the point when control of the energy is transferred to the end customer. This key moment reflects the Company’s fulfillment of its contractual duties.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(g)	Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital currencies are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital currencies. Under the revaluation method, increases in fair value are recorded in other comprehensive income (loss), while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income (loss) to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income (loss) are recorded in other comprehensive income (loss). Gains and losses on digital currencies sold between revaluation dates are included in profit or loss, calculated using the weighted average method.

Digital currencies are measured at fair value using the quoted price on the Gemini Exchange. Gemini serves as the principal market. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents a quote of the currency on an active market.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(i)	Intangible assets

Intangible assets are accounted for using the cost model based off the fair value attributed to a right of use of an electric power facility which is depreciated over 13 years.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss

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

(k)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

○	Leases of low value assets; and

○	Leases with a duration of twelve months or less.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(k)	Leases and right-of-use assets (continued)

On initial recognition, the carrying value of the lease liability also includes:

○	Amounts expected to be payable under any residual value guarantee;

○	The exercise price of any purchase option granted if it is reasonable certain to assess that option; and

○	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

○	Lease payments made at or before commencement of the lease;

○	Initial direct costs incurred; and

○	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

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

The reporting segments are identified on the basis of information that is reviewed by the chief executive officer to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company has three reporting segments namely, cryptocurrency mining, sales of energy and colocation services.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

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

Financial assets carried at FVTPL are initially recorded at fair value and transactions costs expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recorded in the consolidated statements of comprehensive income (loss) in the period in which they arise. The Company’s investment is classified as a financial asset and measured at FVTPL.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s accounts payable and accrued liabilities (excluding salaries payable), mortgage payable, loans payable and deposit payable are classified as measured at amortized cost.

The Company’s warrant liabilities are classified as measured at FVTPL with gains and losses recognized in profit and loss.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

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

Share capital represents the amount received from the issuance of shares, net of issuance costs and any associated income tax benefits. When shares and warrants are issued as part of private placement units, the Company applies the relative value method to allocate the proceeds. Under this method, the fair value of the warrant liability is determined first using the Black-Scholes Option Pricing Model, with the remaining value allocated to the equity component.

Contributed surplus include the value of warrants classified as equity, stock options and restricted share units. When warrants stock options and restricted share units are exercised, the related compensation cost and value are transferred to share capital.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

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

(s)	Non-controlling interest

Non-controlling interest represents the minority shareholders’ interest in the Company’s less than wholly-owned subsidiary. On initial recognition, non-controlling interest is measured at its proportionate share of the acquisition-date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interest for the minority shareholders’ share of changes to the subsidiary’s equity. Changes in the Company’s ownership interest that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non- controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the parent.

(t)	Business combinations

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(u)	Income taxes

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

(v)	New accounting standards adopted and recently announced accounting pronouncements not yet adopted

Accounting standards adopted during the year

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current and Noncurrent Liabilities with Covenants. These amendments increase the disclosure required to enable users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within 12 months. The amendments are effective January 1, 2024. Retrospective application is required on adoption. These amendments resulted in $5,456,749 of warrant liabilities previously classified as long term, to be reclassified as current liabilities as at December 31, 2023 upon adoption. As at December 31, 2024, the Company’s warrant liabilities of $3,348,248 are entirely classified as current liabilities, as the counterparties who hold them may exercise them into common shares of the Company at any time.

Accounting standards issued but not yet effective

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

As at December 31, 2024, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(w)	Critical accounting judgements, estimates and assumptions

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

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the average price of the coin on the date of contract inception. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(v)	Warrant liability

The Company uses Black Scholes method to determine the fair value of the warrant liability. The Black Scholes method requires significant judgement in determining the fair value such as volatility and risk-free rate. A change in these inputs could lead to significant change in the fair value of the warrant liability.

3.	Business combination

On February 7, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $4,749,666 of which $150,000 was paid in previous years. The transaction was accounted for as a business combination under IFRS 3, Business Combinations. The Company completed this business combination as part of its ongoing infrastructure expansion strategy and increase its available computing power. Operation of the plant will help support the local utility power grid for reliability and the plant will be readily available for residential and commercial consumers during peak periods of demand.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at	As at
	December 31,	December 31,
	2024	2023
Bitcoin	$4,525,416	$822,884

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2021	632	$29,770,994	1,001	$3,720,992	$33,491,986
Bitcoin mined(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies	100	3,932,000	-	-	3,932,000
Digital currencies traded for cash	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	1,842,177	801	958,480	2,800,657
Bitcoin mined(2)	640	18,128,241	-	-	18,128,241
Bitcoin received from colocation services(3)	6	185,819	-	-	185,819
Bitcoin received for electricity sales(3)	18	538,197	-	-	538,197
Digital currencies traded for cash	(655)	(18,018,987)	(801)	(1,245,993)	(19,264,980)
Digital currencies paid for services	(20)	(433,492)	-	-	(433,492)
Digital currencies for loan repayment	(30)	(883,622)	-	-	(883,622)
Bitcoin remitted to Northern Data(2)	(51)	(1,204,463)	-	-	(1,204,463)
Gain on sale of digital currencies	-	658,023	-	287,513	945,536
Revaluation adjustment(1)	-	10,991	-	-	10,991
Balance, December 31, 2023	19	822,884	-	-	822,884
Bitcoin mined for Digihost	188	10,318,500	-	-	10,318,500
Bitcoin received from colocation services(3)	126	9,377,476	-	-	9,377,476
Bitcoin received for electricity sales(3)	33	2,003,106	-	-	2,003,106
Digital currencies paid for services	(26)	(1,773,027)	-	-	(1,773,027)
Digital currencies traded for cash	(286)	(18,507,626)	-	-	(18,507,626)
Digital currencies for loan repayment	(6)	(273,360)	-	-	(273,360)
Gain on sale of digital currencies	-	1,658,772	-	-	1,658,772
Revaluation adjustment(1)	-	898,691	-	-	898,691
Balance, December 31, 2024	48	$4,525,416	-	$-	$4,525,416

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at December 31, 2024, the price of Bitcoin and Ethereum was $93,366 (December 31, 2023 - $42,244 and December 31, 2022 - $16,548) and $3,333 (December 31, 2023 - $1,674 and December 31, 2022 - $1,197) resulting in total revaluation gain of $898,691 (December 31, 2023 - gain of $10,991 and December 31, 2022 - loss of $8,010,913).

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

4.	Digital currencies (continued)

(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. The Miner Lease Agreement was terminated on February 15, 2023.

(3)	During the year ended December 31, 2023, the Company entered into a Mining Operations Agreement with Northern Data NY, LLC, and Colocation Services Agreements with both Corner Energy Ltd. and Bit Digital USA, Inc. Pursuant to these agreements, the parties have agreed to split a portion of the energy costs and mining rewards received incurred for the power consumed by the miners put in service at the Company’s respective sites pursuant to these agreements. As at December 31, 2024, the Company is owed $(171,344) from these parties related to these agreements (December 31, 2023 - $565,680).

5.	Amounts receivable and other assets

	As at	As at
	December 31,	December 31,
	2024	2023
Utility deposits	$1,942,476	$2,297,314
Prepaid expenses	142,066	115,577
Accounts receivable	1,836	565,680
Other receivable	169,037	-
Interest receivable (note 10)	72,000	48,000
	2,327,415	3,026,571
Long-term deposits and prepaid expenses	(1,942,476)	(2,159,314)
	$384,939	$867,257

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

6.	Property, plant and equipment

	Land and buildings	Data miners	Equipment and other	Leasehold improvement	Equipment in construction	Power plant in use(1)	Total
Cost
December 31, 2021	$-	$31,658,103	$3,363,324	$1,040,000	$7,148,920	$-	$43,210,347
Additions	3,658,510	-	1,641,520	39,542	10,413,466	-	15,753,038
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
Transfer asset in use	-	-	3,218,685	-	(3,218,685)	-	-
December 31, 2022	3,658,510	30,404,111	8,223,529	1,079,542	14,343,701	-	57,709,393
Additions	827,230	1,491,668	688,868	-	-	-	3,007,766
Disposal	-	-	(499,950)	-	-	-	(499,950)
Write-off	-	-	(1,363,941)	-	-	-	(1,363,941)
Transfer asset in use	-	-	14,343,701	-	(14,343,701)	-	-
Acquired in business combination (note 3)	530,000	-	-	-	-	4,643,800	5,173,800
December 31, 2023	5,015,740	31,895,779	21,392,207	1,079,542	-	4,643,800	64,027,068
Additions	-	-	3,200,000	-	-	590,777	3,790,777
December 31, 2024	$5,015,740	$31,895,779	$24,592,207	$1,079,542	$-	$5,234,577	$67,817,845
Accumulated depreciation
December 31, 2021	$-	$3,820,296	$1,056,888	$191,056	$-	$-	$5,068,240
Depreciation	-	8,815,246	1,607,458	105,208	-	-	10,527,912
Impairment	-	1,556,000	-	-	-	-	1,556,000
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
December 31, 2022	-	12,937,550	2,664,346	296,264	-	-	15,898,160
Depreciation	-	9,825,482	4,483,977	105,318	-	327,447	14,742,224
December 31, 2023	-	22,763,032	7,148,323	401,582	-	327,447	30,640,384
Depreciation	335,324	8,733,406	5,913,455	105,318	-	368,920	15,456,423
December 31, 2024	$335,324	$31,496,438	$13,061,778	$506,900	$-	$696,367	$46,096,807
Net carrying value
As at December 31, 2023	$5,015,740	$9,132,747	$14,243,884	$677,960	$-	$4,316,353	$33,386,684
As at December 31, 2024	$4,680,416	$399,341	$11,530,429	$572,642	$-	$4,538,210	$21,721,038

(1)	At December 31, 2024, the Company had plant and equipment with a carrying amount of $4,538,210 that was temporarily idle due to maintenance and repairs. The Power Plant was brought back into service during January 2025.

7.	Right-of-use assets

	As at	As at
	December 31,	December 31,
	2024	2023
Balance, beginning of period	$2,366,115	$2,538,447
Depreciation	(102,197)	(172,332)
Modification of lease	(224,008)	-
Balance, end of period	$2,039,910	$2,366,115

During the year ended December 31, 2022 the Company entered a lease for a warehouse facility. The lease was prepaid resulting in a right-of-use asset and no corresponding lease liability.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

8.	Intangible asset

Intangible asset relates to the right-of-use of an electric power facility for a period of 156 months. As at December 31, 2024, there were 98 months remaining of the amortization period.

	As at December 31,	As at December 31,
	2024	2023
Balance, beginning of period	$1,184,798	$1,314,028
Amortization	(129,229)	(129,230)
Balance, end of period	$1,055,569	$1,184,798

9.	Goodwill

For the realization of its annual impairment test for 2022, management determined the recoverable amount as the value in use. The significant assumptions used in determining value in use are:

o	Monthly Bitcoin price average growth rate of 2.2%

o	Difficulty monthly growth rate of 2.8%

o	Terminal annual growth rate of 2.5%

o	Discount rate 20% - 22%

An impairment of $1,260,783 was taken on goodwill. The assumptions used were based on the Company’s internal forecasts. The Company projected revenue, working capital, capital expenditures and expenses for a period of five years. The Company has also performed a sensitivity analysis on key assumptions which indicated that reasonable changes will not have a material impact.

10.	Investment

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrued interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes (note 5). The Note was converted into Series C Preferred Stock (“Shares”) of the issuer effective October 1, 2023, with 8,000 warrants issued to the Company. The Shares are secured by the assets of the issuer. As at December 31, 2024, the fair value of the Shares and warrants was estimated to be $900,844.

	As at December 31,	As at December 31,
	2024	2023
Balance, beginning of period	$850,685	$806,000
Payments received	-	(6,000)
Fair value adjustment	50,159	50,685
Balance, end of period	$900,844	$850,685

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Lease liabilities

The Company entered into a lease agreement dated April 1, 2022, with TXMA International LLC, a company controlled by the chief executive officer. The present value of the lease liability as at December 31, 2024 was $126,797 (December 31, 2023 - $447,514). Payments made during the year ended December 31, 2024, totaled $151,286 (December 31, 2023 - $146,880 and December 31, 2022 - $96,000).

	As at December 31,	As at December 31,
	2024	2023
Balance, beginning of period	$447,514	$547,471
Interest	13,271	46,923
Lease payments	(109,980)	(146,880)
Modification of lease	(224,008)	-
Balance, end of period	$126,797	$447,514
Current portion	$51,112	$110,651
Non-current portion	75,685	336,863
Total lease liabilities	$126,797	$447,514

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2024
Less than one year	$60,000
One to five years	80,000
Total undiscounted lease obligations	$140,000

12.	Loans payable

	As at December 31,	As at December 31,
	2024	2023
Balance, beginning of the period	$610,340	$-
New loans(1)	-	691,500
Loan assumed in business acquisition(2)	-	410,700
Repayment of loans	(590,919)	(1,027,754)
Interest	38,413	225,373
Fair value adjustment	19,730	310,521
Balance, end of the period	77,564	610,340
Long-term loans payable	-	(356,710)
	$77,564	$253,630

(1)	The Company entered into a loan agreement with Doge Capital LLC (“Doge”), a company controlled by the chief executive officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500 and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023 and the remaining 11 payments due on the first day of each successive month. During the first quarter of fiscal 2024, this loan was fully repaid.

(2)	Upon the closing of the Power Plant transaction (note 3), the Company assumed a loan agreement with Niagara Mohawk Power Corporation dated September 1, 2020. The Company is required to make minimum payments of $2,500 per month, with the outstanding balance of $77,564.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matured in September 2024. The mortgage was secured by the powerplant.

	As at December 31,	As at December 31,
	2024	2023
Balance, beginning of period	$389,064	$877,127
Interest	11,436	45,937
Payments	(400,500)	(534,000)
Balance, end of period	$-	$389,064
Current portion	$-	$389,064
Non-current portion	-	-
Total mortgage payable	$-	$389,064

14.	Warrant liabilities

The Company has warrants classified as financial liabilities due to the presence of cashless exercise options under certain conditions, or in other cases due to a failure to meet the fixed for fixed criteria. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the years ending December 31, 2024 and December 31, 2023:

	Number of warrants	Amount
Balance, December 31, 2021	9,098,514	$31,943,365
Warrants issued	3,029,748	7,007,643
Warrants cancelled	(3,029,748)	(5,887,840)
Pre-funded warrants issued	300,000	927,463
Pre-funded warrants exercised	(300,000)	(927,463)
Revaluation of warrant liabilities	-	(32,010,637)
Foreign currency translation	-	(230,834)
Balance, December 31, 2022	9,098,514	821,697
Revaluation of warrant liabilities	-	4,522,523
Foreign currency translation	-	112,529
Balance, December 31, 2023	9,098,514	5,456,749
Warrants expired	(3,955,993)	-
Warrants issued	3,636,363	2,316,965
Revaluation of warrant liabilities	-	(4,071,434)
Foreign currency translation	-	(354,032)
Balance, December 31, 2024	8,778,884	$3,348,248

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Warrant liabilities (continued)

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at December 31,	Issued	As at December 31,	Issued	As at December 31,
	2024	in 2024	2023	in 2022	2022
Spot price (in CAD$)	$2.16	$1.60	$3.06	$3.78	$0.47
Risk-free interest rate	2.80%	3.25%	3.91%	1.62%	4.07%
Expected annual volatility	104%	104%	123%	145%	143%
Expected life (years)	2.62	3.00	1.00	3.50	2.01
Dividend	nil	nil	nil	nil	nil

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2024.

Expiry date	Warrants outstanding and exercisable	Exercise price
April 9, 2025	2,112,773	CAD$	7.11
September 9, 2025	3,029,748	CAD$	6.25
August 15, 2027	3,636,363	US$	2.00
	8,778,884

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2023:

Expiry date	Warrants outstanding and exercisable	Exercise price (CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

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

b)	Subordinate voting shares and proportionate voting shares issued

Year ended December 31, 2024

(i) On August 15, 2024, the Company completed a private placement consisting of 3,636,363 units of the Company at a purchase price of $1.10 per unit for gross proceeds of $4 million Each unit is comprised of one subordinate voting share of the Company and one warrant, with each warrant entitling the holder to purchase one additional share. The warrants have an exercise price of $2.00 per share and exercise period of three years from the issuance date. No securities were offered or sold to Canadian residents in connection with the private placement.

(ii) During the year ended December 31, 2024, the Company issued 3,600 subordinate voting shares at an average share price of $1.5158 for a total aggregate of $5,457 pursuant to the at-the-market equity program.

Year ended December 31, 2023

(iii) During the year ended September 30, 2023, the Company issued 556,954 subordinate voting shares at an average share price of $1.927 for a total aggregate of $1,073,244 pursuant to the at-the-market equity program.

Year ended December 31, 2022

(iv) On March 9, 2022, the Company closed a private placement with a single institutional investor, for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (Pre-funded Warrants) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross cash proceeds of $10,424,453 (CAD$13,330,861) and the cancellation of warrants. The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. A fair value of $7,007,643 was assigned to the warrants. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at amortized cost. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 and initial issuance costs was then accounted as an increase in share capital of

$927,463.

In connection with the private placement, the investor has agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 16, 2021 expiring on March 16, 2024 and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 9, 2021 expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above mentioned private placement and was accounted for as an increase in share capital of $5,887,616 for total proceeds from the private placement of $15,255,979.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date. The broker warrants were assigned a fair value of $535,009 for total issuance costs of $1,615,593 of which $695,170 is recorded in net income as the cost of issuance of the warrants classified as liabilities and $102,138 in reduction of the Pre-Funded Warrants.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

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

(v) During May 2022, the Company received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation. As at December 31, 2022, the Company repurchased 165,200 subordinate voting shares for a total repurchase price of $255,525.

(vi) On November 1, 2022, the Company issued 19,391 subordinate voting shares (valued at $13,816) to settle a debt of $92,825 with a creditor.

16.	Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2022 and December 31, 2023	1,025,816	7.81
Expired	(471,910)	8.48
Balance, December 31, 2024	553,906	7.25

The following table reflects the warrants issued and outstanding as of December 31, 2024:

	Exercise	Weighted Average
Number of Warrants Outstanding	Price (CAD$)	Contractual Life (years)	Expiry Date
311,526	8.025	0.27	April 9, 2025(1)
242,380	6.25	0.69	September 9, 2025(1)
553,906	7.25	0.45

The following table reflects the warrants issued and outstanding as of December 31, 2023:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	0.21	March 16, 2024(1)
222,222	6.75	0.47	June 18, 2024(1)
311,526	8.025	1.27	April 9, 2025(1)
242,380	6.25	1.69	September 9, 2025(1)
1,025,816	7.81	0.94

(1)	Broker warrants.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Stock options and restricted share units

(a)	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the years presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2021	2,345,165	5.28
Expired / cancelled	(1,153,331)	5.46
Balance, December 31, 2022	1,191,834	5.11
Expired / cancelled	(499,664)	5.13
Balance, December 31, 2023	692,170	5.09
Expired / cancelled	(209,216)	6.22
Balance, December 31, 2024	482,954	4.60

The following table reflects the stock options issued and outstanding as of December 31, 2024:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	0.12	158,333	158,333	-
January 5, 2026	3.75	1.01	150,828	150,828	-
March 25, 2026	7.47	1.23	101,997	101,997	-
May 17, 2026	7.35	1.38	43,464	43,464	-
June 22, 2026	4.20	1.47	28,332	28,332	-
	4.60	0.83	482,954	482,954	-

The following table reflects the stock options issued and outstanding as of December 31, 2023:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	1.13	258,334	258,334	-
January 5, 2026	3.75	2.02	183,498	183,498	-
February 24, 2026	13.92	2.15	50,000	50,000	-
March 25, 2026	7.47	2.23	116,668	116,668	-
May 17, 2026	7.35	2.38	55,001	55,001	-
June 22, 2026	4.20	2.48	28,669	28,669	-
	5.09	1.78	692,170	692,170	-

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

17.	Stock options and restricted share units (continued)

(b)	Restricted share units

The Company has an RSU plan whereby the there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of RSUs for the years presented below:

Number of RSUs
Balance, December 31, 2021	-
Granted (i)	1,449,250
Cancelled	(10,000)
Balance, December 31, 2022	1,439,250
Granted (ii)	77,232
Converted	(479,582)
Balance, December 31, 2023	1,036,900
Granted (iii)	2,444,000
Cancelled	(159,667)
Converted	(492,897)
Balance, December 31, 2024	2,828,336

(i)	During the year ended December 31, 2022, the Company granted 1,449,250 RSUs to officers, directors, employees and advisors. These RSUs vest one-third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $5,725,262.

(ii)	During the year ended December 31, 2023, the Company granted 77,232 RSUs to advisors. These RSUs vest one year from the date of grant. The grant date fair value of the RSUs was $120,386.

(iii)	During the year ended December 31, 2024, the Company granted 2,444,000 RSUs officers, directors, employees and advisors. These RSUs vest one-third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $4,880,453, which was measured based on the quoted price of the Company’s shares on the date of grant.

For the year ended December 31, 2024, the Company recorded sharebased compensation for these RSU’s of $1,748,506, (year ended December 31, 2023 - $1,620,777,).

18.	Loss per share

Year Ended December 31,	2024	2023	2022
Net loss for the year	$(6,797,718)	$(21,885,410)	$4,329,342
Net loss per share - basic and diluted	$(0.22)	$(0.77)	$0.16
Weighted average number of shares outstanding - basic and diluted	30,704,548	28,573,101	27,227,284

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

19.	Related party transactions

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

Remuneration of key management personnel of the Company was as follows:

Year Ended December 31,	2024	2023	2022
Professional fees (1)	$136,081	$187,913	$307,534
Salaries (1)	858,479	840,650	833,717
Share based compensation(2)	1,564,208	1,429,568	3,092,012
	$2,558,768	$2,458,131	$4,233,263

(1)	Represents the professional fees and salaries paid to officers and directors in BTC. During the year ended December 31, 2024 the Company paid 26 BTC (December 31, 2023 - 8 BTC; December 31, 2022 - 27 BTC) as compensation for the services provided in by officers and directors with a fair value of $1,773,027 (December 31, 2023 - $220,591; December 31, 2022 - $739,745). A realized loss on fair value of accrued BTC of $773,876 was recognized through profit and loss during the year (December 31, 2023 - gain of $206,659; December 31, 2022 - $nil) based on changes in the price of BTC between the date salaries were owed and paid. As at December 31, 2024, 3 BTC with a fair value of $267,628 have been accrued for compensation related to services provided in 2024 by officers and directors.

(2)	Represents the share based compensation for officers and directors.

20.	Additional information on the nature of comprehensive loss components

Year Ended December 31,	2024	2023	2022
Expenses for employee benefits
Operating and maintenance costs	$888,079	$737,354	$444,400
Professional fees	136,081	187,913	307,534
Salaries	858,479	840,650	833,717
Share based compensation	1,748,506	1,620,777	3,296,238
	$3,631,145	$3,386,694	$4,881,889
Net financial expenses
Interest on loans	$38,413	$228,374	$238,204
Interest from promissory note receivable	(24,000)	(66,000)	-
Interest on lease liabilities and mortgage payable	24,707	92,860	58,014
Accretion on PPA liability	-	(213,100)	-
	$39,120	$42,134	$296,218

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

21.	Cash flow supplemental information

Year Ended December 31,	2024	2023	2022
Digital currencies items
Digital currencies mined	$(10,318,500)	$(18,128,241)	$(24,190,060)
Bitcoin received from colocation services	(9,377,476)	(185,819)	-
Bitcoin received for electricity sales	(2,003,106)	(538,197)	-
Miner lease and hosting	-	614,813	9,768,179
Loss on digital currency option calls	-	-	1,950,000
Services paid in digital currencies	1,773,027	433,492	739,024
Gain on sale of digital currencies	(1,658,772)	(945,536)	11,574,330
Interest paid in digital currencies	-	-	216,329
Digital currencies for loan repayment	-	883,622	-
Gain on revaluation of digital currencies	(898,691)	(10,991)	3,386,890
	$(22,483,518)	$(17,876,857)	$3,444,692
Working capital items
Amounts receivable and prepaid expenses	$699,156	$(1,320,109)	$574,129
Accounts payable and accrued liabilities	1,617,639	1,946,961	72,325
Income tax receivable	124,337	76,062	(550,000)
Deposit payable	717,342	975,184	(1,277,500)
	$3,158,474	$1,678,098	$(1,181,046)
Other supplemental information
Interest paid	$-	$-	$-
Taxes paid	$-	$-	$-

22.	Segmented reporting

The Company has three operating segments being cryptocurrency mining, sales of energy and electricity and colocation services located in the United States.

Year Ended December 31, 2024	Cryptocurrency mining	Sales of energy and electricity	Colocation services	Total
Revenue	$10,318,500	$10,893,584	$15,790,179	$37,002,263
Cost of revenue	(7,192,288)	(14,513,076)	(11,006,203)	(32,711,567)
Depreciation and amortization	(15,268,695)	(368,921)	-	(15,637,616)
Net profit (loss)	(7,593,281)	(3,988,413)	4,783,976	(6,797,718)

Year ended December 31, 2023	Cryptocurrency mining	Sales of energy and electricity	Colocation services	Total
Revenue	$18,128,241	$6,309,398	$1,675,269	$26,112,908
Cost of revenue	(14,646,658)	(4,225,676)	(1,345,590)	(20,217,924)
Depreciation and amortization	(14,595,972)	(327,447)	-	(14,923,419)
Miner lease and hosting agreement	(638,689)	-	-	(638,689)
Net loss	(24,097,391)	1,882,302	329,679	(21,885,410)

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

22.	Segmented reporting (continued)

Year ended December 31, 2022	Cryptocurrency mining	Sales of energy and electricity	Colocation services	Total
Revenue	$24,190,060	$-	$-	$24,190,060
Cost of revenue	(17,760,786)	-	-	(17,760,786)
Depreciation and amortization	(10,709,108)	-	-	(10,709,108)
Miner lease and hosting agreement	(2,517,503)	-	-	(2,517,503)
Net income	4,329,342	-	-	4,329,342

23.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2023.

24.	Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm’s length third parties, the fair values of these payables are measured using relevant market input (Level 3). The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Investment is measured using a market-based valuation approach, utilizing relevant Level 3 market inputs. Digital currencies and loan payable are measured at fair value using the quoted price on Gemini Exchange (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 14).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash held in an account which is FDIC insured up to $3 million. The Company believes no impairment is necessary in respect of amounts receivable, deposits and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

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

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Financial instruments and risk management (continued)

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

	Payments by period
As at December 31, 2024	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$6,579,948	$-	$-	$-	$6,579,948	$6,579,948
Deposit payable	-	2,203,526	-	-	2,203,526	2,203,526
Lease liabilities	60,000	80,000	-	-	140,000	126,797
Loan payable	77,564	-	-	-	77,564	77,564
	$6,717,512	$2,283,526	$-	$-	$9,001,038	$8,987,835

	Payments by period
As at December 31, 2023	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$4,510,757	$-	$-	$-	$4,510,757	$4,510,757
Deposit payable	-	1,486,184	-	-	1,486,184	1,486,184
Lease liabilities	151,286	316,325	54,024	-	521,635	447,514
Mortgage payable	400,500	-	-	-	400,500	389,064
Loan payable	253,630	356,710	-	-	610,340	610,340
	$5,316,173	$2,159,219	$54,024	$-	$7,529,416	$7,443,859

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at December 31, 2024 and December 31, 2023, the foreign currency risk was considered minimal.

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

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin.

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

24.	Financial instruments and risk management (continued)

At December 31, 2024, had the market price of the Company’s holdings of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $452,542 (December 31, 2023 - $82,288).

25.	Income taxes

(a)	Provision for income taxes

Year Ended December 31,	2024	2023	2022
Income (loss) before income taxes	$(6,797,718)	$(21,885,410)	$2,791,875
Combined statutory income tax rate	26.14%	26.14%	26.14%
Income tax benefit at the statutory tax rate	(1,776,584)	(5,719,752)	729,657
Non-deductible expenses	5,811	8,384	15,626
Revaluation of warrant liabilities	(1,064,069)	1,181,962	(8,365,980)
Foreign exchange (gain) loss	(1,366,086)	360,003	(593,325)
Share based compensation	252,438	421,396	-
Impairment of goodwill	-	-	329,506
Other	-	-	59,931
Change in unrecognized deferred tax asset	3,948,490	3,748,007	6,287,118
Deferred income tax (recovery) provision	$-	$-	$(1,537,467)
Current income taxes in the income statement	$-	$-	$-

Composition of deferred income taxes in the income statement
Inception and reversal of temporary differences	$(3,948,490)	$(3,748,007)	$(7,824,585)
Change in unrecognized deferred tax asset	3,948,490	3,748,007	6,287,118
Deferred income tax (recovery) provision	$-	$-	$(1,537,467)
Total income tax expense (recovery) for the year	$-	$-	$(1,537,467)

(b)	Deferred income tax

Movement of deferred income tax in 2024

	January 1, 2024	Profit or loss	Other Comprehensive Income	Equity	December 31, 2024
Right of use assets	$(618,384)	$407,385	$-	$-	$(210,999)
Non-capital losses	618,384	(407,385)	-	-	210,999
Non-capital losses - Canada	407,366	685,039	-	-	1,092,405
Unrealized foreign exchange gain - Canada	(407,366)	(685,039)	-	-	(1,092,405)
Total	$-	$-	$-	$-	$-

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

25.	Income taxes (continued)

Movement of deferred income tax in 2023

			Other
	January 1,	Profit	Comprehensive		December 31,
	2023	or loss	Income	Equity	2023
Property, plant and equipment	$(5,030,883)	$5,030,883	$-	$-	$-
Right of use assets	(663,423)	45,039	-	-	(618,384)
Digital currencies	1,186,090	(1,186,090)	-	-	-
Lease liabilities	143,082	(143,082)	-	-	-
Non-capital losses	4,365,134	(3,746,750)	-	-	618,384
Non-capital losses - Canada	593,325	(185,959)	-	-	407,366
Unrealized foreign exchange gain - Canada	(593,325)	185,959	-	-	(407,366)
Total	$-	$-	$-	$-	$-

Movement of deferred income tax in 2022

			Other
	January 1,	Profit	Comprehensive		December 31,
	2022	or loss	Income	Equity	2022
Property, plant and equipment	$(1,781,767)	$(3,249,116)	$-	$-	$(5,030,883)
Right of use assets	(543,242)	(120,181)	-	-	(663,423)
Digital currencies	(1,047,759)	1,186,091	1,047,758	-	1,186,090
Lease liabilities	-	143,082	-	-	143,082
Stock based compensation	709,474	(638,992)	-	(70,482)	-
Non-capital losses	148,551	4,216,583	-	-	4,365,134
Non-capital losses - Canada	-	593,325	-	-	593,325
Unrealized foreign exchange gain - Canada	-	(593,325)	-	-	(593,325)
Total	$(2,514,743)	$1,537,467	$1,047,758	$(70,482)	$-

As at December 31, 2024 and 2023, deductible timing differences available for which the Company has not recognized deferred tax asset are as follows:

	As at December 31,	As at December 31,
	2024	2023
Property, plant and equipment	$7,427,610	$4,699,113
Property, plant and equipment	220,805	-
Capital losses	10,392,877	11,951,649
Digital currencies	205,436	22,267
Share issue costs (Canada)	1,915,654	2,847,119
Stock based compensation	2,989,440	2,374,501
Lease liability	126,797	447,514
Other	272,551	315,521
Non-capital losses - USA	30,301,279	15,193,118
Non-capital losses - Canada	6,266,727	4,084,437
	$60,119,176	$41,935,239

Digi Power X Inc. (formerly “Digihost Technology Inc.”)

Notes to the 2024 Consolidated Financial Statements

(Expressed in United States Dollars)

25.	Income taxes (continued)

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

The Canadian non-capital losses for which no deferred tax asset was recognized expire in 2041 and 2044. The non- capital losses available in the United States have no expiry date. The capital losses available in the United States have expiry date of 5 year.

26.	Subsequent events

(i) On February 7, 2025, the Company closed a private placement for gross proceeds of $6,609,500 and consisted of the sale of 2,503,601 subordinate voting shares of the Company and 1,251,805 warrants at a price of $2.64. Each warrant is exercisable at a price of $3.66 and expire three years from the issuance date.

(ii) The Company incorporated US Data Centers Inc., as a subsidiary on September 20, 2024. Subsequent to December 31, 2024, the Company dissolved this subsidiary and incorporated an entity of the same name. Funds of approximately $1,000,000 were distributed back to the original shareholders upon on dissolution.

(iii) Subsequent to December 31, 2024, the Company issued 792,669 subordinate voting shares to settle vested RSUs.